Exhibit 99.1

[         ], 2020

Dear United Technologies Shareowner:

In November 2018, we announced our plan to separate United Technologies Corporation (“UTC”) into three independent, publicly traded companies: (1) UTC, a preeminent aerospace company comprised of the Collins Aerospace and Pratt & Whitney businesses; (2) Carrier Global Corporation (“Carrier”), a leading global provider of heating, ventilating and air conditioning (HVAC), refrigeration, fire and security solutions; and (3) Otis Worldwide Corporation (“Otis”), the world’s largest elevator and escalator manufacturing, installation and service company. The separation will occur through two spin-offs, pursuant to which we will distribute to UTC shareowners all of the outstanding shares of common stock of Carrier and Otis.

In June 2019, we also entered into a merger agreement with Raytheon Company (“Raytheon”) pursuant to which the UTC aerospace businesses and Raytheon will combine in a merger of equals. Following the completion of the spin-offs of Otis and Carrier and the Raytheon merger, UTC’s common stock will remain outstanding and UTC will be renamed “Raytheon Technologies Corporation.”

I encourage you to read the attached information statement, which describes the Carrier spin-off in detail and contains important business and financial information about Carrier. The Carrier spin-off is expected to create an industry-leading, independent public company with a distinct product and solutions portfolio and corporate strategy. Carrier will have a strong financial profile and greater focus and enhanced operational agility, which will enable Carrier to more effectively pursue its own strategic goals and capture opportunities in its industries. As an independent company, Carrier will be better positioned to allocate resources and deploy capital consistent with its growth priorities.

For U.S. federal income tax purposes, the Carrier spin-off is intended to be generally tax-free to UTC shareowners. No vote of UTC shareowners is required for the distribution of Carrier shares in the Carrier spin-off.

UTC is making available a separate information statement that will help you understand the Otis spin-off and how it will affect your post-separation ownership in UTC and Otis.

We believe the separation provides tremendous opportunities for our businesses as we work to continue to build long-term value. We appreciate your continuing support of UTC and look forward to your future support of Carrier.

Sincerely,

[                        ]

Gregory J. Hayes
Chairman and Chief Executive Officer
United Technologies Corporation

[         ], 2020

Dear Future Carrier Shareowner:

I am excited to welcome you as a future shareowner of Carrier Global Corporation (“Carrier”).

Carrier is a leading global provider of heating, ventilating and air conditioning (HVAC); refrigeration; fire and security solutions. Our company is built on a legacy of innovation, beginning with its founders—Willis Carrier, who designed the world’s first modern air conditioning system; Robert Edwards, who patented the first electric alarm bell; and Walter Kidde, who produced the first integrated smoke detection and carbon dioxide extinguishing system for use onboard ships. Supported by the iconic Carrier name, the company’s portfolio of industry-leading brands includes Carrier, Automated Logic, Carrier Transicold, Edwards, GST, Kidde, LenelS2 and Marioff. Carrier’s businesses enable modern life by promoting smarter, safer, more efficient and more sustainable buildings and infrastructure across a wide range of residential, commercial and industrial applications.

As an independent, publicly traded company, we believe we will be attractively positioned to:

•	Drive growth in existing markets through continued innovation;
•	Invest in attractive geographies;
•	Develop advanced technologies to further expand our services and aftermarket business;
•	Strategically optimize our portfolio of products and services; and
•	Focus on cost-effective performance excellence.

Carrier’s spirit of innovation continues today with our core mission of focusing on developing smart, sustainable and efficient solutions to meet the complex challenges resulting from the mega-trends of urbanization, climate change and food security driven by our growing global population, rising standards of living and increasing energy and environmental regulation. With over 200 new products released over the last two years, our comprehensive range of products and services and our industry-leading brands’ reputations for quality and innovation make us a supplier and business partner of choice.

With our legacy and focus, we believe the vision for Carrier’s future is clear. We intend to deliver unparalleled value for our customers, working faster and smarter, enabling us to succeed in partnership with them. We intend to continue to attract and retain the best talent, treat our people with respect and dignity and embrace best-in-class ethical and sustainability standards. We will also maintain an unrelenting focus on strategies and actions that we believe will drive sustained value for our shareowners.

We invite you to learn more about Carrier by reviewing the enclosed information statement. As we prepare to become an independent, publicly traded company, we look forward to a successful future building upon our rich heritage and strong fundamentals.

Sincerely,

[                     ]

David L. Gitlin
President and Chief Executive Officer
Carrier Global Corporation

Information contained herein is subject to completion or amendment. A Registration Statement on Form 10 relating to these securities has been confidentially submitted to the United States Securities and Exchange Commission under the United States Securities Exchange Act of 1934, as amended.

Preliminary and Subject to Completion, Dated [         ]

INFORMATION STATEMENT

CARRIER GLOBAL CORPORATION

This information statement is being furnished in connection with the spin-off by United Technologies Corporation (“UTC”) of its wholly owned subsidiary, Carrier Global Corporation (“Carrier”). To implement the spin-off of Carrier from UTC, UTC currently plans to distribute all of the shares of Carrier common stock on a pro rata basis to UTC shareowners in a distribution that is intended to qualify as generally tax-free to UTC shareowners for U.S. federal income tax purposes.

For every share of common stock of UTC held of record by you as of the close of business on [      ], 2020, which is the record date for the distribution, you will receive [      ] shares of Carrier common stock. You will receive cash in lieu of any fractional shares of Carrier common stock that you would have received after application of the above ratio. As discussed under “The Separation and Distribution—Trading Between the Record Date and Distribution Date,” if you sell your shares of UTC common stock in the “regular-way” market after the record date and on or before the distribution date, you also will be selling your right to receive shares of Carrier common stock in connection with the distribution. We expect the shares of Carrier common stock to be distributed by UTC to you at [      ], Eastern Time, on [      ], 2020. We refer to the distribution of Carrier common stock as the “distribution” and the date of the distribution as the “distribution date.”

In June 2019, UTC and Raytheon Company (“Raytheon”) entered into an Agreement and Plan of Merger (the “Raytheon merger agreement”), which provides for the combination of the UTC Aerospace Businesses (as defined below) and Raytheon in a merger of equals transaction with Raytheon surviving as a wholly owned subsidiary of UTC. The Raytheon merger is conditioned on, among other things, the consummation of the distribution. However, the distribution is not conditioned on the consummation of the Raytheon merger and, accordingly, the distribution may occur even if the Raytheon merger agreement is terminated or the Raytheon merger will otherwise not be consummated. For more information, see “Certain Relationships and Related Party Transactions—Raytheon Merger Agreement.”

Until the separation occurs, Carrier will continue to be a wholly owned subsidiary of UTC. Consequently, subject to UTC’s agreement to consummate the distribution pursuant to, and subject to the terms and conditions of, the Raytheon merger agreement, UTC will have the sole and absolute discretion to determine and change the terms of the separation (or to terminate the separation), including the establishment of the record date for the distribution and the distribution date, as well as to modify the number of outstanding shares of common stock of Carrier that it will retain, if any, following the distribution.

UTC shareowners are not required to vote on the distribution. Therefore, you are not being asked for a proxy and you are not required to send a proxy to UTC. You do not need to pay any consideration, exchange or surrender your existing shares of UTC common stock or take any other action to receive your shares of Carrier common stock. Separately, a vote of UTC shareowners is required to approve the issuance of UTC common stock to holders of Raytheon common stock in connection with the Raytheon merger. UTC has separately made available to UTC shareowners a registration statement on Form S-4 and a joint proxy statement/prospectus in connection with the vote and the issuance of shares of UTC common stock in the Raytheon merger.

There is no current trading market for Carrier common stock, although we expect that a limited market, commonly known as a “when-issued” trading market, will develop on or shortly before the record date for the distribution, and we expect “regular-way” trading of Carrier common stock to begin on the first trading day after the distribution is completed. For more information regarding the trading of Carrier common stock, see “The Separation and Distribution—Trading Between the Record Date and Distribution Date.” Carrier intends to list its common stock on the New York Stock Exchange (“NYSE”) under the symbol “[      ].” Following the distribution, UTC will continue to trade on the NYSE under the symbol “UTX”; however, if the Raytheon merger is completed, UTC will change its name to Raytheon Technologies Corporation and trade on the NYSE under the symbol “RTX.”

In reviewing this information statement, you should carefully consider the matters described under “Risk Factors.”

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this information statement is truthful or complete. Any representation to the contrary is a criminal offense.

This information statement does not constitute an offer to sell or the solicitation of an offer to buy any securities.

The date of this information statement is [         ].

This information statement was first made available to UTC shareowners on or about [         ].

Presentation of Information

Unless the context otherwise requires:

•	The information included in this information statement about Carrier, including the audited historical combined financial statements of Carrier, which primarily comprise the assets and liabilities of UTC’s heating, ventilating and air conditioning (“HVAC”), refrigeration, fire and security solutions businesses, assumes the completion of all of the transactions referred to in this information statement in connection with the separation and distribution.
•	References in this information statement to “Carrier,” “we,” “us,” “our,” “our company” and “the company” refer to Carrier Global Corporation, a Delaware corporation, and its subsidiaries.
•	References in this information statement to “Otis” refer to Otis Worldwide Corporation, a Delaware corporation, and its subsidiaries.
•	References in this information statement to “UTC” refer to United Technologies Corporation, a Delaware corporation, and its consolidated subsidiaries, including the Carrier Business and the Otis Business, prior to completion of the separation, unless the context otherwise requires or unless otherwise specified.
•	References in this information statement to the “Carrier Business” refer to UTC’s Carrier operating segment, covering HVAC, refrigeration, fire and security solutions.
•	References in this information statement to the “Otis Business” refer to UTC’s Otis operating segment, covering elevator and escalator manufacturing, installation and service businesses.
•	References in this information statement to the “UTC Aerospace Businesses” refer to both UTC’s Pratt & Whitney operating segment, which supplies aircraft engines and aftermarket services for the commercial, military, business jet and general aviation markets, and its Collins Aerospace Systems segment, which provides technologically advanced aerospace products and aftermarket service solutions for aircraft manufacturers, airlines, regional, business and general aviation markets, military, space and undersea operations.

i

•	References in this information statement to the “separation” refer to the separation of the Carrier Business and the Otis Business from UTC’s other businesses and the creation, as a result of the distributions, of an independent, publicly traded company, Carrier, and an independent, publicly traded company, Otis, to hold the assets and liabilities associated with the Carrier Business, and the assets and liabilities associated with the Otis Business, respectively, after the distributions.
•	References in this information statement to the “distribution” or the “Carrier distribution” refer to the distribution of all of Carrier’s issued and outstanding shares of common stock to UTC shareowners as of the close of business on the record date for the distribution (which we refer to as the “record date”).
•	References in this information statement to the “Otis distribution” refer to the distribution of all of Otis’ issued and outstanding shares of common stock to UTC shareowners as of the close of business on the record date for such distribution.
•	References in this information statement to the “distributions” refer to, collectively, the Carrier distribution and the Otis distribution.
•	References in this information statement to Carrier’s per share data assume a distribution ratio of [ ] shares of Carrier common stock for every share of UTC common stock.
•	References in this information statement to Carrier’s historical assets, liabilities, products, businesses or activities generally refer to the historical assets, liabilities, products, businesses or activities of the Carrier Business as the business was conducted as part of UTC prior to the separation.
•	References in this information statement to an “IRS ruling” refer to a private letter ruling from the Internal Revenue Service (which we refer to as the “IRS”) regarding certain U.S. federal income tax matters relating to the separation and the distribution.
•	References in this information statement to “separation agreement” refer to the Separation and Distribution Agreement that UTC, Carrier and Otis will enter into to effect the separation and provide a framework for the relationship among UTC, Carrier and Otis after the separation.
•	References in this information statement to the “Raytheon merger agreement” refer to the Agreement and Plan of Merger, dated as of June 9, 2019, by and among UTC, Light Merger Sub Corp. (“Merger Sub”), a wholly owned subsidiary of UTC, and Raytheon, which provides for, among other things and subject to the satisfaction or waiver of specified conditions, the combination of the UTC Aerospace Businesses and Raytheon in a merger of equals transaction through the merger of Merger Sub with and into Raytheon (the “Raytheon merger”), with Raytheon surviving the Raytheon merger as a wholly owned subsidiary of UTC.

Trademarks and Trade Names

Among the trademarks that Carrier and its subsidiaries own or have rights to use that appear in this information statement are the names “Automated Logic,” “Autronica,” “Bryant,” “Carrier,” “Carrier Commercial Refrigeration,” “Carrier Transicold,” “CIAT,” “Chubb,” “Day & Night,” “Det-Tronics,” “Edwards,” “Fireye,” “GST,” “Heil,” “Kidde,” “Interlogix,” “LenelS2,” “Marioff,” “NORESCO,” “Onity,” “Riello,” “Sensitech” and “Supra.” Carrier and its subsidiaries’ names, abbreviations thereof, logos and product and service designators are all either the registered or unregistered trademarks or trade names of Carrier and its subsidiaries. Names, abbreviations of names, logos and product and service designators of other companies are either the registered or unregistered trademarks or trade names of their respective owners.

Industry Information

Unless indicated otherwise, the information concerning the industries in which Carrier participates contained in this information statement is based on Carrier’s general knowledge of and expectations concerning the industry. Carrier’s position, share and industry size are based on estimates using publicly available information, Carrier’s internal data and estimates, based on data from various industry analyses, our internal research and adjustments and assumptions that we believe to be reasonable. Carrier has not independently verified data from publicly available information or industry analyses and cannot guarantee their accuracy or completeness. In addition, Carrier believes that data regarding the industry, share and its position within such industry provide general guidance but are inherently imprecise. Further, Carrier’s estimates and assumptions involve risks and uncertainties and are subject to change based on various factors, including those discussed in the “Risk Factors” section. These and other factors could cause results to differ materially from those expressed in the estimates and assumptions.

ii

QUESTIONS AND ANSWERS ABOUT THE SEPARATION AND DISTRIBUTION

What are Carrier and Otis, and why is UTC separating the Carrier Business and the Otis Business and distributing Carrier and Otis common stock?
Carrier and Otis, which are currently wholly owned subsidiaries of UTC, were formed to own and operate UTC’s Carrier Business and Otis Business, respectively. The separation of Carrier and Otis from UTC is intended, among other things, to better position the management of each of Carrier and Otis to pursue opportunities for long-term growth and profitability unique to each company’s business and to allow each business to more effectively implement its own distinct capital structure and capital allocation strategies. UTC expects that the separation will result in enhanced long-term performance of each of Carrier and Otis for the reasons discussed in “The Separation and Distribution—Reasons for the Separation.”

This document relates only to the Carrier distribution.

Why am I receiving this document?
UTC is making this document available to you because you are a holder of shares of UTC common stock. If you are a holder of shares of UTC common stock as of the close of business on [      ], 2020, the record date, you will be entitled to receive [      ] shares of Carrier common stock for every share of UTC common stock that you hold as of the record date. This document will help you understand how the separation and distribution will affect your post-separation ownership in UTC and Carrier.

UTC is making available a separate information statement that will help you understand the Otis distribution and how it will affect your post-separation ownership in UTC and Otis. UTC has also separately made available to UTC shareowners a registration statement on Form S-4 and a joint proxy statement/prospectus in connection with the issuance of UTC common stock to holders of Raytheon common stock in the Raytheon merger and the vote of UTC shareowners to approve such issuance.

How will the separation of Carrier and Otis from UTC work?
As part of the separation, and prior to completion of the Carrier distribution or the Otis distribution, UTC and its subsidiaries expect to complete an internal reorganization (which we refer to as the “internal reorganization”) in order to transfer the Carrier Business to Carrier, and the Otis Business to Otis. To accomplish the separation, UTC will distribute all of the outstanding shares of Carrier common stock to UTC shareowners, and will separately distribute all of the outstanding shares of Otis common stock to UTC shareowners, in each case on a pro rata basis in distributions intended to be generally tax-free for U.S. federal income tax purposes. Following the separation, the number of shares of UTC common stock you own will not change as a result of the separation.

What is the record date for the distribution?	The record date will be [ ], 2020.

When will the distribution occur?
We expect that all of the outstanding shares of Carrier common stock will be distributed by UTC at [      ], Eastern Time, on [      ], 2020, to holders of record of shares of UTC common stock at the close of business on [      ], 2020, the record date. We currently expect the

Otis distribution to occur on or around the date of the Carrier distribution, unless otherwise determined by the UTC Board of Directors in its sole and absolute discretion, but subject to UTC’s agreement to consummate each of the Carrier distribution and the Otis distribution as required pursuant to, and subject to the terms and conditions of, the Raytheon merger agreement. There is no assurance that the Carrier distribution and the Otis distribution will occur on or around the same date or that either distribution will occur at all.

What do shareowners need to do to participate in the distribution?
Shareowners of UTC as of the record date will not be required to take any action to receive Carrier common stock in the distribution, but you are urged to read this entire information statement carefully. No shareowner approval of the distribution is required. You are not being asked for a proxy. You do not need to pay any consideration, exchange or surrender your existing shares of UTC common stock or take any other action to receive your shares of Carrier common stock. Please do not send in your UTC stock certificates. The distribution will not affect the number of outstanding shares of UTC common stock or any rights of UTC shareowners, although, as described under “Will the Carrier distribution and the Otis distribution affect the market price of my UTC common stock?”, it will affect the market price of each outstanding share of UTC common stock.

How will shares of Carrier common stock be issued?
You will receive shares of Carrier common stock through the same channels that you currently use to hold or trade shares of UTC common stock, whether through a brokerage account, 401(k) plan or other channel. Receipt of Carrier shares will be documented for you in the same manner that you typically receive shareowner updates, such as monthly broker statements and 401(k) statements.

If you own shares of UTC common stock as of the close of business on the record date, including shares held in certificated form, UTC, with the assistance of Computershare Trust Company, N.A., the distribution agent (“Computershare”), will electronically distribute shares of Carrier common stock to you or to your brokerage firm on your behalf in book-entry form. Computershare will mail you a book-entry account statement that reflects your shares of Carrier common stock, or your bank or brokerage firm will credit your account for the shares.

How many shares of Carrier common stock will I receive in the distribution?
UTC will distribute to you on the distribution date [      ] shares of Carrier common stock for every share of UTC common stock held by you as of close of business on the record date. Based on approximately [      ] shares of UTC common stock outstanding as of [      ], 2020, a total of approximately [      ] shares of Carrier common stock will be distributed to UTC’s shareowners. For additional information on the distribution, see “The Separation and Distribution.”

Will Carrier issue fractional shares of its common stock in the distribution?
No. Carrier will not issue fractional shares of its common stock in the distribution. Fractional shares that UTC shareowners would otherwise have been entitled to receive will be aggregated and sold in the public market by the distribution agent. The net cash proceeds of these sales will be distributed pro rata (based on the fractional share such holder would otherwise be entitled to receive) to those shareowners who would otherwise have been entitled to receive fractional shares. Recipients of cash in lieu of fractional shares will not be entitled to any interest on the amounts paid in lieu of fractional shares.

What are the conditions to the distribution?
The distribution is subject to the satisfaction (or waiver by UTC in its sole and absolute discretion) of the following conditions, subject to UTC’s agreement to consummate the Carrier distribution pursuant to, and subject to the terms and conditions of, the Raytheon merger agreement:

•
the U.S. Securities and Exchange Commission (the “SEC”) declaring effective the registration statement of which this information statement forms a part and such registration statement not being the subject of any stop order or any legal, administrative, arbitral or other action, suit, investigation, proceeding, indictment or litigation by the SEC seeking a stop order;

	•	this information statement having been made available to UTC shareowners;

•
the receipt by UTC and continuing validity of (1) an IRS ruling satisfactory to the UTC Board of Directors and (2) an opinion of outside counsel, satisfactory to the UTC Board of Directors, regarding the qualification of certain elements of the distribution under Section 355 of the Internal Revenue Code of 1986, as amended (the “Code”);

•
the internal reorganization having been completed and the transfer of assets and liabilities of the Carrier Business from UTC and its affiliates to Carrier and its affiliates and the Otis Business from UTC and its affiliates to Otis and its affiliates, and the transfer of assets and liabilities of the UTC Aerospace Businesses from Carrier and its affiliates and Otis and its affiliates to UTC and its affiliates (other than Carrier, Otis and their respective affiliates), as set forth in the separation agreement, having been completed in all material respects;

•
the receipt by the UTC Board of Directors of one or more opinions (which have not been withdrawn or adversely modified) in customary form from one or more nationally recognized valuation or accounting firms or investment banks as to (1) the adequacy of surplus under Delaware law with respect to Carrier to effect the distribution from Carrier to UTC of certain proceeds from the financing arrangements described under “Description of Material Indebtedness” prior to the effective time of the distribution, and with respect to UTC to effect the distribution, and (2) the solvency of each of UTC and Carrier after the completion of the distribution;

•
all actions or filings necessary or appropriate under applicable U.S. federal, state or other securities or blue sky laws and the rules and regulations thereunder having been taken and, where applicable, having become effective or been accepted by the applicable governmental entity;

•	the execution of the transition services agreement, the tax matters agreement, the employee matters agreement and the intellectual property agreement contemplated by the separation agreement;

•
no governmental entity of competent jurisdiction having issued or entered any injunction or other decree, order, judgment, writ, stipulation, award or temporary restraining order, and no applicable law having been enacted or promulgated, in each case that (whether temporary or permanent) has the effect of enjoining or otherwise prohibiting the consummation of the separation, the distribution or any of the related transactions;

•	the shares of Carrier common stock to be distributed having been approved for listing on the NYSE, subject to official notice of distribution;

•
UTC having received certain proceeds from the financing arrangements described under “Description of Material Indebtedness” and being satisfied in its sole and absolute discretion that it will have no liability under such arrangements as of the effective time of the distribution; and

•
no other event or development existing or having occurred that, in the judgment of UTC’s Board of Directors, in its sole and absolute discretion, makes it inadvisable to effect the separation, the distribution and the other related transactions.

UTC and Carrier cannot assure you that any or all of these conditions will be met, or that the distribution will be consummated even if all of the conditions are met. UTC can decline at any time to go forward with the Carrier distribution. However, under the Raytheon merger agreement, UTC has agreed with Raytheon that, subject to the terms and conditions of the Raytheon merger agreement, UTC will consummate the separation and each of the Carrier distribution and the Otis distribution. In addition, the completion of the separation and each of the Carrier distribution and the Otis distribution is a condition to the Raytheon merger under the Raytheon merger agreement. Accordingly, the Raytheon merger will not be completed unless and until the separation and each of the Carrier distribution and the Otis distribution are completed.

The completion of the Raytheon merger is not a condition to the completion of the Carrier distribution and the Otis distribution. Therefore, UTC may complete the Carrier distribution even if the conditions to the Raytheon merger under the Raytheon merger agreement have not been satisfied or waived, the Raytheon merger agreement has been terminated or the Raytheon merger will otherwise not be consummated. Additionally, UTC may still go forward with the Carrier distribution even if the Otis distribution does not occur or may go forward with the Otis distribution even if the Carrier distribution does not occur.

For a complete discussion of all of the conditions to the distribution, see “The Separation and Distribution—Conditions to the Distribution.”

When is the separation expected to be completed?
The completion and timing of the separation are dependent upon a number of conditions. We expect that the shares of Carrier common stock will be distributed by UTC at [      ], Eastern Time, on [      ], 2020, to the holders of record of shares of UTC common stock at the close of business on [      ], 2020, the record date. We currently expect the Otis distribution to occur on or around the date of the Carrier distribution, unless otherwise determined by the UTC Board of Directors in its sole and absolute discretion, but subject to UTC’s agreement to consummate each of the Carrier distribution and the Otis distribution as required pursuant to, and subject to the terms and conditions of, the Raytheon merger agreement. There is no assurance that the Carrier distribution and the Otis distribution will occur on or around the same date or that either distribution will occur at all.

Can UTC decide to cancel the distribution even if all the conditions have been met?
Yes. Until the distribution has occurred, the UTC Board of Directors has the right to terminate the distribution, even if all of the conditions are satisfied, subject to UTC’s agreement to consummate the distribution pursuant to, and subject to the terms and conditions of, the Raytheon merger agreement.

What if I want to sell my UTC common stock or my Carrier common stock?
You should consult with your financial advisors, such as your broker, bank or tax advisor. If you sell your shares of UTC common stock in the “regular-way” market after the record date and on or before the distribution date, you will also be selling your right to receive shares of Carrier common stock in connection with the distribution.

What is “regular-way” and “ex-distribution” trading of UTC common stock?
Beginning on or shortly before the record date and continuing up to and through the distribution date, we expect that there will be two markets in UTC common stock: a “regular-way” market and an “ex-distribution” market. UTC common stock that trades in the “regular-way” market will trade with an entitlement to receive shares of Carrier common stock pursuant to the distribution. Shares that trade in the “ex-distribution” market will trade without an entitlement to receive Carrier common stock pursuant to the distribution. If you decide to sell any shares of UTC common stock before the distribution date, you should make sure your broker, bank or other nominee understands whether you want to sell your UTC common stock with or without your entitlement to Carrier common stock pursuant to the distribution. For more information regarding the trading of Carrier common stock, see “The Separation and Distribution—Trading Between the Record Date and Distribution Date.”

Where will I be able to trade shares of Carrier common stock?
Carrier intends to list its common stock on the NYSE under the symbol “[      ].” Carrier expects that trading in shares of its common stock will begin on a “when-issued” basis on or shortly before the record date and will continue up to and through the distribution date, and that “regular-way” trading in Carrier common stock will begin on the first trading day after the distribution is completed. If trading begins on a “when-issued” basis, you may purchase or sell Carrier common stock up to and through the distribution date, but your transaction will not settle until after the distribution date. For more information regarding the trading of Carrier common stock, see “The Separation and Distribution—Trading Between the Record Date and Distribution Date.” Carrier cannot predict the trading prices for its common stock before, on or after the distribution date.

What will happen to the listing of UTC common stock?
UTC common stock will continue to trade on the NYSE after the distribution. If the Raytheon merger is completed, the symbol under which UTC common stock trades on the NYSE will change from “UTX” to “RTX” effective upon the completion of the Raytheon merger.

Will the number of shares of UTC common stock that I own change as a result of the distribution?	No. The number of shares of UTC common stock that you own will not change as a result of the distribution.

Will the Carrier distribution and the Otis distribution affect the market price of my UTC common stock?
Yes. As a result of the Carrier distribution and the Otis distribution, it is expected that the trading price of shares of UTC common stock immediately following the Carrier distribution and the Otis distribution will be different from the “regular-way” trading price of such shares immediately prior to the distributions because the trading price will no longer reflect the value of the Carrier Business and the Otis Business. There can be no assurance whether the aggregate market value of the UTC common stock, the Carrier common stock and the Otis common stock following the distributions will be the same as or higher or lower than the market value of UTC common stock had the distributions not occurred. This means, for example, that the combined trading prices after the Carrier distribution and the Otis distribution of [      ] shares of Carrier common stock, the number of shares of Otis common stock to be distributed per share of UTC common stock in the Otis distribution and one share of UTC common stock, may be equal to, greater than or less than the trading price of one share of UTC common stock before the distributions.

What are the material U.S. federal income tax consequences of the separation and the distribution?
The distribution is conditioned on the receipt by UTC and continued validity of (1) an IRS ruling satisfactory to the UTC Board of Directors and (2) an opinion of outside counsel, satisfactory to the UTC Board of Directors, regarding the qualification of certain elements of the distribution under Section 355 of the Code. Accordingly, it is expected that you will not recognize any gain or loss, and no amount will be included in your income, upon your receipt of Carrier common stock pursuant to the distribution for U.S. federal income tax purposes. You will, however, recognize gain or loss for U.S. federal income tax purposes with respect to cash received in lieu of a fractional share of Carrier common stock. You should consult your own tax advisor as to the particular consequences of the distribution to you, including the applicability and effect of any U.S. federal, state and local tax laws, as well as foreign tax laws. For more information regarding the material U.S. federal income tax consequences of the distribution, see “Material U.S. Federal Income Tax Consequences.”

What will Carrier’s relationship be with UTC and Otis following the separation?
After the separation, UTC, Carrier and Otis will be separate companies with separate management teams and separate boards of directors. Carrier will enter into a separation agreement with UTC and Otis to effect the separation and to provide a framework for the relationship among UTC, Carrier and Otis after the separation, and will enter into certain other agreements, including a transition services agreement, a tax matters agreement, an employee matters agreement and an intellectual property agreement. These agreements will allocate among Carrier, Otis and UTC the assets, employees, liabilities and obligations (including, among others, investments, property and employee benefits and tax-related assets and liabilities) of UTC and its subsidiaries attributable to periods prior to, at and after the separation, provide for certain services to be delivered on a transitional basis and govern the relationship among Carrier, Otis and UTC following the separation. These agreements will not be impacted by the completion of the Raytheon merger. For additional information regarding the separation agreement and other transaction agreements, see “Risk Factors—Risks Related to the Distribution” and “Certain Relationships and Related Party Transactions.”

Who will manage Carrier after the separation?
Carrier will benefit from an experienced management team. Led by David L. Gitlin, who will be Carrier’s President and Chief Executive Officer, and John V. Faraci, who will be Carrier’s Executive Chairman, Carrier’s management team will have extensive experience driving growth in businesses across multiple industries. For more information regarding Carrier’s directors and management, see “Directors” and “Management.”

Are there risks associated with owning Carrier common stock?
Yes. Ownership of Carrier common stock is subject to both general and specific risks relating to Carrier’s business, the industry in which it operates, its ongoing contractual relationships with UTC and Otis and its status as a separate, publicly traded company. Ownership of Carrier common stock is also subject to risks relating to the separation. Certain of these risks are described in the “Risk Factors” section of this information statement. We encourage you to read that section carefully.

Does Carrier plan to pay dividends?
Following the distribution, we expect that Carrier will initially pay a cash dividend on a quarterly basis at an annual rate of $[      ] per share. However, the timing, declaration, amount of, and payment of any dividends will be within the discretion of Carrier’s Board of Directors and will depend upon many factors, including our financial condition, earnings, capital requirements of our operating subsidiaries, covenants associated with certain of our debt service obligations, legal requirements, regulatory constraints, industry practice, ability to access capital markets, and other factors deemed relevant by Carrier’s Board of Directors. Moreover, if as expected we determine to initially pay a dividend following the distribution, there can be no assurance that we will continue to pay dividends in the same amounts or at all thereafter. See “Dividend Policy.”

Will Carrier incur any debt prior to or at the time of the distribution?
Yes. Carrier expects to complete one or more financing transactions before the distribution is completed, with approximately $[      ] of the proceeds of such financings expected to be used to distribute cash to UTC. As a result of such transactions, Carrier anticipates having approximately $[      ] of indebtedness upon completion of the distribution. On the distribution date, Carrier anticipates that the debt will consist of a combination of long-term notes and bank term loans. See “Description of Material Indebtedness” and “Risk Factors.”

Who will be the distribution agent for the distribution and transfer agent and registrar for Carrier common stock?
The distribution agent, transfer agent and registrar for the Carrier common stock will be Computershare. For questions relating to the transfer or mechanics of the stock distribution, you should contact Computershare toll-free at [      ] or from outside the U.S. at [      ].

Where can I find more information about UTC and Carrier?	Before the distribution, if you have any questions relating to UTC or UTC’s business performance, you should contact:

United Technologies Corporation 10 Farm Springs Road Farmington, CT 06032 Attention: Investor Relations Department Phone: (860) 728-7608 Email: InvRelations@corphq.utc.com

After the distribution, Carrier shareowners who have any questions relating to Carrier or Carrier’s business performance should contact Carrier at:

Carrier Global Corporation 13995 Pasteur Boulevard Palm Beach Gardens, FL 33418 Attention: Investor Relations Department

Carrier’s investor relations website (www.[      ].com) will be operational on or around [      ], 2020. The Carrier website and the information contained therein or connected thereto are not incorporated into this information statement or the registration statement of which this information statement forms a part, or in any other filings with, or any information furnished or submitted to, the SEC.

INFORMATION STATEMENT SUMMARY

The following is a summary of selected information discussed in this information statement. This summary may not contain all of the details concerning the separation or other information that may be important to you. To better understand the separation and our business and financial position, you should carefully review this entire information statement. Unless the context otherwise requires, the information included in this information statement about Carrier, including the combined financial statements, assumes the completion of all of the transactions referred to in this information statement in connection with the separation and distribution, including the Otis distribution. Unless the context otherwise requires, or when otherwise specified, references in this information statement to “Carrier,” “we,” “us,” “our,” “our company” and “the company” refer to Carrier Global Corporation, a Delaware corporation, and its subsidiaries. Unless the context otherwise requires, references in this information statement to “UTC” refer to United Technologies Corporation, a Delaware corporation, and its consolidated subsidiaries, including the Carrier Business and the Otis Business prior to completion of the separation.

Unless the context otherwise requires, or when otherwise specified, references in this information statement to our historical assets, liabilities, products, businesses or activities of our businesses are generally intended to refer to the historical assets, liabilities, products, businesses or activities of the Carrier Business of UTC as it was conducted as part of UTC prior to the separation.

Our Company

Carrier is a leading global provider of HVAC, refrigeration, fire and security solutions. Our innovative solutions promote smarter, safer and more sustainable buildings and infrastructure, and help to effectively preserve the freshness, quality and safety of perishables across a wide variety of industries. Our comprehensive range of products and services, reputation for quality and innovation and our industry-leading brands make us a trusted provider for our customers’ critical applications in the construction, transportation, security, food retail, pharmaceutical and other industries.

Our company is built on a legacy of innovation, beginning with its founders—Willis Carrier, who designed the world’s first modern air conditioning system; Robert Edwards, who patented the first electric alarm bell; and Walter Kidde, who produced the first integrated smoke detection and carbon dioxide extinguishing system for use onboard ships. This culture of innovation supports our core strategy of developing smart, sustainable and efficient solutions to meet the complex challenges resulting from the mega-trends of urbanization, climate change and increasing requirements for food safety driven by the food needs of our growing global population, rising standards of living and increasing energy and environmental regulation. The iconic Carrier brand, with its reputation for innovation and quality, is complemented by our other strong brands, including Automated Logic, Carrier Transicold, Edwards, GST, Kidde, LenelS2 and Marioff.

We believe that growth in our businesses is supported by favorable secular trends, including the mega-trends discussed above, which underpin growth across our HVAC, Refrigeration and Fire & Security businesses. We also believe that we are well positioned to benefit from these long-term trends as a result of the strength of our industry-leading brands and track record of innovation.

We have an extensive global footprint with approximately 54,000 employees globally, including over 3,700 engineers, and our solutions are sold in over 150 countries around the world. We sell our products and services directly to end customers and indirectly through distributors, independent sales representatives, wholesalers, dealers, other channel partners and retail outlets.

For the year ended December 31, 2018, our net sales were approximately $18.9 billion, and our operating profit was approximately $3.6 billion. Our net sales for the year ended December 31, 2018 were derived from the Americas (53 percent), Europe-Middle East (32 percent) and Asia-Pacific (15 percent). Our international operations, including U.S. export sales, represented approximately 54 percent of our net sales for the year ended December 31, 2018. During the same period, new equipment and service and aftermarket contributed 72 percent and 28 percent, respectively, of our net sales excluding inter-segment eliminations.

Our Segments

Our company is organized into three business segments—HVAC; Refrigeration; and Fire & Security, which, for the year ended December 31, 2018, contributed 50 percent, 21 percent and 29 percent, respectively, of our net sales excluding inter-segment eliminations, and 45 percent, 36 percent and 19 percent, respectively, of our operating profit excluding inter-segment eliminations and general corporate expenses.

HVAC. Our HVAC segment provides products, controls, services and solutions to meet the heating and cooling needs of residential and commercial customers, while enhancing building performance, energy efficiency and sustainability. Through an industry-leading family of brands, including Automated Logic, Bryant, Carrier, CIAT, Day & Night, Heil, NORESCO and Riello, we offer an innovative and complete product portfolio, including air conditioners, heating systems, controls and aftermarket components, as well as aftermarket repair and maintenance services and building automation solutions. Our broad product portfolio offers numerous solutions for our residential and commercial customers.

Refrigeration. Our Refrigeration segment is comprised of transport refrigeration and commercial refrigeration products and solutions. Our transport refrigeration products and services include refrigeration and monitoring systems for trucks, trailers, shipping containers, intermodal and rail. Our transport refrigeration products and cold chain monitoring solutions enable the safe, reliable transport of food and beverages, medical supplies and other perishable cargo. Our commercial refrigeration equipment solutions incorporate next-generation technologies to preserve freshness, ensure safety and enhance the appearance of retail food and beverage. Our Sensitech business provides targeted solutions and services for supply chain visibility—addressing quality and compliance, security and logistics performance management. Our Refrigeration segment includes our Carrier Commercial Refrigeration, Carrier Transicold and Sensitech brands.

Fire & Security. Our fire and security products encompass a wide range of residential and building systems, including fire, flame, gas, smoke and carbon monoxide detection; portable fire extinguishers; fire suppression systems, intruder alarms; access control systems and video management systems; and electronic controls. In addition, our fire and security service offerings include audit, design, installation and system integration, as well as aftermarket maintenance, repair and monitoring services. We sell fire detection and suppression technologies to protect a variety of premises, including homes, commercial buildings and industrial sites. Our security solutions range from advanced physical security solutions, including access control, video surveillance, key management systems, electronic locks and mobile credentialing for a variety of commercial applications, such as corporate, healthcare, government, hospitality, education, real estate, property management, industrial and automotive, to intrusion monitoring and life-safety solutions for the residential market. Our technology includes web-based and mobile applications enhanced by cloud-based services. Our Fire & Security brands include Autronica, Chubb, Det-Tronics, Edwards, Fireye, GST, Interlogix, Kidde, LenelS2, Marioff, Onity and Supra.

[1]	Excluding inter-segment eliminations.

Our Strengths

We believe that Carrier is differentiated by our industry-leading portfolio of iconic brands, comprehensive product and service offerings and reputation for innovation and quality, which make us a trusted provider to our customers across a wide range of growing markets and channels for commercial and residential building, industrial and smart cold chain applications. Our competitive strengths include:

Portfolio of iconic brands and leading segment positions. Our iconic and enduring brands are among the most recognized in their respective industries. Individually, many of our brands are leaders within their respective segments, and we believe that, collectively, they represent a uniquely positioned portfolio of trusted assets that, together with our ability to provide comprehensive, state-of-the-art solutions, make us a supplier and business partner of choice.

Extensive and diversified portfolio of solutions, industries and customers. We have a comprehensive and diverse set of products and services in many industries. While many of our products and brands are leaders in their respective industries, our business model is not dependent on any single product, brand, industry or customer. Our products solve different problems for a diverse set of customers in a range of applications and locations, while benefiting from our fundamental operational strategies and focus on innovation. The diversity of our product and service offerings better qualifies us to be a supplier of choice for a comprehensive range of solutions, while mitigating potential short-term headwinds in particular locations, applications or industries.

Global scale and presence in developing and growth markets. We believe that our global scale and comprehensive offering of products and services provide us with advantages over other providers with respect to design, manufacturing, sourcing, sales and marketing. Our understanding of local conditions, regulations and customer needs helps position us to focus on attractive verticals and geographies and respond more rapidly to changing regulatory requirements. This knowledge also enables us to take learnings, technologies and products developed for one region or customer and apply them to others, driving further growth and creating value for our stakeholders. Many of the geographical, product or service markets in which we currently operate, including China, India, Vietnam and other developing countries in Southeast Asia, are experiencing long-term sustained growth. These countries have high growth potential due to increasing demand for our products and services from currently low penetration rates, rising living standards and consumption, and increasing regulatory emphasis on safety, energy efficiency and the environment. Our global scale, presence and extensive distribution network create opportunities for targeted geographic expansion of our product and service offerings, allow us to serve a diversified customer base and provide exposure to short- and long-cycle end markets.

Strong, long-term distribution relationships. We have long-term relationships with an extensive network of channel partners that uniquely position us to meet customers’ demands across the industries and geographies we serve. In many instances, these relationships have been forged over decades of selling HVAC, refrigeration, fire and security products to provide tailored solutions for a variety of customers and applications. We also have a number of joint venture arrangements and strategic relationships with our channel partners that align our respective incentives and facilitate our collective ability to win new business. We believe that we share a trust, relationship and mutual respect with our channel partners that is unmatched in our industry. These deep relationships are the product of decades of effort, extensive personal connections and a long history of dedicated performance and satisfied expectations. The strength of our relationships with our channel partners, our channel partners’ relationships with end users and, the breadth of our distribution network, provide us with an important competitive advantage and help make Carrier a provider of choice even when we do not sell directly to the end user.

Proven track record of innovation with focus on world mega-trends. We have a strong history of innovation across all of our segments and our current priorities include solutions to address the challenges presented by the mega-trends of urbanization, climate change and the food needs of our growing global population. Since 2013, we have grown our engineering team globally by approximately 35 percent to over 3,700 engineers. We hold approximately 6,700 active and pending patents and patent applications worldwide to protect our research and development (“R&D”) investments in new products and services. In the last two years, we introduced over 200 new products. Our recent innovations include a suite of digital HVAC solutions that improve on-demand customer engagement, as well as visibility into system performance and remote management; combining carbon dioxide as a natural refrigerant with energy-efficient technology to reduce the carbon footprint of marine container refrigeration applications; and the first multi-criteria smoke detector to receive the UL 268 (7th edition) Standard for Safety of Smoke Detectors and Fire Alarm Systems certification. Innovation in our product portfolio is a strong driver of continued growth as customers increasingly value energy efficiency, sustainability and digitally-connected building systems. These factors are an important aspect of customers’ buying decisions and serve as key differentiators for Carrier.

Sizable service and aftermarket business drives growth. By virtue of our global scale and market tenure, we have one of the largest installed bases in many of the industries we serve, which enables us to drive recurring revenue streams from the sale of repair and maintenance services, parts, components, and end of lifecycle product replacements that are required for installed products. Our sales of other value added recurring and non-recurring services provide additional revenue streams over and above sales derived from our equipment business. In 2018, approximately 28 percent of our net sales were generated by service and aftermarket.

Attractive financial profile underpinned by strong margins and operating cash flow. We benefit from attractive margins and a track record of strong cash flow generation. Over the past two years, our operating margins have consistently been over 15 percent, a level maintained through the reputational strength of our brands and our culture of operational efficiency. We also benefit from the low capital intensity of our businesses, which has contributed to our track record of generating strong operating cash flow. Over the past two years, our capital expenditures averaged approximately 1.6 percent of net sales and we generated a cumulative $4.2 billion of operating cash flow.

Experienced management team and skilled workforce. Our strategy is driven by an experienced global leadership team and implemented by skilled operating teams with approximately 54,000 employees worldwide, including over 3,700 engineers. Our global workforce, of which approximately 80 percent is located outside the United States, reflects our deep regional knowledge and enables us to maintain close relationships with our customers. Our leadership team includes executives who have deep industry expertise, as well as executives who have extensive experience driving growth and operational excellence across different businesses. This combination of collective industry experience and strong leadership supports our ability to successfully implement our business strategies.

Our Strategies

We intend to continue to grow by serving our diverse industries, geographies and customer bases with a broad range of solutions to address the complex challenges resulting from global mega-trends and by innovating ahead of regulatory requirements. Our key strategies include both a sustained focus on growth opportunities as well as a commitment to establishing a best-in-class cost structure as a stand-alone company, encompassing the following elements:

Focus on growth

Drive organic growth in existing served markets through technology and innovation. We plan to maintain our proven track record of innovation by leveraging our culture dedicated to designing smarter, more connected and more sustainable environments; our industry-leading brands; and our long-term relationships with channel partners and customers to provide solutions tailored for growing verticals and applications in the markets we serve. For example, in HVAC, through enhanced engagement with enterprise account owners and operators in key vertical segments, we are utilizing our broad building system offerings to provide innovative, intelligent building solutions to address our customers’ needs for energy efficiency, safety, security and an improved occupant experience. Our R&D efforts are focused on growing our products and services across our segments—we continue to invest in innovation and intend to continue to work closely with our distribution partners to offer best-in-class products and solutions that anticipate customer needs related to refrigerants, efficiency, emissions, noise levels and safety. As customer demands for more sustainable and connected equipment continue to evolve, our ability to innovate and provide cutting-edge products and technologies is key to our continued success and ability to grow our businesses. Our innovation efforts are supported by R&D investments, which were approximately 2.1 percent of net sales in 2018.

Invest for growth in attractive geographies. We believe that we are well positioned to expand our product, service and aftermarket offerings in a number of attractive geographies that have significant potential for substantial growth. Long-term growth opportunities in these geographies are supported by durable global mega-trends. We plan to leverage the scale of our global operations, the strength of our iconic brands and our proven track record in creating valuable partnerships to focus on targeted expansion into new locations and channels where we believe that we can drive profitable growth. We also continue to strengthen our long-term relationships with channel partners to ensure global market coverage and a superior level of customer service. We believe our understanding of local conditions, regulations and customer needs helps position us to focus on attractive geographies and to move more quickly to meet rapidly changing regulatory requirements.

Expand in higher value-added services and aftermarket. Products make up the majority of our sales today. Our product sales, including installations, are more than two-thirds of total sales and will continue to be the foundation of the business going forward. However, as service and aftermarket offerings evolve in the industry to include more highly sophisticated digital and “as-a-service” models enabled by data and analytics, we will pursue targeted opportunities for growth, leveraging our smart, connected products and our broad technological expertise across building systems. In addition, we plan to utilize digital technologies to enhance our internal operations and enable seamless transactions with customers across the customer experience and equipment lifecycles (for example, by providing customers visibility from order through delivery).

Strategically optimize product, technology and geographic portfolio to enhance growth. We intend to seek opportunities to optimize our portfolio of products and services to allocate resources toward profitable growth, and to selectively pursue strategic partnerships, mergers, acquisitions and divestitures that will enhance our core business, complement our existing array of brands, products and services, and leverage our global scale and scope.

Leading Cost Structure

Focus on cost-effective performance. As a stand-alone public company, we plan to continue to foster operational, financial and commercial excellence, driving sales and earnings growth while maintaining an attractive cost structure, through Carrier’s longstanding way of doing business. With roots in our legacy manufacturing and business process excellence, the Carrier operating system is based on lean principles and a highly competitive cost structure. We will continue to pursue opportunities for optimizing our footprint, leveraging low-cost manufacturing and R&D resources and driving end-to-end supply chain excellence.

Summary of Risk Factors

An investment in our company is subject to a number of risks, including risks relating to our business, risks related to the distribution and risks related to our common stock. Set forth below is a high-level summary of some, but not all, of these risks. For a more thorough description of these risks, please read the information in “Risk Factors” included elsewhere in this information statement.

Risks Related to Our Business

•	Our international operations subject us to risk as our results of operations may be adversely affected by changes in local and regional economic conditions, such as fluctuations in exchange rates, risks associated with government policies on international trade and investments, including import quotas, capital controls, punitive taxes or tariffs or similar trade barriers, and risks associated with emerging markets;
•	We are party to joint ventures and other strategic relationships, which may not be successful and may expose us to special risks and restrictions;
•	Global climate change and related regulations could negatively affect our business;
•	Cooler than normal summers or warmer than normal winters may depress our sales;
•	Natural disasters or other unexpected events may disrupt our operations, adversely affect our results of operations and financial condition, and may not be covered by insurance;
•	Information security, data privacy and identity protection may require significant resources and present certain risks to our business, reputation and financial condition;
•	Our business and financial performance depend on continued substantial investment in information technology infrastructure, which may not yield anticipated benefits, and may be adversely affected by cyber-attacks on information technology infrastructure and products and other business disruptions;

•	We may be affected by global economic, capital market and political conditions in general, and conditions in the construction, transportation and infrastructure industries in particular;
•	We use a variety of raw materials, supplier-provided parts, components, subcomponents and third-party service providers in our business, and significant shortages, supplier capacity constraints, supplier production disruptions, price increases, trade disruptions or tariffs could increase our operating costs and adversely impact the competitive positions of our products;
•	We design, manufacture and service products that incorporate advanced technologies. The introduction of new products and technologies involves risks, and we may not realize the degree or timing of benefits initially anticipated;
•	We operate in a competitive environment and our profitability depends on our ability to accurately estimate the costs and timing of providing our products and services;
•	Customers and others may take disruptive actions;
•	Labor matters may impact our business;
•	Our defined benefit pension plans are subject to financial market risks that could adversely affect our results;
•	We may not realize expected benefits from our cost reduction and restructuring efforts, and our profitability may be hurt or our business otherwise might be adversely affected;
•	Additional tax expense or additional tax exposures could affect our future profitability;
•	We depend on our intellectual property, and have access to certain intellectual property and information of our customers and suppliers; infringement or failure to protect our intellectual property could adversely affect our future growth and success;
•	Failure to achieve and maintain a high level of product and service quality could damage our reputation with customers and negatively impact our results;
•	We are subject to litigation, environmental, product safety and other legal and compliance risks;
•	We engage in acquisitions and divestitures, and may encounter difficulties integrating acquired businesses with, or disposing of businesses from, our current operations; therefore, we may not realize the anticipated benefits of these acquisitions and divestitures;
•	We may be required to recognize impairment charges for our goodwill and certain other intangible assets;
•	We may need additional financing in the future to meet our capital needs or to make opportunistic acquisitions, and such financing may not be available on favorable terms, if at all, and may be dilutive to existing shareowners; and
•	Failure to maintain a satisfactory credit rating could adversely affect our liquidity, capital position, borrowing costs and access to capital markets.

Risks Related to the Distribution

•	We have no recent history of operating as an independent company, and our historical and pro forma financial information is not necessarily indicative of the results that we would have achieved as a separate, publicly traded company and may not be a reliable indicator of our future results;
•	Following the distribution, our financial profile will change and we will be a smaller, less diversified company than UTC prior to the distribution;
•	We may not achieve some or all of the expected benefits of the separation and distribution, and the separation and distribution may materially adversely affect our business;
•	UTC’s plan to separate into three independent, publicly traded companies is subject to various risks and uncertainties and may not be completed in accordance with the expected plans or anticipated timeline, or at all, and will involve significant time and expense, which could disrupt or adversely affect our business;

•	The combined market value following the Carrier distribution and the Otis distribution of [ ] shares of Carrier common stock, the number of shares of Otis common stock to be distributed per share of UTC common stock in the Otis distribution and one share of UTC common stock may not equal or exceed the pre-distribution value of one share of UTC common stock;
•	We expect to incur both one-time and ongoing material costs as a result of the separation, which could adversely affect our profitability;
•	In connection with the distribution, we expect to incur debt obligations, and we may incur additional debt obligations in the future, which could adversely affect our business and profitability and our ability to meet other obligations;
•	After the separation, certain members of management, directors and shareowners may own stock in UTC, Carrier and Otis, and as a result may face actual or potential conflicts of interest;
•	We could experience temporary interruptions in business operations and incur additional costs as we further develop information technology infrastructure and transition our data to our stand-alone systems;
•	We may not be able to engage in desirable capital-raising or strategic transactions following the separation;
•	In connection with the separation into three independent public companies, each of UTC, Carrier and Otis will indemnify the other parties for certain liabilities. If we are required to pay under these indemnities to UTC and/or Otis, our financial results could be negatively impacted. Also, the UTC or Otis indemnities may not be sufficient to hold us harmless from the full amount of liabilities for which UTC and Otis will be allocated responsibility, and UTC and/or Otis may not be able to satisfy their respective indemnification obligations in the future;
•	UTC or Otis may fail to perform under various transaction agreements that will be executed as part of the separation, or we may fail to have the necessary systems and services in place when the transition services agreement expires;
•	The terms we will receive in our agreements with UTC or Otis could be less beneficial than the terms we may have otherwise received from unaffiliated third parties;
•	If the distribution, together with certain related transactions, were to fail to qualify as a transaction that is generally tax-free for U.S. federal income tax purposes, including as a result of subsequent acquisitions of our stock or the stock of UTC (including pursuant to the Raytheon merger), we, as well as UTC, Otis and UTC’s shareowners, could be subject to significant tax liabilities, and in certain circumstances, we could be required to indemnify UTC for material taxes and other related amounts pursuant to indemnification obligations under the tax matters agreement;
•	The transfer to us by UTC or Otis of certain contracts, permits and other assets and rights may require the consents or approvals of, or provide other rights to, third parties and governmental authorities. If such consents or approvals are not obtained, we may not be entitled to the benefit of such contracts, permits and other assets and rights, which could increase our expenses or otherwise harm our business and financial performance;
•	Until the distribution occurs, the UTC Board of Directors may change the terms of the separation in ways that may be unfavorable to us;
•	No vote of UTC shareowners is required in connection with the distribution. As a result, if the distribution occurs and you do not want to receive our common stock in the distribution, your sole recourse will be to divest yourself of your UTC common stock prior to the record date or in the “regular-way” trading market during the period prior to the distribution;
•	Failure to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act could materially and adversely affect us;

•	The allocation of intellectual property rights among us, UTC and Otis as part of the separation could adversely impact our competitive position and our ability to develop and commercialize certain future products and services; and
•	Potential liabilities may arise due to fraudulent transfer considerations, which would adversely affect our financial condition and results of operations.

Risks Related to Our Common Stock

•	We cannot be certain that an active trading market for our common stock will develop or will be sustained after the distribution and, following the distribution, our stock price may fluctuate significantly;
•	A significant number of shares of our common stock may be sold following the distribution, which may cause our stock price to decline;
•	There may be substantial changes in our shareowner base;
•	Your percentage of ownership in Carrier may be diluted in the future;
•	We cannot guarantee the timing, amount or payment of dividends on our common stock;
•	Anti-takeover provisions could enable our Board of Directors to resist a takeover attempt by a third party and limit the power of our shareowners; and
•	Our amended and restated bylaws will designate the state courts within the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our shareowners, which could discourage lawsuits against Carrier and our directors and officers.

The Separation and Distribution

On November 26, 2018, UTC announced its intention to separate the Carrier Business and the Otis Business from the UTC Aerospace Businesses. The separation will occur through pro rata distributions to UTC shareowners of 100 percent of the shares of common stock of Carrier and 100 percent of the shares of common stock of Otis, which were formed to hold UTC’s Carrier Business and Otis Business, respectively.

On June 9, 2019, UTC entered into the Raytheon merger agreement, which provides for the combination of the UTC Aerospace Businesses and Raytheon in a merger of equals transaction with Raytheon surviving as a wholly owned subsidiary of UTC. Under the Raytheon merger agreement, UTC has agreed with Raytheon that, subject to the terms and conditions of the Raytheon merger agreement, UTC will consummate the separation and each of the Carrier distribution and the Otis distribution. In addition, the completion of the separation and each of the Carrier distribution and the Otis distribution is a condition to the Raytheon merger under the Raytheon merger agreement. Accordingly, the Raytheon merger will not be completed unless and until the separation and each of the Carrier distribution and the Otis distribution are completed. The completion of the Raytheon merger is not a condition to the completion of the distributions. Therefore, UTC may complete the distribution even if the conditions to the Raytheon merger under the Raytheon merger agreement have not been satisfied or waived, the Raytheon merger agreement has been terminated or the Raytheon merger will otherwise not be consummated. For more information, see “Certain Relationships and Related Party Transactions—Raytheon Merger Agreement.”

On [      ], 2020, the UTC Board of Directors approved the distribution of all of Carrier’s issued and outstanding shares of common stock on the basis of [      ] shares of Carrier common stock for every share of UTC common stock held as of the close of business on [      ], 2020, the record date. We currently expect the Otis distribution to occur on or around the date of the Carrier distribution, unless otherwise determined by the UTC Board of Directors in its sole and absolute discretion, but subject to UTC’s agreement to consummate each of the Carrier distribution and the Otis distribution as required pursuant to, and subject to the terms and conditions of, the Raytheon merger agreement. Though UTC has agreed pursuant to, and subject to the terms and conditions of, the Raytheon merger agreement, that UTC will consummate the separation and each of the Carrier distribution and the Otis distribution, there can be no assurance that the Carrier distribution and the Otis distribution will occur on or around the same date or that either distribution will occur at all. UTC is making available a separate information statement relating to the Otis distribution that contains important additional information regarding the distribution of common stock of Otis.

Carrier’s Post-Separation Relationship with UTC and Otis

After the separation, UTC, Carrier and Otis will each be separate companies with separate management teams and separate boards of directors. Prior to the separation, UTC, Carrier and Otis will enter into the separation agreement. We will also enter into various other agreements to effect the separation and to provide a framework for our relationship with UTC and Otis after the separation, including a transition services agreement, a tax matters agreement, an employee matters agreement and an intellectual property agreement. These agreements will allocate among Carrier, Otis and UTC the assets, liabilities and obligations (including, among others, investments, property and employee benefits and tax-related assets and liabilities) of UTC and its subsidiaries attributable to periods prior to, at and after the separation, provide for certain services to be delivered on a transitional basis and govern the relationship among Carrier, Otis and UTC following the separation. These agreements will not be impacted by the completion of the Raytheon merger. For additional information regarding the separation agreement and other transaction agreements, see “Risk Factors—Risks Related to the Distribution” and “Certain Relationships and Related Party Transactions.”

Transfer of Assets and Assumption of Liabilities

The separation agreement will identify the assets to be transferred, the liabilities to be assumed and the contracts to be assigned to each of Carrier, Otis and UTC as part of the separation, and it will provide for when and how these transfers, assumptions and assignments will occur. In particular, the separation agreement will provide, among other things, that subject to the terms and conditions contained therein:

•	certain assets of, or related to, the Carrier Business, referred to as the “Carrier Assets,” will be transferred to Carrier or one of its subsidiaries. Subject to limited exceptions, assets used or held for use solely or primarily in the Carrier Business will be Carrier Assets;
•	certain liabilities of, or related to, the Carrier Business, which we refer to as the “Carrier Liabilities,” will be retained by or transferred to Carrier or one of its subsidiaries. Subject to limited exceptions, liabilities to the extent arising out of or relating to the Carrier Business or a Carrier Asset will be Carrier Liabilities, and liabilities arising out of litigation or other claims (including in respect of environmental or asbestos-related matters) or governmental investigations, sanctions or orders will be Carrier Liabilities to the extent the facts underlying the applicable matter arose out of or relate to the Carrier Business, Carrier Assets or the other Carrier Liabilities;
•	certain assets of, or related to, the Otis Business, which we refer to as the “Otis Assets,” will be retained by or transferred to Otis or one of its subsidiaries. Subject to limited exceptions, assets used or held for use solely or primarily in the Otis Business will be Otis Assets;
•	certain liabilities of, or related to, the Otis Business, which we refer to as the “Otis Liabilities,” will be retained by or transferred to Otis or one of its subsidiaries. Subject to limited exceptions, liabilities to the extent arising out of or relating to the Otis Business or an Otis Asset will be Otis Liabilities, and liabilities arising out of litigation or other claims (including in respect of environmental or asbestos-related matters) or governmental investigations, sanctions or orders will be Otis Liabilities to the extent the facts underlying the applicable matter arose out of or relate to the Otis Business, Otis Assets or the other Otis Liabilities; and
•	all assets and liabilities other than the Carrier Assets, the Otis Assets, the Carrier Liabilities and the Otis Liabilities (such assets and liabilities, other than the Carrier Assets and the Otis Assets, and the Carrier Liabilities and the Otis Liabilities, we refer to as the “UTC Assets” and “UTC Liabilities,” respectively) will be retained by or transferred to UTC or one of its subsidiaries.

For additional information regarding the separation agreement and the transfer of assets and assumption of liabilities, see “Risk Factors—Risks Related to the Distribution” and “Certain Relationships and Related Party Transactions.”

Reasons for the Separation

The UTC Board of Directors believes that the separation of UTC into three independent, publicly traded companies through the separation of its Carrier Business and Otis Business from UTC is in the best interests of UTC and its shareowners for a number of reasons (irrespective of whether or not the Raytheon merger is completed), including:

•	Greater Focus and Enhanced Operational Agility. The separation will permit each company to more effectively focus on pursuing its own distinct operating priorities and strategies for long-term growth and profitability, and will better position the management teams of each company to focus on strengthening its core businesses. Maintaining a sharper focus on its core businesses and growth opportunities will allow each company to respond better and more quickly to developments in its industry and to customer demands. In addition, the separation is expected to enhance operational agility of the separated companies, which will lead to improved operating discipline and help drive better results.
•	Strong Financial Profile of Each Company on a Stand-alone Basis. Each of UTC, Carrier and Otis has established itself as a global leader with the scale to be both self-sufficient and to sustain investment through economic cycles. In addition, each of the companies is expected to have an investment grade credit rating and strong financial characteristics to independently drive growth and investment.
•	Separate Capital Structures and Allocation Flexibility. The separation will permit each company to allocate its financial resources to meet the unique needs of its own businesses, which will allow each company to intensify its focus on its distinct strategic priorities and individual business risk and return profiles.The separation will also allow each company to more flexibly pursue its own distinct capital structure, capital allocation strategy and capital return policy. In addition, after the separation, the Carrier Business will no longer need to compete within UTC with the UTC Aerospace Businesses and the Otis Business for capital and other corporate resources.
•	Creation of Independent Equity Currencies and Increased Strategic Opportunities. The separation will afford Carrier and Otis the ability to offer their independent equity securities to the capital markets and enable each stand-alone business to use its own industry-focused stock to pursue portfolio enhancing acquisitions or other strategic opportunities that are more closely aligned with each company’s strategic goals and expected growth opportunities.
•	Alignment of Management Incentives with Performance. The separation will allow each company to more effectively recruit, retain and motivate employees through the use of stock-based compensation that more closely reflects and aligns management and employee incentives with specific growth objectives, financial goals and business attributes. Following the separation, recruitment and retention is expected to be enhanced by more consistent talent requirements across the businesses, providing recruiters and applicants with greater clarity and understanding of talent needs and opportunities associated with the core business activities, principles and risks of each company.
•	Broadening of Investor Base. The separation will allow each company to more effectively articulate a clear investment proposition to attract a long-term investor base suited to its businesses, growth profile and capital allocation priorities, and will facilitate each company’s access to capital by providing investors with three distinct investment opportunities. This is expected to attract shareowners with distinct investment preferences.

The UTC Board of Directors also considered a number of potentially negative factors in evaluating the separation, including:

•	Risk of Failure to Achieve Anticipated Benefits of the Separation. UTC, Carrier and Otis may not achieve the anticipated benefits of the separation for a variety of reasons, including, among others: the separation will require significant amounts of management’s time and effort, which may divert management’s attention from operating each company’s business; there may be dis-synergy costs related to the separation, including costs of restructuring transactions and other significant costs; and following the separation, each of UTC, Carrier and Otis may be more susceptible to certain economic and market fluctuations, and other adverse events than if Carrier and Otis were still a part of UTC because each business will be less diversified than UTC prior to the separation.

•	Capital Allocation Efficiency and Flexibility. Following the separation, Carrier and Otis may lose capital allocation efficiency and flexibility, as each company will no longer be able to use cash flow from one of UTC’s other businesses to fund its investments and operations. Additionally, as smaller companies, the cost of capital for each company may be higher than UTC’s cost of capital prior to the separation, and each company may not obtain the same credit rating as UTC prior to the separation.
•	Loss of Scale and Increased Administrative Costs. As part of UTC, Carrier and Otis benefit from UTC’s scale in procuring certain goods and services. After the separation, as stand-alone companies, Carrier and Otis may be unable to obtain these goods, services and technologies at prices or on terms as favorable as those UTC obtained prior to the separation. In addition, as part of UTC, Carrier and Otis benefit from certain functions performed by UTC, such as accounting, auditing, tax, legal, human resources, investor relations, risk management, treasury and other general and administrative functions. After the separation, UTC will not perform these functions for Carrier or Otis (other than certain functions that will be provided for a limited time pursuant to the transition services agreement) and, because of Carrier’s and Otis’ smaller scale as stand-alone companies, the cost of performing such functions could be higher than the amounts reflected in Carrier’s or Otis’ historical financial statements, which would cause profitability to decrease.
•	Disruptions and Costs Related to the Separation. The actions required to separate Carrier’s, Otis’ and UTC’s respective businesses could disrupt each company’s operations. In addition, Carrier and Otis will incur substantial costs in connection with the separation and the transition to being a stand-alone public company, which may include tax costs associated with the internal restructuring and costs to separate shared systems, accounting, tax, legal and other professional services costs, recruiting and relocation costs associated with hiring key senior management personnel who are new to Carrier and Otis.
•	Limitations on Strategic Transactions. Under the terms of the tax matters agreement that Carrier and Otis will enter into with UTC, Carrier and Otis will be restricted from taking certain actions that could cause the distribution or certain related transactions to fail to qualify as tax-free transactions under applicable law. These restrictions may limit for a period of time Carrier’s and Otis’ ability to pursue certain strategic transactions and equity issuances or engage in other transactions that might increase the value of their business.
•	Uncertainty Regarding Stock Prices. We cannot predict the effect of the Carrier distribution and the Otis distribution on the trading prices of Carrier, Otis or UTC common stock or know with certainty whether the combined market value of [ ] shares of Carrier common stock, the number of shares of Otis common stock to be distributed per share of UTC common stock in the Otis distribution and one share of UTC common stock will be less than, equal to or greater than the market value of one share of UTC common stock prior to the distributions. Furthermore, there is the risk of volatility in each company’s stock price following the distributions due to sales by certain shareowners whose investment objectives may not be met by each company’s common stock, and it may take time for each company to attract its optimal shareowner base.

In determining to pursue the separation, the UTC Board of Directors concluded that the potential benefits of the separation outweighed the foregoing factors. See “The Separation and Distribution—Reasons for the Separation” and “Risk Factors” included elsewhere in this information statement.

Corporate Information

Carrier was incorporated in Delaware for the purpose of holding the Carrier Business in connection with the separation and distribution described herein. Prior to the contribution of the Carrier Business to Carrier by UTC, which will occur prior to the distribution, Carrier will have no operations other than those incidental to its formation and the separation. Our principal executive offices are located at 13995 Pasteur Boulevard, Palm Beach Gardens, FL 33418, and our telephone number is (561) 365-2000. We maintain an Internet site at www.carrier.com. Our website and the information contained therein or connected thereto are not incorporated into this information statement or the registration statement of which this information statement forms a part, or in any other filings with, or any information furnished or submitted to, the SEC.

Reason for Furnishing this Information Statement

This information statement is being furnished solely to provide information to UTC shareowners who will receive shares of Carrier common stock in the distribution. UTC shareowners are not required to vote on the distribution. Therefore, you are not being asked for a proxy and you are not required to send a proxy to UTC. You do not need to pay any consideration, exchange or surrender your existing shares of UTC common stock or take any other action to receive your shares of Carrier common stock. This information statement is not, and is not to be construed as, an inducement or encouragement to buy or sell any of Carrier’s securities. The information contained in this information statement is believed by Carrier to be accurate as of the date set forth on its cover. Changes may occur after that date, and neither UTC nor Carrier will update the information except as may be required in the ordinary course of their respective disclosure obligations and practices.

UTC is making available a separate information statement that will help you understand the Otis distribution and how it will affect your post-separation ownership in UTC and Otis. UTC has also separately made available to UTC shareowners a registration statement on Form S-4 and a joint proxy statement/prospectus in connection with the issuance of UTC common stock to holders of Raytheon common stock in the Raytheon merger and the vote of UTC shareowners to approve such issuance.

SUMMARY OF HISTORICAL AND UNAUDITED PRO FORMA
COMBINED FINANCIAL DATA

The following summary financial data reflects the historical combined operations of Carrier. We derived the summary historical combined statements of operations data for the years ended December 31, 2018 and December 31, 2017, and summary historical combined balance sheet data as of December 31, 2018 and December 31, 2017, as set forth below, from Carrier’s audited historical combined financial statements (which we refer to as the “combined financial statements”), which are included in the “Index to Combined Financial Statements” section of this information statement. The selected unaudited historical combined financial data as of, and for each of, the years ended December 31, 2016 and December 31, 2015 have been derived from our underlying financial records, which were derived from the financial records of UTC. In management’s opinion, the unaudited combined financial statements have been prepared on substantially the same basis as the audited combined financial statements and include all adjustments, consisting only of ordinary recurring adjustments, necessary for a fair presentation of the selected historical combined financial data for the periods presented. To ensure a full understanding of this summary historical combined financial data, you should read the summary combined financial data presented below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the combined financial statements and accompanying notes included elsewhere in this information statement.

The summary historical combined financial data does not necessarily reflect what our results of operations and financial position would have been if we had operated as a separate publicly traded entity during the periods presented, including changes that will occur in our operations and capitalization as a result of the separation and distribution. Accordingly, the historical results should not be relied upon as an indicator of our future performance.

The summary unaudited pro forma combined financial data for the year ended December 31, 2019 has been prepared to reflect the separation, including the incurrence of indebtedness of approximately $[      ] and the distribution of approximately $[      ] of cash to UTC. The outstanding indebtedness is expected to consist of a combination of long-term notes and bank term loans. The unaudited pro forma combined statement of operations presented for the year ended December 31, 2019 assumes the separation occurred on January 1, 2019. The unaudited pro forma combined balance sheet as of December 31, 2019 assumes the separation occurred on December 31, 2019. The pro forma adjustments give effect to amounts that are directly attributable to the separation and distribution, factually supportable and, with respect to the unaudited pro forma statements of operations, expected to have a continuing impact on Carrier. The assumptions used and pro forma adjustments derived from such assumptions are based on currently available information and we believe such assumptions are reasonable under the circumstances.

The unaudited pro forma combined financial information is not necessarily indicative of our results of operations or financial condition had the distribution and our anticipated post-separation capital structure been completed on the dates assumed. It may not reflect the results of operations or financial condition that would have resulted had we been operating as an independent, publicly traded company during such period. In addition, it is not necessarily indicative of our future results of operations or financial condition.

You should read this summary financial data together with “Unaudited Pro Forma Combined Financial Information,” “Capitalization,” “Selected Historical Combined Financial Data of Carrier,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the combined financial statements and accompanying notes included elsewhere in this information statement.

Summary of Historical and Unaudited Pro Forma
Combined Financial Data

	Pro Forma For the Year ended December 31,	Years ended December 31,
(dollars in millions)	2019 (Unaudited)	2019	2018	2017	2016 (Unaudited)	2015 (Unaudited)
Results of Operations Data:
Net sales	$	$	$18,914	$17,814	$16,853	$16,709
Research and development			400	364	351	325
Restructuring costs			80	111	65	108
Operating profit(1)			3,637	3,030	2,760	2,563
Net income(2)			2,769	1,267	1,900	1,837
Net income attributable to Carrier Global Corporation			2,734	1,227	1,854	1,782
Capital expenditures			263	326	340	261
	Pro Forma For the Year ended December 31,	As of December 31,
(dollars in millions)	2019 (Unaudited)	2019	2018	2017	2016 (Unaudited)	2015 (Unaudited)
Balance Sheet Data:
Working capital(3)	$	$	$1,643	$1,750	$1,693	$1,749
Total assets			21,737	21,985	20,981	20,693
Total liabilities			7,468	7,201	5,844	5,745
(1)	2018 operating profit includes a $799 million pre-tax gain on the sale of the Taylor business and 2017 net income includes a $379 million pre-tax gain on the sale of our investment in Watsco, Inc.
(2)	2018 net income includes a charge of $102 million related to future non-U.S. taxes associated with anticipated future repatriation of non-U.S. earnings and 2017 net income includes unfavorable net tax charges of approximately $799 million related to U.S. tax reform legislation enacted in December 2017.
(3)	Working capital is defined as current assets less current liabilities.

RISK FACTORS

You should carefully consider the following risks and other information in this information statement in evaluating Carrier and Carrier common stock. Any of the following risks and uncertainties could materially adversely affect our business, financial condition or results of operations.

Risks Related to Our Business

Our international operations subject us to risk as our results of operations may be adversely affected by changes in local and regional economic conditions, such as fluctuations in exchange rates, risks associated with government policies on international trade and investments, including import quotas, capital controls, punitive taxes or tariffs or similar trade barriers, and risks associated with emerging markets.

We conduct our business on a global basis, with approximately 54 percent of our 2018 sales derived from international operations, including U.S. export sales. Changes in local and regional economic conditions, including fluctuations in exchange rates, may affect product demand and reported profits in our non-U.S. operations, where transactions are generally denominated in local currencies. In addition, currency fluctuations may affect the prices we pay for the materials used in our products, and as a result, our operating margins may be negatively impacted by higher costs for certain cross-border transactions. Our financial statements are denominated in U.S. Dollars. Accordingly, fluctuations in exchange rates may also give rise to gains or losses when financial statements of non-U.S. operating units are translated into U.S. Dollars. Given that the majority of our sales are non-U.S. based, a strengthening of the U.S. Dollar against other major foreign currencies could adversely affect our results of operations.

Our international sales and operations are subject to risks associated with changes in local government regulations and policies, investments, taxation, foreign exchange controls, capital controls, employment regulations and the repatriation of earnings. Government policies on international trade and investments such as import quotas, capital controls, punitive taxes or tariffs or similar trade barriers, whether imposed by individual governments or regional trade blocs, can affect demand for our products and services, impact the competitive position of our products or services or encumber our ability to manufacture or sell products in certain countries. The implementation of more restrictive trade policies or the renegotiation of existing trade agreements with the United States or countries, such as China and Mexico, where we sell or produce large quantities of products and services or procure materials incorporated into our products, including a further escalation of the trade conflict between the United States and China, could negatively impact our business, results of operations and financial condition. Our international sales and operations are also sensitive to political and economic instability and changes in foreign national priorities and government budgets. International transactions may involve increased financial and legal risks due to differing legal systems and customs in foreign countries.

We expect that sales to emerging markets will continue to account for a significant portion of our sales as developing nations and regions around the world increase their demand for our products. In addition, as part of our globalization strategy, we have invested in certain countries, including Mexico, Brazil, China, India and countries in the Middle East. These emerging market operations can present many risks, including cultural differences (such as employment and business practices), compliance risks, economic and government instability, currency fluctuations, and the imposition of foreign exchange and capital controls. While these factors and their impact are difficult to predict, any one or more of them could have a material adverse effect on our competitive position, results of operations, cash flows or financial condition.

We are party to joint ventures and other strategic relationships, which may not be successful and may expose us to special risks and restrictions.

Our business operations, particularly in our HVAC segment, depend on various strategic relationships, joint ventures and non-wholly owned subsidiaries. We sell our products and services through certain key distributor, joint venture and customer relationships, including the Carrier Enterprise joint ventures with subsidiaries of Watsco, Inc.; AHI Carrier, a joint venture with Airconditioning & Heating International FZC, a subsidiary of United Motors & Heavy Equipment Co. LLC; Beijer, a publicly traded company listed on the Stockholm Stock Exchange in which we maintain a significant ownership stake; various joint ventures with members of the Midea Group; and Toshiba Carrier, a joint venture with Toshiba with which we have several other joint ventures. Some of our strategic relationships or joint ventures engage in manufacturing and/or product development. Loss of a key channel partner, a significant downturn or deterioration in the business or financial condition of a key channel partner, joint venture or other partner, whether related to, among other things, a labor strike, diminished liquidity or credit unavailability, weak demand for products or delays in the launch of new products, could adversely affect our results of operations in a particular period or the value of our equity investment. If we are not successful in maintaining strategic distribution relationships, our financial condition, results of operations and cash flows may be adversely affected.

We are party to numerous other joint ventures, some of which we do not control. In addition, our ability to apply our internal controls and compliance policies to these businesses is limited and can expose us to additional financial and reputational risks, though we seek to take proactive steps to mitigate these concerns.

Joint ventures and strategic relationships inherently involve special risks. Whether or not we hold a majority interest or maintain operational control in such arrangements, our partners may (1) have economic or business interests or goals that are inconsistent with or contrary to ours, (2) exercise veto or other rights, to the extent available, to block actions that we believe to be in our or the joint venture’s or strategic relationship’s best interests, (3) take action contrary to our policies or objectives or (4) be unable or unwilling to fulfill their obligations.

Additionally, some of our joint venture or other strategic agreements prohibit us from competing in certain geographic markets or product and services channels, and these restrictions may apply to other products and services we develop, or businesses we acquire, in the future. There can be no assurance that any particular joint venture or strategic relationship will be beneficial to us.

Global climate change and related regulations could negatively affect our business.

The effects of climate change, such as extreme weather conditions, create financial risks to our business. For example, the demand for our products and services, such as residential air conditioning equipment, may be affected by unseasonable weather conditions. The effects of climate change could also disrupt our operations by impacting the availability and cost of materials needed for manufacturing and could increase insurance and other operating costs. These factors may impact our decisions to construct new facilities or maintain existing facilities in areas most prone to physical climate risks. We could also face indirect financial risks passed through the supply chain and disruptions that could result in increased prices for our products and the resources needed to produce them. Further, there is regulatory uncertainty around government incentives, which, if discontinued, could adversely impact the demand for energy-efficient buildings and could increase costs of compliance.

Increased public awareness and concern regarding global climate change may result in more international, regional and/or national requirements to reduce or mitigate the effects of greenhouse gas emissions. The lack of consistent climate change legislation creates economic and regulatory uncertainty. These factors may impact the demand for our products, obsolescence of our products and our results of operations.

Additionally, refrigerants are essential to many of our products, and there is a growing concern regarding the ozone-depletion and global warming potential of such materials. As such, national, regional and international regulations and policies are being considered to curtail their use, which may, in some cases, render our existing technology and products noncompliant. While we are committed to pursuing sustainable solutions, there can be no assurance that our commitments will be successful, that our products will be accepted by the market, that proposed regulation or deregulation will not have a negative competitive impact or that economic returns will reflect our investments in new product development.

Cooler than normal summers or warmer than normal winters may depress our sales.

Demand for our HVAC products and services, representing our largest segment by sales, is seasonal and affected by the weather. Cooler than normal summers depress our sales of replacement air conditioning products and services. Similarly, warmer than normal winters have the same effect on our heating products. Additionally, sales to residential customers in our HVAC business historically tend to be higher in the second and third quarters of the year because, in the United States and other northern hemisphere regions, spring and summer are the peak seasons for sales of air conditioning systems and services. The results of any quarterly period may not be indicative of expected results for a full year, and unusual weather patterns or events could positively or negatively affect our business and impact overall results of operations.

Natural disasters or other unexpected events may disrupt our operations, adversely affect our results of operations and financial condition, and may not be covered by insurance.

The occurrence of one or more natural disasters, power outages or other unexpected events, including hurricanes, fires, earthquakes, volcanic eruptions, tsunamis, floods and severe weather in the United States or in other countries in which we or our suppliers or customers operate could adversely affect our operations and financial performance. Natural disasters, power outages or other unexpected events could damage or close one or more of our facilities or disrupt our operations temporarily or long-term, such as by causing business interruptions or by affecting the availability and/or cost of materials needed for manufacturing. In some significant cases, we have only one factory that can manufacture a specific product or product line. As a result, damage to or the closure of that factory may disrupt or prevent us from manufacturing certain products. Existing insurance arrangements may not cover the costs or lost cash flows that may arise from such events. The occurrence of any of these events could also increase our insurance and other operating costs.

Information security, data privacy and identity protection may require significant resources and present certain risks to our business, reputation and financial condition.

We and certain of our products collect, store, have access to and otherwise process certain confidential or sensitive data that may be subject to data privacy and cybersecurity laws or customer-imposed controls. Although we seek to protect such data and design our products to enable our customers to use them while complying with applicable data privacy and cybersecurity laws and/or customer-imposed controls, our internal systems and products may be vulnerable to hacking or other cyber-attacks, theft, programming errors or employee errors, which could lead to the compromise of such data, unauthorized access, use, disclosure, modification or destruction of information, improper use of our systems, software solutions or networks, defective products, production downtimes and/or operational disruptions in violation of applicable law and/or contractual obligations. A significant actual or perceived risk of theft, loss, fraudulent use or misuse of customer, employee or other data, whether by us, our suppliers, channel partners, customers or other third parties, as a result of employee error or malfeasance, or as a result of the imaging, software, security and other products we incorporate into our products, as well as non-compliance with applicable industry standards or our contractual or other legal obligations or privacy and information-security policies regarding such data, could result in costs, fines, litigation or regulatory actions, or could lead customers to select products and services of our competitors. In addition, any such event could harm our reputation, cause unfavorable publicity or otherwise adversely affect certain potential customers’ perception of the security and reliability of our services as well as our credibility and reputation, which could result in lost sales. In addition, because of the global nature of our business, both our internal systems and products must comply with the applicable laws, regulations and standards in a number of jurisdictions, and government enforcement actions and violations of data privacy and cybersecurity laws could be costly or interrupt our business operations. Any of the foregoing factors could result in reputational damage or civil or governmental proceedings, which could result in a material adverse effect on our competitive position, results of operations, cash flows or financial condition.

Our business and financial performance depend on continued substantial investment in information technology infrastructure, which may not yield anticipated benefits, and may be adversely affected by cyber-attacks on information technology infrastructure and products and other business disruptions.

The efficient operation of our business will require continued substantial investment in technology infrastructure systems, and we must attract and retain qualified people to operate these systems, expand and improve them, integrate new systems effectively and efficiently convert to new systems when required. An inability to fund, acquire and implement these systems might impact our ability to respond effectively to changing customer expectations, manage our business, scale our solutions effectively or impact our customer service levels, which could put us at a competitive disadvantage and negatively impact our financial results. Repeated or prolonged interruptions of service due to problems with our systems or third-party technologies, whether or not in our control, could have a significant negative impact on our reputation and our ability to sell products and services. Furthermore, we are highly dependent upon a variety of internal computer and telecommunication systems to operate our business. Failure to design, develop and implement new technology infrastructure systems in an effective and timely manner, or to adequately invest in and maintain these systems, could result in the diversion of management’s attention and resources and could materially adversely affect our operating results, competitive position and ability to efficiently manage our business. Our existing information systems may become obsolete, requiring us to transition our systems to a new platform. Such a transition could be time consuming, costly and damaging to our competitive position, and could require additional management resources. Failure to implement and deploy new systems or replacement systems on the schedules anticipated, could materially adversely affect our operating results.

In addition, our business may be impacted by disruptions to our own or third-party information technology (“IT”) infrastructure, which could result from (among other causes) cyber-attacks on or failures of such infrastructure or compromises to its physical security, as well as from damaging weather or other acts of nature. Cyber-based risks, in particular, are evolving and include attacks on our IT infrastructure, as well as attacks targeting the security, integrity and/or availability of the hardware, software and information installed, stored or transmitted in our products, including after the purchase of those products and when they are installed into third-party products, facilities or infrastructure. Such attacks could disrupt our business operations, our systems or those of third parties, and could impact the ability of our products to work as intended. We have experienced cyber-based attacks and, due to the evolving threat landscape, may continue to experience them going forward, potentially with more frequency. We continue to make investments and adopt measures designed to enhance our protection, detection, response and recovery capabilities, and to mitigate potential risks to our technology, products, services and operations from potential cyber-attacks. However, given the unpredictability, nature and scope of cyber-attacks, it is possible that potential vulnerabilities could go undetected for an extended period. As a result of a cyber-attack, we could potentially be subject to production downtimes, operational delays or other detrimental impacts on our operations or ability to provide products and services to our customers; destruction or corruption of data; security breaches; manipulation or improper use of our or third-party systems, networks or products; financial losses from remedial actions, loss of business, potential liability, penalties, fines and/or damage to our reputation—any of which could have a material adverse effect on our competitive position, results of operations, cash flows or financial condition. Due to the evolving nature of such risks, the impact of any potential incident cannot be predicted. Any disruption to our business due to such issues, or an increase in our costs to cover these issues that is greater than what we have anticipated, could have an adverse effect on our competitive position, results of operations, cash flows or financial condition.

There can be no assurance that our systems will not fail or experience disruptions, and any significant failure or disruption of these systems could prevent us from making sales, ordering supplies, delivering products, providing functional products and otherwise conducting our business.

We may be affected by global economic, capital market and political conditions in general, and conditions in the construction, transportation and infrastructure industries in particular.

Our business, financial condition, operating results and cash flows may be adversely affected by changes in global economic conditions and geopolitical risks, including credit market conditions, levels of consumer and business confidence, fluctuations in residential, commercial and industrial construction activity, regulatory changes, commodity prices, raw material and energy costs, interest rates, exchange rates, levels of government spending and deficits, trade policies (including tariffs, boycotts and sanctions), political conditions, regulatory changes, actual or anticipated default on sovereign debt and other challenges that could affect the global economy.

These economic and political conditions affect our business in a number of ways. For example, the tightening of credit in the capital markets could adversely affect the ability of our customers, including individual end-customers and businesses, to obtain financing for significant purchases and operations, which could result in a decrease in or cancellation of orders for our products and services. Similarly, tightening credit may adversely affect our supply base and increase the potential for one or more of our suppliers to experience financial distress or bankruptcy. Additionally, because we have a number of factories and suppliers in foreign countries, the imposition of tariffs or sanctions, or unusually restrictive border crossing rules could adversely affect our supply chain and overall business.

Our business is also adversely affected by decreases in the general level of economic activity, such as decreases in business and consumer spending, construction activity and shipping activity. A slowdown in building and remodeling activity also can adversely affect our financial performance. In addition, our financial performance may be influenced by the production and utilization of transport equipment, including truck production cycles in North America and Europe, and, particularly in our HVAC business, weather conditions.

We use a variety of raw materials, supplier-provided parts, components, subcomponents and third-party service providers in our business, and significant shortages, supplier capacity constraints, supplier production disruptions, price increases, trade disruptions or tariffs could increase our operating costs and adversely impact the competitive positions of our products.

Our reliance on suppliers (including third-party logistics providers) and commodity markets to secure the raw materials and components used in our products, and on service providers to deliver our products, exposes us to volatility in the prices and availability of these materials and services. In certain instances, we depend upon a single source of supply, manufacturing, logistics support or assembly, or participate in commodity markets that may be subject to allocations of limited supplies. Issues with suppliers (such as a disruption in deliveries, capacity constraints, production disruptions, quality issues and consolidations, closings or bankruptcies), price increases, decreased availability of raw materials or commodities or decreased availability of trucks and other delivery service resources could have a material adverse effect on our ability to meet our commitments to customers or increase our operating costs. Tariffs can increase our costs, the impact of which is difficult to predict. We believe that our supply management and production practices are based on an appropriate balancing of the foreseeable risks and the costs of alternative practices. Nonetheless, these risks may have a material adverse effect on our competitive position, results of operations, cash flows or financial condition.

We design, manufacture and service products that incorporate advanced technologies. The introduction of new products and technologies involves risks, and we may not realize the degree or timing of benefits initially anticipated.

We seek to grow our business through the design, development, production, sale and support of innovative products that incorporate advanced technologies. The laws and regulations applicable to our products, and our customers’ product and service needs, change from time to time, and regulatory changes may render our products and technologies noncompliant. Our ability to realize the anticipated benefits of our technological advancements or product improvements depends on a variety of factors, including meeting development, production, certification and regulatory approval schedules; execution of internal and external performance plans; availability of supplier and internally produced parts and materials; performance of suppliers and subcontractors; hiring and training of qualified personnel; achieving cost and production efficiencies; identification of emerging regulatory and technological trends in our target end markets; validation and performance of innovative technologies; the level of customer interest in new technologies and products; and the costs and customer acceptance of the new or improved products.

Our products and services also may incorporate technologies developed or manufactured by third parties, which, when combined with our technology or products, creates additional risks and uncertainties. As a result, the performance and market acceptance of these third-party products and services could affect the level of customer interest and acceptance of our own products in the marketplace.

Our R&D efforts may not result in new technologies or products being developed on a timely basis or meet the needs of our customers as effectively as competitive offerings. Our competitors may develop competing technologies that gain market acceptance before or instead of our products. In addition, we may not be successful in anticipating or reacting to changes in the regulatory environments in which our products are sold, and the markets for our products may not develop or grow as we anticipate.

We operate in a competitive environment and our profitability depends on our ability to accurately estimate the costs and timing of providing our products and services.

In certain of our businesses, our contracts are typically awarded on a competitive basis. Our bids are based upon, among other items, the cost to provide the products and services. To generate an acceptable return on our investment in these contracts, we must be able to accurately estimate our costs to provide the services and deliver the products required by the contract and to be able to complete the contracts in a timely manner. If we fail to accurately estimate our costs or the time required to complete a contract, the profitability of our contracts may be materially and adversely affected. In addition, some of our contracts provide for liquidated damages if we do not perform in accordance with the contract. Any of the foregoing could have a material adverse effect on our competitive position, results of operations, cash flows or financial condition.

Customers and others may take disruptive actions.

From time to time customers and others may seek to become competitive suppliers of our products and services or pursue other strategies to disrupt our business model. For example, an affiliate of a customer in our transport refrigeration business has started to produce refrigeration units for shipping containers that compete with our products, and another one of our transport refrigeration customers has started to produce refrigeration units for truck trailers that compete with our refrigeration units. In addition, our customers or existing or future competitors may seek to introduce non-traditional business models or disruptive technologies and products in the industries in which we participate, resulting in increased competition and new dynamics in these industries.

Labor matters may impact our business.

A significant portion of our employees are represented by labor unions or works councils in a number of countries under various collective bargaining agreements with varying durations and expiration dates. See “Business—Employees and Employee Relations.” We may not be able to satisfactorily renegotiate these agreements before they expire. In addition, existing agreements may not prevent a strike or work stoppage, union and works council campaigns and other labor disputes. We may also be subject to general country strikes or work stoppages unrelated to our specific business or collective bargaining agreements. Additionally, a shortage in certain workforces, such as technicians or truck drivers, may impact our business by affecting the ability to install, sell and deliver our products. Any such work stoppages (or potential work stoppages) could have a material adverse effect on our financial results, productivity, results of operations and reputation.

Our defined benefit pension plans are subject to financial market risks that could adversely affect our results.

The performance of the financial markets and interest rates can impact our defined benefit pension plan expenses and funding obligations. Significant decreases in the discount rate or investment losses on plan assets may increase our funding obligations and adversely impact our financial results. See Note 12 to the Combined Financial Statements included in the “Index to Combined Financial Statements” section of this information statement for further discussion on pension plans and related obligations and contingencies.

We may not realize expected benefits from our cost reduction and restructuring efforts, and our profitability may be hurt or our business otherwise might be adversely affected.

In order to operate more efficiently and cost effectively, we have from time to time, and may continue to, adjust employment, optimize our footprint or undertake other restructuring activities. These activities are complex and may involve or require significant changes to our operations. If we do not successfully manage restructuring activities, expected efficiencies and benefits might be delayed or not realized. Risks associated with these actions and other workforce management issues include unfavorable political responses and reputational harm, unforeseen delays in the implementation of the restructuring activities, additional costs, adverse effects on employee morale, the failure to meet operational targets due to the loss of employees or work stoppages, and difficulty managing our operations during or after facility consolidations, any of which may impair our ability to achieve anticipated cost reductions, otherwise harm our business or have a material adverse effect on our competitive position, results of operations, cash flows or financial condition.

Additional tax expense or additional tax exposures could affect our future profitability.

We are subject to income taxes in the United States and various international jurisdictions. Changes to tax laws and regulations as well as changes and conflicts in related interpretations or other tax guidance could materially impact our tax receivables and liabilities and our deferred tax assets and deferred tax liabilities. Additionally, in the ordinary course of business, we are subject to examinations by various tax authorities. In addition, governmental authorities in various jurisdictions could launch new examinations and expand existing examinations. The global and diverse nature of our operations means that these risks will continue and additional examinations, proceedings and contingencies will arise from time to time. Our competitive position, cash flows, results of operation or financial condition may be affected by the outcome of examinations, proceedings and contingencies that cannot be predicted with certainty.

See “Business Overview,” “Results of Operations—Income Taxes” and “Liquidity and Financial Condition” under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Notes 3 and 14

to the Combined Financial Statements included in the “Index to Combined Financial Statements” section of this information statement for further discussion on income taxes and related contingencies, including our provisional accounting and assessment of the effect of the Tax Cuts and Jobs Act of 2017 (“TCJA”).

We depend on our intellectual property, and have access to certain intellectual property and information of our customers and suppliers; infringement or failure to protect our intellectual property could adversely affect our future growth and success.

We rely on a combination of patents, trademarks, copyrights, trade secrets, nondisclosure agreements, customer and supplier agreements, license agreements, information technology security systems, internal controls and compliance systems and other measures to protect our intellectual property. We also rely on nondisclosure agreements, information technology security systems and other measures to protect certain customer and supplier information and intellectual property that we have in our possession or to which we have access. Our efforts to protect such intellectual property and proprietary rights may not be sufficient. We cannot be sure that our pending patent applications will result in the issuance of patents to us, that patents issued to or licensed by us in the past or in the future will not be challenged or circumvented by competitors or that these patents will be found to be valid or sufficiently broad to preclude our competitors from introducing technologies similar to those covered by our patents and patent applications. Our ability to protect and enforce our intellectual property rights also may be limited. In addition, we may be the target of competitor or other third-party patent enforcement actions seeking substantial monetary damages or seeking to prevent the sale and marketing of certain of our products or services. Our competitive position also may be adversely impacted by limitations on our ability to obtain possession of, and ownership or necessary licenses concerning, data important to the development or provision of our products or service offerings, or by limitations on our ability to restrict the use by others of data related to our products or services. Any of these events or factors could subject us to judgments, penalties and significant litigation costs or temporarily or permanently disrupt our sales and marketing of the affected products or services and could have a material adverse effect on our competitive position, results of operations, cash flows or financial condition.

Failure to achieve and maintain a high level of product and service quality could damage our reputation with customers and negatively impact our results.

Product and service quality issues could harm customer confidence in our company and our brands. If our product and service offerings do not meet applicable safety standards or our customers’ expectations regarding safety or quality, we could experience lost sales and increased costs and we could be exposed to legal, financial and reputational risks. Actual, potential or perceived product safety concerns could expose us to litigation as well as government enforcement action. In addition, if any of our products fail to perform as expected, we may be exposed to warranty and product liability claims.

We maintain strict quality controls and procedures. However, we cannot be certain that these controls and procedures will reveal defects in our products or their raw materials, which may not become apparent until after the products have been placed in beneficial use in the market. Accordingly, there is a risk that products will have defects, which could require a product recall or field corrective action. Product recalls and field corrective actions can be expensive to implement, and may damage our reputation, customer relationships and market share. We have conducted product recalls and field corrective actions in the past, and may do so again in the future.

In many jurisdictions, product liability claims are not limited to any specified amount of recovery. If any such claims or contribution requests or requirements exceed our available insurance or if there is a product recall, there could be an adverse impact on our results of operations. In addition, a recall or claim could require us to review our entire product portfolio to assess whether similar issues are present in other products, which could result in a significant disruption to our business and which could have a further adverse impact on our business, financial condition, results of operations and cash flows. There can be no assurance that we will not experience any material warranty or product liability claim losses in the future, that we will not incur significant costs to defend such claims or that we will have adequate reserves to cover any recalls, repair and replacement costs.

We are subject to litigation, environmental, product safety and other legal and compliance risks.

We are subject to a variety of litigation, legal and compliance risks. These risks relate to, among other things, product safety, personal injuries, intellectual property rights, contract-related claims, taxes, environmental matters, employee health and safety, competition laws and laws governing improper business practices. If convicted or found liable in connection with such matters, we could be subject to significant fines, penalties, repayments and other damages (in certain cases, treble damages).

As a global business, we are subject to complex laws and regulations in the U.S. and other countries in which we operate. Those laws and regulations may be interpreted in different ways. They may also change from time to time, as may related interpretations and other guidance. Changes in laws or regulations could result in higher expenses. Uncertainty relating to laws or regulations may also affect how we operate, structure our investments and enforce our rights.

Changes in environmental and climate change related-laws, including laws relating to refrigerants, efficiency and greenhouse gas emissions, could require additional investments in product designs, which may be more expensive or difficult to manufacture, qualify and sell and/or may involve additional product safety risks, and could increase environmental compliance expenditures. Evolving climate change concerns or changes in regulations related to such concerns, including with respect to refrigerants, efficiency and greenhouse gas emissions, could subject us to additional costs and restrictions, such as increased energy and raw materials costs. Furthermore, various jurisdictions and regulators may take different approaches to and impose differing or inconsistent requirements under environmental and climate change-related laws, which may make it more costly or difficult for us to sell our products (including by requiring that we monitor such developments, incur increased test and certification costs, increase time-to-market and develop additional country-specific variants for certain products) or prevent us from selling certain products in certain geographic markets.

At times we are involved in disputes with private parties over environmental issues, including litigation over the allocation of cleanup costs, alleged personal injuries and property damage. Existing and future asbestos-related and other product liability claims could adversely affect our financial condition, results of operations and cash flows. Personal injury lawsuits may involve individual and purported class actions alleging that contaminants originating from our current or former products or operating facilities caused or contributed to medical conditions. Property damage lawsuits may involve claims relating to environmental damage or diminution of real estate values. Even in litigation where we believe our liability is remote, there is a risk that a negative finding or decision could have a material adverse effect on our competitive position, results of operations, cash flows or financial condition, in particular with respect to environmental claims in regions where we have, or previously had, significant operations or where certain of our products have been used.

In addition, the U.S. Foreign Corrupt Practices Act (“FCPA”) and other anti-corruption laws generally prohibit companies and their intermediaries from making improper payments to government officials for the purpose of obtaining or retaining business. The FCPA applies to companies, individual directors, officers, employees and agents. Under certain anti-corruption laws, U.S. companies also may be held liable for the actions of partners or representatives. Certain of our customer relationships are with governmental entities and are, therefore, subject to the FCPA and other anti-corruption laws. Despite meaningful measures to ensure lawful conduct, which include training and internal controls, we may not always be able to prevent our employees or third-party agents or channel partners from violating the FCPA or other anti-corruption laws. As a result, we could be subject to criminal and civil penalties, disgorgement, changes or enhancements to our compliance measures that could increase our costs or other remedial actions. Moreover, we are subject to antitrust and anti-collusion laws in various jurisdictions throughout the world. Changes in these laws or their interpretation, administration and/or enforcement may occur over time, and any such changes may limit our future acquisitions or operations, or result in changes to our strategies, sales and distribution structures or other business practices. Though we have implemented policies, controls and other measures to prevent collusion or anti-competitive behavior, our controls may not always be effective in preventing our employees, third-party agents or channel partners from violating antitrust or anti-collusion laws.

Violations of FCPA antitrust or other anti-corruption or anti-collusion laws, or allegations of such violations, could disrupt our operations, cause reputational harm, involve significant management distraction and result in a material adverse effect on our competitive position, results of operations, cash flows or financial condition.

We also must comply with various laws and regulations relating to the export of products, services and technology from the U.S. and other countries having jurisdiction over our operations. In the United States, these laws include, among others, the Export Administration Regulations (EAR) administered by the U.S. Department of Commerce and embargoes and sanctions regulations administered by the U.S. Department of the Treasury. Restrictions on the export of our products could have a material adverse effect on our competitive position, results of operations, cash flows or financial condition.

For a description of current material legal proceedings and regulatory matters, see “Business—Legal Proceedings” and Note 19 to the Combined Financial Statements included in the “Index to Combined Financial Statements” section of this information statement.

We engage in acquisitions and divestitures, and may encounter difficulties integrating acquired businesses with, or disposing of businesses from, our current operations; therefore, we may not realize the anticipated benefits of these acquisitions and divestitures.

We seek to grow through strategic acquisitions in addition to internal growth. In the past several years, we have acquired various businesses and entered into joint venture arrangements in an effort to complement and expand our business. We expect to continue such pursuits in the future. Our due diligence reviews may not identify all of the material issues necessary to accurately estimate the cost and potential loss contingencies of a particular transaction, including potential exposure to regulatory sanctions resulting from an acquisition target’s previous activities. For example, we may incur unanticipated costs, expenses or other liabilities, or reduced sales, as a result of an acquisition’s violation of applicable laws, such as the FCPA or other anti-corruption laws outside of the United States. We also may incur unanticipated costs or expenses, including post-closing asset impairment charges as well as expenses associated with eliminating duplicate facilities, litigation, and other liabilities. We may encounter difficulties in integrating acquired businesses with our operations, applying our internal controls to these acquired businesses, or in managing strategic investments. Additionally, we may not realize the degree or timing of benefits we anticipate when we first enter into a transaction. Any of the foregoing could adversely affect our business and results of operations. In addition, accounting requirements relating to business combinations, including the requirement to expense certain acquisition costs as incurred, may cause us to incur greater earnings volatility and generally lower earnings during periods in which we acquire new businesses.

We also make strategic divestitures from time to time. Our divestitures may result in continued financial exposure to the divested businesses, such as through guarantees, other financial arrangements, continued supply and services arrangements or through the retention of liabilities, such as for environmental and product liability claims. Under these arrangements, nonperformance by those divested businesses or claims against retained liabilities could result in obligations being imposed on us that could have a material adverse effect on our cash flows, results of operations, or financial condition.

The success of future acquisitions, divestitures and joint ventures will depend on the satisfaction of conditions precedent to such transactions and the timing of consummation of such transactions, which will depend in part on the ability of the parties to secure any required regulatory approvals in a timely manner, among other things. For constraints on mergers and acquisition activity after the completion of the distribution, see “—Risks Related to the Distribution.”

We may be required to recognize impairment charges for our goodwill and certain other intangible assets.

We may be required to recognize impairment charges for our goodwill and certain other intangible assets. Our other intangible assets primarily consists of trademarks. At December 31, 2018, the net carrying value of our goodwill and certain other intangible assets totaled $9.8 billion and $539 million, respectively. In accordance with generally accepted accounting principles in the United States (“GAAP”), we periodically assess these assets to determine if they are impaired. Significant negative industry or economic trends, disruptions to our business, planned or unexpected significant changes in the use of the assets, and sustained market capitalization declines may result in recognition of impairments to goodwill or certain other intangible assets. Any charges relating to such impairments could have a material adverse impact on our results of operations in the periods recognized.

We may need additional financing in the future to meet our capital needs or to make opportunistic acquisitions, and such financing may not be available on favorable terms, if at all, and may be dilutive to existing shareowners.

Upon completion of the distribution, we anticipate having approximately $[       ] of indebtedness. We may need additional financing for our general corporate purposes. For example, we may need funds to increase our investments in R&D activities, to make acquisitions or otherwise grow our business or refinance or repay existing debt. Volatility in the world financial markets could increase borrowing costs or affect our ability to access the capital markets. Our ability to issue debt or enter into other financing arrangements on acceptable terms could be adversely affected if there is a material decline in the demand for our products or in the solvency of our customers, suppliers or distributors or other significantly unfavorable changes in economic conditions. We may be unable to obtain additional financing on terms favorable to us, if at all. If we fail to obtain or lose an investment grade credit rating or adequate funds are not available on acceptable terms, we may be unable to successfully develop or enhance products, fund our expansion or respond to competitive pressures, any of which could negatively affect our business. If we raise additional funds by issuing equity securities, our shareowners will experience dilution of their ownership interest. If we raise additional funds by issuing debt, we may be subject to limitations on our operations due to restrictive covenants.

Failure to maintain a satisfactory credit rating could adversely affect our liquidity, capital position, borrowing costs and access to capital markets.

In connection with the distribution, we expect to complete one or more financing transactions on or prior to the completion of the distribution, with approximately $[       ] of the proceeds of such financings expected to be used to distribute a cash dividend to UTC. As a result of these transactions, we anticipate having approximately $[       ] of indebtedness when the distribution is completed. In anticipation of the distribution, Moody’s Investors Services, Inc., Standard & Poor’s and Fitch Ratings, Inc., have assigned to Carrier issuer credit ratings of [       ], [       ] and [       ], respectively. Despite these anticipated investment grade credit ratings at the time of the distribution, any future downgrades could increase the cost of borrowing under any indebtedness we may incur in connection with the distribution or otherwise, reduce market capacity for our commercial paper or require the posting of collateral under our derivative contracts. There can be no assurance that we will be able to maintain our credit ratings once established, and any additional actual or anticipated changes or downgrades in our credit ratings, including any announcement that our ratings are under review for a downgrade, may have a negative impact on our liquidity, capital position and access to the capital markets.

Risks Related to the Distribution

We have no recent history of operating as an independent company, and our historical and pro forma financial information is not necessarily indicative of the results that we would have achieved as a separate, publicly traded company and may not be a reliable indicator of our future results.

The historical information about Carrier in this information statement refers to the Carrier Business as operated by and integrated with UTC. Our historical and pro forma financial information included in this information statement is derived from the combined financial statements and accounting records of UTC. Accordingly, the historical and pro forma financial information included in this information statement does not necessarily reflect the financial condition, results of operations or cash flows that we would have achieved as a separate, publicly traded company during the periods presented or those that we will achieve in the future primarily as a result of the factors described below:

•	Generally, our working capital requirements and capital for our general corporate purposes, including capital expenditures and acquisitions, have historically been satisfied through UTC’s corporate-wide cash management practices. Following the distribution, our results of operations and cash flows may be more volatile, and we may need to obtain additional financing from banks, through public offerings or private placements of debt or equity securities, strategic relationships or other arrangements, which may or may not be available and may be more costly.
•	Prior to the distribution, our business has been operated by UTC as part of its broader corporate organization, rather than as an independent company. UTC or one of its affiliates performed or helped perform various corporate functions for us, such as accounting, auditing, tax, legal, human resources, investor relations, risk management, treasury and other general and administrative functions. Our historical and pro forma financial results reflect allocations of corporate expenses from UTC for such functions, which are likely to be less than the expenses we would have incurred had we operated as a separate publicly traded company.
•	Currently, our business is integrated with the other businesses of UTC. Historically, we have shared economies of scale in costs, employees, vendor relationships and customer relationships, which have enabled us to procure more advantageous arrangements with respect to, among other things, information technology, logistics, raw materials, facility management, travel services, fleet and professional services. After the distribution, as a stand-alone company, we may be unable to obtain similar arrangements to the same extent as UTC did, or on terms as favorable as those UTC obtained, prior to the distribution.

•	After the distribution, the cost of capital for our business may be higher than UTC’s cost of capital prior to the distribution.
•	Our historical financial information does not reflect the debt that we will incur as part of the distribution.
•	As an independent public company, we will separately become subject to the reporting requirements of the Securities Exchange Act of 1934 (the “Exchange Act”), the Sarbanes-Oxley Act (“Sarbanes-Oxley”) and the Dodd-Frank Act and will be required to prepare our stand-alone financial statements according to the rules and regulations required by the SEC. These reporting and other obligations will place significant demands on our management and on administrative and operational resources. Moreover, to comply with these requirements, we anticipate that we will need to migrate our systems, including information technology systems, implement additional financial and management controls, reporting systems and procedures, and hire additional accounting and finance staff. We expect to incur additional annual expenses related to these requirements, and those expenses may be significant. If we are unable to upgrade our financial and management controls, reporting systems, information technology and procedures in a timely and effective fashion, our ability to comply with our financial reporting requirements and other rules that apply to reporting companies under the Exchange Act could be impaired.

Other significant changes may occur in our cost structure, management, financing and business operations as a result of operating as a company separate from UTC. For additional information about the past financial performance of our business and the basis of presentation of the combined financial statements and the unaudited pro forma combined financial statements of our business, see “Unaudited Pro Forma Combined Financial Information,” “Selected Historical Combined Financial Data of Carrier,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical combined financial statements and accompanying notes included elsewhere in this information statement.

Following the distribution, our financial profile will change, and we will be a smaller, less diversified company than UTC prior to the distribution.

Following the distribution, Carrier will be a smaller, less diversified company than UTC prior to the distribution. As a result, we may be more vulnerable to changing market conditions, which could have a material adverse effect on our business, financial condition and results of operations. In addition, the diversification of our sales, costs, and cash flows will diminish as a stand-alone company, such that our results of operations, cash flows, working capital and financing requirements may be subject to increased volatility and our ability to fund capital expenditures and investments, pay dividends and service debt may be diminished. Following the distribution, we may also lose capital allocation efficiency and flexibility because we will no longer be able to use cash flow from the UTC Aerospace Businesses or the Otis Business to fund our investments and operations.

We may not achieve some or all of the expected benefits of the separation and distribution, and the separation and distribution may materially adversely affect our business.

We may not be able to achieve the full strategic and financial benefits expected to result from the separation and distribution, or such benefits may be delayed or not occur at all. The separation and distribution are expected to provide the following benefits, among others: (1) enabling our management to more effectively pursue its own distinct operating priorities and strategies, while also enhancing our operational agility through a more nimble organization; (2) permitting us to allocate our financial resources to meet the unique needs of our businesses, which will allow us to intensify our focus on distinct strategic priorities and to more effectively pursue our own distinct capital structures and capital allocation strategies; (3) affording us the ability to offer an independent equity security to the capital markets and enabling us to more flexibly pursue strategic opportunities more closely aligned with our strategic goals and expected growth opportunities; (4) permitting us to more effectively recruit, retain and motivate employees through the use of stock-based compensation that more closely aligns management and employee incentives with specific business goals and objectives related to our businesses; and (5) allowing us to more effectively articulate a clear investment proposition to attract a long-term investor base suited to our businesses, growth profile and capital allocation priorities.

We may not achieve these and other anticipated benefits for a variety of reasons, including, among others: (1) the distribution will require significant amounts of management’s time and effort, which may divert management’s attention from operating our business; (2) following the distribution, we may lose capital allocation efficiency and flexibility because, for instance, we will no longer be able to use cash flow from one of UTC’s other businesses to fund investments and operations; (3) following the distribution, we may be more susceptible to certain market fluctuations and other adverse events because our businesses will be less diversified than UTC’s businesses prior to the completion of the distribution; (4) after the distribution, as a stand-alone company, we may be unable to obtain certain goods, services and technologies at prices or on terms as favorable as those UTC obtained prior to completion of the distribution; (5) the distribution may require us to incur substantial costs, including accounting, tax, legal and other professional services costs, costs related to retaining and attracting business and operational relationships with customers, suppliers and other counterparties, recruiting and relocation costs associated with hiring key senior management personnel who are new to Carrier, costs to retain key management personnel, tax costs and costs to separate shared systems and other unforeseen dis-synergy costs; (6) under the terms of the tax matters agreement that we will enter into with UTC and Otis, we will be restricted from taking certain actions that could cause the distribution or certain related transactions to fail to qualify as tax-free transactions and these restrictions may limit us for a period of time from pursuing certain strategic transactions and equity issuances or engaging in other transactions that might increase the value of our businesses; and (7) potential negative reactions from the financial markets if UTC fails to complete the distribution as currently expected or within the anticipated time frame. If we fail to achieve some or all of the benefits expected to result from the distribution, or if such benefits are delayed, it could have a material adverse effect on our competitive position, business, financial condition, results of operations and cash flows.

UTC’s plan to separate into three independent, publicly traded companies is subject to various risks and uncertainties and may not be completed in accordance with the expected plans or anticipated timeline, or at all, and will involve significant time and expense, which could disrupt or adversely affect our business.

On November 26, 2018, UTC announced plans to separate into three independent, publicly traded companies. The separation and distribution are subject to the satisfaction of certain conditions (or waiver by UTC in its sole and absolute discretion), subject to UTC’s agreement to consummate the Carrier distribution pursuant to and subject to the terms and conditions of the Raytheon merger agreement. The conditions to the separation and distribution include final approval by UTC’s Board of Directors, receipt of tax rulings in certain jurisdictions and/or a tax opinion from external counsel (as applicable), the SEC declaring effective the registration statement of which this information statement forms a part and satisfactory completion of financing. Furthermore, the separation is complex in nature, and unanticipated developments or changes, including changes in the law, the macroeconomic environment, competitive conditions of UTC’s markets, the uncertainty of the financial markets and challenges in executing the separation, could delay or prevent the completion of the proposed separation, or cause the separation to occur on terms or conditions that are different or less favorable than expected. We currently expect the Otis distribution to occur on or around the date of the Carrier distribution, unless otherwise determined by the UTC Board of Directors in its sole and absolute discretion, but subject to UTC’s agreement to consummate each of the Carrier distribution and the Otis distribution as required pursuant to, and subject to the terms and conditions of, the Raytheon merger agreement. Though UTC has agreed pursuant to, and subject to the terms and conditions of the Raytheon merger agreement, that UTC will consummate the separation and each of the Carrier distribution and the Otis distribution, there can be no assurance that the Carrier distribution and the Otis distribution will occur on or around the same date or that either distribution will occur at all.

The process of completing the separation has been and is expected to continue to be time-consuming and involves significant costs. The separation costs may be significantly higher than what we currently anticipate and may not yield a discernible benefit if the separation is not completed or is not well executed, or the expected benefits of the separation are not realized. Executing the proposed separation will also require significant amounts of management’s time and effort, which may divert management’s attention from operating and growing our business. Other challenges associated with effectively executing the separation include attracting, retaining, motivating and training employees, including additional employees that we will need to operate as a stand-alone company; addressing disruptions to our supply chain, manufacturing, sales and distribution, and other operations resulting from separating UTC into three independent public companies; and separating from UTC’s information systems.

The combined market value following the Carrier distribution and the Otis distribution of [       ] shares of Carrier common stock, the number of shares of Otis common stock to be distributed per share of UTC common stock in the Otis distribution and one share of UTC common stock may not equal or exceed the pre-distribution value of one share of UTC common stock.

There can be no assurance that following the Carrier distribution and the Otis distribution the aggregate market value of [       ] shares of Carrier common stock, the number of shares of Otis common stock to be distributed per share of UTC common stock in the Otis distribution and one share of UTC common stock will be higher than, lower than or the same as the market value of a share of UTC common stock if the separation did not occur.

We expect to incur both one-time and ongoing material costs as a result of the separation, which could adversely affect our profitability.

We expect to incur, as a result of the separation, both one-time and ongoing costs that are greater than those we currently incur. These increased costs may arise from various factors, including financial reporting, costs associated with complying with federal securities laws (including compliance with the Exchange Act, Sarbanes-Oxley and the Dodd-Frank Act), and costs associated with accounting, auditing, tax, legal, human resources, investor relations, risk management, treasury and other general and administrative related functions, and it is possible that these costs will be material to our business.

In connection with the distribution, we expect to incur debt obligations, and we may incur additional debt obligations in the future, which could adversely affect our business and profitability and our ability to meet other obligations.

We expect to complete one or more financing transactions before the distribution is completed, with approximately $[       ] of the proceeds of such financings expected to be used to distribute cash to UTC. As a result of such transactions, we anticipate having approximately $[       ] of indebtedness when the distribution is completed. See “Description of Material Indebtedness.” We may also incur additional indebtedness in the future.

This significant amount of debt could potentially have important consequences to us and our debt and equity investors, including: (1) requiring a substantial portion of our cash flow from operations to make interest payments; (2) making it more difficult to satisfy debt service and other obligations; (3) increasing the risk of a future credit ratings downgrade of our debt, which could increase future debt costs and limit the future availability of debt financing; (4) increasing our vulnerability to general adverse economic and industry conditions; (5) reducing the cash flow available to fund capital expenditures and other corporate purposes and to grow our business; (6) limiting our flexibility in planning for, or reacting to, changes in our business and the industry; (7) placing us at a competitive disadvantage relative to our competitors that may not be as highly leveraged with debt; and (8) limiting our ability to borrow additional funds as needed or take advantage of business opportunities as they arise, pay cash dividends or repurchase shares.

To the extent that we incur additional indebtedness, the foregoing risks could increase. In addition, our actual cash requirements in the future may be greater than expected. Our cash flow from operations may not be sufficient to repay all of the outstanding debt as it becomes due, and we may not be able to borrow money, sell assets or otherwise raise funds on acceptable terms, or at all, to refinance our debt.

After the separation, certain members of management, directors and shareowners may own stock in UTC, Carrier and Otis, and as a result may face actual or potential conflicts of interest.

After the separation, the management and directors of each of UTC, Carrier and Otis may own common stock in all three companies. This ownership overlap could create, or appear to create, potential conflicts of interest when the management and directors of one company face decisions that could have different implications for themselves and the other two companies. For example, potential conflicts of interest could arise in connection with the resolution of any dispute regarding the terms of the agreements governing the separation and Carrier’s relationship with UTC and Otis thereafter. These agreements include the separation agreement, the transition services agreement, the tax matters agreement, the employee matters agreement, the intellectual property agreement and any commercial agreements between the parties or their affiliates. Potential conflicts of interest may also arise out of any commercial arrangements that we or UTC may enter into in the future.

We could experience temporary interruptions in business operations and incur additional costs as we further develop information technology infrastructure and transition our data to our stand-alone systems.

We are in the process of further developing an IT infrastructure and systems to support our critical business functions, including accounting and reporting, in order to replace many of the systems and functions UTC currently provides. We may experience temporary interruptions in business operations if we cannot transition effectively to our own stand-alone systems and functions, which could disrupt our business operations and have a material adverse effect on our profitability. In addition, our costs for the operation of these systems may be higher than the amounts reflected in the combined financial statements.

We may not be able to engage in desirable capital-raising or strategic transactions following the separation.

Under current U.S. federal income tax law, a spin-off that otherwise qualifies for tax-free treatment can be rendered taxable to the parent corporation and its shareowners as a result of certain post-spin-off transactions, including certain acquisitions of shares or assets of the spun-off corporation. To preserve the tax-free treatment of the separation and the distribution, and in addition to Carrier’s indemnity obligation described below, the tax matters agreement will restrict us, for the two-year period following the distribution, except in specific circumstances, from: (1) entering into any transaction pursuant to which all or a portion of the shares of Carrier stock would be acquired, whether by merger or otherwise; (2) issuing equity securities beyond certain thresholds; (3) repurchasing shares of Carrier stock other than in certain open-market transactions; and (4) ceasing to actively conduct certain of our businesses. The tax matters agreement will also prohibit us from taking or failing to take any other action that would prevent the distribution and certain related transactions from qualifying as a transaction that is generally tax-free, for U.S. federal income tax purposes, under Sections 355 and 368(a)(1)(D) of the Code. These restrictions may limit our ability to pursue certain equity issuances, strategic transactions, repurchases or other transactions that we may otherwise believe to be in the best interests of our shareowners or that might increase the value of our business. For more information, see “Certain Relationships and Related Party Transactions—Tax Matters Agreement” and “Material U.S. Federal Income Tax Consequences.”

In connection with the separation into three independent public companies, each of UTC, Carrier and Otis will indemnify the other parties for certain liabilities. If we are required to pay under these indemnities to UTC and/or Otis, our financial results could be negatively impacted. Also, the UTC or Otis indemnities may not be sufficient to hold us harmless from the full amount of liabilities for which UTC and Otis will be allocated responsibility, and UTC and/or Otis may not be able to satisfy their respective indemnification obligations in the future.

Pursuant to the separation agreement and certain other agreements among UTC, Carrier and Otis, each party will agree to indemnify the other parties for certain liabilities as discussed further in “Certain Relationships and Related Party Transactions.” Indemnities that we may be required to provide UTC and/or Otis are not subject to any cap, may be significant and could negatively impact our business. Third parties could also seek to hold us responsible for any of the liabilities that UTC and/or Otis has agreed to retain. The indemnities from UTC and Otis for our benefit may not be sufficient to protect us against the full amount of such liabilities, and UTC and/or Otis may not be able to fully satisfy their respective indemnification obligations. Any amounts we are required to pay pursuant to such indemnification obligations and other liabilities could require us to divert cash that would otherwise have been used in furtherance of our operating business.

Moreover, even if we ultimately succeed in recovering from UTC or Otis, as applicable, we may be temporarily required to bear these losses ourselves. Each of these risks could negatively affect our business, results of operations and financial condition.

UTC or Otis may fail to perform under various transaction agreements that will be executed as part of the separation, or we may fail to have the necessary systems and services in place when the transition services agreement expires.

In connection with the separation and prior to the distribution, Carrier, Otis and UTC will enter into the separation agreement and will also enter into various other agreements, including a transition services agreement, a tax matters agreement, an employee matters agreement, and an intellectual property agreement. These agreements, together with the documents and agreements by which the internal reorganization will be effected, will determine the allocation of assets and liabilities among the companies following the separation and will include any necessary indemnifications related to liabilities and obligations. The transition services agreement will provide for the performance of certain services by UTC for the benefit of Carrier and/or Otis and by Carrier and/or Otis for the benefit of UTC for a period of time after the separation. If UTC or Otis is unable or unwilling to satisfy its obligations under these agreements, including its indemnification obligations, we could incur operational difficulties and/or losses. We are in the process of creating systems and services to replace many of the systems and services that UTC currently provides to us. However, we may not be successful in implementing these systems and services in a timely manner or at all, we may incur additional costs in connection with, or following, the implementation of these systems and services, and we may not be successful in transitioning data from UTC’s systems to ours.

The terms we will receive in our agreements with UTC or Otis could be less beneficial than the terms we may have otherwise received from unaffiliated third parties.

The agreements we will enter into with UTC and Otis in connection with the separation, including the separation agreement, a transition services agreement, a tax matters agreement, an employee matters agreement and an intellectual property agreement, were prepared in the context of the separation while Carrier was still a wholly owned subsidiary of UTC. Accordingly, Carrier did not have a board of directors or a management team that were independent of UTC. In addition, certain of the terms in these agreements were provided for in, and were the result of negotiations between UTC and Raytheon in connection with, the Raytheon merger agreement. As a result of these factors, the terms of those agreements may not reflect terms that would have resulted from arm’s-length negotiations between unaffiliated third parties. See “Certain Relationships and Related Party Transactions.”

If the distribution, together with certain related transactions, were to fail to qualify as a transaction that is generally tax-free for U.S. federal income tax purposes, including as a result of subsequent acquisitions of our stock or the stock of UTC (including pursuant to the Raytheon merger), we, as well as UTC, Otis and UTC’s shareowners, could be subject to significant tax liabilities, and in certain circumstances, we could be required to indemnify UTC for material taxes and other related amounts pursuant to indemnification obligations under the tax matters agreement.

The distribution is conditioned on, among other things, the receipt by UTC and continued validity of (1) an IRS ruling satisfactory to the UTC Board of Directors and (2) an opinion of outside counsel, satisfactory to the UTC Board of Directors, regarding the qualification of certain elements of the distribution under Section 355 of the Code. The IRS ruling and the opinion of counsel will be based upon and rely on, among other things, various facts and assumptions, as well as certain representations, statements and undertakings of UTC, Carrier and Otis, including those relating to the past and future conduct of UTC, Carrier and Otis. If any of these representations, statements or undertakings is, or becomes, inaccurate or incomplete, or if any of the representations or covenants contained in any of the separation-related agreements and documents or in any documents relating to the IRS ruling and/or the opinion of counsel are inaccurate or not complied with by UTC, Carrier, Otis or any of their respective subsidiaries, the IRS ruling and/or the opinion of counsel may be invalid and the conclusions reached therein could be jeopardized.

Notwithstanding receipt of the IRS ruling and the opinion of counsel, the IRS could determine that the distribution and/or certain related transactions should be treated as taxable transactions for U.S. federal income tax purposes if it determines that any of the representations, assumptions or undertakings upon which the IRS ruling or the opinion of counsel was based are inaccurate or have not been complied with. In addition, the IRS ruling will not address all of the issues that are relevant to determining whether the distribution, together with certain related transactions, qualifies as a transaction that is generally tax-free for U.S. federal income tax purposes. The opinion of counsel represents the judgment of such counsel and is not binding on the IRS or any court, and the IRS or a court may disagree with the conclusions in the opinion of counsel. Accordingly, notwithstanding receipt by UTC of the IRS ruling and the opinion of counsel, there can be no assurance that the IRS will not assert that the distribution and/or certain related transactions do not qualify for tax-free treatment for U.S. federal income tax purposes (including by reason of the Raytheon merger) or that a court would not sustain such a challenge. In the event the IRS were to prevail with such challenge, we, as well as UTC, Otis and UTC’s shareowners, could be subject to significant U.S. federal income tax liability.

If the distribution were to fail to qualify as a transaction that is generally tax-free for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code, in general, for U.S. federal income tax purposes, UTC would recognize a taxable gain as if it had sold the Carrier common stock in a taxable sale for its fair market value, and UTC shareowners who receive Carrier common stock in the distribution would be subject to tax as if they had received a taxable distribution equal to the fair market value of such shares. Even if the distribution were to otherwise qualify as a tax-free transaction under Sections 355 and 368(a)(1)(D) of the Code, it may result in taxable gain to UTC (but not its shareowners) under Section 355(e) of the Code if the distribution were deemed to be part of a plan (or series of related transactions) pursuant to which one or more persons acquire, directly or indirectly, shares representing a 50 percent or greater interest (by vote or value) in UTC or Carrier. For this purpose, any acquisitions of UTC or Carrier shares within the period beginning two years before the distribution and ending two years after the distribution are presumed to be part of such a plan, although UTC or Carrier may be able to rebut that presumption (including by qualifying for one or more safe harbors under applicable Treasury Regulations). Further, for purposes of this test, even if the Raytheon merger were treated as part of such a plan, the Raytheon merger alone should not cause the distribution to be taxable to UTC under Section 355(e) of the Code because pre-Raytheon merger holders of UTC common stock will own over 50 percent of the UTC common stock immediately following the Raytheon merger. However, if the IRS were to determine that other acquisitions of UTC or Carrier stock, either before or after the distribution, were part of a plan or series of related transactions that included the distribution, such determination could result in significant tax liabilities to UTC. For more information, see “Material U.S. Federal Income Tax Consequences.”

In addition, as part of the separation, and prior to the Carrier distribution and the Otis distribution, UTC and its subsidiaries expect to complete the internal reorganization, and UTC, Carrier, Otis and their respective subsidiaries expect to incur certain tax costs in connection with the internal reorganization, including non-U.S. tax costs resulting from transactions in non-U.S. jurisdictions, which may be material. With respect to certain transactions undertaken as part of the internal reorganization, UTC has requested and intends to obtain tax rulings in certain non-U.S. jurisdictions and/or opinions of external tax advisors, in each case, regarding the tax treatment of such transactions. Such tax rulings and opinions will be based upon and rely on, among other things, various facts and assumptions, as well as certain representations, statements and undertakings of UTC, Carrier, Otis or their respective subsidiaries. And if any of these representations or statements is, or becomes, inaccurate or incomplete, or if UTC, Carrier, Otis or any of their respective subsidiaries do not fulfill or otherwise comply with any such undertakings or covenants, such tax rulings and/or opinions may be invalid or the conclusions reached therein could be jeopardized. Further, notwithstanding receipt of any such tax rulings and/or opinions, there can be no assurance that the relevant taxing authorities will not assert that the tax treatment of the relevant transactions differs from the conclusions reached in the relevant tax rulings and/or opinions. In the event any such tax rulings and/or opinions cannot be obtained or the relevant taxing authorities prevail with any challenge in respect of any relevant transaction, we, as well as UTC and Otis could be subject to significant tax liabilities.

Under the tax matters agreement to be entered into among UTC, Carrier and Otis in connection with the separation, Carrier generally would be required to indemnify UTC and Otis for any taxes resulting from the separation (and any related costs and other damages) to the extent such amounts resulted from (1) an acquisition of all or a portion of the equity securities or assets of Carrier, whether by merger or otherwise (and regardless of whether we participated in or otherwise facilitated the acquisition), (2) other actions or failures to act by Carrier or (3) any of Carrier’s representations, covenants or undertakings contained in any of the separation-related agreements and documents or in any documents relating to the IRS ruling and/or the opinion of counsel being incorrect or violated. Further, under the tax matters agreement, we generally would be required to indemnify UTC and Otis for a specified portion of any taxes (and any related costs and other damages) (a) arising as a result of the failure of either of the distributions and certain related transactions to qualify as a transaction that is generally tax-free (including as a result of Section 355(e) of the Code) or a failure of any internal separation transaction that is intended to qualify as a transaction that is generally tax-free to so qualify or (b) arising from an adjustment, pursuant to an audit or other tax proceeding, with respect to any separation transaction that is not intended to qualify as a transaction that is generally tax-free, in each case, to the extent such amounts did not result from a disqualifying action by, or acquisition of equity securities of, Carrier, Otis, or UTC. Any such indemnity obligations could be material. For a more detailed discussion, see “Certain Relationships and Related Party Transactions—Tax Matters Agreement.”

The transfer to us by UTC or Otis of certain contracts, permits and other assets and rights may require the consents or approvals of, or provide other rights to, third parties and governmental authorities. If such consents or approvals are not obtained, we may not be entitled to the benefit of such contracts, permits and other assets and rights, which could increase our expenses or otherwise harm our business and financial performance.

The separation agreement will provide that certain contracts, permits and other assets and rights are to be transferred from UTC, Otis or their subsidiaries to Carrier or its subsidiaries in connection with the separation. The transfer of certain of these contracts, permits and other assets and rights may require consents or approvals of third parties or governmental authorities or provide other rights to third parties. In addition, in some circumstances, Carrier and UTC or Otis are joint beneficiaries of contracts, and we and UTC or Otis may need the consents of third parties in order to split, separate, replace, novate or replicate the existing contracts or the relevant portion of the existing contracts. While we anticipate entering into new contracts in place of transferring such contracts, we may not be successful in doing so in many instances.

Some parties may use consent requirements or other rights to terminate contracts or obtain more favorable contractual terms from us, which, for example, could take the form of price increases, require us to expend additional resources in order to obtain the services or assets previously provided under the contract, or require us to make arrangements with new third parties or obtain letters of credit or other forms of credit support. If we do not obtain required consents or approvals, we may be unable to obtain the benefits, permits, assets and contractual commitments that are intended to be allocated to us as part of our separation from UTC, and we may be required to seek alternative arrangements to obtain services and assets which may be more costly and/or of lower quality. The termination, modification, replacement or replication of these contracts or permits or the failure to timely complete the transfer or separation of these contracts or permits could negatively impact our business, financial condition, results of operations and cash flows.

Until the distribution occurs, the UTC Board of Directors may change the terms of the separation in ways that may be unfavorable to us.

Until the distribution occurs, Carrier will continue to be a wholly owned subsidiary of UTC. Accordingly, UTC has the discretion to determine and change the terms of the separation, including the establishment of the record date and the distribution date; provided, that any such determination or change will be subject to UTC’s obligations to complete the separation and each of the Carrier distribution and the Otis distribution in accordance with the terms and conditions of the Raytheon merger agreement (including, with respect to certain changes, the requirement that UTC obtain Raytheon’s prior written consent). These changes could be unfavorable to us, and as a general matter, Raytheon’s consent would not be required to effect changes that are unfavorable to us. In addition, subject to UTC’s obligations under the Raytheon merger agreement, the UTC Board of Directors may decide not to proceed with the distribution at any time prior to the distribution date.

No vote of UTC shareowners is required in connection with the distribution. As a result, if the distribution occurs and you do not want to receive our common stock in the distribution, your sole recourse will be to divest yourself of your UTC common stock prior to the record date or in the “regular-way” trading market during the period prior to the distribution.

No vote of UTC shareowners is required in connection with the distribution. Accordingly, if the distribution occurs and you do not want to receive our common stock in the distribution, your only recourse will be to divest yourself of your UTC common stock prior to the record date or in the “regular-way” trading market during the period prior to the distribution.

Failure to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act could materially and adversely affect us.

As a public company, we will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act and the Dodd-Frank Act and will be required to prepare our financial statements according to the rules and regulations required by the SEC. In addition, the Exchange Act requires that we file annual, quarterly and current reports. Our failure to prepare and disclose this information in a timely manner or to otherwise comply with applicable law could subject us to penalties under federal securities laws, expose us to lawsuits and restrict our ability to access financing. In addition, the Sarbanes-Oxley Act requires that, among other things, we establish and maintain effective internal controls and procedures for financial reporting and disclosure purposes. Internal control over financial reporting is complex and may be revised over time to adapt to changes in our business, or changes in applicable accounting rules. We cannot assure you that our internal control over financial reporting will be effective in the future or that a material weakness will not be discovered with respect to a prior period for which we had previously believed that internal controls were effective. If we are not able to maintain or document effective internal control over financial reporting, our independent registered public accounting firm will not be able to certify as to the effectiveness of our internal control over financial reporting when required. While we have been adhering to these laws and regulations as a subsidiary of UTC, after the distribution we will need to demonstrate our ability to manage our compliance with these laws and regulations as an independent, public company.

Matters affecting our internal controls may cause us to be unable to report our financial information on a timely basis, or may cause us to restate previously issued financial information, and thereby subject us to adverse regulatory consequences, including sanctions or investigations by the SEC, or violations of applicable stock exchange listing rules. There could also be a negative reaction in the financial markets due to a loss of investor confidence in our company and the reliability of our financial statements. Confidence in the reliability of our financial statements is also likely to suffer if we or our independent registered public accounting firm report a material weakness in our internal control over financial reporting. This could have a material and adverse effect on us by, for example, leading to a decline in our share price and impairing our ability to raise additional capital.

The allocation of intellectual property rights among us, UTC and Otis as part of the separation could adversely impact our competitive position and our ability to develop and commercialize certain future products and services.

In connection with the separation, we are entering into an intellectual property agreement with UTC and Otis governing, among other things, the allocation of intellectual property rights related to our and their businesses. As a result of the separation and such allocation, we will no longer have an ownership interest in certain intellectual property rights, but will become a non-exclusive licensee of such rights. This loss of the ownership of certain intellectual property rights could adversely affect our ability to maintain our competitive position through the enforcement of these rights against third parties that infringe these rights. In addition, we may lose our ability to license these rights to third parties in exchange for a license to such third parties’ rights we may need to operate our business.

The terms of the intellectual property agreement also include cross-licenses among the parties of certain intellectual property rights owned by Carrier, Otis and UTC and needed for the continuation of the operations of the Carrier Business, Otis Business and the UTC Aerospace Businesses, respectively. The licenses granted to us by UTC and Otis are nonexclusive and, accordingly, UTC and Otis could license such licensed intellectual property rights to our competitors, which could adversely affect our competitive position in the industry. Moreover, our use of the intellectual property rights licensed to us by UTC and Otis will be restricted to certain fields of use related to our business. The limited nature of such licenses, and the other rights granted to Carrier pursuant to the intellectual property agreement, may not provide us with all the intellectual property rights that UTC or Otis currently holds or may in the future hold that we may need as our business changes in the future. Accordingly, if we were to expand our business to include new products and services outside of our current fields of use, we may not have the benefit of such licenses for such new products or services. As a result, it may be necessary for us to develop our technology independently of such licensed rights, which could make it more difficult, time consuming and/or expensive for us to develop and commercialize certain new products and services.

Potential liabilities may arise due to fraudulent transfer considerations, which would adversely affect our financial condition and results of operations.

In connection with the separation (including the internal reorganization), UTC has undertaken and will undertake several corporate reorganization transactions involving its subsidiaries which, along with the distribution, may be subject to various fraudulent conveyance and transfer laws. If, under these laws, a court were to determine that, at the time of the separation, any entity involved in these reorganization transactions or the separation:

•	(1) was insolvent, was rendered insolvent by reason of the separation, or had remaining assets constituting unreasonably small capital, and (2) received less than fair consideration in exchange for the distribution; or
•	intended to incur, or believed it would incur, debts beyond its ability to pay these debts as they matured,

then the court could void the separation and distribution, in whole or in part, as a fraudulent conveyance or transfer. The court could then require our shareowners to return to UTC some or all of the shares of Carrier common stock issued in the distribution, or require UTC or Carrier, as the case may be, to fund liabilities of the other company for the benefit of creditors. The measure of insolvency will vary depending upon the jurisdiction and the applicable law. Generally, however, an entity would be considered insolvent if the fair value of its assets was less than the amount of its liabilities (including the probable amount of contingent liabilities), or if it incurred debt beyond its ability to repay the debt as it matures. No assurance can be given as to what standard a court would apply to determine insolvency or that a court would determine that Carrier or any of its subsidiaries were solvent at the time of or after giving effect to the distribution.

Risks Related to Our Common Stock

We cannot be certain that an active trading market for our common stock will develop or be sustained after the distribution and, following the distribution, our stock price may fluctuate significantly.

A public market for our common stock does not currently exist. We anticipate that on or prior to the record date, trading of shares of our common stock will begin on a “when-issued” basis and will continue through the distribution date. However, we cannot guarantee that an active trading market will develop or be sustained for our common stock after the distribution, nor can we predict the prices at which shares of our common stock may trade after the distribution. Similarly, we cannot predict the effect of the Carrier distribution and the Otis distribution on the trading prices of our common stock or whether the combined market value of [         ] shares of our common stock, the number of shares of Otis common stock to be distributed per share of UTC common stock in the Otis distribution and one share of UTC common stock will be less than, equal to or greater than the market value of one share of UTC common stock prior to the distributions.

Until the market has fully evaluated the Carrier distribution, the Otis distribution and the transactions contemplated by the Raytheon merger agreement, including the pendency, completion or termination, as applicable, of the Raytheon merger, the price at which each share of UTC common stock trades may fluctuate more significantly than might otherwise be typical, even with other market conditions, including general volatility, held constant. Such fluctuations may be due to a variety of factors, including uncertainty as to the expected timing of completion of the Raytheon merger or whether it will be completed at all, the value of UTC’s remaining businesses without Otis and Carrier in the event the Raytheon merger is not completed and investors’ assessment of the likelihood that UTC will realize the expected benefits of the Raytheon merger. The completion of the Raytheon merger is not a condition to the completion of the Carrier distribution or the Otis distribution, and UTC may complete the distributions (in accordance with the terms of the Raytheon merger agreement, to the extent in effect) even if the Raytheon merger agreement has been terminated.

Similarly, until the market has fully evaluated our business as a stand-alone entity, the prices at which shares of Carrier common stock trade may fluctuate more significantly than might otherwise be typical, even with other market conditions, including general volatility, held constant. The increased volatility of our stock price following the distribution may have a material adverse effect on our business, financial condition and results of operations. The market price of our common stock may fluctuate significantly due to a number of factors, some of which may be beyond our control, including: (1) actual or anticipated fluctuations in our operating results; (2) changes in earnings estimated by securities analysts or our ability to meet those estimates; (3) the operating and stock price performance of comparable companies; (4) changes to the regulatory and legal environment under which we operate; (5) actual or anticipated fluctuations in commodities prices; and (6) domestic and worldwide economic conditions.

A significant number of shares of our common stock may be sold following the distribution, which may cause our stock price to decline.

Any sales of substantial amounts of our common stock in the public market or the perception that such sales might occur, in connection with the distribution or otherwise, may cause the market price of our common stock to decline. Upon completion of the distribution, we expect that we will have an aggregate of approximately [         ] shares of our common stock issued and outstanding. Shares distributed to UTC shareowners in the separation will generally be freely tradable without restriction or further registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”), except for shares owned by one of our “affiliates,” as that term is defined in Rule 405 under the Securities Act.

We are unable to predict whether large amounts of our common stock will be sold in the open market following the distribution. We are also unable to predict whether a sufficient number of buyers of our common stock to meet the demand to sell shares of our common stock at attractive prices would exist at that time.

There may be substantial changes in our shareowner base.

Investors holding UTC common stock may hold UTC common stock because of a decision to invest in a company with UTC’s profile. Following the distribution, the shares of our common stock held by those investors will represent an investment in a company with a different profile than that of UTC. This change may not match some shareowners’ investment strategies, which could cause them to sell our common stock. As a result, our stock price may decline or experience volatility as our shareowner base changes.

Your percentage of ownership in Carrier may be diluted in the future.

In the future, your percentage ownership in Carrier may be diluted because of equity issuances for acquisitions, capital market transactions or otherwise, including any equity awards that we will grant to our directors, officers and employees. Our employees will have stock-based awards that correspond to shares of our common stock after the distribution as a result of the conversion of and/or adjustments to their UTC stock-based awards. Such awards will have a dilutive effect on our earnings per share, which could adversely affect the market price of our common stock. We also plan to issue additional stock-based awards, including annual awards, new hire awards and periodic retention awards, as applicable, to our directors, officers and other employees under our employee benefits plans as part of our ongoing equity compensation program.

We cannot guarantee the timing, amount or payment of dividends on our common stock.

Following the distribution, we expect that Carrier will initially pay a cash dividend on a quarterly basis at an annual rate of $[       ] per share. However, the timing, declaration, amount of, and payment of any dividends will be within the discretion of Carrier’s Board of Directors and will depend upon many factors, including our financial condition, earnings, capital requirements of our operating subsidiaries, covenants associated with certain of our debt service obligations, legal requirements, regulatory constraints, industry practice, ability to access capital markets, and other factors deemed relevant by Carrier’s Board of Directors. Moreover, if as expected we determine to initially pay a dividend following the distribution, there can be no assurance that we will continue to pay dividends in the same amounts or at all thereafter. For more information, see “Dividend Policy.”

Anti-takeover provisions could enable our Board of Directors to resist a takeover attempt by a third party and limit the power of our shareowners.

Carrier’s amended and restated certificate of incorporation and amended and restated bylaws will contain, and Delaware law contains, provisions that are intended to deter coercive takeover practices and inadequate takeover bids by making such practices or bids unacceptably expensive to the bidder and to encourage prospective acquirers to negotiate with Carrier’s Board of Directors rather than to attempt a hostile takeover. These provisions are expected to include, among others, (1) the ability of our remaining directors to fill vacancies on Carrier’s Board of Directors (except in an instance where a director is removed by shareowners and the resulting vacancy is filled by shareowners); (2) limitations on shareowners’ ability to call a special shareowner meeting; (3) rules regarding how shareowners may present proposals or nominate directors for election at shareowner meetings; and (4) the right of Carrier’s Board of Directors to issue preferred stock without shareowner approval.

In addition, we expect to be subject to Section 203 of the Delaware General Corporation Law (“DGCL”), which could have the effect of delaying or preventing a change of control that you may favor. Section 203 provides that, subject to limited exceptions, persons that acquire, or are affiliated with persons that acquire, more than 15 percent of the outstanding voting stock of a Delaware corporation may not engage in a business combination with that corporation, including by merger, consolidation or acquisitions of additional shares, for a three-year period following the date on which that person or any of its affiliates becomes the holder of more than 15 percent of the corporation’s outstanding voting stock.

We believe these provisions will protect our shareowners from coercive or otherwise unfair takeover tactics by requiring potential acquirers to negotiate with Carrier’s Board of Directors and by providing Carrier’s Board of Directors with more time to assess any acquisition proposal. These provisions are not intended to make Carrier immune from takeovers; however, these provisions will apply even if the offer may be considered beneficial by some shareowners and could delay or prevent an acquisition that Carrier’s Board of Directors determines is not in the best interests of Carrier and our shareowners. These provisions may also prevent or discourage attempts to remove and replace incumbent directors. See “Description of Carrier Capital Stock—Charter and Bylaw Provisions” and “Description of Carrier Capital Stock—Change of Control.”

In addition, an acquisition or further issuance of our stock could trigger the application of Section 355(e) of the Code, causing the distribution to be taxable to UTC. For a discussion of Section 355(e) of the Code, see “Material U.S. Federal Income Tax Consequences.” Under the tax matters agreement, we would be required to indemnify UTC for the resulting tax, and this indemnity obligation might discourage, delay or prevent a change of control that our shareowners may consider favorable.

Our amended and restated bylaws will designate the state courts within the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our shareowners, which could discourage lawsuits against Carrier and our directors and officers.

Carrier’s amended and restated bylaws will provide that unless Carrier’s Board of Directors otherwise determines, the state courts within the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware) will be the sole and exclusive forum for any derivative action or proceeding brought on behalf of Carrier, any action asserting a claim for or based on a breach of a fiduciary duty owed by any current or former director or officer or other employee of Carrier to Carrier or to Carrier shareowners, including a claim alleging the aiding and abetting of such a breach of fiduciary duty, any action asserting a claim against Carrier or any current or former director or officer or other employee of Carrier arising pursuant to any provision of the DGCL or our amended and restated certificate of incorporation or amended and restated bylaws, any action asserting a claim relating to or involving Carrier governed by the internal affairs doctrine, or any action asserting an “internal corporate claim” as that term is defined in Section 115 of the DGCL.

To the fullest extent permitted by law, this exclusive forum provision will apply to state and federal law claims, including claims under the federal securities laws, including the Securities Act and the Exchange Act, although Carrier shareowners will not be deemed to have waived Carrier’s compliance with the federal securities laws and the rules and regulations thereunder. The enforceability of similar choice of forum provisions in other companies’ organizational documents has been challenged in legal proceedings, and it is possible that, in connection with claims arising under federal securities laws or otherwise, a court could find the exclusive forum provision contained in the amended and restated bylaws to be inapplicable or unenforceable.

This exclusive forum provision may limit the ability of our shareowners to bring a claim in a judicial forum that such shareowners find favorable for disputes with Carrier or our directors or officers, which may discourage such lawsuits against Carrier and our directors and officers. Alternatively, if a court were to find this exclusive forum provision inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings described above, we may incur additional costs associated with resolving such matters in other jurisdictions, which could negatively affect our business, results of operations and financial condition.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This information statement and other materials UTC and Carrier have filed or will file with the SEC contain or incorporate by reference statements which, to the extent they are not statements of historical or present fact, constitute “forward-looking statements” under the securities laws. From time to time, oral or written forward-looking statements may also be included in other information released to the public. These forward-looking statements are intended to provide management’s current expectations or plans for our future operating and financial performance, based on assumptions currently believed to be valid. Forward-looking statements can be identified by the use of words such as “believe,” “expect,” “expectations,” “plans,” “strategy,” “prospects,” “estimate,” “project,” “target,” “anticipate,” “will,” “should,” “see,” “guidance,” “outlook,” “confident” and other words of similar meaning in connection with a discussion of future operating or financial performance or the separation. Forward-looking statements may include, among other things, statements relating to future sales, earnings, cash flow, results of operations, uses of cash, share repurchases, tax rates and other measures of financial performance or potential future plans, strategies or transactions of Carrier, Otis or UTC following UTC’s separation into three independent public companies and/or following completion of the Raytheon merger, the separation, including the expected timing of completion of the separation and estimated costs associated with the separation, the Raytheon merger, including synergies or customer cost savings and the expected timing of the completion of the Raytheon merger, and other statements that are not historical facts. All forward-looking statements involve risks, uncertainties and other factors that may cause actual results to differ materially from those expressed or implied in the forward-looking statements. Such risks, uncertainties and other factors include, without limitation:

•	the effect of economic conditions in the industries and markets in which Carrier and UTC and their respective businesses operate in the U.S. and globally and any changes therein, including financial market conditions, fluctuations in commodity prices, interest rates and foreign currency exchange rates, levels of end market demand in construction, the impact of weather conditions and natural disasters and the financial condition of our customers and suppliers;
•	challenges in the development, production, delivery, support, performance and realization of the anticipated benefits of advanced technologies and new products and services;
•	future levels of indebtedness, including indebtedness that may be incurred in connection with the separation, and capital spending and research and development spending;
•	future availability of credit and factors that may affect such availability, including credit market conditions and our capital structure;
•	the timing and scope of future repurchases of our common stock, which may be suspended at any time due to various factors, including market conditions and the level of other investing activities and uses of cash;
•	delays and disruption in delivery of materials and services from suppliers;
•	cost reduction efforts and restructuring costs and savings and other consequences thereof;
•	new business and investment opportunities;
•	the anticipated benefits of moving away from diversification and balance of operations across product lines, regions and industries;
•	the outcome of legal proceedings, investigations and other contingencies;
•	pension plan assumptions and future contributions;
•	the impact of the negotiation of collective bargaining agreements and labor disputes;
•	the effect of changes in political conditions in the U.S. and other countries in which Carrier and UTC and their respective businesses operate, including the effect of changes in U.S. trade policies or the U.K.’s pending withdrawal from the EU, on general market conditions, global trade policies and currency exchange rates in the near term and beyond;

•	the effect of changes in tax, environmental, regulatory (including among other things import/export) and other laws and regulations in the U.S. and other countries in which Carrier and UTC and their respective businesses operate;
•	the ability of Carrier and UTC to retain and hire key personnel;
•	the scope, nature, impact or timing of the separation and other acquisition and divestiture activity, including among other things integration of acquired businesses into existing businesses and realization of synergies and opportunities for growth and innovation and incurrence of related costs;
•	the expected benefits and timing of the separation, and the risk that conditions to the separation will not be satisfied and/or that the separation will not be completed within the expected time frame, on the expected terms or at all;
•	a determination by the IRS and other tax authorities that the distribution or certain related transactions should be treated as taxable transactions;
•	the possibility that any consents or approvals required in connection with the separation will not be received or obtained within the expected time frame, on the expected terms or at all;
•	expected financing transactions undertaken in connection with the separation and risks associated with the additional indebtedness;
•	the risk that dis-synergy costs, costs of restructuring transactions and other costs incurred in connection with the separation will exceed Carrier’s estimates;
•	risks associated with the transactions contemplated by the Raytheon merger agreement or the announcement or pendency of such transactions, including disruptions to UTC’s or Carrier’s operations and the potential distraction of UTC or Carrier management or employees;
•	UTC’s obligations pursuant to the Raytheon merger agreement to consummate the Carrier distribution and the Otis distribution in accordance with the terms and conditions of the Raytheon merger agreement, including with respect to the timing of the distributions and the requirement that UTC obtain Raytheon’s prior written consent to effect certain changes to the terms of the separation or distributions, and the resulting limitations on UTC’s ability to determine or alter the structure or timing of the internal restructuring, the separation and the distributions or the terms and conditions of the separation agreement or ancillary agreements; and
•	the impact of the separation on Carrier’s business and the risk that the separation may be more difficult, time-consuming or costly than expected, including the impact on Carrier’s resources, systems, procedures and controls, diversion of management’s attention and the impact on relationships with customers, suppliers, employees and other business counterparties.

There can be no assurance that the separation, distribution or any other transaction described above will in fact be consummated in the manner described or at all. The above list of factors is not exhaustive or necessarily in order of importance. For additional information on identifying factors that may cause actual results to vary materially from those stated in forward-looking statements, see the discussions under “Risk Factors.” Any forward-looking statement speaks only as of the date on which it is made, and Carrier assumes no obligation to update or revise such statement, whether as a result of new information, future events or otherwise, except as required by applicable law.

THE SEPARATION AND DISTRIBUTION

Overview

On November 26, 2018, UTC announced its intention to separate the Carrier Business and the Otis Business from UTC’s Aerospace Businesses. The separation will occur through pro rata distributions to UTC shareowners of 100 percent of the shares of common stock of Carrier and 100 percent of the shares of common stock of Otis, which were formed to ultimately hold UTC’s Carrier Business and Otis Business, respectively.

In connection with the Carrier distribution, we expect that:

•	UTC will complete the internal reorganization through which Carrier will become the parent company of the UTC operations comprising, and the entities that will conduct, the Carrier Business;
•	Carrier will incur approximately $[ ] of indebtedness, consisting of a combination of long-term notes and bank term loans; and
•	using a portion of the proceeds from one or more financing transactions before the distribution is completed, Carrier will distribute approximately $[ ] of cash to UTC.

On June 9, 2019, UTC entered into the Raytheon merger agreement, which provides for the combination of the UTC Aerospace Businesses and Raytheon in a merger of equals transaction with Raytheon surviving as a wholly owned subsidiary of UTC. Under the Raytheon merger agreement, UTC has agreed with Raytheon that, subject to the terms and conditions of the Raytheon merger agreement, UTC will consummate the separation and each of the Carrier distribution and the Otis distribution. In addition, the completion of the separation and each of the Carrier distribution and the Otis distribution is a condition to the Raytheon merger pursuant to the Raytheon merger agreement. Accordingly, the Raytheon merger will not be completed unless and until the separation and each of the distributions are completed. The completion of the Raytheon merger is not a condition to the completion of the distributions. Therefore, UTC may complete the distribution even if the conditions to the Raytheon merger under the Raytheon merger agreement have not been satisfied or waived, the Raytheon merger agreement has been terminated or the Raytheon merger will otherwise not be consummated. For additional information, see “Certain Relationships and Related Party Transactions—Raytheon Merger Agreement.”

On [         ], 2020, the UTC Board of Directors approved the distribution of all of Carrier’s issued and outstanding shares of common stock on the basis of [         ] shares of Carrier common stock for every share of UTC common stock held as of the close of business on [         ], 2020, the record date.

At [         ], Eastern Time, on [         ], 2020, the distribution date, each UTC shareowner will receive [         ] shares of Carrier common stock for every share of UTC common stock held at the close of business on the record date, as described below. UTC shareowners will receive cash in lieu of any fractional shares of Carrier common stock that they would have received after application of this ratio. Upon completion of the separation, each UTC shareowner as of the record date will continue to own shares of UTC and will receive a proportionate share of the outstanding common stock of Carrier to be distributed. You will not be required to make any payment, surrender or exchange your UTC common stock or take any other action to receive your shares of Carrier common stock in the distribution. The distribution as described in this information statement is subject to the satisfaction or waiver of certain conditions. For a more detailed description of these conditions, see “—Conditions to the Distribution.” We currently expect the Otis distribution to occur on or around the date of the Carrier distribution, unless otherwise determined by the UTC Board of Directors in its sole and absolute discretion, but subject to UTC’s agreement to consummate each of the Carrier distribution and the Otis distribution as required pursuant to, and subject to the terms and conditions of, the Raytheon merger agreement. Though UTC has agreed pursuant to, and subject to the terms and conditions of the Raytheon merger agreement, that UTC will consummate the separation and each of the Carrier distribution and the Otis distribution, there can be no assurance that the Carrier distribution and the Otis distribution will occur on or around the same date or that either distribution will occur at all.

Reasons for the Separation

The UTC Board of Directors believes that the separation of UTC into three independent, publicly traded companies through the separation of its Carrier Business and Otis Business is in the best interests of UTC and its shareowners for a number of reasons (irrespective of whether or not the Raytheon merger is completed), including:

•	Greater Focus and Enhanced Operational Agility. The separation will permit each company to more effectively focus on pursuing its own distinct operating priorities and strategies for long-term growth and profitability, and will better position the management teams of each company to focus on strengthening its core businesses. Maintaining a sharper focus on its core businesses and growth opportunities will allow each company to respond better and more quickly to developments in its industry and to customer demands. In addition, the separation is expected to enhance operational agility of the separated companies, which will lead to improved operating discipline and help drive better results.
•	Strong Financial Profile of Each Company on a Stand-alone Basis. Each of UTC, Carrier and Otis has established itself as a global leader with the scale to be both self-sufficient and to sustain investment through economic cycles. In addition, each of the companies is expected to have an investment grade credit rating and strong financial characteristics to independently drive growth and investment.
•	Separate Capital Structures and Allocation Flexibility. The separation will permit each company to allocate its financial resources to meet the unique needs of its own businesses, which will allow each company to intensify its focus on its distinct strategic priorities and individual business risk and return profiles. The separation will also allow each company to more flexibly pursue its own distinct capital structure, capital allocation strategy, and capital return policy. In addition, after the separation, the Carrier Business will no longer need to compete within UTC with the UTC Aerospace Businesses and the Otis Business for capital and other corporate resources.
•	Creation of Independent Equity Currencies and Increased Strategic Opportunities. The separation will afford Carrier and Otis the ability to offer their independent equity securities to the capital markets and enable each stand-alone business to use its own industry-focused stock to pursue portfolio enhancing acquisitions or other strategic opportunities that are more closely aligned with each company’s strategic goals and expected growth opportunities.
•	Alignment of Management Incentives with Performance. The separation will allow each company to more effectively recruit, retain and motivate employees through the use of stock-based compensation that more closely reflects and aligns management and employee incentives with specific growth objectives, financial goals and business attributes. Following the separation, recruitment and retention is expected to be enhanced by more consistent talent requirements across the businesses, providing recruiters and applicants with greater clarity and understanding of talent needs and opportunities associated with the core business activities, principles and risks of each company.
•	Broadening of Investor Base. The separation will allow each company to more effectively articulate a clear investment proposition to attract a long-term investor base suited to its businesses, growth profile and capital allocation priorities, and will facilitate each company’s access to capital by providing investors with three distinct investment opportunities. This is expected to attract shareowners with distinct investment preferences.

The UTC Board of Directors also considered a number of potentially negative factors in evaluating the separation, including:

•	Risk of Failure to Achieve Anticipated Benefits of the Separation. UTC, Carrier and Otis may not achieve the anticipated benefits of the separation for a variety of reasons, including, among others: the separation will require significant amounts of management’s time and effort, which may divert management’s attention from operating each company’s business; there may be dis-synergy costs related to the separation, including costs of restructuring transactions and other significant costs; and following the separation, each of UTC, Carrier and Otis may be more susceptible to certain economic and market fluctuations, and other adverse events than if Carrier and Otis were still a part of UTC because each business will be less diversified than UTC prior to the separation.

•	Capital Allocation Efficiency and Flexibility. Following the separation, Carrier and Otis may lose capital allocation efficiency and flexibility, as each company will no longer be able to use cash flow from one of UTC’s other businesses to fund its investments and operations. Additionally, as smaller companies, the cost of capital for each company may be higher than UTC’s cost of capital prior to the separation and each company may not obtain the same credit rating as UTC prior to the separation.
•	Loss of Scale and Increased Administrative Costs. As part of UTC, Carrier and Otis benefit from UTC’s scale in procuring certain goods and services. After the separation, as stand-alone companies, Carrier and Otis may be unable to obtain these goods, services and technologies at prices or on terms as favorable as those UTC obtained prior to the separation. In addition, as part of UTC, Carrier and Otis benefit from certain functions performed by UTC, such as accounting, auditing, tax, legal, human resources, investor relations, risk management, treasury and other general and administrative functions. After the separation, UTC will not perform these functions for Carrier or Otis (other than certain functions that will be provided for a limited time pursuant to the transition services agreement) and, because of Carrier’s and Otis’ smaller scale as stand-alone companies, the cost of performing such functions could be higher than the amounts reflected in Carrier’s or Otis’ historical financial statements, which would cause profitability to decrease.
•	Disruptions and Costs Related to the Separation. The actions required to separate Carrier’s, Otis’ and UTC’s respective businesses could disrupt each company’s operations. In addition, Carrier and Otis will incur substantial costs in connection with the separation and the transition to being a stand-alone public company, which may include tax costs associated with the internal restructuring and costs to separate shared systems, accounting, tax, legal and other professional services costs, recruiting and relocation costs associated with hiring key senior management personnel who are new to Carrier and Otis.
•	Limitations on Strategic Transactions. Under the terms of the tax matters agreement that Carrier and Otis will enter into with UTC, Carrier and Otis will be restricted from taking certain actions that could cause the distribution or certain related transactions to fail to qualify as tax-free transactions under applicable law. These restrictions may limit for a period of time Carrier’s and Otis’ ability to pursue certain strategic transactions and equity issuances or engage in other transactions that might increase the value of their business.
•	Uncertainty Regarding Stock Prices. We cannot predict the effect of the Carrier distribution and the Otis distribution on the trading prices of Carrier, Otis or UTC common stock or know with certainty whether the combined market value of [ ] shares of Carrier common stock, the number of shares of Otis common stock to be distributed per share of UTC common stock in the Otis distribution and one share of UTC common stock will be less than, equal to or greater than the market value of one share of UTC common stock prior to the distributions. Furthermore, there is the risk of volatility in each company’s stock price following the distribution due to sales by certain shareowners whose investment objectives may not be met by each company’s common stock, and it may take time for each company to attract its optimal shareowner base.

In determining to pursue the separation, the UTC Board of Directors concluded that the potential benefits of the separation outweighed the foregoing factors. For additional information, see “Risk Factors.”

Formation of Carrier

Carrier was formed in Delaware on March 15, 2019, for the purpose of ultimately holding UTC’s Carrier Business. As part of the plan to separate the Carrier Business from the remainder of UTC’s businesses, UTC plans to transfer the equity interests of certain entities that are expected to operate the Carrier Business and the assets and liabilities of the Carrier Business to Carrier prior to the distribution. For additional information, see “—Internal Reorganization.”

When and How You Will Receive the Distribution

With the assistance of Computershare, it is expected that UTC will distribute Carrier common stock at [         ], Eastern Time, on [         ], 2020, the distribution date, to all holders of outstanding UTC common stock as of the close of business on [         ], 2020, the record date. Computershare, which currently serves as the transfer agent and registrar for UTC common stock, will serve as the settlement and distribution agent in connection with the distribution and the transfer agent and registrar for Carrier common stock.

If you own UTC common stock as of the close of business on the record date, the Carrier common stock that you are entitled to receive in the distribution will be issued electronically, as of the distribution date, to you in book-entry form or to your bank or brokerage firm on your behalf. If you are a registered shareowner of UTC common stock in book-entry form or as physical share certificates, Computershare will mail you a direct registration account statement that reflects your shares of Carrier common stock. Book-entry form refers to a method of recording share ownership when no physical share certificates are issued to shareowners, as is the case in this distribution. You will not receive physical share certificates for your shares of Carrier common stock.

Most UTC shareowners hold their common stock through a bank or brokerage firm. In such cases, the bank or brokerage firm is said to hold the shares in “street name” and ownership would be recorded on the bank or brokerage firm’s books. If you hold your UTC common stock through a bank or brokerage firm, your bank or brokerage firm will credit your account for the Carrier common stock that you are entitled to receive in the distribution. If you have any questions concerning the mechanics of having shares held in “street name,” please contact your bank or brokerage firm.

If you sell UTC common stock in the “regular-way” market after the record date and on or before the distribution date, you will be selling your right to receive shares of Carrier common stock in the distribution.

Transferability of Shares You Receive

The shares of Carrier common stock that will be distributed in connection with the distribution will be transferable without registration under the Securities Act, except for shares received by persons who may be deemed to be our affiliates. Persons who may be deemed to be our affiliates after the distribution generally include individuals or entities that control, are controlled by or are under common control with us, which may include certain of our executive officers or directors. Securities held by our affiliates will be subject to resale restrictions under the Securities Act. Our affiliates will be permitted to sell shares of our common stock only pursuant to an effective registration statement or an exemption from the registration requirements of the Securities Act, such as the exemption afforded by Rule 144 under the Securities Act.

Number of Shares of Carrier Common Stock You Will Receive

For every share of UTC common stock that you own at the close of business on [         ], 2020, the record date, you will receive [         ] shares of Carrier common stock on the distribution date. UTC will not distribute any fractional shares of Carrier common stock to its shareowners. Instead, if you are a registered holder, Computershare will aggregate fractional shares into whole shares, sell the whole shares in the open market at prevailing market prices and distribute the aggregate cash proceeds (net of discounts and commissions) of the sales pro rata (based on the fractional share such holder would otherwise be entitled to receive) to each holder who otherwise would have been entitled to receive a fractional share in the distribution. If you hold your shares of UTC common stock through a bank or brokerage firm, your bank or brokerage firm will receive, on your behalf, your pro rata share of the net cash proceeds of the sales and will electronically credit your account for your share of such proceeds. Computershare, in its sole discretion, without any influence by UTC or Carrier, will determine when, how, and through which broker-dealer and at what price to sell the whole shares. Any broker-dealer used by Computershare will not be an affiliate of either UTC or Carrier and Computershare is not an affiliate of either UTC or Carrier. Neither Carrier nor UTC will be able to guarantee any minimum sale price in connection with the sale of these shares. Recipients of cash in lieu of fractional shares will not be entitled to any interest on the amounts paid in lieu of fractional shares.

The net cash proceeds of these sales of fractional shares will be taxable for U.S. federal income tax purposes. See “Material U.S. Federal Income Tax Consequences” for an explanation of certain material U.S. federal income tax consequences of the distribution.

Treatment of Equity-Based Compensation

UTC equity-based compensation awards outstanding as of the distribution date are expected to be adjusted as described below; however, the Compensation Committee of the UTC Board of Directors may alter the treatment of awards in any non-U.S. jurisdiction to the extent that it determines such alteration is necessary or appropriate to avoid adverse tax consequences to the award holders. The description below assumes that the Carrier distribution and the Otis distribution occur on the same day. If the Carrier distribution and the Otis distribution do not occur on the same day, then it is expected that the adjustment methodology described below would be appropriately modified by the Compensation Committee of the UTC Board of Directors in a manner that is intended to preserve the aggregate intrinsic value of each award immediately after each of the Carrier distribution and the Otis distribution when compared to the aggregate intrinsic value immediately prior to such distribution (in each case, as calculated based on the applicable stock price measurements specified in the employee matters agreement), subject to rounding.

Because the distribution is expected to be completed prior to the consummation of the Raytheon merger and may occur even if the Raytheon merger agreement is terminated or the Raytheon merger will otherwise not be consummated, the award adjustments described below will occur independent of the Raytheon merger. If the Raytheon merger is consummated, UTC common stock will remain outstanding and UTC will be renamed “Raytheon Technologies Corporation.” Accordingly, following the Raytheon merger, adjusted equity-based compensation awards relating to UTC common stock will continue to relate to UTC common stock, which will trade on the NYSE under the symbol “RTX.”

Vested Stock Appreciation Right Awards

As of the distribution date, each outstanding and vested UTC stock appreciation right (“SAR”) award will be converted into a SAR award relating to shares of UTC common stock, a SAR award relating to shares of Carrier common stock, and a SAR award relating to shares of Otis common stock. The number of shares subject to each SAR award and the exercise price of each SAR award will be adjusted in a manner intended to preserve the aggregate intrinsic value of the original UTC SAR award immediately after the distributions when compared to the aggregate intrinsic value immediately prior to the distributions (in each case, as calculated based on the applicable stock price measurements specified in the employee matters agreement), subject to rounding. Each adjusted SAR award will be subject to the same terms, post-termination exercise rules and other restrictions that applied to the original UTC SAR award immediately before the distributions.

Unvested Stock Appreciation Right Awards

Awards Held by UTC Employees. As of the distribution date, each outstanding and unvested UTC SAR award held by an employee who is employed by UTC or its subsidiaries (other than Carrier and Otis and their respective subsidiaries) immediately prior to the distributions will remain denominated in shares of UTC common stock, although the number of shares subject to the award and the exercise price of the award will be adjusted in a manner intended to preserve the aggregate intrinsic value of the original UTC SAR award immediately after the distributions when compared to the aggregate intrinsic value immediately prior to the distributions (in each case, as calculated based on the applicable stock price measurements specified in the employee matters agreement), subject to rounding. Each adjusted UTC SAR award will be subject to the same terms, vesting conditions, post-termination exercise rules and other restrictions that applied to the original UTC SAR award immediately before the distributions.

Awards Held by Carrier Employees. As of the distribution date, each outstanding and unvested UTC SAR award held by an employee who is employed by Carrier or one of its subsidiaries immediately prior to the distributions will be converted into an award of SARs relating to Carrier common stock, with the number of shares subject to the award and the exercise price of the award to be adjusted in a manner intended to preserve the aggregate intrinsic value of the original UTC SAR award immediately after the distributions when compared to the aggregate intrinsic value immediately prior to the distributions (in each case, as calculated based on the applicable stock price measurements specified in the employee matters agreement), subject to rounding. Each adjusted Carrier SAR award will be subject to the same terms, vesting conditions, post-termination exercise rules and other restrictions that applied to the original UTC SAR award immediately before the distributions.

Awards Held by Otis Employees. As of the distribution date, each outstanding and unvested UTC SAR award held by an employee who is employed by Otis or one of its subsidiaries immediately prior to the distributions will be converted into an award of SARs relating to Otis common stock, with the number of shares subject to the award and the exercise price of the award to be adjusted in a manner intended to preserve the aggregate intrinsic value of the original UTC SAR award immediately after the distributions when compared to the aggregate intrinsic value immediately prior to the distributions (in each case, as calculated based on the applicable stock price measurements specified in the employee matters agreement), subject to rounding. Each adjusted Otis SAR award will be subject to the same terms, vesting conditions, post-termination exercise rules and other restrictions that applied to the original UTC SAR award immediately before the distributions.

Vested Stock Option Awards

As of the distribution date, each outstanding and vested UTC stock option award will be converted into a stock option award denominated in shares of UTC common stock, a stock option award denominated in shares of Carrier common stock and a stock option award denominated in shares of Otis common stock. The number of shares subject to each option award and the exercise price of each option award will be adjusted in a manner intended to preserve the aggregate intrinsic value of the original UTC stock option award immediately after the distributions when compared to the aggregate intrinsic value immediately prior to the distributions (in each case, as calculated based on the applicable stock price measurements specified in the employee matters agreement), subject to rounding. Each adjusted stock option award will be subject to the same terms, post-termination exercise rules and other restrictions that applied to the original UTC stock option award immediately before the distributions.

Unvested Stock Option Awards

Awards Held by UTC Employees. As of the distribution date, each outstanding and unvested UTC stock option award held by an employee who is employed by UTC and its subsidiaries (other than Carrier and Otis and their respective subsidiaries) immediately prior to the distributions will remain denominated in shares of UTC common stock, although the number of shares subject to the award and the exercise price of the award will be adjusted in a manner intended to preserve the aggregate intrinsic value of the original UTC stock option award immediately after the distributions when compared to the aggregate intrinsic value immediately prior to the distributions (in each case, as calculated based on the applicable stock price measurements specified in the employee matters agreement), subject to rounding. Each adjusted UTC stock option award will be subject to the same terms, vesting conditions, post-termination exercise rules and other restrictions that applied to the original UTC stock option award immediately before the distributions.

Awards Held by Carrier Employees. As of the distribution date, each outstanding and unvested UTC stock option award held by an employee who is employed by Carrier or one of its subsidiaries immediately prior to the distributions will be converted into a stock option award denominated in shares of Carrier common stock, with the number of shares subject to the award and the exercise price of the award to be adjusted in a manner intended to preserve the aggregate intrinsic value of the original UTC stock option award immediately after the distributions when compared to the aggregate intrinsic value immediately prior to the distributions (in each case, as calculated based on the applicable stock price measurements specified in the employee matters agreement), subject to rounding. Each adjusted Carrier stock option award will be subject to the same terms, vesting conditions, post-termination exercise rules and other restrictions that applied to the original UTC stock option award immediately before the distributions.

Awards Held by Otis Employees. As of the distribution date, each outstanding and unvested UTC stock option award held by an employee who is employed by Otis or one of its subsidiaries immediately prior to the distributions will be converted into a stock option award denominated in shares of Otis common stock, with the number of shares subject to the award and the exercise price of the award to be adjusted in a manner intended to preserve the aggregate intrinsic value of the original UTC stock option award immediately after the distributions when compared to the aggregate intrinsic value immediately prior to the distributions (in each case, as calculated based on the applicable stock price measurements specified in the employee matters agreement), subject to rounding. Each adjusted Otis stock option award will be subject to the same terms, vesting conditions, post-termination exercise rules and other restrictions that applied to the original UTC stock option award immediately before the distributions.

Performance Share Unit Awards and Restricted Stock Unit Awards

Conversion of Certain Performance Share Unit Awards into Restricted Stock Unit Awards. Effective as of immediately prior to the distribution date, the level of achievement of the performance goals applicable to outstanding UTC performance share unit awards (other than performance share unit awards with performance goals relating exclusively to the Carrier Business or the Otis Business) will be determined by the Compensation Committee of the UTC Board of Directors and such performance share unit awards will be converted into restricted stock unit awards, which will be subject only to time-based vesting conditions. UTC performance share unit awards with performance goals relating exclusively to the Carrier Business or the Otis Business will remain subject to such performance goals and will continue to constitute performance share unit awards after the adjustments contemplated below.

Awards Held by UTC Employees and Former UTC Employees. As of the distribution date, each outstanding UTC restricted stock unit award (including each such award that was originally granted as a performance share unit award that was subject to vesting based on UTC performance) held by an employee who is employed by UTC and its subsidiaries (other than Carrier and Otis and their respective subsidiaries) immediately prior to the distributions or a former employee whose last employment was not with Carrier or Otis will remain denominated in shares of UTC common stock, although the number of shares subject to the award will be adjusted in a manner intended to preserve the aggregate intrinsic value of the original UTC restricted stock unit award immediately after the distributions when compared to the aggregate intrinsic value immediately prior to the distributions (in each case, as calculated based on the applicable stock price measurements specified in the employee matters agreement), subject to rounding. Each adjusted UTC restricted stock unit award will be subject to the same terms, vesting conditions and other restrictions that applied to the original UTC restricted stock unit award immediately before the distributions.

Awards Held by Carrier Employees and Former Carrier Employees. As of the distribution date, each outstanding UTC restricted stock unit award (including each such award that was originally granted as a performance share unit award that was subject to vesting based on UTC performance) and each outstanding performance share unit award held by an employee who is employed by Carrier or one of its subsidiaries immediately prior to the distributions or a former employee who was last employed by Carrier or one of its subsidiaries will be converted into an award of restricted stock units or performance share units, respectively, relating to Carrier common stock, with the number of shares subject to the award to be adjusted in a manner intended to preserve the aggregate intrinsic value of the original UTC award immediately after the distributions when compared to the aggregate intrinsic value immediately prior to the distributions (in each case, as calculated based on the applicable stock price measurements specified in the employee matters agreement), subject to rounding. Each adjusted Carrier restricted stock unit award and each adjusted Carrier performance share unit award will be subject to the same terms, vesting conditions and other restrictions that applied to the original UTC award immediately before the distributions.

Awards Held by Otis Employees and Former Otis Employees. As of the distribution date, each outstanding UTC restricted stock unit award (including each such award that was originally granted as a performance share unit award that was subject to vesting based on UTC performance) and each outstanding performance share unit award held by an employee who is employed by Otis or one of its subsidiaries immediately prior to the distributions or a former employee who was last employed by Otis or one of its subsidiaries will be converted into an award of restricted stock units or performance share units, respectively, relating to Otis common stock, with the number of shares subject to the award to be adjusted in a manner intended to preserve the aggregate intrinsic value of the original UTC award immediately after the distributions when compared to the aggregate intrinsic value immediately prior to the distributions (in each case, as calculated based on the applicable stock price measurements specified in the employee matters agreement), subject to rounding. Each adjusted Otis restricted stock unit award and each adjusted Otis performance share unit award will be subject to the same terms, vesting conditions and other restrictions that applied to the original UTC award immediately before the distributions.

Vested Director Deferred Stock Unit Awards and Vested Director Deferred Restricted Stock Unit Awards

As of the distribution date, each outstanding and vested UTC deferred stock unit award and vested, deferred UTC restricted stock unit award held by a current or former director of UTC will be converted into an award of deferred stock units or deferred restricted stock units, as applicable, relating to shares of UTC common stock, an award of deferred stock units or deferred restricted stock units, as applicable, relating to shares of Carrier common stock and an award of deferred stock units or deferred restricted stock units, as applicable, relating to shares of Otis common stock. The number of shares subject to each deferred stock unit award or deferred restricted stock unit award, as applicable, will be adjusted in a manner intended to preserve the aggregate intrinsic value of the original UTC deferred stock unit award or deferred restricted stock unit award, as applicable, immediately after the distributions when compared to the aggregate intrinsic value immediately prior to the distributions (in each case, as calculated based on the applicable stock price measurements specified in the employee matters agreement), subject to rounding. UTC will retain the liability for adjusted deferred stock unit awards and deferred restricted stock unit awards held by each current director who will serve as a director of UTC after the distributions and each former director, and Carrier or Otis, as applicable, will assume the liability for adjusted deferred stock unit awards and deferred restricted stock unit awards held by each director who will serve as a director of Carrier or Otis after the distributions. The adjusted deferred stock unit awards and deferred restricted stock unit awards will be subject to the same terms, payment timing rules and other restrictions that applied to the original UTC deferred stock unit awards or deferred restricted stock unit awards, as applicable, immediately before the distributions, except that (1) for each director who will serve as a director of UTC after the distributions, the adjusted deferred stock unit awards and deferred restricted stock unit awards relating to shares of Carrier common stock and shares of Otis common stock will be cash-settled, (2) for each director who will serve as a director of Carrier after the distributions, the adjusted deferred stock unit awards and adjusted deferred restricted stock unit awards relating to shares of UTC common stock and Otis common stock will be cash-settled and (3) for each director who will serve as a director of Otis after the distributions, the adjusted deferred stock unit awards and deferred restricted stock unit awards relating to shares of UTC common stock and Carrier common stock will be cash-settled.

Unvested Director Deferred Restricted Stock Unit Awards

Awards Held by UTC Directors. As of the distribution date, each outstanding and unvested UTC restricted stock unit award held by a director of UTC who will serve as a director of UTC after the distributions (whether or not such person will also serve as a director of Carrier or Otis) will remain denominated in shares of UTC common stock, although the number of shares subject to the award will be adjusted in a manner intended to preserve the aggregate intrinsic value of the original UTC restricted stock unit award immediately after the distributions when compared to the aggregate intrinsic value immediately prior to the distributions (in each case, as calculated based on the applicable stock price measurements specified in the employee matters agreement), subject to rounding. Each adjusted UTC restricted stock unit award will be subject to the same terms, vesting conditions and other restrictions that applied to the original UTC restricted stock unit award immediately before the distributions.

Awards Held by Carrier Directors. As of the distribution date, each outstanding and unvested UTC restricted stock unit award held by a director of UTC who will serve as a director of Carrier (and not as a director of UTC) after the distributions will be converted into a restricted stock unit award relating to shares of Carrier common stock, with the number of shares subject to the award to be adjusted in a manner intended to preserve the aggregate intrinsic value of the original UTC restricted stock unit award immediately after the distributions when compared to the aggregate intrinsic value immediately prior to the distributions (in each case, as calculated based on the applicable stock price measurements specified in the employee matters agreement), subject to rounding. Each adjusted Carrier restricted stock unit award will be subject to the same terms, vesting conditions and other restrictions that applied to the original UTC restricted stock unit award immediately before the distributions.

Awards Held by Otis Directors. As of the distribution date, each outstanding and unvested UTC restricted stock unit award held by a director of UTC who will serve as a director of Otis (and not as a director of UTC) after the distributions will be converted into a restricted stock unit award relating to shares of Otis common stock, with the number of shares subject to the award to be adjusted in a manner intended to preserve the aggregate intrinsic value of the original UTC restricted stock unit award immediately after the distributions when compared to the aggregate intrinsic value immediately prior to the distributions (in each case, as calculated based on the applicable stock price measurements specified in the employee matters agreement), subject to rounding. Each adjusted Otis restricted stock unit award will be subject to the same terms, vesting conditions and other restrictions that applied to the original UTC restricted stock unit award immediately before the distributions.

Internal Reorganization

As part of the separation, and prior to the Carrier distribution and the Otis distribution, it is expected that UTC will complete an internal reorganization in order to transfer: (1) the Carrier Business to Carrier, which Carrier will hold following the separation; and (2) the Otis Business to Otis, which Otis will hold following the separation. Among other things and subject to limited exceptions, the internal reorganization is expected to result in Carrier and Otis owning, directly or indirectly, the operations comprising, and the entities that conduct, the Carrier Business and the Otis Business, respectively.

The internal reorganization is expected to include various restructuring transactions pursuant to which (1) the operations, assets and liabilities of UTC used to conduct the Carrier Business and the Otis Business will be separated from the operations, assets and liabilities of UTC used to conduct the UTC Aerospace Businesses,

(2) such Carrier Business operations, assets and liabilities will be contributed, transferred or otherwise allocated to Carrier or one of its direct or indirect subsidiaries and (3) such Otis Business operations, assets and liabilities will be contributed, transferred or otherwise allocated to Otis or one of its direct or indirect subsidiaries. These restructuring transactions may take the form of asset or equity transfers, mergers, demergers, distributions, contributions and similar transactions, and will involve the formation of new subsidiaries in U.S. and non-U.S. jurisdictions to own and operate the Carrier Business, the Otis Business or the UTC Aerospace Businesses in such jurisdictions.

Following the completion of the internal reorganization and immediately prior to the distribution: (1) Carrier will be the parent company of the entities and assets that are expected to conduct the Carrier Business; (2) Otis will be the parent company of the entities and assets that are expected to conduct the Otis Business; and (3) UTC will remain the parent company of the entities and assets that are expected to conduct the UTC Aerospace Businesses.

Results of the Distribution

After the distribution, Carrier will be an independent, publicly traded company. The actual number of shares to be distributed will be determined at the close of business on [         ], 2020, the record date, and will reflect any exercise of UTC options that occurs, and any settlement of performance share unit awards or restricted stock unit awards initiated, between the date the UTC Board of Directors declares the distribution and the record date. The distribution will not affect the number of outstanding shares of UTC common stock or any rights of UTC shareowners. UTC will not distribute any fractional shares of Carrier common stock.

Carrier will enter into a separation agreement and other related agreements with UTC and Otis to effect the separation and to provide a framework for our relationship with UTC and Otis after the separation, and will enter into certain other agreements, including a transition services agreement, a tax matters agreement, an employee matters agreement and an intellectual property agreement. These agreements will allocate among Carrier, Otis and UTC the assets, employees, liabilities and obligations (including, among others, investments, property and employee benefits and tax-related assets and liabilities) of UTC and its subsidiaries attributable to periods prior to, at and after Carrier’s and Otis’ separation from UTC, provide for certain services to be delivered on a transitional basis and govern the relationship among Carrier, Otis and UTC following the separation. These agreements will not be impacted by the completion of the Raytheon merger. For additional information regarding the separation agreement and other transaction agreements, see “Risk Factors—Risks Related to the Distribution” and “Certain Relationships and Related Party Transactions.”

Market for Carrier Common Stock

There is currently no public trading market for Carrier common stock. Carrier intends to apply to list its common stock on the NYSE under the symbol “[         ].” Carrier has not and will not set the initial price of its common stock. The initial price will be established by the public markets.

We cannot predict the price at which Carrier common stock will trade after the distribution. In fact, the combined trading prices, after the Carrier distribution and the Otis distribution, of [         ] shares of Carrier common stock, the number of shares of Otis common stock to be distributed per share of UTC common stock in the Otis distribution and one share of UTC common stock, may not equal the “regular-way” trading price of one share of UTC common stock immediately prior to the distributions. The price at which Carrier common stock trades may fluctuate significantly, particularly until an orderly public market develops. Trading prices for Carrier common stock will be determined in the public markets and may be influenced by many factors. See “Risk Factors—Risks Related to Our Common Stock.”

Incurrence of Debt

Carrier expects to complete one or more financing transactions before the distribution is completed, with approximately $[         ] of the proceeds of such financings expected to be used to distribute cash to UTC. As a result of such transactions, Carrier anticipates having approximately $[         ] of indebtedness upon completion of the distribution. On the distribution date, Carrier anticipates that the debt will consist of a combination of long-term notes and bank term loans. For more information, see “Description of Material Indebtedness.”

Trading Between the Record Date and Distribution Date

Beginning on or shortly before the record date and continuing up to and including through the distribution date, it is expected that there will be two markets in UTC common stock: a “regular-way” market and an “ex-distribution” market. UTC common stock that trades on the “regular-way” market will trade with an entitlement to Carrier common stock distributed in the distribution. UTC common stock that trades on the “ex-distribution” market will trade without an entitlement to Carrier common stock distributed in the distribution. Therefore, if you sell shares of UTC common stock in the “regular-way” market up to and including through the distribution date, you will be selling your right to receive shares of Carrier common stock in the distribution. If you own UTC common stock at the close of business on the record date and sell those shares on the “ex-distribution” market up to and including through the distribution date, you will receive the shares of Carrier common stock that you are entitled to receive pursuant to your ownership of shares of UTC common stock as of the record date.

Furthermore, beginning on or shortly before the record date and continuing up to and including the distribution date, Carrier expects that there will be a “when-issued” market in its common stock. “When-issued” trading refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. The “when-issued” trading market will be a market for Carrier common stock that will be distributed to holders of UTC common stock on the distribution date. If you owned UTC common stock at the close of business on the record date, you would be entitled to Carrier common stock distributed pursuant to the distribution. You may trade this entitlement to shares of Carrier common stock, without trading the UTC common stock you own, on the “when-issued” market. On the first trading day after the distribution is completed, “when-issued” trading with respect to Carrier common stock will end, and “regular-way” trading with respect to Carrier common stock will begin.

Conditions to the Distribution

The distribution will be effective at [         ], Eastern Time, on [         ], 2020, which is the distribution date, provided that the conditions set forth in the separation agreement have been satisfied (or waived by UTC in its sole and absolute discretion), subject to UTC’s agreement to consummate the distribution pursuant to, and subject to the terms and conditions of, the Raytheon merger agreement. The conditions set forth in the separation agreement include, among others:

•	the SEC declaring effective the registration statement of which this information statement forms a part and such registration statement not being the subject of any stop order or any legal, administrative, arbitral or other action, suit, investigation, proceeding, indictment or litigation by the SEC seeking a stop order;
•	this information statement having been made available to UTC shareowners;
•	the receipt by UTC and continuing validity of (1) an IRS ruling satisfactory to the UTC Board of Directors and (2) an opinion of outside counsel, satisfactory to the UTC Board of Directors, regarding the qualification of certain elements of the distribution under Section 355 of the Code;
•	the internal reorganization having been completed and the transfer of assets and liabilities of the Carrier Business from UTC and its affiliates to Carrier and its affiliates and the Otis Business from UTC and its affiliates to Otis and its affiliates, and the transfer of assets and liabilities of the UTC Aerospace Businesses from Carrier and its affiliates and Otis and its affiliates to UTC and its affiliates (other than Otis, Carrier and their respective affiliates), as set forth in the separation agreement, having been completed in all material respects;
•	the receipt by the UTC Board of Directors of one or more opinions (which have not been withdrawn or adversely modified) in customary form from one or more nationally recognized valuation or accounting firms or investment banks as to (1) the adequacy of surplus under Delaware law with respect to Carrier to effect the distribution from Carrier to UTC of certain proceeds from the financing arrangements described under “Description of Material Indebtedness” prior to the effective time of the distribution, and with respect to UTC to effect the distribution, and (2) the solvency of each of UTC and Carrier after the completion of the distribution;

•	all actions or filings necessary or appropriate under applicable U.S. federal, state or other securities or blue sky laws and the rules and regulations thereunder having been taken and, where applicable, having become effective or been accepted by the applicable governmental entity;
•	the execution of the transition services agreement, the tax matters agreement, the employee matters agreement and the intellectual property agreement contemplated by the separation agreement;
•	no governmental entity of competent jurisdiction having issued or entered any injunction or other decree, order, judgment, writ, stipulation, award or temporary restraining order, and no applicable law having been enacted or promulgated, in each case that (whether temporary or permanent) has the effect of enjoining or otherwise prohibiting the consummation of the separation, the distribution or any of the related transactions;
•	the shares of Carrier common stock to be distributed having been approved for listing on the NYSE, subject to official notice of distribution;
•	UTC having received certain proceeds from the financing arrangements described under “Description of Material Indebtedness” and being satisfied in its sole and absolute discretion that it will have no liability under such arrangements as of the effective time of the distribution; and
•	no other event or development existing or having occurred that, in the judgment of UTC’s Board of Directors, in its sole and absolute discretion, makes it inadvisable to effect the separation, the distribution and the other related transactions.

Until the distribution occurs, UTC will have the discretion to determine (and change) the terms of the distribution and to determine the record date, the distribution date and the distribution ratio; however, any such determination or change will be subject to UTC’s obligations to complete the separation and each of the Carrier distribution and the Otis distribution in accordance with the terms and conditions of the Raytheon merger agreement (including, with respect to certain changes, the requirement that UTC obtain Raytheon’s prior written consent).

UTC may waive any of the conditions to the distribution. UTC can decline at any time to go forward with the distribution, may go forward with the Carrier distribution even if the Otis distribution does not occur or may go forward with the Otis distribution even if the Carrier distribution does not occur. However, under the Raytheon merger agreement, UTC has agreed with Raytheon that, subject to the terms and conditions of the Raytheon merger agreement, UTC will consummate the separation and each of the Carrier distribution and the Otis distribution. In addition, the completion of the separation and each of the Carrier distribution and the Otis distribution is a condition to the Raytheon merger pursuant to the Raytheon merger agreement. Accordingly, the Raytheon merger will not be completed unless and until the separation and each of the distributions are completed. The completion of the Raytheon merger is not a condition to the completion of the distributions. Therefore, UTC may complete the distribution even if the conditions to the Raytheon merger under the Raytheon merger agreement have not been satisfied or waived, the Raytheon merger agreement has been terminated or the Raytheon merger will otherwise not be consummated.

UTC does not intend to notify its shareowners of any modifications to the terms of the separation or distribution that, in the judgment of its Board of Directors, are not material. For example, the UTC Board of Directors might consider material such matters as significant changes to the distribution ratio and the assets to be contributed or the liabilities to be assumed in the separation. To the extent that the UTC Board of Directors determines that any modifications by UTC materially change the material terms of the distribution, UTC will notify UTC shareowners in a manner reasonably calculated to inform them about the modification as may be required by law, by, for example, publishing a press release, filing a current report on Form 8-K or circulating a supplement to this information statement.

DIVIDEND POLICY

Following the distribution, we expect that Carrier will initially pay a cash dividend on a quarterly basis at an annual rate of $[         ] per share. However, the timing, declaration, amount of, and payment of any dividends will be within the discretion of Carrier’s Board of Directors and will depend upon many factors, including our financial condition, earnings, capital requirements of our operating subsidiaries, covenants associated with certain of our debt service obligations, legal requirements, regulatory constraints, industry practice, ability to access capital markets, and other factors deemed relevant by Carrier’s Board of Directors. Moreover, if as expected we determine to initially pay a dividend following the distribution, there can be no assurance that we will continue to pay dividends in the same amounts or at all thereafter.

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2019, on a historical basis and on a pro forma basis to give effect to the pro forma adjustments included in the unaudited pro forma combined financial information included elsewhere in this information statement. The information below is not necessarily indicative of what our capitalization would have been had the separation, distribution and related financing transactions been completed as of December 31, 2019. In addition, it is not indicative of our future capitalization and may not reflect the capitalization or financial condition that would have resulted had we operated as a stand-alone public company as of the applicable dates presented. This table should be read in conjunction with “Unaudited Pro Forma Combined Financial Information,” “Selected Historical Combined Financial Data of Carrier,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the combined financial statements and notes included in the “Index to Combined Financial Statements” section of this information statement.

December 31, 2019
(dollars in millions)	Actual	Pro Forma
Cash
Cash and cash equivalents	$	$

Capitalization:

Debt Outstanding
Short-term borrowings	$	$
Long-term debt
Total Indebtedness

Equity
Common stock, par value $0.01	$	$
Additional paid-in capital
UTC net investment
Accumulated other comprehensive loss
Total UTC Net Investment
Noncontrolling interests
Total Equity
Total Capitalization	$	$

Carrier has not yet finalized its post-distribution capitalization. Pro forma financial information reflecting Carrier’s post-distribution capitalization will be included in an amendment to this information statement.

SELECTED HISTORICAL COMBINED FINANCIAL DATA OF CARRIER

The following selected historical combined financial data reflects the combined operations of Carrier. The historical combined statements of operations data for the years ended December 31, 2018 and December 31, 2017 and the related historical combined balance sheet data as of December 31, 2018 and December 31, 2017 have been derived from Carrier’s audited combined financial statements and the notes thereto, which are included elsewhere in this information statement. The selected unaudited historical combined financial data as of, and for each of, the years ended December 31, 2016 and December 31, 2015 have been derived from our underlying financial records, which were derived from the financial records of UTC. In management’s opinion, the unaudited combined financial statements have been prepared on substantially the same basis as the audited combined financial statements and include all adjustments, consisting only of ordinary recurring adjustments, necessary for a fair presentation of the selected historical combined financial data for the periods presented.

Our audited historical combined financial statements include certain expenses of UTC that were allocated to us for certain functions, including general corporate expenses related to finance, legal, insurance, compliance, employee benefits and incentives, information technology and human resources services. These expenses have been allocated to us on the basis of direct usage when identifiable, with the remainder allocated on a pro rata basis with UTC and Otis of net sales, headcount or other measures when applicable. We believe the basis on which the expenses have been allocated are a reasonable reflection of the utilization of services provided to or the benefit received by us during the periods presented. Nevertheless, such allocations may not represent the actual expenses that we may have incurred if Carrier had been an independent public company during the periods or at the dates presented. As such, the combined financial statements do not necessarily reflect what our financial condition and results of operations would have been had Carrier operated as an independent public company during the periods or at the dates presented.

The selected historical financial data below are not necessarily indicative of the results of operations or financial condition that may be expected for any future period or date. This information is only a summary and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the combined financial statements and the notes thereto included elsewhere in this information statement.

(dollars in millions)	2019	2018	2017	2016 (Unaudited)	2015 (Unaudited)
For The Year
Net sales	$	$18,914	$17,814	$16,853	$16,709
Research and development		400	364	351	325
Restructuring costs		80	111	65	108
Operating profit(1)		3,637	3,030	2,760	2,563
Net income(2)		2,769	1,267	1,900	1,837
Net income attributable to Carrier Global Corporation		2,734	1,227	1,854	1,782
Capital expenditures	$	263	326	340	261
(1)	2018 operating profit includes a $799 million pre-tax gain on the sale of the Taylor business and 2017 net income includes a $379 million pre-tax gain on the sale of our investment in Watsco, Inc.
(2)	2018 net income includes a charge of $102 million related to future non-U.S. taxes associated with anticipated future repatriation of non-U.S. earnings and 2017 net income includes unfavorable net tax charges of approximately $799 million related to U.S. tax reform legislation enacted in December 2017.
(dollars in millions)	2019	2018	2017	2016 (Unaudited)	2015 (Unaudited)
At Year End
Working capital(3)	$	$1,643	$1,750	$1,693	$1,749
Total assets		21,737	21,985	20,981	20,693
Total liabilities		7,468	7,201	5,844	5,745
Number of employees		54,384	54,998	56,475	55,058
(3)	Working capital is defined as current assets less current liabilities.

UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

The unaudited pro forma combined financial information presented below has been derived from our audited historical combined financial statements included in this information statement. While the historical combined financial statements reflect the past financial results of the Carrier Business, this pro forma information gives effect to the separation of that business into an independent, publicly traded company. The pro forma adjustments to reflect the separation and distribution include:

•	the separation of the assets (including the equity interests of certain subsidiaries) and liabilities related to UTC’s Carrier Business from UTC and the transfer of those assets (including the equity interests of certain subsidiaries) and liabilities to Carrier;
•	the distribution of 100 percent of our issued and outstanding common stock by UTC in connection with the separation;
•	the effect of our anticipated post-separation capital structure, including the incurrence of indebtedness of approximately $[ ] and the distribution of approximately $[ ] of cash to UTC; and
•	the impact of the separation, distribution and related transactions contemplated by the separation agreement, the transition services agreement, the tax matters agreement, the employee matters agreement and the intellectual property agreement among us, Otis and UTC, and the provisions contained therein.

We currently estimate that the one-time separation costs we will incur, consisting primarily of employee-related costs such as recruitment and relocation expenses, costs to establish certain stand-alone functions and information technology systems, professional services fees and other transaction-related costs during our transition to being a stand-alone public company, will range from approximately $[         ] to $[         ]. We have not adjusted the accompanying unaudited pro forma combined financial information for these estimated separation costs as the costs are not expected to have an ongoing effect on our operating results.

The pro forma adjustments are based on the available information and assumptions our management believes are reasonable; however, such adjustments are subject to change as the costs of operating as a stand-alone company are determined. In addition, such adjustments are estimates and may not prove to be accurate. The unaudited pro forma combined financial information has been derived from the historical combined financial statements included in this information statement and includes certain adjustments to give effect to events that are (1) directly attributable to the separation, distribution and related transactions, (2) factually supportable and (3) with respect to the statements of operations, expected to have a continuing impact on the combined results of the operations of Carrier.

The Unaudited Pro Forma Combined Statement of Operations for the year ended December 31, 2019 has been prepared as though the distribution occurred on January 1, 2019. The Unaudited Pro Forma Combined Balance Sheet as of December 31, 2019 has been prepared as though the distribution occurred on December 31, 2019. The unaudited pro forma combined financial information, which was prepared in accordance with Article 11 of Regulation S-X, is for illustrative purposes only, and does not reflect what our financial position and results of operations would have been had the distribution occurred on the date indicated and is not necessarily indicative of our future financial position and future results of operations. One-time transaction-related costs incurred prior to, or concurrent with, the expected distribution are not included in the pro forma statement of operations. Carrier will incur certain nonrecurring third-party costs related to the separation, distribution and related transactions. Such nonrecurring amounts will include financial advisory, information technology, legal, accounting, consulting and other professional advisory fees and other transaction-related costs that will not be capitalized. The pro forma statement of operations does not reflect these nonrecurring expenses. Liabilities associated with such one-time transaction-related costs, however, are accrued and reflected on the “Unaudited Pro Forma Combined Balance Sheet.”

The unaudited pro forma combined financial information should be read in conjunction with our audited historical combined financial statements, “Capitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this information statement. The unaudited pro forma combined financial information constitutes forward-looking information and is subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated. See “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” included elsewhere in this information statement.

Unaudited Pro Forma Combined Statement of Operations
For the Year Ended December 31, 2019

Dollars in millions, except per share amounts	Historical	Pro Forma Adjustments (Note 2)		Pro Forma Year Ended December 31, 2019
Net sales:
Product sales	$	$		$
Service sales

Costs and expenses:
Cost of products sold
Cost of services sold
Research and development
Selling, general and administrative
Transaction costs			(A)

Equity method investment net earnings
Other income (expense), net
Operating profit:
Non-service pension (benefit) cost
Interest expense (income), net			(G), (H)
Income (loss) from operations before income taxes:
Income tax expense (benefit)			(C)
Net income (loss)	$	$		$
Less: Noncontrolling interest in subsidiaries’ earnings
Net income (loss) attributable to Carrier	$	$		$

Earnings per common share
Basic			(D)
Diluted			(E)
Weighted average common shares outstanding
Basic			(D)
Diluted			(E)

See accompanying notes to the Unaudited Pro Forma Combined Financial Statements.

Unaudited Pro Forma Combined Balance Sheet
As of December 31, 2019

Dollars in millions	Historical	Pro Forma Adjustments (Note 2)		Pro Forma Year Ended December 31, 2019
ASSETS
Cash and cash equivalents	$	$	(F)	$
Accounts receivable, net
Contract assets, current
Inventories and contracts in progress, net
Other assets, current
Total Current Assets
Future income tax benefits			(C)
Fixed assets, net
Operating lease right-of-use assets
Intangible assets, net
Goodwill
Pension and postretirement assets
Equity method investments
Other assets			(G)
Total Assets	$	$		$

LIABILITIES AND EQUITY
Short-term borrowings	$	$	(F)	$
Accounts payable
Accrued liabilities
Contract liabilities, current
Long-term debt currently due			(F)
Total Current Liabilities
Long-term debt			(F)
Operating lease liabilities
Future pension and postretirement benefit obligations
Future income tax obligations			(C)
Other long-term liabilities
Total Liabilities
Commitments and contingent liabilities
Equity:
Common stock, par value $0.01			(B)
Additional paid-in capital			(B)
UTC Net Investment			(B)
Accumulated other comprehensive income (loss)
Total UTC Net Investment
Noncontrolling interest
Total Equity
Total Liabilities and Equity	$	$		$

See accompanying notes to the Unaudited Pro Forma Combined Financial Statements.

NOTES TO THE UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

Note 1: Basis of Presentation

The accompanying unaudited pro forma combined financial statements were prepared in accordance with Article 11 of Regulation S-X of the SEC and present the pro forma statement of operations and pro forma balance sheet based on the audited historical combined financial statements included in this information statement, after giving effect to the separation, distribution and other related adjustments. The audited historical combined financial statements of Carrier have been adjusted in the accompanying pro forma financial statements to give effect to pro forma events that are: (1) directly attributable to the separation, distribution and related transactions, (2) factually supportable, and (3) with respect to the statement of operations, expected to have a continuing impact on the combined results of operations of Carrier.

The accompanying unaudited pro forma combined financial statements are presented for illustrative purposes only and do not purport to be indicative of the actual results that would have been achieved by Carrier if the separation, distribution and related transactions had been consummated for the period presented or that will be achieved in the future.

In addition, for the period presented in the unaudited pro forma combined financial statements, the operations of Carrier were conducted and accounted for as part of UTC. The audited historical combined financial statements and unaudited pro forma combined financial statements of Carrier have been derived from UTC’s historical accounting records and reflected certain allocations of expenses. All of the allocations and estimates in such financial statements are based on assumptions that management believes are reasonable. The unaudited pro forma combined financial statements of Carrier do not necessarily represent the financial position or results of operations of Carrier had it been operated as a stand-alone company during the period or at the date presented.

As a stand-alone public company, we expect to incur incremental recurring costs. The significant assumptions involved in determining our estimates of recurring costs of being a stand-alone public company include:

•	costs to perform financial reporting and regulatory compliance, and costs associated with accounting, auditing, tax, legal, human resources, investor relations, risk management, treasury and other general and administrative related functions;
•	compensation including equity-based awards, and benefits with respect to new and existing positions;
•	insurance premiums;
•	changes in our overall facility costs;
•	depreciation and amortization related to information technology infrastructure investments; and
•	the type and level of other costs expected to be incurred.

No pro forma adjustments have been made to our financial statements to reflect the additional costs and expenses described above because they are projected amounts based on estimates and would not be factually supportable. Our preliminary estimates of these additional recurring costs expected to be incurred annually are approximately $[    ] to $[    ] greater than the expenses historically allocated to us from UTC, and primarily relate to Selling, general and administrative expenses.

We currently estimate that we will incur between $[         ] and $[         ] in costs associated with becoming a stand-alone public company. The accompanying unaudited pro forma combined financial statements are not adjusted for these estimated expenses as they are also projected amounts based on estimates, would not be factually supportable and are not expected to have an ongoing effect on our operating results. These expenses primarily relate to the following:

•	accounting, tax and other professional costs pertaining to the separation and our establishment as a stand-alone public company;
•	facility relocation costs;
•	recruiting and relocation costs associated with hiring key senior management personnel new to our company;
•	costs to separate information systems; and
•	costs of retention bonuses.

Note 2: Pro Forma Adjustments

(A) Reflects (1) the removal of transaction costs directly related to the distribution that were incurred during the historical period and are not expected to have a continuing impact on the operating results following the consummation of the distribution and (2) the accrual of the liabilities associated with such one-time transaction-related costs, which have been included on the unaudited pro forma combined balance sheet.

(B) Represents the reclassification of UTC’s net investment in Carrier, which was recorded in [         ], into additional paid-in capital and common stock to reflect the number of shares of Carrier’s common stock expected to be outstanding at the distribution date. We have assumed the number of outstanding shares of common stock based on the number of UTC common shares outstanding at December 31, 2019 and an assumed distribution ratio of [         ] shares of Carrier common stock for each share of UTC common stock.

(C) Represents the income tax impact of the pro forma adjustments, using an estimated blended global statutory tax rate of Carrier of [         ] percent for the year ended December 31, 2019. The provision for income taxes reflected in our audited historical combined financial statements was determined as if we filed separate, stand-alone income tax returns in each relevant jurisdiction. The pro forma adjustments were determined using the statutory tax rate in effect in the respective tax jurisdictions during the periods presented. This adjustment was calculated by applying the statutory tax rate to the pre-tax pro forma adjustments and reflects the estimated tax effects of $[         ] for the year ended December 31, 2019.

(D) Pro forma basic earnings per share and pro forma weighted average basic shares outstanding for the year ended December 31, 2019 reflect the number of shares of Carrier’s common stock which are expected to be outstanding upon completion of the separation and distribution. The actual number of shares of Carrier’s common stock currently outstanding may be different from this estimated amount.

(E) Pro forma diluted earnings per share and pro forma weighted average diluted shares outstanding reflect the estimated number of shares of Carrier’s common stock which are expected to be outstanding upon completion of the separation and distribution and reflect the potential issuance of shares of our common stock under our equity plans in which our employees will participate, based on the distribution ratio of [         ] shares of Carrier common stock for every share of UTC common stock. The actual number of shares of Carrier common stock currently outstanding may be different from this estimated amount.

(F) Reflects the incurrence of $[         ] of indebtedness, net of indebtedness issuance costs of $[         ]. The $[         ] of indebtedness consists of $[         ] [         ] percent term notes due in [         ] and the establishment of a $[         ] [         ]-year revolving credit facility. The amounts presented are net of the distribution of approximately $[         ] of cash to UTC. The target debt balance at the time of the distribution was determined by senior management based on a review of a number of factors, including forecast liquidity and capital requirements, expected operating results and general economic conditions.

(G) The adjustment of $[         ] for fiscal year ended December 31, 2019 represents interest expense and amortization of indebtedness issuance costs in connection with debt securities we are planning to issue as described above. The pro forma impact was based on the incurrence of $[         ] of indebtedness issued with an assumed weighted average interest rate of [         ] percent, and an assumed weighted average life of approximately [         ] years. We expect to capitalize indebtedness issuance costs of approximately $[         ] in connection with these indebtedness arrangements. A [         ] percent variance in the assumed interest rate on the new debt securities would change annual interest expense by $[         ].

(H) The adjustment of $[         ] for fiscal year ended December 31, 2019 represents elimination of related party interest income principally related to legacy related party cash pooling activity. Related party payables and receivables balances principally related to legacy related party cash pooling activity between Carrier and UTC are anticipated to be settled prior to the distribution date, largely by function of legal entity reorganization, and in conjunction with financing by Carrier.

BUSINESS

This section discusses Carrier’s business assuming the completion of all of the transactions described in this information statement, including the separation and distribution.

Our Company

Carrier is a leading global provider of HVAC, refrigeration, fire and security solutions. Our innovative solutions promote smarter, safer and more sustainable buildings and infrastructure, and help to effectively preserve the freshness, quality and safety of perishables across a wide variety of industries. Our comprehensive range of products and services, reputation for quality and innovation, and our industry-leading brands make us a trusted provider for our customers’ critical applications in the construction, transportation, security, food retail, pharmaceutical and other industries.

Our company is built on a legacy of innovation, beginning with its founders—Willis Carrier, who designed the world’s first modern air conditioning system; Robert Edwards, who patented the first electric alarm bell; and Walter Kidde, who produced the first integrated smoke detection and carbon dioxide extinguishing system for use onboard ships. This culture of innovation supports our core strategy of developing smart, sustainable and efficient solutions to meet the complex challenges resulting from the mega-trends of urbanization, climate change and increasing requirements for food safety driven by the food needs of our growing global population, rising standards of living and increasing energy and environmental regulation. The iconic Carrier brand, with its reputation for innovation and quality, is complemented by our other strong brands, including Automated Logic, Carrier Transicold, Edwards, GST, Kidde, LenelS2 and Marioff.

We believe that growth in our businesses is supported by favorable secular trends, including the mega-trends discussed above, which underpin growth across our HVAC, Refrigeration and Fire & Security businesses. We also believe that we are well positioned to benefit from these long-term trends as a result of the strength of our industry-leading brands and track record of innovation.

We have an extensive global footprint with approximately 54,000 employees globally, including over 3,700 engineers, and our solutions are sold in over 150 countries around the world. We sell our products and services directly to end customers and indirectly through distributors, independent sales representatives, wholesalers, dealers, other channel partners and retail outlets.

For the year ended December 31, 2018, our net sales were approximately $18.9 billion, and our operating profit was approximately $3.6 billion. Our net sales for the year ended December 31, 2018 were derived from the Americas (53 percent), Europe-Middle East (32 percent) and Asia-Pacific (15 percent). Our international operations, including U.S. export sales, represented approximately 54 percent of our net sales for the year ended December 31, 2018. During the same period, new equipment and service and aftermarket contributed 72 percent and 28 percent, respectively, of our net sales excluding inter-segment eliminations.

(1)	Excluding inter-segment eliminations.

Our Strengths

We believe that Carrier is differentiated by our industry-leading portfolio of iconic brands, comprehensive product and service offerings and reputation for innovation and quality, which make us a trusted provider to our customers across a wide range of growing markets and channels for commercial and residential building, industrial and smart cold chain applications. Our competitive strengths include:

Portfolio of iconic brands and leading segment positions. Our iconic and enduring brands are among the most recognized in their respective industries. Individually, many of our brands are leaders within their respective segments and we believe that, collectively, they represent a uniquely positioned portfolio of trusted assets that, together with our ability to provide comprehensive, state-of-the-art solutions, make us a supplier and business partner of choice.

Extensive and diversified portfolio of solutions, industries and customers. We have a comprehensive and diverse set of products and services in many industries. While many of our products and brands are leaders in their respective industries, our business model is not dependent on any single product, brand, industry or customer. Our products solve different problems for a diverse set of customers in a range of applications and locations, while benefiting from our fundamental operational strategies and focus on innovation. The diversity of our product and service offerings better qualifies us to be a supplier of choice for a comprehensive range of solutions, while mitigating potential short-term headwinds in particular locations, applications or industries.

Global scale and presence in developing and growth markets. We believe that our global scale and comprehensive offering of products and services provide us with advantages over other providers with respect to design, manufacturing, sourcing, sales and marketing. Our understanding of local conditions, regulations and customer needs helps position us to focus on attractive verticals and geographies and respond more rapidly to changing regulatory requirements. This knowledge also enables us to take learnings, technologies and products developed for one region or customer and apply them to others, driving further growth and creating value for our stakeholders. Many of the geographical, product or service markets in which we currently operate, including China, India, Vietnam and other developing countries in Southeast Asia, are experiencing long-term sustained growth. These countries have high growth potential due to increasing demand for our products and services from currently low penetration rates, rising living standards and consumption, and increasing regulatory emphasis on safety, energy efficiency and the environment. Our global scale, presence and extensive distribution network create opportunities for targeted geographic expansion of our product and service offerings, allow us to serve a diversified customer base and provide exposure to short- and long-cycle end markets.

Strong, long-term distribution relationships. We have long-term relationships with an extensive network of channel partners that uniquely position us to meet customers’ demands across the industries and geographies we serve. In many instances, these relationships have been forged over decades of selling HVAC, refrigeration, fire and security products to provide tailored solutions for a variety of customers and applications. We also have a number of joint venture arrangements and strategic relationships with our channel partners that align our respective incentives and facilitate our collective ability to win new business. We believe that we share a trust, relationship and mutual respect with our channel partners that is unmatched in our industry. These deep relationships are the product of decades of effort, extensive personal connections and a long history of dedicated performance and satisfied expectations. The strength of our relationships with our channel partners, our channel partners’ relationships with end users and the breadth of our distribution network, provide us with an important competitive advantage and help make Carrier a provider of choice even when we do not sell directly to the end user.

Proven track record of innovation with focus on world mega-trends. We have a strong history of innovation across all of our segments and our current priorities include solutions to address the challenges presented by the mega-trends of urbanization, climate change and the food needs of our growing global population. Since 2013, we have grown our engineering team globally by approximately 35 percent to over 3,700 engineers. We hold approximately 6,700 active and pending patents and patent applications worldwide to protect our R&D investments in new products and services. In the last two years, we introduced over 200 new products. Our recent innovations include a suite of digital HVAC solutions that improve on-demand customer engagement, as well as visibility into system performance and remote management; combining carbon dioxide as a natural refrigerant with energy-efficient technology to reduce the carbon footprint of marine container refrigeration applications; and the first multi-criteria smoke detector to receive the UL 268 (7th edition) Standard for Safety of Smoke Detectors and Fire Alarm Systems certification. Innovation in our product portfolio is a strong driver of continued growth as customers increasingly value energy efficiency, sustainability and digitally-connected building systems. These factors are an important aspect of customers’ buying decisions and serve as key differentiators for Carrier.

Sizable service and aftermarket business drives growth. By virtue of our global scale and market tenure, we have one of the largest installed bases in many of the industries we serve, which enables us to drive recurring revenue streams from the sale of repair and maintenance services, parts, components, and end of lifecycle product replacements that are required for installed products. Our sales of other value added recurring and non-recurring services provide additional revenue streams over and above sales derived from our equipment business. In 2018, approximately 28 percent of our net sales were generated by service and aftermarket.

Attractive financial profile underpinned by strong margins and operating cash flow. We benefit from attractive margins and a track record of strong cash flow generation. Over the past two years, our operating margins have consistently been over 15 percent, a level maintained through the reputational strength of our brands and our culture of operational efficiency. We also benefit from the low capital intensity of our businesses, which has contributed to our track record of generating strong operating cash flow. Over the past two years, our capital expenditures averaged approximately 1.6 percent of net sales and we generated a cumulative $4.2 billion of operating cash flow.

Experienced management team and skilled workforce. Our strategy is driven by an experienced global leadership team and implemented by skilled operating teams with approximately 54,000 employees worldwide, including over 3,700 engineers. Our global workforce, of which approximately 80 percent is located outside the United States, reflects our deep regional knowledge and enables us to maintain close relationships with our customers. Our leadership team includes executives who have deep industry expertise, as well as executives who have extensive experience driving growth and operational excellence across different businesses. This combination of collective industry experience and strong leadership supports our ability to successfully implement our business strategies.

Our Strategies

We intend to continue to grow by serving our diverse industries, geographies and customer bases with a broad range of solutions to address the complex challenges resulting from global mega-trends and by innovating ahead of regulatory requirements. Our key strategies include both a sustained focus on growth opportunities as well as a commitment to establishing a best-in-class cost structure as a stand-alone company, encompassing the following elements:

Focus on growth

Drive organic growth in existing served markets through technology and innovation. We plan to maintain our proven track record of innovation by leveraging our culture dedicated to designing smarter, more connected and more sustainable environments; our industry-leading brands; and our long-term relationships with channel partners and customers to provide solutions tailored for growing verticals and applications in the markets we serve. For example, in HVAC, through enhanced engagement with enterprise account owners and operators in key vertical segments, we are utilizing our broad building system offerings to provide innovative, intelligent building solutions to address our customers’ needs for energy efficiency, safety, security and an improved occupant experience. Our R&D efforts are focused on growing our products and services across our segments—we continue to invest in innovation and intend to continue to work closely with our distribution partners to offer best-in-class products and solutions that anticipate customer needs related to refrigerants, efficiency, emissions, noise levels and safety. As customer demands for more sustainable and connected equipment continue to evolve, our ability to innovate and provide cutting-edge products and technologies is key to our continued success and ability to grow our businesses. Our innovation efforts are supported by R&D investments, which were approximately 2.1 percent of net sales in 2018.

Invest for growth in attractive geographies. We believe that we are well positioned to expand our product, service and aftermarket offerings in a number of attractive geographies that have significant potential for substantial growth. Long-term growth opportunities in these geographies are supported by durable global mega-trends. We plan to leverage the scale of our global operations, the strength of our iconic brands and our proven track record in creating valuable partnerships to focus on targeted expansion into new locations and channels where we believe that we can drive profitable growth. We also continue to strengthen our long-term relationships with channel partners to ensure global market coverage and a superior level of customer service. We believe our understanding of local conditions, regulations and customer needs helps position us to focus on attractive geographies and to move more quickly to meet rapidly changing regulatory requirements.

Expand in higher value-added services and aftermarket. Products make up the majority of our sales today. Our product sales, including installations, are more than two-thirds of total sales and will continue to be the foundation of the business going forward. However, as service and aftermarket offerings evolve in the industry to include more highly sophisticated digital and “as-a-service” models enabled by data and analytics, we will pursue targeted opportunities for growth, leveraging our smart, connected products and our broad technological expertise across building systems. In addition, we plan to utilize digital technologies to enhance our internal operations and enable seamless transactions with customers across the customer experience and equipment lifecycles (for example, by providing customers visibility from order through delivery).

Strategically optimize product, technology and geographic portfolio to enhance growth. We intend to seek opportunities to optimize our portfolio of products and services to allocate resources toward profitable growth, and to selectively pursue strategic partnerships, mergers, acquisitions and divestitures that will enhance our core business, complement our existing array of brands, products and services, and leverage our global scale and scope.

Leading Cost Structure

Focus on cost-effective performance. As a stand-alone public company, we plan to continue to foster operational, financial and commercial excellence, driving sales and earnings growth while maintaining an attractive cost structure, through Carrier’s longstanding way of doing business. With roots in our legacy manufacturing and business process excellence, the Carrier operating system is based on lean principles and a highly competitive cost structure. We will continue to pursue opportunities for optimizing our footprint, leveraging low-cost manufacturing and R&D resources and driving end-to-end supply chain excellence.

Our Products, Services and Customers

Under a broad portfolio of iconic brands, we provide a wide range of products and solutions, including cooling, heating, ventilating and building automation systems; refrigeration; fire, flame, gas, smoke and carbon monoxide detection; portable fire extinguishers; fire suppression systems; intruder alarms; access control systems and video management systems; and electronic controls. Our broad range of products is complemented by a spectrum of related services, including audit, design, installation, system integration, repair, maintenance and monitoring services.

(1)	Includes the impact of gain from the Taylor sale.

HVAC

Our HVAC segment provides products, controls, services and solutions to meet the heating and cooling needs of residential and commercial customers, while enhancing building performance, energy efficiency and sustainability. Through an industry-leading family of brands, including Automated Logic, Bryant, Carrier, CIAT, Day & Night, Heil, NORESCO and Riello, we offer an innovative and complete product portfolio, including air conditioners, heating systems, controls and aftermarket components, as well as repair and maintenance services and building automation solutions. Our broad product portfolio offers numerous solutions for our residential and commercial customers.

We have a leadership position serving residential customers in North America, supported by a large, installed base and new construction demand in both single-family and multi-family housing. We take a full system approach to commercial building solutions, from modeling a building’s HVAC needs to delivering innovative equipment and easy-to-use controls. We also leverage our commercial HVAC equipment sales to offer a portfolio of services to support the efficient, safe and predictable operation of our equipment.

As proven innovators in HVAC, our solutions are found in some of the most advanced, sustainable, and prestigious buildings around the world. Our HVAC products and solutions are sold directly, including to building contractors and owners, and indirectly through joint ventures, independent sales representatives, distributors, wholesalers, dealers and retail outlets, as well as through direct sales offices, which sell, in part, to mechanical contractors.

Our HVAC segment had net sales excluding inter-segment eliminations of $9.7 billion in 2018, and, as of December 31, 2018, remaining performance obligations (“RPO”), or the aggregate amount of total contract transaction price that is unsatisfied or partially unsatisfied, of approximately $1.4 billion.

Refrigeration

Our Refrigeration segment is comprised of transport refrigeration and commercial refrigeration products and solutions. Our transport refrigeration products and solutions include refrigeration and monitoring systems for trucks, trailers, shipping containers, intermodal and rail. Our transport refrigeration products and cold chain monitoring solutions enable the safe, reliable transport of food and beverages, medical supplies and other perishable cargo. Our commercial refrigeration equipment solutions incorporate next-generation technologies to preserve freshness, ensure safety and enhance the appearance of retail food and beverage.

We sell our refrigeration products and solutions directly, including to transportation companies and retail stores, and indirectly through joint ventures, independent sales representatives, distributors, wholesalers and dealers. Our refrigeration products and solutions are sold under established brand names, including Carrier Commercial Refrigeration, Carrier Transicold and Sensitech. Carrier Transicold is an established industry leader providing customers around the world with advanced, energy-efficient and environmentally sustainable container refrigeration systems and generator sets, direct-drive truck units, trailer refrigeration systems and marine container refrigeration. Under the Carrier and other brand names, we offer a comprehensive portfolio of next-generation commercial refrigeration products, including refrigerated cabinets, freezers, systems and controls, all of which help maximize merchandising opportunities while reducing energy consumption and operating costs. Carrier Commercial Refrigeration sells products and services to customers in a wide range of food retail formats concentrated primarily in Europe, the Middle East and Asia. Sensitech offers leading solutions and services for supply chain visibility addressing quality and compliance, security and logistics performance management. Sensitech’s innovative monitoring products and services help to maintain the quality, integrity and security of our customers’ valuable products at every step in their journey around the world.

Our Refrigeration segment had net sales excluding inter-segment eliminations of $4.1 billion in 2018 and, as of December 31, 2018, RPO of approximately $1.4 billion.

Fire & Security

We offer a broad array of fire and security products to meet the needs of our customers. Our fire and security products and solutions encompass a wide range of residential and building systems, including fire, flame, gas, smoke and carbon monoxide detection; portable fire extinguishers; fire suppression systems; intruder alarms; access control systems and video management systems; and electronic controls.

Our fire detection and suppression technologies protect a variety of premises, including homes, commercial buildings and industrial sites, and are sold under our trusted brands, including Autronica, Det-Tronics, Edwards, Fireye, GST, Kidde and Marioff. Our security products are sold under top-tier brands, including Interlogix, LenelS2, Onity and Supra. Our security solutions range from advanced physical security solutions, including access control, video surveillance, key management systems, electronic locks and mobile credentialing for a range of commercial applications including corporate, healthcare, government, hospitality, education, real estate, property management, industrial and automotive, to intrusion monitoring and life-safety solutions for the residential market. Our technology includes web-based and mobile applications enhanced by cloud-based services.

Our fire and security service offerings include audit, design, installation, system integration, repair, maintenance and monitoring services. These solutions, primarily sold under our Chubb brand, complement our fire and security products. Chubb has a network of skilled technicians and 24/7 monitoring centers providing continuous support for customers in a number of countries across the world.

We sell our fire and security products and solutions directly to end customers, including governments, financial institutions, architects, building owners and developers, security and fire consultants and homeowners, as well as through manufacturers’ representatives, distributors, dealers, value-added resellers and retailers. Key purchasing factors considered by our fire and security customers include route to market, quality, innovation, brand loyalty, price and performance.

Our Fire & Security segment had net sales excluding inter-segment eliminations of approximately $5.5 billion in 2018 and, as of December 31, 2018, RPO of approximately $2.5 billion.

Competition and Other Factors Affecting the Carrier Business

As a global business, our operations can be affected by a variety of economic, industry and other factors, including those described in this section and in “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors.”

Carrier is subject to significant competition from a large number of companies in the United States and other countries, and each competes on the basis of price, delivery schedule, product performance and service. The geographies in which we sell our products, solutions and services in the HVAC, Refrigeration and Fire & Security segments tend to have a large number of local companies. We believe that Carrier is one of the leading equipment manufacturers in each of its addressable segments and that our portfolio of strong brands, together with our ability to provide comprehensive solutions in state-of-the-art building, refrigeration and industrial systems and services, make us a supplier and business partner of choice.

HVAC

Competition in HVAC equipment includes many international, regional and local companies, the largest of which include Daikin Industries, Ltd., Gree Electric, Ingersoll-Rand PLC, Johnson Controls International PLC, Lennox International, Midea Group and Mitsubishi Electric Corporation, among others. Contracts are typically awarded or negotiated on the basis of price, product availability, delivery schedule, product performance, product line breadth, brand reputation, design, technical expertise and service. We focus on technical innovation to produce sustainable solutions, which provide our customers with higher efficiency and lower operating costs. We believe that our ability to innovate in anticipation of regulatory requirements is a key advantage in HVAC equipment, and we leverage, both directly and through our local distributors and joint ventures, our knowledge and expertise in our own equipment and controls to sell our portfolio of services to customers. We regularly offer incentives and training, such as credits/discounts for offering promotional pricing and contract terms on our products, to our distribution partners to purchase and sell our products to ensure an adequate supply of our products.

Refrigeration

Competition in refrigeration includes multinational companies, including Ingersoll-Rand PLC, Daikin Industries, Ltd. and Panasonic Corporation, as well as numerous regional and local companies. Sales depend heavily on product performance, efficiency and reliability, as well as service and support. We believe that our track record of technical innovation in producing environmentally sustainable solutions for precision temperature and humidity control, as well as our global parts and service support footprint, differentiate us from the competition. The transport refrigeration business can be affected by truck production cycles in North America and Europe, which result from a variety of factors, including general economic conditions, replacement cycles, age of fleet and pre-buys.

Fire & Security

Competition in fire and security products, solutions and services includes several large multinational companies, including Assa Abloy AB, Bosch Group, Zhejiang Dahua, Hangzhou Hikvision Digital, Honeywell International Inc., Johnson Controls International PLC and Siemens AG, among others. We believe that our trusted brands (including Autronica, Chubb, Det-Tronics, Edwards, Fireye, GST, Interlogix, Kidde, LenelS2, Marioff, Onity and Supra), our understanding of our customers’ fire and security needs, our reputation for technical innovation and the reliable performance of our products and solutions are key competitive advantages.

Compliance with Government Regulations

We conduct our business through subsidiaries and affiliates worldwide. Changes in legislation or government policies, including the ongoing changes in regulations, including with respect to climate change concerns, can affect our worldwide operations. In particular, our business may be affected by changes in governmental regulation of refrigerants and energy efficiency standards, noise regulation and product and fire safety regulations, including changes related to hydro fluorocarbons/emissions reductions efforts in the United States and Canada, energy conservation standards in the United States, the regulation of fluorinated gases in the European Union (“EU”), the EU’s Ecodesign implementation regulations and chemical regulations, the EU’s regulations on hazardous substances, electric and electronic equipment waste, and by other regulations promulgated by the European Committee for Standardization. Additionally, the increased fragmentation of regulatory requirements may increase our costs by requiring the development of country-specific variants, the monitoring and compliance of additional regulations as well as additional testing and certifications. The laws and regulations applicable to our products and services change regularly, and certain regulatory changes may render our products and technologies noncompliant. We do not anticipate that changes in laws and regulations applicable to our products will have a material adverse effect upon our cash flows, competitive position, financial condition or results of operations.

Our operations are also subject to and affected by environmental regulations promulgated by federal, state and local authorities in the United States and by authorities with jurisdiction over our foreign operations. Most U.S. laws governing environmental matters include criminal penalties. We have incurred and will likely continue to incur liabilities under various statutes for the cleanup of pollutants previously released into the environment. We do not anticipate that compliance with current provisions relating to the protection of the environment or that any payments we may be required to make for cleanup liabilities will have a material adverse effect upon our cash flows, competitive position, financial condition or results of operations. Environmental matters are further addressed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Notes 3 and 19 to the Combined Financial Statements included in the “Index to Combined Financial Statements” section of this information statement.

Certain of our fire and security products are subject to certification by governmental agencies and regulatory bodies in the various jurisdictions in which we operate, including, among others, the U.S. Consumer Product Safety Commission, the U.S. National Highway Traffic Safety Administration, the U.S. Coast Guard, Health Canada, Transport Canada and the Procuraduría Federal del Consumidor in Mexico. In addition, certain fire and safety products may be impacted by recent legislative and regulatory changes, such as the John S. McCain National Defense Authorization Act for Fiscal Year 2019 and the changing landscape related to tariffs and trade regulations.

U.S. laws, regulations, orders and other measures concerning the export or re-export of products, software, services and technology to, and other trade-related activities involving, non-U.S. countries and parties affect the operations of Carrier and its affiliates.

For further discussion of risks related to environmental matters and other government regulations, see “Risk Factors,” “—Legal Proceedings” and Note 19 to the Combined Financial Statements included in the “Index to Combined Financial Statements” section of this information statement.

Working Capital and Operations

We maintain levels of inventory consistent with industry practices. These levels are impacted from time to time by seasonality and fluctuations in demand, and vary across and within segments. Additional requirements are usually met with procurement from suppliers and vendors.

RPO consists of the aggregate amount of total contract transaction price that is unsatisfied or partially unsatisfied. As of December 31, 2018, our total RPO for the HVAC, Refrigeration and Fire & Security segments is approximately $1.4 billion, $1.4 billion and $2.5 billion, respectively. Of these totals, we expect approximately 89 percent, 86 percent and 51 percent, respectively, will be recognized as sales over the following 12 months.

Intellectual Property

We maintain a broad portfolio of patents, trademarks, copyrights, trade secrets, licenses and franchises related to our business. We hold approximately 6,700 active and pending patents worldwide to protect our R&D investments in new products and services. From time to time, we take actions to protect our business by asserting our intellectual property rights against third-party infringers. We believe we have taken reasonable measures to build this portfolio of intellectual property rights, but we cannot be assured that none of these intellectual property rights may be challenged, found invalid or unenforceable. See the “Risk Factors” section for further discussion of intellectual property matters.

Raw Materials and Supplies

We believe that we have adequate sources for materials, components, services and supplies used in our manufacturing. We work continuously with our supply base to ensure an adequate source of supply and to reduce costs. We pursue cost reductions through a number of mechanisms, including consolidating purchases, reducing the number of suppliers, global sourcing, design changes and competitive bidding. In some instances, we depend upon a single source of supply or participate in commodity markets, including rare-earth metals, that may be subject to allocations of limited supplies. We believe that our supply management practices are based on an appropriate balancing of the foreseeable risks and the costs of alternative practices. Although at times high prices for some raw materials important to our business (for example, steel, copper and aluminum) have caused margin and cost pressures, we do not foresee near term unavailability of materials, components or supplies that would have a material adverse effect on our competitive position, results of operations, cash flows or financial condition. Additionally, because we have a number of factories and suppliers in foreign countries, the imposition of tariffs or sanctions, or unusually restrictive border-crossing rules, could adversely affect our supply chain. For further discussion of the possible effects of the cost and availability of raw materials on our business, see the “Risk Factors” section.

Employees and Employee Relations

At December 31, 2018, we had approximately 54,000 employees, of which approximately 80 percent are based outside the United States. During 2018, we negotiated or concluded one domestic collective bargaining agreement. In 2019, five domestic collective bargaining agreements are subject to renegotiation, the largest of which covers certain workers at our Collierville, Tennessee facility. Although some previous contract renegotiations have had a significant impact on our financial condition or results of operations in prior years, we do not anticipate that the renegotiation of these contracts in 2019 will have a material adverse effect on our competitive position, cash flows, financial condition or results of operations. At December 31, 2018, approximately 27 percent of our employees in the United States were covered by collective bargaining agreements. Employees in certain foreign jurisdictions are represented by local works councils as may be customary or required in those jurisdictions. Our business may be adversely affected by work stoppages, union negotiations, labor disputes and other matters associated with our labor force. For discussion of the effects of our restructuring actions on employment, see “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Note 15 to the Combined Financial Statements included in the “Index to Combined Financial Statements” section of this information statement.

Properties

We operate approximately 1,200 sites, which comprise approximately 33 million square feet of productive space. Of these, our large footprint facilities and key manufacturing sites comprise approximately 12.7 million square feet of productive space. Approximately 66 percent, 10 percent and 21 percent of these significant properties are associated with our HVAC, Refrigeration and Fire & Security segments, respectively, with approximately 3 percent not associated with a particular segment. Approximately 14 percent of these significant properties are leased and the remainder are owned. Approximately 48 percent of these significant properties are located in the United States.

Our fixed assets as of December 31, 2018 include manufacturing facilities and non-manufacturing facilities, such as warehouses, and a substantial quantity of machinery and equipment, most of which is general purpose machinery and equipment that use special jigs, tools and fixtures and that, in many instances, have automatic control features and special adaptations. The facilities, warehouses, machinery and equipment in use as of December 31, 2018 are in good operating condition, are well-maintained and substantially all are generally in regular use.

Joint Ventures

Our joint venture arrangements and strategic relationships are an important part of our business. We hold interests in over 60 such entities, which are either consolidated within our combined financial statements, accounted for by the equity method of accounting or the cost basis of accounting. While all three of our segments participate in joint ventures and strategic relationships, the majority of such interests are in our HVAC business. Our joint ventures and strategic relationships engage in various activities including distribution, manufacturing and product development. We consider our relationships with these joint ventures and strategic relationships to be integral to our business operations. We sell products to and purchase products from many of these related parties. See Note 16 to the Combined Financial Statements for additional information.

Seasonality

Demand for certain of our products and services is seasonal and can be impacted by weather. For instance, sales and services of our HVAC products to residential customers have historically been higher in the second and third quarters of the calendar year, which represents the peak seasons of spring and summer for sales and services related to air conditioning in North America. For further discussion of the possible effects of seasonality on our business, see the “Risk Factors” section.

Legal Proceedings

Asbestos

Like many other industrial companies, we and our subsidiaries have been named as defendants in lawsuits alleging personal injury as a result of exposure to asbestos that was integrated into certain of our historical products or business premises. While we have never manufactured asbestos and no longer incorporate it in any of our products, certain of our historical products, like those of many other manufacturers, contained components incorporating asbestos. A substantial majority of these asbestos-related claims have been dismissed without payment or were covered in full or in part by insurance or other forms of indemnity. Additional cases were litigated and settled without any insurance reimbursement. The amounts involved in asbestos-related claims were not material individually or in the aggregate in any year.

Our estimated total liability to resolve all pending and unasserted potential future asbestos claims through 2059 is approximately $253 million and is principally recorded in Other long-term liabilities on our Combined Balance Sheet as of December 31, 2018. This amount is on a pre-tax basis, not discounted, and excludes our legal fees to defend the asbestos claims, which will continue to be expensed as they are incurred. This estimate was developed by UTC with the assistance of an outside actuarial expert and was based not only on UTC’s analysis of its own asbestos claims history from 2010 through 2015 and its contractual insurance coverage litigations, but also on broader nationwide asbestos trend data, including a substantial drop in non-malignant asbestos claims; an increasing focus on malignancy claims, primarily those involving mesothelioma, a cancer that now has an historical and fairly predictable future annual incidence rate; and a substantial decrease in average annual claim filings. In addition, we have an insurance recovery receivable for probable asbestos related recoveries of approximately $108 million, which is included primarily in Other assets on our Combined Balance Sheet as of December 31, 2018.

The amounts we have recorded for asbestos-related liabilities and insurance recoveries are based on currently available information and assumptions that we believe are reasonable. Our actual liabilities or insurance recoveries could be higher or lower than those recorded if actual results vary significantly from the assumptions. Key variables in these assumptions include the number and type of new claims to be filed each year, the outcomes or resolution of such claims, the average cost of resolution of each new claim, the amount of insurance available, allocation methodologies, the contractual terms with each insurer with whom we have reached settlements, the resolution of coverage issues with other excess insurance carriers with whom we have not yet achieved settlements and the solvency risk with respect to co-defendants and our insurance carriers. Other factors that may affect our future liability include uncertainties surrounding the litigation process from jurisdiction to jurisdiction and from case to case, legal rulings that may be made by state and federal courts and the passage of state or federal legislation. At the end of each year, we will evaluate all of these factors and, with input from an outside actuarial expert, make any necessary adjustments to both our estimated asbestos liabilities and insurance recoveries.

Aqueous Film Forming Foam Litigation

Aqueous Film Forming Foam (“AFFF”) is a firefighting foam developed in the 1970s pursuant to U.S. military specification and used to extinguish certain types of fires primarily at airports and military bases. AFFF was manufactured by several companies, including National Foam and Angus Fire, which had a very small share of the AFFF market both in the United States and worldwide. UTC acquired the National Foam and Angus Fire businesses in 2005 as part of the acquisition of Kidde, which has been operated by Carrier. In 2013, UTC divested the National Foam and Angus Fire businesses to a third party.

Carrier and many other parties, including the third party buyer of the National Foam and Angus Fire businesses, have been named as defendants in numerous putative class actions and other lawsuits alleging that the historic use of AFFF caused personal injuries and property damage. Additionally, several state and municipal plaintiffs have commenced litigation against the same defendants to recover remediation costs related to historic use of AFFF. In December 2018, the U.S. Judicial Panel on Multidistrict Litigation transferred and consolidated all of the AFFF cases pending in the federal courts to the U.S. District Court for the District of South Carolina for pre-trial proceedings.

Plaintiffs allege that an ingredient in AFFF contains, or breaks down into, chemicals known as perflourooctane sulfonate (“PFOS”) and perflourooctane acid (“PFOA”) that were released into the environment and, in some instances, ultimately into drinking water supplies. National Fire and Angus Fire purchased these perflourinated chemical ingredients from third party chemical manufacturers. PFOS and PFOA have also been used by many third parties to manufacture carpets, clothing, fabrics, cookware and other consumer products.

Carrier is vigorously defending these cases and believes that it has meritorious defenses to the claims asserted. At this time, however, given the numerous factual, scientific and legal issues to be resolved relating to these claims, Carrier is unable to assess the probability of liability or reasonably estimate the damages, if any, to be allocated to Carrier, if one or more plaintiffs were to prevail in these cases.

Other

We have commitments and contingent liabilities related to legal proceedings, self-insurance programs and matters arising out of the ordinary course of business. We accrue contingencies based on a range of possible outcomes. If no amount within this range is a better estimate than any other, we accrue the minimum amount.

In the ordinary course of business, Carrier is also routinely a defendant in, party to or otherwise subject to many pending and threatened legal actions, claims, disputes and proceedings. These matters are often based on alleged violations of contract, product liability, warranty, regulatory, environmental, health and safety, employment, intellectual property, tax and other laws. In some of these proceedings, claims for substantial monetary damages are asserted against Carrier and could result in fines, penalties, compensatory or treble damages or non-monetary relief. We do not believe that these matters will have a material adverse effect upon our competitive position, results of operations, cash flows or financial condition.

For a further discussion, see “Risk Factors” and “—Compliance with Government Regulations.”

Corporate Information

Carrier was incorporated in Delaware for the purpose of holding the Carrier Business in connection with the separation and distribution described herein. Prior to the contribution of the Carrier Business to us by UTC, which will occur prior to the distribution, Carrier will have no operations other than those incidental to the separation. Our principal executive offices are located at 13995 Pasteur Boulevard, Palm Beach Gardens, FL 33418, and our telephone number is (561) 365-2000. We maintain an Internet site at www.carrier.com. Our website and the information contained therein or connected thereto are not incorporated into this information statement or the registration statement of which this information statement forms a part, or in any other filings with, or any information furnished or submitted to, the SEC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

You should read the following discussion of our results of operations and financial condition together with the audited historical combined financial statements (referred to as the “combined financial statements”) and the notes thereto included in this information statement as well as the discussion in the “Business” section of this information statement. This discussion contains forward-looking statements that involve risks and uncertainties. The forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about our industry, business and future financial results. Our actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including those discussed in “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” included elsewhere in this information statement. The financial information discussed below and included in this information statement may not necessarily reflect what our financial condition, results of operations or cash flow would have been had we been a stand-alone company during the periods presented or what our financial condition, results of operations and cash flows may be in the future.

Amounts in millions unless otherwise stated.

Separation from United Technologies Corporation

On November 26, 2018, UTC announced its intention to separate the Carrier Business and the Otis Business from the UTC Aerospace Businesses. The separation will occur through pro rata distributions to UTC shareowners of 100 percent of the shares of common stock of Carrier and 100 percent of the shares of common stock of Otis, which were formed to hold UTC’s Carrier Business and Otis Business, respectively.

The combined financial statements included in this information statement have been prepared from UTC’s historical accounting records and are presented on a stand-alone basis and are derived from the consolidated financial statements and accounting records of the Carrier business of UTC. The combined financial statements reflect our financial position, results of operations and cash flows as we were historically managed, in conformity with GAAP.

Our combined financial statements include all revenues and costs directly attributable to Carrier, including costs for facilities, functions and services used by Carrier. Costs for certain functions and services performed by centralized UTC organizations are directly charged to Carrier based on specific identification when possible or based on a reasonable allocation driver such as net sales, headcount, usage or other allocation methods. The results of operations include allocations of costs for administrative functions and services performed on behalf of Carrier by centralized groups within UTC.

We intend to enter into a transition services agreement with UTC and Otis in connection with the separation pursuant to which UTC will provide us with certain services and we will provide certain services to UTC for a limited time to help ensure an orderly transition following the separation.

We anticipate that under the transition services agreement, Carrier will receive certain services (including information technology services, technical and engineering support, application support for operations, legal, payroll, finance, tax and accounting, general administrative services and other support services). As costs for these services historically were included in our operating results through expense allocations from UTC, we do not expect the costs associated with the transition services agreement to be materially different and therefore we do not expect such costs to materially affect our results of operations or cash flows after becoming a stand-alone company.

Subsequent to the separation, we expect to incur expenditures consisting primarily of employee-related costs, costs to establish certain stand-alone functions and information technology systems and other transaction-related costs. Additionally, we will incur increased costs as a result of becoming an independent, publicly traded company, primarily from establishing or expanding the corporate support for our businesses, including information technology, human resources, treasury, tax, risk management, stock-based compensation programs, accounting and financial reporting, investor relations, governance, legal, procurement and other services. Our preliminary estimates of these additional recurring costs expected to be incurred annually are approximately $[    ] to $[    ] greater than the expenses historically allocated to us from UTC, and primarily relate to Selling, general and administrative expenses. We believe our cash flow from operations will be sufficient to fund these additional corporate expenses.

In connection with the distribution, we expect to complete one or more financing transactions on or prior to the completion of the distribution, with approximately $[    ] of the proceeds of such financings expected to be used to distribute a cash dividend to UTC. We anticipate having approximately $[    ] of indebtedness related to these financing transactions when the distribution is completed. See “Unaudited Pro Forma Combined Financial Information” included elsewhere in this information statement for additional details regarding the incremental expense expected to be incurred related to this indebtedness.

Business Overview

We are a global provider of HVAC, refrigeration, fire and security solutions. Carrier also provides a broad array of related services, including audit, design, installation, system integration, repair, maintenance and monitoring services.

Our worldwide operations can be affected by industrial, economic and political factors on both a regional and global level. This includes mega-trends of urbanization, climate change and increasing requirements for food safety driven by the food needs of our growing global population, rising standards of living and increasing energy and environmental regulation. We believe that growth in our businesses is supported by favorable secular trends, including the mega-trends discussed above, which underpin growth across our HVAC, Refrigeration and Fire & Security businesses. We also believe that we are well positioned to benefit from these long-term trends as a result of the strength of our industry-leading brands and track record of innovation.

The effects of climate change, such as extreme weather conditions, create financial risks to our business. For example, the demand for our products and services, such as residential air conditioning equipment, may be affected by unseasonable weather conditions. Demand for our HVAC products and services, representing our largest segment by sales, is seasonal and affected by the weather. Cooler than normal summers depress our sales of replacement air conditioning products and services. Similarly, warmer than normal winters have the same effect on our heating products.

Our business is also affected by changes in the general level of economic activity, such as changes in business and consumer spending, construction activity and shipping activity. A change in building and remodeling activity also can affect our financial performance. In addition, our financial performance may be influenced by the production and utilization of transport equipment, including truck production cycles in North America and Europe.

Our operations are organized into three segments: HVAC, Refrigeration and Fire & Security. Our HVAC segment provides products, controls, services and solutions to meet the heating and cooling needs of residential and commercial customers. Our Refrigeration segment provides refrigeration and monitoring systems for trucks, trailers, shipping containers, intermodal and rail, as well as commercial refrigeration products. Our Fire & Security products encompass a wide range of residential and commercial building systems and security and service solutions. Our customers are in both the public and private sectors, and our businesses reflect an extensive geographic diversification that has evolved with continued globalization. See Note 20 to the Combined Financial Statements for additional discussion of sales attributed to geographic regions.

Our combined net sales (excluding inter-segment eliminations) were as follows:

	2018	2017
HVAC	50%	50%
Refrigeration	21%	21%
Fire & Security	29%	29%
	100%	100%

As part of our growth strategy, we invest in businesses in certain countries that carry high levels of currency, political and/or economic risk, such as Mexico, China, Brazil, India and countries in the Middle East. As of December 31, 2018, the net assets in any one of these countries did not exceed 10% of our combined equity.

Organic sales growth was 6% in 2018, reflecting growth across all segments driven by growth primarily in Refrigeration (9%) and HVAC (7%).

Our earnings growth strategy contemplates earnings from organic sales growth, including growth from new product development and product improvements, structural cost reductions, operational improvements and incremental earnings from our investments in acquisitions.

Operating profit in both 2018 and 2017 includes the impact from activities that are not expected to recur often or that are not otherwise reflective of the underlying operations, such as net gains from sales of businesses, the unfavorable impact of contract matters with customers, transaction, acquisition and integration costs, and other significant non-recurring and non-operational items. For additional discussion, see “Results of Operations.”

Our investments in businesses in 2018 and 2017 included a number of small acquisitions primarily in our HVAC and Fire & Security segments.

Both acquisition and restructuring costs associated with business combinations are expensed as incurred. Depending on the nature and level of acquisition activity, earnings could be adversely impacted due to acquisition and restructuring actions initiated in connection with the integration of businesses acquired. For additional discussion of acquisitions and restructuring, see “Liquidity and Financial Condition,” “Restructuring Costs” and Notes 9 and 15 to the Combined Financial Statements.

On December 22, 2017, the Tax Cuts and Jobs Act of 2017 (“TCJA”) was enacted. For additional discussion, see “Critical Accounting Estimates—Income Taxes” and Note 14 to the Combined Financial Statements.

Results of Operations

Net Sales

(dollars in millions)	2018	2017
Net sales	$18,914	$17,814
Percentage change 2018 over 2017	6%

The factors contributing to the total percentage change year-over-year in total net sales are as follows:

2018
Organic / operational	6%
Foreign currency translation	1%
Acquisitions and divestitures, net	(1)%
Total % change	6%

All three segments experienced organic sales growth during 2018. Refrigeration grew 9% organically, reflecting stronger transport refrigeration sales and additional growth in commercial refrigeration sales. HVAC organic sales growth of 7% was driven by higher sales to residential customers in North America as well as global growth for commercial HVAC. Organic sales growth of 2% in the Fire & Security segment was driven by growth in both product and field service sales.

Cost of Products and Services Sold

(dollars in millions)	2018	2017
Total cost of products and services sold	$13,345	$12,629
Percentage change 2018 over 2017	6%

The factors contributing to the total percentage change year-over-year in total cost of products and services sold are as follows:

2018
Organic / operational	6%
Foreign currency translation	1%
Acquisitions and divestitures, net	(1)%
Total % change	6%

The increase in total cost of products and services sold in 2018 was primarily driven by the organic sales increases noted above.

Gross Margin

(dollars in millions)	2018	2017
Gross margin	$5,569	$5,185
Percentage of net sales	29.4%	29.1%

The 30 basis point increase in 2018 gross margin as a percentage of sales was primarily driven by favorable pricing, the absence of a large commercial HVAC project adjustment and the absence of a product recall program in the Fire & Security segment, partially offset by increased commodities and logistics costs.

Research and Development

(dollars in millions)	2018	2017
Research and development expense	$400	$364
Percentage of net sales	2.1%	2.0%

Research and development spending is subject to the variable nature of program development schedules, and, therefore, year-over-year variations in spending levels are expected. Expenses increased by 10 basis points as a percentage of net sales in 2018 primarily driven by increased investment in new products across all Carrier businesses.

Selling, General and Administrative

(dollars in millions)	2018	2017
Selling, general and administrative	$2,689	$2,584
Percentage of net sales	14.2%	14.5%

Selling, general and administrative expenses increased 4% in 2018, primarily driven by higher employee compensation and benefit related expenses and higher technology related allocations from UTC, but decreased 30 basis points as a percentage of net sales primarily due to favorable sales volume leverage.

We are continuously evaluating our cost structure and have implemented restructuring actions as a method of keeping our cost structure competitive. The amounts reflected above include the impact of restructuring actions on Selling, general and administrative expenses. For additional discussion, see “Restructuring Costs” and Note 15 to the Combined Financial Statements.

Restructuring Costs

(dollars in millions)	2018	2017
Cost of sales	$36	$48
Selling, general & administrative	44	63
Total restructuring costs	$80	$111

Restructuring actions are an essential component of our operating margin improvement efforts and relate to existing and recently acquired operations. Charges generally arise from severance related to workforce reductions, facility exit and lease termination costs associated with the consolidation of field and manufacturing operations and costs to exit legacy programs. We continue to closely monitor the economic environment and may undertake further restructuring actions to keep our cost structure aligned with the demands of prevailing market conditions.

2018 Actions. During 2018, we recorded net pre-tax restructuring charges of $63 million relating to ongoing cost reduction actions initiated in 2018. For actions initiated in 2018, we are targeting to complete the majority of the remaining workforce and facility-related cost reductions in 2019. During 2018, we had cash outflows of approximately $30 million related to the 2018 actions. As of December 31, 2018, we expect to incur additional restructuring and other charges of $24 million to complete these actions.

2017 Actions. During 2018 and 2017, we recorded net pre-tax restructuring charges of $1 million and $76 million, respectively, for actions initiated in 2017. For actions initiated in 2017, we are targeting to complete the vast majority of the remaining workforce and facility-related cost reductions in 2019. During 2018 and 2017, we had cash outflows of approximately $27 million and $34 million, respectively, related to the 2017 actions.

In addition, during 2018 and 2017, we recorded net pre-tax restructuring costs totaling $16 million and $35 million, respectively, for restructuring actions initiated in 2016 and prior. For additional discussion of restructuring, see Note 15 to the Combined Financial Statements.

Equity Method Investment Net Earnings

(dollars in millions)	2018	2017
Equity method investment net earnings	$220	$218

Investments over which we do not exercise control but have significant influence are accounted for using the equity method of accounting. Equity in earnings of uncombined equity method investments increased in 2018 by $2 million, primarily due to stronger earnings from our investments in HVAC joint ventures in Europe, partially offset by decreases in earnings from other equity investees in the Middle East and Asia. For additional discussion, see Notes 3 and 16 to the Combined Financial Statements.

Other Income, Net

(dollars in millions)	2018	2017
Other income, net	$937	$575

Other income, net primarily includes the impact of foreign exchange gains and losses as well as other ongoing or infrequently occurring items such as gains and losses on business dispositions. The year-over-year increase of $362 million in Other income, net is primarily driven by the 2018 gain on the sale of Taylor of $799 million, partially offset by the absence of a prior year gain of $379 million from the sale of our investment in Watsco, Inc. See Notes 9 and 17 to the Combined Financial Statements for further discussion of these transactions.

Interest (Income) Expense, Net

(dollars in millions)	2018	2017
Interest expense	$84	$219
Interest income	(121)	(104)
Interest (income) expense, net	$(37)	$115

Interest income and expense relates primarily to interest on related party activity between us and UTC. See Note 5 to the Combined Financial Statements.

Interest expense, net decreased 132% in 2018 as compared with 2017 due to a related party payable with UTC that was settled in November 2017. The increase in interest income in 2018 as compared with 2017 primarily reflects interest earned on related party receivables due from UTC.

Income Taxes

	2018	2017
Effective income tax rate	27.9%	58.5%

The 2018 effective tax rate reflects a net tax charge of $102 million as a result of UTC’s change of assertion of no longer intending to reinvest certain undistributed earnings of its international subsidiaries. The effective income tax rate for 2018 also reflects the incremental tax cost associated with the divestiture of Taylor.

The 2017 effective tax rate reflects a net tax charge of $799 million attributable to the passage of the TCJA. This amount primarily relates to U.S. income tax attributable to previously undistributed earnings of international subsidiaries and equity investments and the revaluation of U.S. deferred income taxes. The 2017 effective tax rate also includes a favorable adjustment of $18 million related to the expiration of statutes of limitations in various jurisdictions.

For additional discussion of income taxes and the effective income tax rate, see “Critical Accounting Estimates—Income Taxes” and Note 14 to the Combined Financial Statements.

Net Income Attributable to Carrier

(dollars in millions)	2018	2017
Net income from continuing operations attributable to Carrier	$2,734	$1,227

Net income attributable to Carrier for the year ended December 31, 2018 includes restructuring charges, net of tax benefit, of $66 million ($80 million pre-tax) as well as the net impact of significant non-operational and/or nonrecurring items, including a $799 million pre-tax gain on the sale of Taylor in 2018.

Net income attributable to Carrier for the year ended December 31, 2017 includes restructuring charges, net of tax benefit, of $81 million ($111 million pre-tax) as well as the net unfavorable impact of a $799 million tax charge in connection with the passage of the TCJA as described in Note 14 to the Combined Financial Statements, and the unfavorable impact of a product recall program in our Fire & Security segment and an unfavorable contract adjustment on a large commercial HVAC project, partially offset by a gain resulting from the sale of our investment in Watsco, Inc.

Segment review

	Net sales		Operating profit		Operating profit margin
(dollars in millions)	2018	2017	2018	2017	2018	2017
HVAC	$9,713	$9,045	$1,720	$2,001	18%	22%
Refrigeration	4,095	3,823	1,353	562	33%	15%
Fire & Security	5,531	5,324	726	639	13%	12%
Total segment	19,339	18,192	3,799	3,202	20%	18%
Eliminations and other	(425)	(378)	(24)	(32)	6%	8%
General corporate expenses	—	—	(138)	(140)	0%	0%
Combined	$18,914	$17,814	$3,637	$3,030	19%	17%

HVAC

Our HVAC segment provides products, controls, services and solutions to meet the heating and cooling needs of residential and commercial customers, while enhancing building performance, energy efficiency and sustainability. Our established brands include Automated Logic, Bryant, Carrier, CIAT, Day & Night, Heil, NORESCO and Riello. Products include air conditioners, heating systems, controls and aftermarket components, as well as aftermarket repair and maintenance services and building automation solutions. HVAC products and solutions are sold directly, including to building contractors and owners, and indirectly through equity method investees, independent sales representatives, distributors, wholesalers, dealers and retail outlets, as well as through direct sales offices which sell, in part, to mechanical contractors.

			Total Increase (Decrease) Year-Over-Year for:
(dollars in millions)	2018	2017	2018 Compared with 2017
Net sales	$9,713	$9,045	$668	7%
Operating Profit	1,720	2,001	(281)	(14)%
	Net sales	Operating profit
Organic / Operational	7%	5%
Foreign currency translation	—%	1%
Restructuring costs	—%	1%
Other	—%	(21)%
Total % change	7%	(14)%

2018 Compared with 2017

The organic sales increase of 7% was driven primarily by growth in residential sales in the North America region (9%) and growth globally for commercial HVAC offerings (5%).

The organic operational profit increase of 5% was driven by:

•	The year-over-year impact of the absence of a contract adjustment related to a large commercial project (5%)
•	Profit contribution from the higher sales volumes, net of mix (4%)
•	Favorable pricing, net of commodities (4%)

These increases were partially offset by:

•	Higher logistics costs (3%)
•	Higher selling, general and administrative and research and development costs (3%)
•	Higher warranty costs (2%)

The 21% decrease in Other primarily reflects the year-over-year impact of the absence of the prior year gain from the sale of our investment in Watsco, Inc.

Refrigeration

Our Refrigeration segment includes transport refrigeration and monitoring systems for trucks, trailers, shipping containers, intermodal and rail, as well as commercial refrigeration products. Transport refrigeration products and cold chain monitoring solutions are used to enable the safe, reliable transport of food and beverages, medical supplies and other perishable cargo. Commercial refrigeration solutions include refrigerated cabinets, freezers, systems and controls. Our commercial refrigeration equipment solutions incorporate next-generation technologies to preserve freshness, ensure safety and enhance the appearance of food and beverage retail. Our Refrigeration products and services are sold under established brand names, including Carrier Commercial Refrigeration, Carrier Transicold and Sensitech. Refrigeration products and services are sold directly, including to transportation companies and retail stores, and indirectly through equity method investees, independent sales representatives, distributors, wholesalers and dealers.

			Total Increase (Decrease) Year-Over-Year for:
(dollars in millions)	2018	2017	2018 Compared with 2017
Net sales	$4,095	$3,823	$272	7%
Operating Profit	1,353	562	791	141%
	Net sales	Operating profit
Organic / Operational	9%	5%
Foreign currency translation	2%	1%
Acquisitions and divestitures, net	(4)%	(5)%
Restructuring costs	—%	(2)%
Other	—%	142%
Total % change	7%	141%

2018 Compared with 2017

The organic sales increase of 9% was driven primarily by growth in transport refrigeration sales (13%) as well as stronger sales to commercial refrigeration customers (4%).

The organic operational profit increase of 5% was driven by:

•	Profit contribution from higher sales volumes, net of mix (11%)

These increases were partially offset by:

•	Higher selling, general and administrative and research and development costs (5%)
•	Higher commodities, net of price (1%)

The 142% increase in Other is primarily due to the gain recorded during 2018 related to the sale of Taylor.

Fire & Security

Our Fire & Security segment includes a wide range of residential and building systems, including fire, flame, gas, smoke and carbon monoxide detection; portable fire extinguishers; fire suppression systems; intruder alarms; access control systems and video management systems; and electronic controls. Other fire and security service offerings include audit, design, installation and system integration, as well as aftermarket maintenance and repair and monitoring services. Our established brands include Autronica, Chubb, Det-Tronics, Edwards, Fireye, GST, Interlogix, Kidde, LenelS2, Marioff, Onity and Supra. Our Fire & Security products and solutions are sold directly to end customers as well as through manufacturers’ representatives, distributors, dealers, value-added resellers and retail distribution.

			Total Increase (Decrease) Year-Over-Year for:
(dollars in millions)	2018	2017	2018 Compared with 2017
Net sales	$5,531	$5,324	$207	4%
Operating Profit	726	639	87	14%
	Net sales	Operating profit
Organic / Operational	2%	3%
Foreign currency translation	2%	2%
Restructuring costs	—%	4%
Other	—%	5%
Total % change	4%	14%

2018 Compared with 2017

The organic sales increase of 2% was driven primarily by growth in both product sales (2%) and field service and monitoring sales (2%).

The organic operational profit increase of 3% was driven by:

•	Profit contribution from higher sales volumes, net of mix (7%)

This increase was partially offset by:

•	Higher selling, general and administrative costs and research and development costs (3%)
•	Higher commodities, net of price (1%)

The 5% increase in Other primarily reflects the absence of the prior year impact of a product recall program (11%) partially offset the absence of prior year gains on the sale of investments (4%) and non-core businesses (2%).

Eliminations and other and General corporate expenses

	Net sales		Operating profit
(dollars in millions)	2018	2017	2018	2017
Eliminations and other	$(425)	$(378)	$(24)	$(32)
General corporate expenses	—	—	(138)	(140)

Eliminations and other reflects the elimination of sales, other income and operating profit transacted between segments, as well as other infrequently occurring items or items outside of normal business operations, such as divestiture transaction costs. In addition, operating profit within Eliminations and other includes costs associated with the settlement and defense of potential future asbestos-related claims, insurance settlements on asbestos-related matters and the revaluation of any liability for potential future asbestos-related claims. The year-over-year increase in sales eliminations in 2018 as compared with 2017 reflects an increase in the amount of inter-segment eliminations.

General corporate expenses decreased by $2 million from 2017 to 2018. General corporate expenses primarily include allocations of corporate expenses from UTC, which are not necessarily indicative of future expenses and do not necessarily reflect the results that Carrier would have experienced as an independent company for the periods presented.

Liquidity and Financial Condition

Carrier has historically participated in UTC’s centralized treasury management, including centralized cash pooling and overall financing arrangements. However, historically, we have generated operating cash flow sufficient to fund our working capital, capital expenditure and financing requirements. Following the separation, we expect to fund our ongoing operating, investing and financing requirements mainly through cash flows from operations, available liquidity through cash on hand and available bank lines of credit and access to capital markets (including commercial paper programs).

We may incur debt or issue equity as needed. From time to time we may need to access the capital markets to obtain financing. Although we believe that the arrangements in place at the time of the separation and the distribution will permit us to finance our operations on acceptable terms and conditions, our access to, and the availability of, financing on acceptable terms and conditions in the future will be impacted by many factors, including (1) our credit ratings or absence of a credit rating, (2) the liquidity of the overall capital markets and (3) the current state of the economy. There can be no assurance that we will be able to obtain additional financing on terms favorable to us, if at all. Prior to the separation, we expect to enter into a revolving credit agreement with various banks. The credit agreement will be a source of liquidity to support cash requirements and to backstop a commercial paper program. Net cash used for or provided by financing activities is due to transfers to and from UTC. The components of net transfers include: (1) cash transfers from Carrier to UTC; (2) cash investments from UTC used to fund operations, capital expenditures and acquisitions; (3) charges (benefits) for income taxes; (4) receivables and payables between Carrier and UTC; and (5) allocations of UTC’s corporate expenses described elsewhere in this information statement. This net cash used for or provided from financing activities in the historical periods is reflected as changes in UTC’s investment in Carrier.

Following the separation, the capital structure and sources of liquidity for Carrier will change significantly. Carrier will no longer participate in cash management and funding arrangements with UTC. Instead, Carrier’s ability to fund its capital needs will depend on its ongoing ability to generate cash from operations and its access to bank lines of credit and the capital markets.

Cash Flow—Operating Activities

(dollars in millions)	2018	2017
Net cash flows provided by operating activities	$2,055	$2,098

Cash generated from operating activities in 2018 was approximately $43 million lower than 2017. Cash outflows for working capital increased $552 million over the prior period to support higher top line organic growth. The 2018 cash outflows from working capital were $324 million. Accounts receivable, net increased approximately $211 million over 2017 due to an increase in sales volume. Contract assets, current increased $67 million due primarily to revenue recognition in excess of customer billings. Inventory, net and accounts payable and accrued liabilities increased $151 million and $88 million, respectively, primarily driven by increases to support higher sales volume.

Cash Flow—Investing Activities

(dollars in millions)	2018	2017
Net cash flows provided by investing activities	$415	$271

Cash flows provided by investing activities for 2018 and 2017 primarily reflect capital investments in and dispositions of businesses and capital expenditures. Capital expenditures in 2018 ($263 million) primarily relate to new facilities and investments in products and information technology. The $144 million increase in cash flows provided by investing activities was primarily driven by the proceeds of $1.0 billion received from the sale of Taylor in 2018, partially offset by the absence of $596 million in proceeds received from the 2017 sale of our investment in Watsco, Inc., as well as an increase of $134 million in 2018 in cash outflows for acquisitions. Cash investments in businesses, net of cash acquired, in 2018 ($310 million) primarily relate to the acquisition of the S2 business within our Fire & Security segment in the fourth quarter of 2018.

Cash Flow—Financing Activities

(dollars in millions)	2018	2017
Net cash flows used in financing activities	$(2,627)	$(2,193)

Our financing activities primarily include transfers to (and from) UTC. Net cash used in financing activities increased $434 million in 2018 compared to the prior year due to increases in amounts transferred to UTC of $835 million, partially offset by the year-over-year impact of the absence of a 2017 purchase of the remaining noncontrolling shares to reach 100% ownership of the Riello HVAC business ($286 million).

Critical Accounting Estimates

Preparation of our financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Note 3 to the Combined Financial Statements describes the significant accounting policies used in preparation of the combined financial statements. Management believes the most complex and sensitive judgments, because of their significance to the combined financial statements, result primarily from the need to make estimates about the effects of matters that are inherently uncertain. The most significant areas involving management judgments and estimates are described below. Actual results in these areas could differ from management’s estimates.

Revenue Recognition from Contracts with Customers

Effective January 1, 2018, we adopted Accounting Standard Update (“ASU”) 2014-09 and its related amendments (referred to, collectively, as the “New Revenue Standard”) and elected the modified retrospective approach. The adoption of the New Revenue Standard did not have a material impact on revenue, net income or net assets. Note 4 to the Combined Financial Statements contains further detail regarding the adoption of the New Revenue Standard and its impact on the combined financial statements as of, and for, the year ended December 31, 2018.

We recognize revenue on an over-time basis on installation and service contracts related to our HVAC, Refrigeration and Fire & Security service businesses. For contracts recorded on an over-time basis, we measure progress toward completion using costs incurred to date relative to total estimated costs at completion. This over-time basis using an input method requires estimates of future revenues and costs over the full term of product and/or service delivery. Incurred costs represent work performed, which correspond with and best depict transfer of control to the customer. Contract costs are incurred over a period of time, which can generally range from several months to years, and the estimation of these costs requires management’s judgment. We review our cost estimates on significant contracts on a quarterly basis and, for others, at least annually or when circumstances change and warrant a modification to a previous estimate. We record changes in contract estimates using the cumulative catch-up method.

We consider the contractual consideration payable by the customer and assess variable consideration that may affect the total transaction price, including contractual discounts, contract incentive payments, estimates of award fees and other sources of variable consideration, when determining the transaction price of each contract. Variable consideration is included in the estimated transaction price when there is a basis to reasonably estimate the amount. These estimates are based on historical experience, anticipated performance and best judgment at the time. We also consider whether the contracts provide customers with significant financing, although in general our contracts do not contain significant financing.

Income Taxes

The future tax benefit arising from deductible temporary differences and tax carryforwards was $645 million at December 31, 2018 and $644 million at December 31, 2017. Management believes that our earnings during the periods when the temporary differences become deductible will be sufficient to realize the related future income tax benefits, which may be realized over an extended period of time. For those jurisdictions where the expiration date of tax carryforwards or the projected operating results indicate that realization is not likely, a valuation allowance is provided.

In assessing the need for a valuation allowance, we estimate future taxable income, considering the feasibility of ongoing tax planning strategies and the realizability of tax loss carryforwards. Valuation allowances related to deferred tax assets can be affected by changes to tax laws, changes to statutory tax rates and future taxable income levels. In the event we were to determine that we would not be able to realize all or a portion of our deferred tax assets in the future, we would reduce such amounts through an increase to tax expense in the period in which that determination is made or when tax law changes are enacted. Conversely, if we were to determine that we would be able to realize our deferred tax assets in the future in excess of the net carrying amounts, we would decrease the recorded valuation allowance through a decrease to tax expense in the period in which that determination is made.

In the ordinary course of business there is inherent uncertainty in quantifying our income tax positions. We assess our income tax positions and record tax benefits for all years subject to examination based upon management’s evaluation of the facts, circumstances and information available at the reporting date. For those tax positions where it is more likely than not that a tax benefit will be sustained, we have recorded the largest amount of tax benefit with a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where it is not more likely than not that a tax benefit will be sustained, no tax benefit has been recognized in the financial statements. See Notes 3 and 14 to the Combined Financial Statements for further discussion.

Goodwill and Intangible Assets

Our goodwill balance had an aggregate carrying amount of $9.8 billion as of December 31, 2018. Our indefinite-lived intangible asset balance primarily consists of individual trademarks, which had an aggregate carrying amount of $539 million as of December 31, 2018.

We test our reporting units and trademarks for impairment annually as of the first day of our third quarter, or more frequently if events or circumstances indicate it is more likely than not that the fair value of a reporting unit or trademark is less than its carrying amount. Such events and circumstances could include increased competition or unexpected loss of market share, increased input costs beyond projections (for example due to regulatory or industry changes), disposals of significant businesses or components of our business, unexpected business disruptions (for example due to a natural disaster or loss of a customer, supplier or other significant business relationship), unexpected significant declines in operating results or significant adverse changes in the markets in which we operate. We test reporting units for impairment by comparing the estimated fair value of each reporting unit with its carrying amount. We test trademarks for impairment by comparing the estimated fair value of each brand with its carrying amount. If the carrying amount of a reporting unit or trademark exceeds its estimated fair value, we record an impairment loss based on the difference between fair value and carrying amount, in the case of reporting units, not to exceed to the associated carrying amount of goodwill.

Fair value determinations require considerable judgment and are sensitive to changes in underlying assumptions, estimates and market factors. Estimating the fair value of individual reporting units and trademarks requires us to make assumptions and estimates regarding our future plans, as well as industry, economic and regulatory conditions. If current expectations of future growth rates and margins are not met, if market factors outside of our control, such as discount rates, change, or if management’s expectations or plans otherwise change, including as a result of the execution of our global five-year strategic plan, then one or more of our reporting units or trademarks might become impaired in the future.

We utilize the discounted cash flow method under the income approach to estimate the fair value of our reporting units. The discounted cash flow approach relies on our estimates of future cash flows and explicitly addresses factors such as timing, growth and margins, with due consideration given to forecasting risk. We developed these assumptions based on the market and geographic risks unique to each reporting unit. Some of the more significant assumptions inherent in estimating the fair values include the estimated future annual net cash flows for each reporting unit (including net sales, cost of products and services sold, selling, general and administrative expenses, depreciation and amortization, working capital and capital expenditures), income tax rates, long-term growth rates and a discount rate that appropriately reflects the risks inherent in each future cash flow stream. We selected the assumptions used in the financial forecasts using historical data, supplemented by current and anticipated market conditions, estimated growth rates, management’s plans and guideline companies. For all reporting units, the excess of the estimated fair value over carrying value (expressed as a percentage of carrying value) in the 2018 test was a minimum of 55%. A significant increase in the discount rate, decrease in the long-term growth rate or substantial reductions in our end markets and volume assumptions could have a negative impact on the estimated fair value of these reporting units.

For our indefinite-lived assets, a fair value is determined on a relief from royalty methodology, which is based on the implied royalty paid, at an appropriate discount rate, to license the use of an asset rather than owning the asset. Some of the more significant assumptions inherent in estimating the fair values include the estimated future annual net sales for each trademark, royalty rates (as a percentage of net sales that would hypothetically be charged by a licensor of the brand to an unrelated licensee), income tax considerations, long-term growth rates, a discount rate that reflects the level of risk associated with the future cost savings attributable to the brand, and management’s intent to invest in the brand indefinitely. We selected the assumptions used in the financial forecasts using historical data, supplemented by current and anticipated market conditions, estimated product category growth rates, management’s plans and guideline companies. The present value of the after-tax cost savings (i.e., royalty relief) indicates the estimated fair value of the asset. Any excess of the carrying value over the estimated fair value would be recognized as an impairment loss equal to that excess. For all trade names, the excess of the estimated fair value over carrying value (expressed as a percentage of carrying value) in the 2018 test was a minimum of 52%.

Based on the results of these calculations, we determined that the fair value of the reporting units and indefinite-lived intangible assets exceeded their respective carrying values. The estimates of fair value are based on the best information available as of the date of the assessment, which primarily incorporates management assumptions about expected future cash flows. Although these assets are not currently impaired, there can be no assurance that future impairments will not occur. See Note 9 to the Combined Financial Statements for further information.

Employee Benefit Plans

We sponsor domestic and foreign defined benefit pension and other postretirement plans. Major assumptions used in the accounting for these employee benefit plans include the discount rate, expected return on plan assets, rate of increase in employee compensation levels and mortality rates. Assumptions are determined based on company data and appropriate market indicators, and are evaluated each year at December 31. A change in any of these assumptions would have an effect on net periodic pension and postretirement benefit costs reported in the combined financial statements.

In the following table, we show the sensitivity of our pension and other postretirement benefit plan liabilities and net periodic cost to a 25 basis point change in the discount rates for benefit obligations, interest cost and service cost as of December 31, 2018:

(dollars in millions)	Increase in Discount Rate of 25 bps	Decrease in Discount Rate of 25 bps
Pension plans
Projected benefit obligation	$(91.6)	$95
Net periodic pension (benefit) cost	(0.7)	0.5
Other postretirement benefit plans*
Accumulated postretirement benefit obligation	(0.2)	0.2
*	The impact on net periodic postretirement (benefit) cost is less than $0.1 million.

These estimates assume no change in the shape or steepness of the company-specific yield curve used to plot the individual spot rates that will be applied to the future cash outflows for future benefit payments in order to calculate interest and service cost. A flattening of the yield curve, from a narrowing of the spread between interest and obligation discount rates, would increase our net periodic pension cost. Conversely, a steepening of the yield curve, from an increase in the spread between interest and obligation discount rates, would decrease our net periodic pension cost.

Pension expense is also sensitive to changes in the expected long-term rate of asset return. An increase or decrease of 25 basis points in the expected long-term rate of asset return would have decreased or increased 2018 pension expense by approximately $7.1 million.

The weighted-average discount rates used to measure pension liabilities and costs utilize each plan’s specific cash flows and are then compared to high-quality bond indices for reasonableness. For our significant plans, we utilize a full yield curve approach in the estimation of the service cost and interest cost components by applying the specific spot rates along the yield curve used in determination of the benefit obligation to the relevant projected cash flows. Global market interest rates increased in 2018 as compared with 2017 and, as a result, the weighted-average discount rate used to measure pension liabilities increased from 2.5% in 2017 to 2.8% in 2018. The weighted-average discount rates used to measure service cost and interest cost were 2.8% and 2.4%, respectively, in 2018 and 3.1% and 2.5%, respectively, in 2017.

See Note 12 to the Combined Financial Statements for further discussion.

Contingent Liabilities

Our operating units include businesses that sell products and services and conduct operations throughout the world. As described in Note 19 to the Combined Financial Statements, contractual, regulatory and other matters, including asbestos claims, may arise in the ordinary course of business that subject us to claims or litigation. We have recorded reserves in the combined financial statements related to these matters, which are developed using input derived from actuarial estimates and historical and anticipated experience depending on the nature of the reserve, and in certain instances with consultation of legal counsel, internal and external consultants and engineers. Subject to the uncertainties inherent in estimating future costs for these types of liabilities, we believe our estimated reserves are reasonable and do not believe the final determination of the liabilities with respect to these matters would have a material effect on our financial condition, results of operations, liquidity or cash flows for any year.

Environmental Matters

Our operations are subject to environmental regulation by federal, state and local authorities in the United States and regulatory authorities with jurisdiction over our foreign operations. As a result, we have established, and continually update, policies relating to environmental standards of performance for our operations worldwide. We believe that expenditures necessary to comply with the current regulations governing environmental protection will not have a material adverse effect upon our competitive position, results of operations, cash flows or financial condition.

We have identified 241 locations, mostly in the United States, at which we may have some liability for remediating contamination. We have resolved our liability at 111 of these locations. We do not believe that any individual location’s exposure will have a material adverse effect on our results of operations. Sites in the investigation, remediation or operation and maintenance stage represent approximately 88% of our accrued environmental remediation reserve.

We have been identified as a potentially responsible party under the Comprehensive Environmental Response Compensation and Liability Act (“CERCLA” or “Superfund”) at 35 sites. The number of Superfund sites, in and of itself, does not represent a relevant measure of liability because the nature and extent of environmental concerns vary from site to site and our share of responsibility varies from sole responsibility to very little responsibility. In estimating our liability for remediation, we consider our likely proportionate share of the anticipated remediation expense and the ability of other potentially responsible parties to fulfill their obligations.

At December 31, 2018 and 2017, we had $215 and $217 million, respectively, reserved for environmental remediation. See Note 19 to the Combined Financial Statements for additional discussion on environmental obligations.

Asbestos Matters

Our estimated total liability to resolve all pending and unasserted potential future asbestos claims through 2059 is approximately $253 million and is principally recorded in Other long-term liabilities in the combined financial statements as of December 31, 2018. This amount is on an undiscounted, pre-tax basis, and excludes the legal fees to defend the asbestos claims, which are expensed by us as they are incurred. In addition, we have an insurance recovery receivable for probable asbestos related recoveries of approximately $108 million, which is included primarily in Other assets in the combined financial statements as of December 31, 2018. See “Business—Legal Proceedings—Asbestos” for further discussion of the estimated liabilities and insurance recoveries. See Note 19 to the Combined Financial Statements for further discussion of these matters.

Off-Balance Sheet Arrangements and Contractual Obligations

We extend a variety of financial guarantees to third parties in support of our business. We also have obligations arising from environmental, health and safety, tax and employment matters. Circumstances that could cause the contingent obligations and liabilities arising from these arrangements to come to fruition include changes in an underlying transaction, non-performance under a contract or deterioration in the financial condition of the guaranteed party.

A summary of our combined contractual obligations and commitments as of December 31, 2018 is as follows:

		Payments due by period
(dollars in millions)	Total	2019	2020-2021	2022-2023	Thereafter
Operating leases	$685	$189	$256	$129	$111
Purchase obligations	1,149	998	112	31	8
Other long-term liabilities	730	233	189	115	193
Total contractual obligations	$2,564	$1,420	$557	$275	$312

Operating leases include amounts related to future contractual payments on our leases for land and buildings, vehicles and machinery and equipment.

Purchase obligations include amounts committed for the purchase of goods and services under legally enforceable contracts or purchase orders. Where it is not practically feasible to determine the legally enforceable portion of our obligation under certain of our long-term purchase agreements, we include additional expected purchase obligations beyond what is legally enforceable.

Other long-term liabilities primarily include those amounts on our December 31, 2018 balance sheet representing obligations under product service and warranty policies, estimated environmental remediation costs and expected contributions under employee benefit programs. The timing of expected cash flows associated with these obligations is based upon management’s estimates over the terms of these agreements and is largely based upon historical experience.

The above table also does not reflect unrecognized tax benefits of $316 million, the timing of which is uncertain to become payable. See Note 14 to the Combined Financial Statements for additional discussion on unrecognized tax benefits.

Recent Accounting Pronouncements

See Note 3 to the Combined Financial Statements for a discussion of recent accounting pronouncements and their effect on us.

Market Risk and Risk Management

Carrier is exposed to fluctuations in foreign currency exchange rates, interest rates and commodity prices. To manage certain of those exposures, we primarily use foreign currency forward contracts, swaps and options. These hedging activities provide only limited protection against currency exchange and credit risks. Factors that could influence the effectiveness of these hedging programs include currency markets, the availability of hedging instruments and the liquidity of the credit markets.

Foreign Currency Exposures

We transact business in various foreign currencies, which exposes our cash flows and earnings to changes in foreign currency exchange rates. These exposures include the translation of local currency balances of foreign subsidiaries, remeasurement of assets and liabilities denominated in foreign currencies and other transactions involving foreign currencies. We attempt to manage foreign currency transaction exposures through operational strategies and the use of foreign currency hedging contracts. While the objective of our hedging program is to minimize the foreign currency exchange impact on operating results, there may be variances between the hedging and underlying exposure gains and losses because of the length of certain hedging contracts. Carrier does not enter into hedging contracts for speculative purposes.

Commodity Price Exposures

We are exposed to volatility in the prices of raw materials used in some of our products, and from time to time we may use forward contracts in limited circumstances to manage some of those exposures. In the future, if hedges are utilized, gains and losses may affect earnings. There were no significant outstanding commodity hedges as of December 31, 2018.

MANAGEMENT

Executive Officers Following the Distribution

The following table sets forth information as of [         ], 2020 regarding the individuals who are expected to serve as executive officers of Carrier following the completion of the distribution. Carrier is in the process of identifying the other persons who are expected to serve as its executive officers following the completion of the distribution and will include information concerning those persons in an amendment to this information statement. Some of Carrier’s executive officers are currently executive officers and employees of UTC, but will cease to hold such positions upon the consummation of the distribution. See “Directors.”

Name	Age	Position
John V. Faraci	69	Executive Chairman
David L. Gitlin	50	President and Chief Executive Officer
Timothy McLevish	64	Executive Vice President and Chief Financial Officer

John V. Faraci. Mr. Faraci served as Chairman and Chief Executive Officer of International Paper (paper, packaging and distribution) from 2003 to 2014. Earlier in 2003, he was elected as President and director of that company, and served as its Executive Vice President and Chief Financial Officer from 2000 to 2003. From 1995 to 1999, Mr. Faraci was Chief Executive Officer and managing director of Carter Holt Harvey Ltd., a former New Zealand subsidiary of International Paper. He first joined International Paper in 1974. Mr. Faraci is an Operating Partner with Advent International (global private equity). He is a director of ConocoPhillips Company, PPG Industries, Inc. and United States Steel Corporation, and until [         ], was a director of UTC. He serves on the board of the National Fish and Wildlife Foundation and is Chairman of the Board of Trustees of Denison University. Mr. Faraci is also a member of the Royal Bank of Canada Advisory Board, a member of the Board of Trustees of the American Enterprise Institute and a member of the Council on Foreign Relations. Mr. Faraci holds a bachelor’s degree from Denison University and an MBA from the University of Michigan’s Ross School of Business.

David L. Gitlin. Mr. Gitlin, a 22-year veteran of UTC, was appointed President and Chief Executive Officer of Carrier in June 2019. He most recently served as President and Chief Operating Officer of Collins Aerospace Systems from 2018 to 2019. Previously, Mr. Gitlin was President of UTC Aerospace Systems from 2015 to 2018 and, after leading the integration of Goodrich Corporation with UTC’s Hamilton Sundstrand business unit from 2011 to 2012, he served as both Senior Vice President and President of UTC Aerospace Systems’ Aircraft Systems segment between 2012 and 2015. Prior to the formation of UTC Aerospace Systems, Mr. Gitlin served in various other roles at Hamilton Sundstrand from 2002 to 2011 as President of Aerospace Customers & Business Development; President of Auxiliary Power, Engine & Control Systems; Vice President and General Manager of Hamilton Sundstrand Power Systems; Vice President of Pratt & Whitney Programs; and General Manager of Rolls-Royce/General Electric Programs. Before joining Hamilton Sundstrand, Mr. Gitlin served in roles at UTC headquarters and Pratt & Whitney from 1997 to 2002 focused on mergers and acquisitions. In addition to his leadership roles, he has extensive experience in business development, strategy, and mergers and acquisitions. Mr. Gitlin holds a bachelor’s degree from Cornell University, a Juris Doctorate from the University of Connecticut and an MBA from the MIT Sloan School of Management.

Timothy McLevish. Mr. McLevish was appointed Executive Vice President and Chief Financial Officer of Carrier in October 2019. He joined Carrier from Walgreens Boots Alliance, Inc., where he served as Senior Advisor to the Chief Executive Officer from 2018 to 2019 and from 2015 to 2016, and as Executive Vice President and Chief Financial Officer, first of Walgreens Co. then of Walgreens Boots Alliance, Inc., from 2014 to 2015. In 2016 and 2017 he served as the Executive Chairman of Lamb Weston Holdings, Inc. Prior to joining Walgreens, Mr. McLevish served as Executive Vice President and Chief Financial Officer for Kraft Foods Group, Inc. from 2012 to 2013, and as Executive Vice President in 2014. Prior to that, he served as Executive Vice President and advisor to the Chief Executive Officer of Kraft Foods, Inc. from 2011 to 2012, leading the separation of Kraft Foods Group, Inc. from Kraft Foods, Inc. (since renamed Mondelēz International, Inc.) and, from 2007 to 2011, he served as Executive Vice President and Chief Financial Officer of Kraft Foods, Inc. Prior to Kraft, Mr. McLevish served as Senior Vice President and Chief Financial Officer of Ingersoll-Rand Company Limited from 2002 to 2007 and as Vice President and Chief Financial Officer of The Mead Corporation from 1999 to 2002. Mr. McLevish has served as a director of Kennametal Inc. since 2004 and as a director of R.R. Donnelly & Sons Company since 2016. He served as a director of URS Corporation from 2012 to 2014, ConAgra Foods, Inc. from 2015 to 2016, US Foods, Inc. in 2016 and, as noted above, of Lamb Weston Holdings, Inc. from 2016 to 2017. Mr. McLevish holds a bachelor’s degree from the University of Minnesota and an MBA from Harvard Business School.

DIRECTORS

Board of Directors Following the Distribution

The following table sets forth information as of [         ], 2020 regarding those persons who are expected to serve on Carrier’s Board of Directors (the “Board”) following completion of the distribution and until their respective successors are duly elected and qualified. Carrier is in the process of identifying the other persons who are expected to serve on the Board following the completion of the distribution and will include information concerning those persons in an amendment to this information statement. Carrier’s amended and restated certificate of incorporation and amended and restated bylaws will provide that directors will be elected annually.

Name	Age	Position
John V. Faraci	69	Executive Chairman
David L. Gitlin	50	Director, President and Chief Executive Officer

John V. Faraci. Mr. Faraci served as Chairman and Chief Executive Officer of International Paper (paper, packaging and distribution) from 2003 to 2014. Earlier in 2003, he was elected as President and director of that company, and served as its Executive Vice President and Chief Financial Officer from 2000 to 2003. From 1995 to 1999, Mr. Faraci was Chief Executive Officer and managing director of Carter Holt Harvey Ltd., a former New Zealand subsidiary of International Paper. He first joined International Paper in 1974. Mr. Faraci is an Operating Partner with Advent International (global private equity). He is a director of ConocoPhillips Company, PPG Industries, Inc. and United States Steel Corporation, and until [         ], was a director of UTC. He serves on the board of the National Fish and Wildlife Foundation and is Chairman of the Board of Trustees of Denison University. Mr. Faraci is also a member of the Royal Bank of Canada Advisory Board, the Board of Trustees of the American Enterprise Institute and a member of the Council on Foreign Relations. Mr. Faraci holds a bachelor’s degree from Denison University and an MBA from the University of Michigan’s Ross School of Business.

David L. Gitlin. Mr. Gitlin, a 22-year veteran of UTC, was appointed President and Chief Executive Officer of Carrier in June 2019. He most recently served as President and Chief Operating Officer of Collins Aerospace Systems from 2018 to 2019. Previously, Mr. Gitlin was President of UTC Aerospace Systems from 2015 to 2018 and, after leading the integration of Goodrich Corporation with UTC’s Hamilton Sundstrand business unit from 2011 to 2012, he served as both Senior Vice President and President of UTC Aerospace Systems’ Aircraft Systems segment between 2012 and 2015. Prior to the formation of UTC Aerospace Systems, Mr. Gitlin served in various other roles at Hamilton Sundstrand from 2002 to 2011 as President of Aerospace Customers & Business Development; President of Auxiliary Power, Engine & Control Systems; Vice President and General Manager of Hamilton Sundstrand Power Systems; Vice President of Pratt & Whitney Programs; and General Manager of Rolls-Royce/General Electric Programs. Before joining Hamilton Sundstrand, Mr. Gitlin served in roles at UTC headquarters and Pratt & Whitney from 1997 to 2002 focused on mergers and acquisitions. In addition to his leadership roles, he has extensive experience in business development, strategy, and mergers and acquisitions. Mr. Gitlin holds a bachelor’s degree from Cornell University, a Juris Doctorate from the University of Connecticut and an MBA from the MIT Sloan School of Management.

Director Independence

Under our Director Independence Policy and the stock exchange listing standards, a majority of our directors must be independent, meaning that the director does not have a direct or indirect material relationship with Carrier (other than as a director). The Director Independence Policy will guide the independence determination and will include the categories of relationships that the Board has determined are not material relationships that would impair a director’s independence. The Director independence Policy will be available on our website in connection with the distribution.

Before joining the Board and annually thereafter, each director will complete a questionnaire seeking information about relationships and transactions that may require disclosure, that may affect the independence determination, or that may affect heightened independence standards that apply to members of the Audit and Compensation Committees. The Governance Committee will complete an assessment considering all known relevant facts and circumstances about those relationships bearing on the independence of a director or nominee. The assessment will also consider sales and purchases of products and services, in the ordinary course of business, between Carrier (including its subsidiaries) and other companies or charitable organizations, where directors and nominees (and their immediate family members) may have relationships pertinent to the independence determination.

The Board is expected to affirmatively determine that all of the directors, other than John V. Faraci and David L. Gitlin, who are employed by Carrier, are independent under Carrier’s Director Independence Policy and the stock exchange listing standards because none of the directors, other than John V. Faraci and David L. Gitlin, has a business, financial, family or other relationship with Carrier that is considered material.

Board Committees

Effective upon the completion of the distribution, the Board will have the following three standing committees: Audit; Governance; and Compensation. Each standing committee is expected to be composed exclusively of independent directors. Each standing committee will have the authority to retain independent advisors to assist in the fulfillment of its responsibilities, to approve the fees paid to those advisors and to terminate their engagements. The Board is expected to adopt written charters for each committee, which will be made available on our website in connection with the distribution.

Audit
[ ] (Chair) [ ]	•
Assists the Board in overseeing: the integrity of Carrier’s financial statements; the independence, qualifications and performance of Carrier’s internal and external auditors; Carrier’s compliance with its policies and procedures, internal controls, Code of Ethics, and applicable laws and regulations; and policies and procedures relating to risk assessment and management

	•	Nominates, for appointment by shareowners, an accounting firm to serve as Carrier’s independent auditor and maintains responsibility for compensation, retention and oversight of the auditor
	•	Pre-approves all audit services and permitted non-audit services to be performed for Carrier by its independent auditor
	•	Reviews and approves the appointment and replacement of the senior Internal Audit executive
	•	Reviews and assists the Board in overseeing the management of Carrier’s financial resources and financial risks
•
Reviews and assists the Board in overseeing policies and programs relating to the management of foreign exchange exposure, interest rates; raw materials prices; investment of pension assets; and insurance and risk management

	•	Reviews and assists the Board in overseeing strategies and plans for certain acquisitions and divestitures, including discussion of possible transactions and their financial impact

Governance
[ ] (Chair) [ ]	•	Identifies and recommends qualified candidates for election to the Board
	•	Develops and recommends appropriate corporate governance guidelines
	•	Oversees the design and conduct of the annual self-evaluation of the Board, its committees and individual directors
	•	Recommends appropriate compensation of directors
	•	Submits to the Board recommendations for committee assignments
	•	Reviews and monitors the orientation of new Board members and the continuing education of all directors
	•	Reviews and oversees Carrier’s positions on significant public issues and corporate social responsibility, including diversity, the environment and safety
Compensation
[ ] (Chair) [ ]	•	Reviews Carrier’s executive compensation policies and practices to ensure that they adequately and appropriately align executive and shareowner interests
	•	Reviews and approves the design of and sets performance goals for the annual bonus and long-term incentive awards for executives
	•	Evaluates the performance of Carrier and its Named Executive Officers relative to the pre-established performance goals set by the Committee for the annual and long-term incentive programs
	•	Approves compensation levels for Executive Leadership Group (“ELG”) members and executive officers
	•	Reviews a risk assessment of Carrier’s compensation policies, plans and practices

How We Make Pay Decisions and Assess Our Programs

During our fiscal year ended December 31, 2018, Carrier was not an independent public company, and did not have a compensation committee or any other committee serving a similar function. Decisions regarding the compensation of those who currently serve as our executive officers were made by UTC, as described in the section of this information statement entitled “Executive Compensation — Compensation Discussion and Analysis.”

Corporate Governance

Our Commitment to Sound Corporate Governance

Carrier will be committed to strong corporate governance practices that will be designed to maintain high standards of oversight, accountability, integrity and ethics while promoting long-term growth in shareowner value.

Our governance structure will enable independent, experienced and accomplished directors to provide advice, insight and oversight to advance the interests of Carrier and our shareowners. Carrier will strive to maintain sound governance standards, to be reflected in our Code of Ethics, Governance Guidelines, our systematic approach to risk management, and our commitment to transparent financial reporting and strong internal controls.

The following documents will be made available on the Corporate Governance section of our website (www.carrier.com) in connection with the separation, where you will be able to access information about corporate governance at Carrier:

•	Governance Guidelines;
•	Board Committee Charters;
•	Certificate of Incorporation and Bylaws;

•	Code of Ethics;
•	Director Independence Policy;
•	Related Person Transactions Policy;
•	Public Activities;
•	Stock ownership requirements;
•	Information about our anonymous reporting program, which allows Carrier’s employees and other stakeholders to identify potential instances of non-compliance or unethical practices confidentially and outside the usual management channels; and
•	Information about how to communicate concerns to the Board and management.

The Carrier website and the information contained therein or connected thereto are not incorporated into this information statement or the registration statement of which this information statement forms a part, or in any other filings with, or any information furnished or submitted to, the SEC.

Shareowner Engagement

We will plan to solicit feedback on an annual basis from our largest shareowners with respect to changes that the Board (or a Committee) is considering regarding Carrier’s executive compensation program and our corporate governance practices. Each year after the proxy statement relating to our annual meeting of shareowners is filed, we will plan to hold discussions that generally focus on the clarity and effectiveness of our disclosures and on matters that are of interest to investors. We will also discuss other topics with investors, such as leadership structure, corporate social responsibility and Carrier’s diversity and sustainability initiatives.

In addition, management and independent directors will routinely engage with our shareowners on financial performance, capital allocation and business strategy.

Criteria for Board Membership

The following attributes are essential for all Carrier directors, and we will look to see that the Board exhibits these attributes:

•	Objectivity and independence in making informed business decisions;
•	Extensive knowledge, experience and judgment;
•	The highest integrity;
•	Diversity of perspective;
•	A willingness to devote the extensive time necessary to fulfill a director’s duties;
•	An appreciation for the role of the corporation in society; and
•	Loyalty to the interests of Carrier and its shareowners.

While we will not have a policy on Board diversity, a director’s ability to contribute to the diversity of perspectives necessary in Board deliberations is an attribute that is critical to Carrier’s success.

We are evaluating the principal skills and expertise that are essential to effective oversight in light of Carrier’s business requirements and strategy.

Board Leadership Structure

The Governance Committee is expected to routinely review our governance practices and board leadership structure.

As of the completion of the distribution, it is expected that John V. Faraci will serve as Executive Chairman. Under our Governance Guidelines to be adopted in connection with the distribution, the Board will designate a non-employee director to serve as Lead Director when the Chairman is not independent. As an employee of Carrier, Mr. Faraci will not be an independent director. It is expected that [         ] will serve as the Lead Director as of the completion of the distribution.

Carrier’s independent directors are expected to meet in regularly scheduled private sessions without management and in additional sessions when requested.

Board Self-Evaluation Process

The Board is expected to evaluate annually its own performance and that of the standing committees and individual directors. The Governance Committee will be responsible for and oversee the design and the manner in which the annual self-evaluation is completed. The Lead Director and the Governance Committee Chair will jointly lead the self-evaluation process.

The self-evaluation will inform the Board’s consideration of the following:

•	Board roles;
•	Opportunities to increase the Board’s effectiveness, including the addition of new skills and expertise;
•	Refreshment objectives, including composition and diversity; and
•	Succession planning.

The self-evaluation process is expected to generate improvements to our corporate governance practices and the Board’s effectiveness.

Board Refreshment and Nominating Process

The Governance Committee is expected to regularly review with the Board the key skills and areas of expertise that are most important in selecting candidates to serve as directors, taking into account Carrier’s operations and the mix of capabilities and experience already represented on the Board. As part of the Board’s annual evaluation of its overall effectiveness, the Board will consider whether its composition reflects the diversity of experience, skills and perspectives that continuously enhance the Board’s ability to carry out its oversight role and to effectively support Carrier’s growth and strategy. Based on these considerations, the Board will adjust the priority it gives to various director qualifications when identifying candidates.

The Governance Guidelines and the amended and restated bylaws will not impose term limits on directors because Carrier believes that a director who serves for an extended period will develop a deep understanding of Carrier’s history, practices and strategy and will therefore be uniquely positioned to provide insight and perspective regarding Carrier’s operations and strategic direction. However, the Governance Guidelines will provide for a mandatory retirement age of 75 for directors in order to facilitate the Board’s continuing refreshment. The Governance Guidelines will provide that the Board will retain the authority to approve exceptions to this policy based upon special circumstances. Additionally, the Board’s self-evaluation process, including individual director evaluations, is expected to contribute to the Governance Committee’s consideration of each incumbent’s skills and expertise as part of the nomination and refreshment process.

The Governance Committee will consider candidates recommended by directors, management and shareowners who meet the qualifications Carrier seeks in its directors. The Governance Committee may also engage search firms to assist in identifying and evaluating qualified candidates and to ensure that the Governance Committee is considering a large and diverse pool of potential candidates. The amended and restated certificate of incorporation and amended and restated bylaws will provide that directors will be elected annually and the Governance Guidelines will provide for majority voting for directors in uncontested elections.

The amended and restated bylaws will establish advance notice procedures with respect to the nomination by shareowners of candidates for election as a director. Eligible shareowners will also be permitted to include their own director nominees in Carrier’s proxy materials under the circumstances set forth in the amended and restated bylaws. Generally, a shareowner or a group of up to 20 shareowners, who has maintained continuous qualifying ownership of at least 3 percent of Carrier’s outstanding common stock for at least three years, will be permitted to include director nominees constituting up to 20 percent of the board of directors in the proxy materials for an annual meeting of shareowners if such shareowner or group of shareowners complies with the other requirements set forth in the proxy access provision of the amended and restated bylaws. A copy of the amended and restated bylaws will be available on our website.

How We Will Manage Risk

Carrier encounters a range of risks, including legal, financial, operational, strategic and reputational. Among these broad categories, specific risks include human capital, market conditions, the overall political climate, and the impact of disruptive events, such as natural disasters.

To manage these risks, Carrier will implement a comprehensive enterprise risk management (“ERM”) program in connection with the distribution that will conform to the Enterprise Risk – Management Integrated Framework established by the Committee of Sponsoring Organizations of the Treadway Commission. As part of Carrier’s ERM program, the Vice President, Global Ethics & Compliance will be responsible for identifying and reporting to the Executive Chairman and the President and Chief Executive Officer, the notable business and compliance risks that could affect business operating plans and strategic initiatives, assessing the likelihood and potential impact of the pertinent risks and designing mitigation plans. The Executive Chairman, President and Chief Executive Officer, Chief Financial Officer and General Counsel will report to the Board at least annually on business risks, compliance risks, functional risks and the associated mitigation plans.

The full Board will be responsible for the oversight of Carrier’s risk management process and structure, while the Audit Committee will oversee Carrier’s overall policies and practices for enterprise risk management. In addition, responsibility for the oversight of specific risk categories will be allocated among the Board and its committees as follows:

Full Board of Directors	Audit Committee	Governance Committee	Compensation Committee
• Risk management program • Major strategies and business objectives • Most significant risks, such as major litigation • Succession planning • Government relations	• Financial • Operational • Compliance • Reputational • Strategic • Cybersecurity	• Corporate governance • Director candidate review • Conflicts of interest • Director independence • Environment • Safety • Equal employment opportunity • Public policy issues	• Compensation and benefits policies, practices and plans • Incentive plan performance metrics and goals • Compensation levels for senior leaders • Compensation plan design • Executive retention

Through Carrier’s ERM framework, the Compensation Committee will identify, monitor and mitigate compensation risk in the following ways:

•	Emphasis on Long-Term Performance. Long-term incentives will be the cornerstone of Carrier’s executive compensation program. Our long-term incentive program will incorporate long-term financial performance metrics which align executive and shareowner interests.
•	Rigorous Share Ownership Requirements. Carrier will maintain significant share ownership requirements for our senior executives and directors. These requirements are intended to reduce risk by aligning the economic interests of executives and directors with those of our shareowners. A significant stake in future performance discourages the pursuit of short-term opportunities that can create excessive risk.
•	Prohibition on Short Sales, Pledging and Hedging of Carrier Securities. Carrier will prohibit directors, officers and employees from entering into transactions involving short sales of our securities. Further, directors and executive officers will be prohibited from pledging or assigning an interest in Carrier stock, stock options or other equity interests as collateral for a loan. Transactions in put options, call options or other derivative securities that have the effect of hedging the value of Carrier securities will also be prohibited, whether the securities were granted to or otherwise acquired or held, directly or indirectly, by the applicable director or executive.

•	Comprehensive Clawback Policy. Carrier will maintain a comprehensive policy on recoupment that applies to both annual and long-term incentive compensation. The policy will allow Carrier to claw back compensation in a number of circumstances, including, but not limited to, financial restatements, compensation earned as a result of financial miscalculations, violations of Carrier’s Code of Ethics and violations of post-employment restrictive covenants.
•	Post-Employment Covenants. ELG members (which will include each of our named executive officers) will be restricted in engaging in post-employment activities detrimental to Carrier, such as disclosing proprietary information, soliciting Carrier employees or engaging in competitive activities.

Corporate Governance Information, Code of Ethics and How to Contact the Board

The Code of Ethics will apply to all directors and employees, including the principal executive, financial and accounting officers. Shareowners and other interested persons may send communications to the Board, the Lead Director, or one or more independent directors by (1) using the contact information provided on the Corporate Governance section of Carrier’s website at www.carrier.com, (2) letter addressed to the Corporate Secretary (see above for contact information) or (3) contacting Carrier’s anonymous reporting program at 1-[         ]. Communications relating to Carrier’s accounting, internal controls, auditing matters or business practices will be reviewed by Carrier’s Vice President, Global Ethics & Compliance and reported to the Audit Committee pursuant to the Carrier Governance Guidelines. All other communications will be reviewed by the Carrier Corporate Secretary and reported to the Board, as appropriate, pursuant to the Governance Guidelines.

Procedures for Approval of Related Persons Transactions

Carrier will adopt a written policy for the review of transactions with related persons (the “Related Person Transactions Policy”). The Related Person Transactions Policy will require review, approval or ratification of transactions exceeding $120,000 in which Carrier or any of its subsidiaries is a participant and in which a Carrier director, executive officer, a beneficial owner of five percent or more of Carrier’s outstanding shares, or an immediate family member of any of the foregoing persons, has a direct or indirect material interest. Any such transactions, other than specified pre-approved transactions that require annual reporting, will be required to be reported for review by the Carrier Corporate Secretary who will, in consultation with the Vice President, Global Ethics & Compliance, assess whether the transaction is a transaction with a related person, as such term is defined under Carrier’s policy and the relevant SEC rules. Following this review, the Governance Committee will determine whether the transaction can be approved or not, based on whether the transaction is determined to be in, or not inconsistent with, the best interests of Carrier and its shareowners. In making this determination, the Governance Committee will take into consideration whether the transaction is on terms no less favorable to Carrier than those available with other parties and the related person’s interest in the transaction. Carrier’s policy generally will permit employment of relatives of related persons possessing qualifications consistent with Carrier’s requirements for non-related persons in similar circumstances if the employment is approved by the Vice President & Chief Human Resources Officer and the Vice President, Global Ethics & Compliance.

DIRECTOR COMPENSATION

The Carrier director compensation program will be subject to the review and approval of the Board or a committee thereof after the distribution. The Compensation Committee of the UTC Board of Directors has approved an initial director compensation program for Carrier that is designed to enable ongoing attraction and retention of highly qualified directors and to address the time, effort, expertise and accountability required of active Board membership. This program is described in further detail below.

Treatment of outstanding UTC equity-based compensation awards held by Carrier non-employee directors in connection with the distribution is described under “The Separation and Distribution—Treatment of Equity-Based Compensation.”

Annual Retainer

The following chart shows the initial annual retainers for non-employee directors. 40% is payable in cash and the remaining 60% is payable in deferred stock units, although a director also may elect to receive 100% of the retainer in deferred stock units.

Role	Cash ($)	Deferred Stock Units ($)	Total ($)
All Directors (base retainer) Incremental Amount Above Base Retainer*	$124,000	$186,000	$310,000
Lead Director	$14,000	$21,000	$35,000
Audit Committee Chair	$10,000	$15,000	$25,000
Audit Committee Member	$6,000	$9,000	$15,000
Compensation Committee Chair	$8,000	$12,000	$20,000
Governance Committee Chair	$8,000	$12,000	$20,000
*	Directors serving in multiple leadership roles receive incremental compensation for each role.

Directors do not receive additional compensation for attending regularly scheduled Board or committee meetings, but do receive an additional $5,000 for each special meeting attended in person.

Annual retainers are paid each year following the annual meeting of shareowners. New directors joining the Board between the annual meeting of shareowners and the end of September receive 100% of the annual retainer. Directors joining the Board between October and the next annual meeting of shareowners receive 50% of the annual retainer for the year they joined the Board.

After a non-employee director leaves the Board, deferred stock units are converted into shares of common stock, payable either in a lump-sum or in 10- or 15-year installments in accordance with the director’s prior election. When Carrier pays a dividend on its common stock, each non-employee director is credited with additional deferred stock units equal in value to the dividend paid on the corresponding number of shares of Carrier.

For a description of the adjustments that are expected to be made to outstanding UTC equity-based compensation awards, including those held by Carrier directors who previously served on the UTC Board of Directors, in connection with the distribution, see “The Separation and Distribution—Treatment of Equity-Based Compensation.”

Executive Chairman Compensation

Carrier’s Executive Chairman, John V. Faraci, will receive a base salary of $1,000,000 per year and an annual long-term incentive award opportunity of $1,500,000.

Director Share Ownership Requirements

Each Carrier non-employee director will be required to own Carrier common stock (including deferred stock units) with a value equal to five times such director’s annual base cash retainer (or, in the case of the Executive Chairman, his annual base salary). Directors must achieve the required stock ownership level within five years after joining the Board.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Introduction

Carrier is currently a subsidiary of UTC and not an independent public company, and its compensation committee has not yet been formed. Decisions regarding the past compensation of the named executive officers of Carrier were made by the Compensation Committee of the UTC Board of Directors (referred to in this section as the “UTC Compensation Committee”) if the executive previously served as an executive officer or ELG member of UTC, or otherwise by UTC management. After the distribution, Carrier’s executive compensation programs, policies and practices for its executive officers and ELG members will be subject to the review and approval of the compensation committee of the Board.

For purposes of this Compensation Discussion and Analysis and the following executive compensation tables, the individuals referred to as the “named executive officers” are Carrier’s Chief Executive Officer, Chief Financial Officer and, of the other individuals who have been designated as Carrier’s executive officers, the three most highly compensated based on 2019 compensation from UTC. The individuals who have been designated as Chief Executive Officer and Chief Financial Officer are listed below. Prior to the effectiveness of the registration statement of which this information statement forms a part, the other Carrier named executive officers will be identified in this Compensation Discussion and Analysis.

•	David L. Gitlin, President and Chief Executive Officer
•	Timothy McLevish, Chief Financial Officer

The following sections of this Compensation Discussion and Analysis describe UTC’s executive compensation philosophy, executive compensation program elements and certain UTC executive compensation plans, policies and practices, as well as certain aspects of Carrier’s anticipated compensation structure following the distribution. Prior to the effectiveness of the registration statement of which this information statement forms a part, information regarding the 2019 compensation of Carrier’s named executive officers will be disclosed in this Compensation Discussion and Analysis in accordance with the rules and regulations of the SEC.

UTC COMPENSATION PHILOSOPHY AND PROCESS

UTC’s Executive Compensation Philosophy

The UTC Compensation Committee believes that there must be a meaningful link between the compensation paid to UTC’s executives and UTC’s goal of long-term, sustainable growth for its shareowners. This core philosophy is embedded in the following principles, which guide all aspects of UTC’s compensation program:

UTC’S GUIDING PRINCIPLES FOR EXECUTIVE COMPENSATION

Competitiveness	Long-Term Focus	Balance

Total compensation should be sufficiently competitive to attract, retain and motivate a leadership team capable of maximizing UTC’s performance. Each element should be benchmarked relative to peers.
For UTC’s most senior executives, long-term, stock-based compensation opportunities should significantly outweigh short-term, cash-based opportunities. Annual objectives should complement sustainable, long-term performance.

The portion of total compensation contingent on performance should increase with an executive’s level of responsibility. Annual and long-term incentive opportunities should reward the appropriate balance of short-, medium- and long-term financial, strategic and operational business results.

Pay-for-Performance	Responsibility	Shareowner Alignment

A substantial portion of compensation should be variable, contingent and directly linked to individual, company and business unit performance.
A complete commitment to ethical and corporate responsibility is a fundamental principle incorporated into all aspects of UTC’s compensation program. Compensation should take into account each executive’s responsibility to act at all times in accordance with UTC’s Code of Ethics and its environmental, health and safety objectives. Financial, strategic and operational performance must not compromise these values.

The financial interests of executives should be aligned with the long-term interests of UTC’s share owners through stock-based compensation and performance metrics that correlate with long-term shareowner value.

How UTC Makes Pay Decisions and Assesses Its Programs

WHO DOES WHAT

UTC Compensation Committee	Chief Executive Officer
Oversees UTC’s programs

•   Sets financial, strategic and operational goals
    and objectives for UTC, the business units and
    UTC’s Chief Executive Officer, as they relate to
    the annual and long-term incentive programs.

 •   Assesses UTC, business unit and UTC named
    executive officer performance relative to the
    pre-established goals and objectives set for the
    year.

 •   Approves UTC’s Chief Executive Officer pay
    adjustments based on its assessment of UTC’s
    Chief Executive Officer performance.

•   Reviews the UTC’s Chief Executive Officer’s
    recommendations for pay changes for UTC
    Executive Leadership Group (“UTC ELG”)
    members and UTC executive officers, and makes
    adjustments as appropriate.

•   Evaluates the competitiveness of the compensation
    packages for UTC ELG members and UTC
    executive officers.

•   Approves all UTC executive compensation program
    design changes, including severance,
    change-in-control and supplemental benefit
    arrangements.

•   Reviews risk assessments of UTC’s compensation
    plans, policies and practices.

•   Considers UTC shareowner input regarding UTC’s
    executive compensation decisions and policies.

•   All decisions are subject to review by the other
    independent directors.

Provides selective input to the UTC Compensation Committee

•   Considers the performance of each UTC ELG
    member/UTC executive officer, his or her business
    unit and/or function, market benchmarks, internal
    equity and retention risk when determining pay
    recommendations.

 •   Presents the UTC Compensation Committee with
    recommendations for each principal element of
    compensation for UTC ELG members (including
    the other UTC named executive officers) and UTC
    executive officers.

 •   Does not have any role in the UTC Compensation
    Committee’s determination of his own
    compensation.

UTC Management and the Independent Consultant	UTC Shareowners
Provide insight and assistance	Provide feedback on UTC’s programs

UTC’s Executive Vice President & Chief Human Resources Officer, along with UTC’s Human Resources staff and the independent compensation consultant, provide insights on UTC’s program design and compensation market data to assist the UTC Compensation Committee with its decisions. UTC management also has been delegated oversight responsibility over UTC executive compensation plan administration.

In assessing UTC’s program each year, the UTC Compensation Committee reviews the feedback received from UTC’s shareowners. This feedback, along with other factors, helps the UTC Compensation Committee in its decisions and its ongoing assessment of the effectiveness of UTC’s program.

Role of UTC Compensation Committee’s Independent Compensation Consultant

The UTC Compensation Committee has retained Pearl Meyer & Partners (“Pearl Meyer”) to serve as its executive compensation consultant. Although Pearl Meyer may make recommendations on the form and amount of compensation, the UTC Compensation Committee makes all decisions regarding the compensation of UTC’s named executive officers and other UTC ELG members.

In general, Pearl Meyer advises the UTC Compensation Committee on a variety of subjects, including compensation plan design and trends, pay-for-performance analytics, benchmarking data and related matters. Pearl Meyer reports directly to the UTC Compensation Committee, participates in meetings as requested and communicates with the UTC Compensation Committee Chair between meetings as necessary.

Prior to engaging Pearl Meyer, the UTC Compensation Committee reviewed the firm’s qualifications, independence and any potential conflicts of interest. Pearl Meyer generally does not perform other services for or receive other fees from UTC. The UTC Compensation Committee therefore determined that Pearl Meyer qualified as an independent consultant. The UTC Compensation Committee has the sole authority to modify or approve Pearl Meyer’s compensation, determine the nature and scope of its services, evaluate its performance, terminate the engagement and hire a replacement or additional consultant at any time.

The UTC Compensation Committee also uses market data from other compensation consulting firms for benchmarking and other purposes. However, this benchmark data is generally available broadly to these firms’ other consulting clients.

UTC’s Compensation Peer Group

How UTC Uses Peer Group Data.

UTC compares its executive compensation program to those at the 23 companies that make up UTC’s Compensation Peer Group (“UTC CPG”). Data from a broader range of companies, including the Fortune 100, are used for insight into general compensation trends and to supplement UTC CPG data when necessary and appropriate. To maintain a sufficiently competitive executive compensation program, the UTC Compensation Committee believes the target value of each principal element of compensation should approximate the market median of the companies UTC views as competitors for executive talent. The UTC Compensation Committee annually evaluates each compensation element relative to the market for each UTC ELG member’s role and makes adjustments as necessary. However, individual compensation may vary from market median benchmarks based on the UTC Compensation Committee’s assessment of UTC, business unit/function and individual performance, job scope, retention risk, tenure and other factors that it determines to be relevant to its evaluation.

How UTC’s Compensation Peer Group is Constructed

The UTC CPG’s composition reflects a mix of both industry and non-industry peers that the UTC Compensation Committee views as competitors for senior executive talent. Like UTC, 11 of these 23 companies are Dow Jones Industrial Average components. The UTC Compensation Committee believes the companies in the UTC CPG provide a relevant comparison based on their similarity to UTC in size, geographic footprint and operational complexity, taking into account factors such as revenue, market capitalization, global scope of operations, manufacturing footprint, research and development activities and diversified product portfolios. The UTC CPG is constructed to serve the specific purpose of benchmarking executive compensation. For this reason, UTC does not use the relative financial performance of the UTC CPG as a performance metric in UTC’s incentive compensation programs.

PRINCIPAL ELEMENTS OF UTC EXECUTIVE COMPENSATION PROGRAM

Base Salaries

To attract and retain talented and qualified executives, UTC provides competitive base salaries, which UTC targets at the market median. Each year the UTC Compensation Committee reviews the UTC Chief Executive Officer’s recommendations for base salary adjustments for UTC ELG members relative to peer market data for similar roles. The UTC Compensation Committee has complete discretion to modify or approve the UTC Chief Executive Officer’s recommendations. The UTC Chief Executive Officer has no involvement in the UTC Compensation Committee’s determination of his own base salary. Actual salaries may vary from market medians based on factors such as job scope and responsibilities, experience, tenure, individual performance, retention risk and internal pay equity.

2019 Base Salaries for Carrier Named Executive Officers

Prior to the effectiveness of the registration statement of which this information statement forms a part, information regarding the 2019 base salaries for Carrier’s named executive officers will be disclosed in this Compensation Discussion and Analysis in accordance with the rules and regulations of the SEC.

Annual Bonuses

UTC’s Objectives

The UTC Compensation Committee believes its methodology for determining annual bonus awards accomplishes the following objectives:

•	Sets financial performance goals that are consistent with the UTC Compensation Committee’s assessmentof the opportunities and risks for the upcoming year, as communicated to investors.
•	Establishes challenging but achievable performance goals for UTC’s executives.
•	Provides incentive opportunities that are market competitive.
•	Allows the UTC Compensation Committee to make discretionary adjustments if it determines that measured performance does not fully align with its assessment of overall performance.

Annual Bonus Targets

The UTC Compensation Committee approves annual bonus target levels based on relevant market data for each UTC ELG member’s role. Target levels are expressed as a percentage of base salary and generally approximate the market median.

Pool Determination

Annual bonus funding pools are calculated by first multiplying each executive’s annual bonus target value (base salary multiplied by target bonus percentage) by the applicable UTC or business unit financial performance factor approved by the UTC Compensation Committee based on the level of achievement of pre-established financial performance goals. These amounts are then aggregated to determine award pools for Corporate executives and each business unit, and are subsequently allocated among eligible executives based on individual performance.

Individual Performance

UTC named executive officers begin the year with individual financial, strategic and operational objectives. Based on the UTC Chief Executive Officer’s assessment of each UTC named executive officer’s performance, he may recommend that the UTC Compensation Committee make a discretionary adjustment to increase or decrease the annual bonus calculated using the applicable financial performance factor. The UTC Compensation Committee considers these recommendations and makes adjustments as it deems appropriate. UTC’s Chief Executive Officer has no role in the UTC Compensation Committee’s determination of his own annual bonus.

UTC Compensation Committee’s Use of Discretion in Determining Annual Bonus Awards

UTC’s annual bonus program is designed to closely align individual payouts with performance relative to pre-established goals. However, the UTC Compensation Committee retains the authority to make upward or downward adjustments if it determines that UTC, business unit and/or individual performance measured by the metrics does not accurately reflect the overall quality of performance for the year. Although the achievement of financial performance goals remains the primary basis for determining actual annual bonus amounts, the UTC Compensation Committee has previously made positive and negative discretionary adjustments to financial performance factors and as a result of individual performance. Examples of situations that could result in discretionary adjustment include:

•	Material, unforeseen circumstances beyond UTC management’s control that affected financial performance results relative to the established goals or certain non-recurring charges or credits unrelated to operating performance;
•	Tax or accounting rule adjustments that positively or negatively impact performance;
•	Changes to UTC’s capital structure;
•	An executive’s performance relative to specific individual annual objectives; or
•	An executive’s failure to adhere to UTC’s Code of Ethics, Enterprise Risk Management program or other UTC policies.

2019 Annual Bonuses for Carrier Named Executive Officers

Prior to the effectiveness of the registration statement of which this information statement forms a part, information regarding the 2019 bonuses payable to Carrier’s named executive officers will be disclosed in this Compensation Discussion and Analysis in accordance with the rules and regulations of the SEC.

Long-Term Incentive Awards

Each year the UTC Compensation Committee reviews the design of UTC’s long-term incentive (“LTI”) awards to ensure consistency with the UTC program’s fundamental objective of aligning the interests of UTC executives and UTC shareowners while attracting and retaining talented senior leaders. UTC’s annual LTI awards are subject to three-year, service-based (and in the case of PSUs, performance-based) vesting requirements, with limited exceptions for death, disability, retirement, change-in-control and certain qualifying involuntary terminations.

Performance Share Units (“PSUs”)

UTC PSUs vest at the end of a three-year performance period if, and to the extent that, UTC achieves performance goals established by the UTC Compensation Committee. When a UTC PSU vests, it converts into one share of UTC common stock. Unvested UTC PSUs do not earn dividend equivalents. UTC PSUs are designed to deliver market median compensation at target levels of performance. Performance below or above target levels will result in payouts that differ from the market median.

Stock Appreciation Rights (“SARs”)

UTC SARs entitle the award recipient to receive at the time of exercise shares of UTC common stock with a market value equal to the difference between the market price of UTC common stock on the date the UTC SARs are exercised and the exercise price that was set at the grant date (i.e., the closing price of UTC common stock on the date of grant). UTC SARs vest and become exercisable after three years and expire 10 years from the grant date.

To align UTC shareowner and UTC executive interests, UTC SAR awards directly link UTC named executive officer compensation to share price appreciation. The UTC Compensation Committee believes the 10-year term of these awards incentivizes long-term shareowner value creation.

Special Equity-Based Awards

The UTC Compensation Committee also may, from time to time, approve special equity grants for purposes such as recruitment, retention and recognition, or to drive the achievement of specific strategic performance goals. These special grants may be in the form of UTC PSUs, UTC SARs, UTC restricted stock units (“RSUs”), UTC restricted stock or UTC performance-based SARs.

Treatment of LTI Awards in Connection with the Distribution

For a description of the adjustments that are expected to be made to outstanding UTC LTI awards, including those held by Carrier named executive officers, in connection with the distribution, see “The Separation and Distribution—Treatment of Equity-Based Compensation.”

2019 LTI Awards for Carrier Named Executive Officers

Prior to the effectiveness of the registration statement of which this information statement forms a part, information regarding the 2019 UTC LTI awards granted to Carrier’s named executive officers will be disclosed in this Compensation Discussion and Analysis in accordance with the rules and regulations of the SEC.

OTHER UTC COMPENSATION ARRANGEMENTS

UTC Retirement and Deferred Compensation Benefits

UTC’s retirement and deferred compensation plans help UTC attract and retain talented executives. Over the years, the UTC Compensation Committee has updated these programs to maintain a competitive position within an evolving market. UTC believes the overall design of its retirement and deferred compensation programs is currently consistent with compensation practices in the marketplace and provides participating executives with benefits that approximate the UTC CPG market median.

Below are brief descriptions of each retirement and deferred compensation arrangement offered by UTC.

Plan	Description
UTC Employee Retirement Plan
UTC employees hired prior to January 1, 2010, are eligible to participate in this tax-qualified pension plan. Effective December 31, 2014, participants who had been covered by the original final average earnings formula of this plan transitioned to a more modest cash balance formula, which was already in effect for newer participants.

UTC Pension Preservation Plan
An unfunded, nonqualified retirement plan utilizing the same benefit formula, compensation recognition, retirement eligibility and vesting provisions as the tax-qualified UTC Employee Retirement Plan. For UTC employees hired prior to January 1, 2010, it provides pension benefits not provided under the tax-qualified pension plan because of the Code limits.

UTC Employee Savings Plan
A tax-qualified plan where UTC employees receive a matching contribution in the form of UTC stock units with a value equal to 60% of the first 6% of pay (consisting of base salary plus annual bonus) contributed by the UTC employee. Salaried UTC employees hired on or after January 1, 2010, who are not eligible to participate in the UTC Employee Retirement Plan receive an additional age-based Company contribution (ranging from 3% to 5.5% of earnings) to their UTC Employee Savings Plan account.

UTC Savings Restoration Plan
An unfunded, nonqualified plan that allows eligible employees to defer up to 6% of compensation that is above the annual compensation limit under the Code applicable to the UTC Employee Savings Plan. UTC provides matching contributions in UTC stock units at the same rate as would have been provided under the UTC Employee Savings Plan.

UTC Company Automatic Contribution Excess Plan
An unfunded, nonqualified plan for which salaried UTC employees hired on or after January 1, 2010, may receive an additional age-based UTC automatic contribution (ranging from 3% to 5.5% of earnings) for amounts above the Code limits applicable to the qualified UTC Employee Savings Plan. UTC participants receiving benefits under this plan are ineligible to accrue a benefit under the UTC Pension Preservation Plan described above.

UTC Deferred Compensation Plan	An unfunded, nonqualified, deferred compensation plan that offers UTC executives the opportunity to defer up to 50% of base salary and up to 70% of annual bonus.

UTC PSU Deferral Plan
An unfunded, nonqualified, deferred compensation plan that allows UTC executives to defer between 10% and 100% of their vested PSU awards. Upon vesting, the deferred portion of each UTC PSU award is converted into UTC deferred stock units that accrue dividend equivalents.

UTC Perquisites and Other Benefits

UTC provides the following benefits to UTC’s senior executives and/or UTC ELG members, which the UTC Compensation Committee believes are consistent with market practice and contributes to recruitment and retention. UTC has also historically provided certain personal aircraft usage and security arrangements that are not described below because they apply exclusively to UTC’s Chief Executive Officer.

Perquisite/Benefits	Description

UTC ELG Life Insurance	UTC ELG members appointed prior to January 31, 2015, may receive company-funded life insurance coverage up to three times their base salary at age 62 (projected or actual).

UTC ELG Long-Term Disability	The UTC ELG long-term disability program provides an annual benefit upon disability that is equal to 80% of base salary plus target annual bonus.

Healthcare	UTC senior executives and UTC ELG members are eligible to participate in the same health benefit program that UTC offers to UTC’s other employees.

Executive Physical	UTC ELG members are eligible for a comprehensive annual executive physical.

Executive Leased Vehicle
UTC provides UTC senior executives and UTC ELG members with an annual allowance toward the costs of a leased vehicle. For UTC ELG members, the value of the allowance varies by UTC ELG appointment date. Any costs above the annual allowance are paid directly by the UTC executive.

Financial Planning	UTC senior executives and UTC ELG members are eligible to receive an annual financial planning benefit.

UTC Succession Planning

On an annual basis, UTC’s Chairman & Chief Executive Officer and UTC’s Executive Vice President & Chief Human Resources Officer provide the UTC Board of Directors with information about the succession planning for key senior leadership roles, including the UTC Chief Executive Officer. Succession plans include a readiness assessment, biographical information and future career development plans. The UTC Board of Directors’ views are incorporated into succession plans, which are updated annually based on this feedback.

UTC Post-Employment Restrictive Covenants

UTC senior executives and UTC ELG members may not engage in activities after termination or retirement that are detrimental to UTC, such as disclosing proprietary information, soliciting UTC employees or engaging in competitive activities. Violations can result in a clawback of annual and LTI awards.

UTC Clawback Policy

UTC has a comprehensive policy on recoupment (“clawback”) of executive compensation, which applies to both UTC’s annual and LTI compensation programs. In the event of a financial restatement or recalculation of a financial metric applicable to an award, UTC has the right to recover annual bonus payments and gains realized from vested LTI awards from any UTC executive (including UTC named executive officers) involved in activities that caused the restatement or recalculation. Clawbacks of bonuses, LTI awards and compensation realized from prior awards also may be triggered by violations of UTC’s Code of Ethics, failure to meet employee health and safety standards, violations of post-employment restrictive covenants or the exposure of UTC to excessive risk as determined under our Enterprise Risk Management program. In addition, UTC has the right to recover compensation when a UTC executive’s negligence (including negligent supervision of a subordinate) causes significant harm to UTC. If required or otherwise appropriate, UTC may publicly disclose the circumstances surrounding the UTC Compensation Committee’s decision to seek recoupment.

No Short Sales, Pledging or Hedging of UTC Securities and No Underwater Option Buyouts

UTC prohibits directors, officers and employees from entering into transactions involving short sales of UTC securities. Further, directors and executive officers are prohibited from pledging or assigning an interest in UTC common stock, stock options or other equity interests as collateral for a loan. Transactions in put options, call options or other derivative securities that have the effect of hedging the value of UTC securities also are prohibited, whether or not those securities were granted to or held, directly or indirectly, by a director, officer or employee.

Tax Deductibility of UTC Incentive Compensation

To the extent consistent with other compensation objectives, the UTC Compensation Committee has sought to minimize UTC’s compensation-related tax burden. Section 162(m) of the Code limits UTC’s deduction to $1 million for annual compensation paid to its covered employees, as defined in section 162(m).

GOING FORWARD CARRIER COMPENSATION ARRANGEMENTS

Overview

Immediately after the distribution, Carrier’s executive compensation program will be similar to UTC’s executive compensation program, and will generally be comprised of base salary, an annual performance-based bonus, annual LTI awards and certain executive perquisites.

In connection with the separation, Carrier generally expects to adopt compensation and benefit plans, including deferred compensation, retirement plans and supplemental retirement plans, that are similar to those in effect at UTC before the separation, except that Carrier will not adopt a plan that is similar to the UTC Employee Retirement Plan. It is expected that Carrier will also adopt an annual bonus plan and change in control severance plan, each as described below, and the 2020 Long-Term Incentive Plan (which is described in this information statement under the heading “Carrier Global Corporation 2020 Long-Term Incentive Plan”). In addition, Carrier’s executive compensation philosophy and practices will initially mirror those at UTC. Following the distribution, the Compensation Committee of the Board (the “Carrier Compensation Committee”) will consider and develop Carrier’s compensation programs, plans, philosophy and practices, consistent with Carrier’s business needs and goals.

Carrier Compensation Consultant and Peer Group

In anticipation of the separation, Pearl Meyer has been retained to serve as the initial compensation consultant to the Carrier Compensation Committee commencing on the distribution. However, after the distribution, the Carrier Compensation Committee will review and determine whether to continue to engage Pearl Meyer as its compensation consultant.

Also in anticipation of the separation, the UTC Compensation Committee has approved an initial Compensation Peer Group for Carrier consisting of the following companies: 3M Co., Cummins Inc., Danaher Corp., Dover Corp., Eaton Corp. plc, Emerson Electric Co., Fortive Corp., Honeywell International Inc., Illinois Tool Works Inc., Ingersoll-Rand Plc, Johnson Controls International Inc., Lear Corp., Parker-Hannifin Corp., Rockwell Automation, Inc., Stanley Black & Decker, Inc., TE Connectivity Ltd., Western Digital Corp and Whirlpool Corp. These companies were selected based on the following criteria: similarity to Carrier in size, geographic footprint and operational complexity, taking into account factors such as revenue, market capitalization, global scope of operations, manufacturing footprint and research and development activities. Although the Compensation Peer Group after the distribution will be determined by the Carrier Compensation Committee and its compensation consultant, it is expected that the Carrier Compensation Peer Group described above will be considered in Carrier’s initial executive compensation decisions.

Offer Letters with Carrier Named Executive Officers

UTC entered into an offer letter with Timothy McLevish, the Chief Financial Officer of Carrier, in connection with his commencement of employment on September 30, 2019. The offer letter provides for an annual compensation package consisting of a base salary of $800,000, a target annual bonus award of 100% of base salary (prorated for 2019) and an annual equity award generally consisting of RSUs, SARs and PSUs, with a target 2020 annual equity award opportunity of $3,500,000. In addition, the offer letter provides for a sign-on equity award valued at $4,000,000, in the form of 25% RSUs and 75% SARs, which vests after three years of employment or, if earlier, upon a termination of Mr. McLevish’s employment without cause or Mr. McLevish’s retirement (defined as termination of employment on or after age 65) on or after October 31, 2021. The offer letter also provides for a relocation benefits package in connection with Mr. McLevish’s anticipated relocation to Palm Beach Gardens, Florida.

Carrier Executive Annual Bonus Plan

It is expected that Carrier will adopt an executive annual bonus plan to become effective upon, and subject to, the occurrence of the distribution. The eligible participants under the annual bonus plan would include the named executive officers of Carrier.

Pursuant to the bonus plan, each Carrier named executive officer will be eligible for a discretionary bonus payable based on the achievement of performance goals established by the Carrier Compensation Committee based on financial, operational, strategic performance measures, individual performance measures and/or such other measures as may be determined by the Carrier Compensation Committee. The performance period under the bonus plan will be Carrier’s fiscal year, unless otherwise designated by the Carrier Compensation Committee. Each bonus paid under the plan will be in the form of cash or, at the discretion of the Carrier Compensation Committee, restricted stock or restricted stock units under the 2020 Long-Term Incentive Plan.

Upon a change in control (as defined in the bonus plan) of Carrier, each named executive officer will be entitled to receive a prorated bonus payment for the portion of the performance period that ends on the change in control, which payment shall be based on the greater of (1) the officer’s target bonus for the performance period and (2) the officer’s bonus based on the Carrier Compensation Committee’s determination of the actual level of achievement of the applicable performance goals during the portion of the performance period completed as of the most recent practicable date prior to the change in control and projecting such performance to the end of the performance period.

Carrier Change in Control Severance Plan

It is expected that Carrier will adopt a change in control severance plan to become effective upon, and subject to, the occurrence of the distribution. The eligible participants under the severance plan would include the named executive officers of Carrier and its other executives.

Pursuant to the severance plan, any Carrier named executive officer who is terminated without cause or resigns for good reason on, or within the two years following, a change in control (as defined in the severance plan) of Carrier, would be entitled to receive (subject to the officer’s execution of a release of claims in favor of Carrier and agreement to a one-year post-termination noncompetition covenant and a two-year post-termination nonsolicitation covenant):

•	a lump sum cash severance payment equal to three times (for the Chief Executive Officer) and two times (other named executive officers) the sum of (a) the officer’s annual base salary and (b) the officer’s target annual bonus;
•	a prorated target annual bonus for the year of termination (reduced by any annual bonus payment to which the named executive officer is entitled for the same period of service);
•	up to 12 months of healthcare benefit coverage continuation at no premium cost to the officer;
•	outplacement services for 12 months; and
•	continued financial planning services for 12 months.

The severance plan provides that, in the event that the payments and benefits to a named executive officer in connection with a change in control, whether pursuant to the severance plan or otherwise, would be subject to the golden parachute excise tax imposed under Sections 280G and 4999 of the Code, then the officer will either receive all such payments and benefits and pay the excise tax, or such payments and benefits will be reduced to the extent necessary so that the excise tax does not apply, whichever approach results in a higher after-tax amount of the payments and benefits being retained by the officer.

Named Executive Officer Share Ownership Requirements

Each Carrier named executive officer will be required to own Carrier common stock (including RSUs and notional shares credited under Carrier’s supplemental retirement and deferred compensation plans, but excluding stock options, SARs and PSUs) with a value equal to six times (for the Chief Executive Officer), four times (for the Chief Financial Officer and each other named executive officer who is a business unit president), or three times (for each other named executive officer) the officer’s base salary. Named executive officers must achieve the required stock ownership level within five years after the ownership requirement first applies to them. If the ownership requirement is not met after this five-year period, then the named executive officer is not permitted to sell shares of Carrier until achieving the required ownership level.

CARRIER GLOBAL CORPORATION 2020 LONG-TERM INCENTIVE PLAN

Carrier will adopt the Carrier Global Corporation 2020 Long-Term Incentive Plan (the “Plan”) in connection with the distribution. The following is a summary of the principal terms of the Plan, which is qualified in its entirety by reference to the full text of the Plan. The Carrier equity-based compensation awards issued in connection with the adjustment of outstanding UTC equity-based compensation awards upon the distribution (see “The Separation and Distribution—Treatment of Equity-Based Compensation”) will be issued pursuant to the Plan and will reduce the shares authorized for issuance under the Plan.

Purpose of the Plan

The purpose of the Plan is to enable Carrier to implement a compensation program that correlates compensation opportunities with shareowner value, focuses management on long-term sustainable performance and provides Carrier with a competitive advantage in attracting, retaining and motivating officers, employees and directors.

Administration of the Plan

The Plan will be administered by the Board or, if the Board elects, by the Carrier Compensation Committee or any other committee of the Board as designated by the Board from time to time. All references in this section to the “Committee” refer to the Board as a whole or the applicable committee designated by the Board. Subject to applicable law, the Committee may allocate all or any portion of its responsibilities and powers to any one or more of its members or other persons it selects, provided that no delegation of authority will be permitted that would cause a transaction pursuant to the Plan to be subject to (and not exempt from) Section 16(b) of the Exchange Act.

Subject to the terms and conditions of the Plan, the Committee (or its delegate) will have absolute authority to administer the Plan, including the authority to select the eligible individuals to receive awards, to determine the type of each award, the number of shares to be granted and the terms and conditions of the awards. The Committee also has authority to adopt procedures or sub-plans as necessary or advisable to comply with foreign legal or regulatory provisions for awards granted to participants outside of the United States.

Authorized Shares

The maximum number of shares of Carrier common stock that may be issued pursuant to awards granted under the Plan shall be [ ], which includes shares subject to awards granted in connection with the adjustment of outstanding UTC equity-based compensation awards upon the distribution. Shares issued under the Plan may be authorized and unissued shares, treasury shares or shares purchased in the open market or otherwise, at the sole discretion of the Committee.

Each share of Carrier common stock issued pursuant to a full-value award (i.e., restricted stock, restricted stock units, performance share units and any other award that is not a stock appreciation right or stock option) will reduce the number of shares available for issuance under the Plan by two. Each share of Carrier common stock issued pursuant to a stock appreciation right or stock option will reduce the number of shares available for issuance under the Plan by one.

An employee participant may not be granted: (1) stock appreciation rights and stock options in excess of 2,500,000 shares during any calendar year, (2) full-value awards in excess of 600,000 shares during any calendar year, or (3) cash awards in excess of $10,000,000. Compensation payable by Carrier to any non-employee director of Carrier, including awards granted under the Plan (with awards valued based on the fair value on the grant date for accounting purposes) and cash fees paid or credited, may not exceed $1,500,000 during any single calendar year. Such limitations do not apply to equity-based compensation awards issued in connection with the adjustment of outstanding UTC equity-based compensation awards upon the distribution.

To the extent that any award under the Plan is forfeited, terminates, expires or lapses instead of being exercised, or any award is settled for cash, the shares subject to such awards will not be counted as shares issued under the Plan. If the exercise price of any stock appreciation right or stock option and/or the tax withholding obligations relating to any award are satisfied by delivering shares or Carrier withholding shares relating to such award, the gross number of shares subject to the award shall nonetheless be deemed to have been issued under the Plan.

Eligibility

Directors, officers and employees of Carrier and its subsidiaries and affiliates, and prospective directors, officers and employees who have accepted offers of employment from Carrier and its subsidiaries and affiliates are eligible to receive awards under the Plan. Pursuant to the terms of the employee matters agreement, certain employees, officers, and directors of Carrier, UTC and Carrier and their respective subsidiaries will receive equity-based compensation awards under the Plan issued in connection with the adjustment of outstanding UTC equity-based compensation awards upon the distribution.

Types of Awards

Stock Appreciation Rights and Stock Options

Stock appreciation rights and stock options entitle the participant to receive an amount in cash or shares with a value equal to the product of: (1) the difference between the fair market value of one share on the exercise date less the fair market value of one share on the grant date (“the spread”), multiplied by (2) the number of stock appreciation rights or stock options that have been exercised. Stock options granted under the Plan may either be incentive stock options (“ISOs”), which are intended to qualify for favorable treatment to the recipient under U.S. federal tax law, or nonqualified stock options, which do not qualify for this favorable tax treatment. The exercise price will be determined by the Committee and provided in the applicable award agreement, and will not be less than the fair market value (as defined in the Plan) on the grant date. In no event may any stock appreciation right or stock option granted under the Plan be amended (other than below under “Plan and Award Adjustments”) to: (1) decrease the exercise price; (2) cancel in exchange for cash or other awards or in conjunction with the grant of any new stock appreciation right or stock option with a lower exercise price; or (3) be subject to any action that would be treated, under the applicable stock exchange listing standards or for accounting purposes, as a “repricing,” unless such amendment, cancellation or action is approved by shareowners. The term of each stock appreciation right and stock option is fixed by the Committee, but cannot be more than 10 years after the grant date. The effect of a participant’s termination of service on any award held by the participant will be described in the applicable schedule of terms for the award.

A stock option that is intended to qualify as an ISO may not be granted to an eligible individual who at grant owns more than 10% of the total combined voting power of all classes of stock of Carrier, unless at the time the exercise price of such ISO is at least 110% of the fair market value of a share and is not exercisable after the fifth anniversary of the grant date. In addition, the aggregate fair market value of the shares at grant for which ISOs become exercisable by a participant during any calendar year may not exceed $100,000.

Restricted Stock and Restricted Stock Units

Shares of restricted stock are actual shares of Carrier common stock issued to a participant. The Committee determines: (1) the participants eligible to receive restricted stock; (2) the timing of grants; (3) the number of shares to be awarded; (4) the vesting conditions of awards; (5) the conditions in which an award may be subject to forfeiture; and (6) any other terms and conditions of the award, in addition to those contained in the Plan. A participant holding restricted shares will have all the rights of a shareowner of Carrier holding shares of common stock, including, if applicable, the right to vote the shares and the right to receive any dividends (except as otherwise noted under “Dividends and Dividend Equivalents” below).

Restricted stock units, which include deferred stock units and performance share units, are awards denominated in shares that will be settled, subject to the applicable award’s terms and conditions, in a specified number of shares of Carrier common stock or cash equal to the fair market value of the number of shares of common stock. The Committee may require that restricted stock units vest based on either the continued service of the participant, the attainment of performance goals or a combination of both. Restricted stock units will be settled upon vesting or at a later time if permitted pursuant to a deferred compensation arrangement. Certain restricted stock unit awards may be eligible for dividends or dividend equivalents.

Performance Awards

The grant or vesting of awards under the Plan may be conditioned on the achievement of performance goals established by the Committee, which may be based on attainment of specified levels of one or more of the following measures, or of any other measures determined by the Committee in its discretion, including: stock price, total shareowner return, earnings (whether based on earnings before taxes, earnings before interest and taxes or earnings before interest, taxes, depreciation and amortization), earnings per share, return on equity, return on sales, return on assets or operating or net assets, market share, objective customer service measures or indices, pre- or after-tax income, net income, cash flow (before or after dividends or other adjustments), free cash flow, cash flow per share (before or after dividends or other adjustments), gross margin, working capital and gross inventory turnover, risk-based capital, revenues, revenue growth, return on capital (whether based on return on total capital or return on invested capital), cost control, gross profit, operating profit, unit volume and sales, in each case with respect to Carrier or any one or more subsidiaries, divisions, business units or business segments thereof, either in absolute terms or relative to the performance of one or more other companies (including an index covering multiple companies).

Other Stock-Based Awards

Other stock-based awards are awards under the Plan not otherwise specifically described in the Plan that are valued by reference to, or otherwise relate to, shares of Carrier common stock, and which are subject to terms and conditions consistent with the terms of the Plan that are determined by the Committee.

Cash Awards

Cash awards are awards under the Plan that are denominated and payable in cash and which are subject to such terms and conditions consistent with the terms of the Plan as are determined by the Committee.

Dividends and Dividend Equivalents

Any dividends or dividend equivalents credited with respect to any award under the Plan will be subject to the same time and/or performance-based vesting conditions applicable to such award and will, if vested, be delivered or paid at the same time as the underlying award. The schedule of terms for the award will specify if the award is subject to dividend or dividend equivalent payments. Stock appreciation rights and stock options cannot receive dividend or dividend equivalent payments under the Plan.

Minimum Vesting Period

The Committee may not grant awards with a designated vesting period of less than one year, except for awards granted to a maximum of 5% of the authorized share reserve under the Plan. Such minimum vesting period does not apply to equity-based compensation awards issued in connection with the adjustment of outstanding UTC equity-based compensation awards upon the distribution.

Plan and Award Adjustments

The Committee has discretion to make adjustments to the Plan and outstanding awards in limited circumstances, as described below.

Corporate Transactions and Other Corporate Events

In the event of a: (1) a merger, consolidation, acquisition of property or shares, stock rights offering, liquidation, disposition for consideration of an equity interest in a subsidiary or affiliate, or similar event affecting Carrier or any of its subsidiaries; or (2) a stock dividend, stock split, reverse stock split, reorganization, share combination or recapitalization or similar event affecting the capital structure of Carrier, or a disaffiliation, separation or spinoff, or other extraordinary dividend, the Committee may in its discretion, in the case of events described in clause (1) and (2), make such substitutions or adjustments as it deems appropriate and equitable to: (a) the aggregate number and kind of shares or other securities reserved for issuance and delivery under the Plan; (b) the various maximum limitations on the grants to individuals of certain types of awards; (c) the number and kind of shares or other securities subject to outstanding awards; (d) financial goals or results relating to a performance goal; and (e) the exercise price of outstanding awards. In the case of certain corporate transactions, such an adjustment may consist of cancellation of outstanding awards in exchange for payments of cash, property or a combination of both having an aggregate value equal to the value of such awards, which in the case of an option may be the excess, if any of the deal consideration per share over the per share exercise price.

Change in Control

Upon a change in control of Carrier, participants in the Plan will be granted replacement awards by the acquiring or surviving company that are of the same type held prior to the change in control. Performance awards will be converted into replacement time-based awards for the remainder of the applicable performance period (or such shorter period determined by the Committee), with the number of underlying shares determined based on the greater of actual performance through the latest practicable date prior to the change in control and target performance. Replacement awards will generally continue to vest on the same schedule as the original awards, except that, if a participant’s employment is terminated by Carrier other than for cause, or if the participant terminates for “good reason,” in each case, within the 24 months following the change in control, then the participant’s replacement awards will become vested in full. In the event an acquiring or surviving company refuses to issue replacement awards, or if the acquiring or surviving company is not a publicly held company, then all awards under the Plan will become vested in full upon the change in control, with performance awards vesting at the greater of actual performance through the latest practicable date prior to the change-in-control and target performance. The terms “cause,” “good reason” and “change in control” are defined in the Plan, except that, in the case of a participant who is covered by the Carrier Change in Control Severance Plan, the terms “cause” and “good reason” are defined in such plan.

Plan and Award Amendments

The Committee may amend, alter or discontinue the Plan at any time, subject to two limitations. First, no amendment, alteration or discontinuance may materially impair the rights of a participant with respect to a previously granted award without the participant’s consent (unless the amendment is required to comply with applicable law, stock exchange rules, tax rules or accounting rules). Second, an amendment must receive approval of shareowners, if required by applicable law, or the applicable stock exchange listing standards. The Committee may unilaterally amend the terms of any outstanding award, but no such amendment shall, without the participant’s consent and except as otherwise described above, materially impair the rights of any participant with respect to an award, except such an amendment made to cause this Plan or award to comply with applicable law, applicable stock exchange listing standards or accounting rules.

Clawback Provisions

The Committee has the authority, in the event of certain types of misconduct or upon the occurrence of specified events to cancel awards, including vested awards, and to recoup gains realized by participants from previous awards under the Plan.

Term of the Plan

The Plan is effective as of the distribution and, unless earlier terminated by the Committee, will terminate on the tenth anniversary of the effective date.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The agreements described below are or will be filed as exhibits to the registration statement on Form 10 of which this information statement is a part. The summaries of each of the agreements set forth below are qualified in their entireties by reference to the full text of the applicable agreements, which are incorporated by reference into this information statement.

Raytheon Merger Agreement

On June 9, 2019, UTC, Merger Sub and Raytheon entered into the Raytheon merger agreement.

Pursuant to the Raytheon merger agreement, each share of Raytheon common stock issued and outstanding as of the merger effective time of the Raytheon merger (the “merger effective time”) (except for shares held by Raytheon as treasury stock) will be converted into the right to receive 2.3348 shares of UTC common stock (and, if applicable, cash in lieu of fractional shares) (the “Raytheon merger consideration”), less any applicable withholding taxes. Each share of UTC common stock issued and outstanding will remain issued and outstanding and will not be canceled or converted as a result of the Raytheon merger.

As of the merger effective time, each unvested Raytheon restricted stock award and Raytheon restricted stock unit award that becomes vested at the merger effective time by its terms will be converted into the right to receive the Raytheon merger consideration in respect of each underlying share of Raytheon common stock, less applicable tax withholding. As of the merger effective time, each other unvested Raytheon restricted stock award and Raytheon restricted stock unit award, and each Raytheon performance-based restricted stock unit award, will be converted into an equivalent award of UTC relating to the number of shares of UTC common stock equal to the product of (1) the number of shares of Raytheon common stock subject to such award immediately prior to the merger effective time (determined, in the case of a performance-based restricted stock unit award, by deeming the applicable performance conditions to be achieved at the levels determined pursuant to the methodology described in the Raytheon merger agreement), multiplied by (2) 2.3348, and each converted award will otherwise have the same terms and conditions (other than performance-based vesting conditions, in the case of a performance-based restricted stock unit award) that applied to the corresponding Raytheon award immediately prior to the merger effective time.

UTC has agreed that, before the completion of the Raytheon merger, UTC will complete the separation and each of the Carrier distribution and the Otis distribution in accordance with the Raytheon merger agreement, including certain separation principles agreed to by Raytheon and UTC in connection with the merger agreement that are consistent with the terms of the separation and the distribution as described in this information statement and that provide for certain parameters and restrictions on the terms of the separation agreement and related agreements, including that these agreements must generally be on terms that are customary for similar separation transactions. Pursuant to the Raytheon merger agreement, the separation and each of the Carrier distribution and the Otis distribution are to be completed as promptly as reasonably practicable (taking into account the requirements of applicable law and the rules and regulations of the NYSE), but in any event on or before the fourth business day prior to the outside date (as defined below) (as the outside date may be extended as described below, and subject to an additional automatic extension to the first business day after the 35th day following the date on which each of the events described in the following clauses (1) and (2) have occurred if the date on which each of these events has occurred is fewer than 35 days before the outside date, after (1) the satisfaction or waiver of all of the conditions to UTC’s obligation under the Raytheon merger agreement to complete the separation, the Carrier distribution, the Otis distribution and the Raytheon merger and (2) receipt by UTC from Raytheon of (a) written confirmation that each of the conditions to Raytheon’s obligation under the Raytheon merger agreement to complete the Raytheon merger has been satisfied or waived and Raytheon stands ready, willing and able to close the Raytheon merger and (b) and an executed officer’s certificate certifying Raytheon’s compliance with its representations, warranties and obligations under the Raytheon merger agreement (subject to the applicable materiality standards set forth therein)).

The Raytheon merger agreement provides for various governance arrangements, including that UTC’s name will be changed to Raytheon Technologies Corporation.

The completion of the Raytheon merger is subject to conditions, including:

•	the approval of the Raytheon merger by Raytheon stockholders and the approval of the issuance of shares of UTC common stock in connection with the Raytheon merger by UTC shareowners;

•	the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended;
•	the receipt of other required regulatory approvals;
•	the effectiveness of the registration statement on Form S-4 that UTC has separately made available to UTC and Raytheon stockholders and the effectiveness of the registration statement on Form 10 of which this information statement is a part and the registration statement on Form 10 of which the separate information statement UTC is making available with respect to the Carrier distribution is a part (and, in each case, the absence of any stop order, or actions by the SEC seeking a stop order);
•	approval of the listing on the NYSE of the UTC common stock to be issued as the Raytheon merger consideration and approvals for listing of the shares of common stock to be distributed in each of the Carrier distribution and the Otis distribution on the applicable security exchange(s);
•	the absence of an injunction or law prohibiting the separation, either the Otis distribution or the Carrier distribution, or the Raytheon merger;
•	receipt by UTC of (1) an IRS ruling and (2) an opinion of outside counsel regarding the qualification of certain elements of each of the Carrier distribution and the Otis distribution under Section 355 of the Code;
•	receipt by each of UTC and Raytheon of an opinion of its respective outside counsel to the effect that (1) the Raytheon merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code and (2) the Raytheon merger will not cause Section 355(e) of the Code to apply to either the Otis distribution or the Carrier distribution;
•	receipt by UTC of solvency opinions relating to the distributions;
•	the accuracy of the representations and warranties of the parties under the Raytheon merger agreement (subject to the materiality standards set forth in the Raytheon merger agreement);
•	the performance by the parties to the Raytheon merger agreement of their respective covenants and obligations under the Raytheon merger agreement in all material respects, and with respect to UTC, compliance in all respects with the covenant (subject to the terms and conditions of the Raytheon merger agreement) that the adjusted net indebtedness of the UTC Aerospace Businesses will not exceed $24.3 billion; and
•	delivery of officer certificates by the parties to the Raytheon merger agreement certifying satisfaction of certain of the conditions described above.

In addition, the completion of the Raytheon merger is subject to the prior completion of the separation and each of the Carrier distribution and the Otis distribution.

The Raytheon merger agreement may be terminated by mutual written consent of Raytheon and UTC at any time before the merger effective time. In addition, the Raytheon merger agreement may be terminated by either Raytheon or UTC if:

•	the Raytheon merger has not been completed by July 1, 2020, (1) subject to an automatic extension to January 4, 2021, if certain conditions other than certain antitrust-related conditions are or would be satisfied as of such date, and subject to further extension at UTC’s election if certain antitrust-related conditions have been satisfied on or after November 15, 2020, and the condition relating to the completion of the separation and distributions has not yet been satisfied, which extension would be to the first business day after the 50th day following the date on which the last of the antitrust-related conditions have been satisfied or (2) subject to extension at the election of UTC or Raytheon to October 1, 2020, if certain conditions other than certain separation-related conditions are or would be satisfied as of such date and subject to further extension at Raytheon’s election to January 4, 2021 if the separation-related conditions have not yet been satisfied but certain other conditions have been or would be satisfied as of such date, and subject to the additional 35-day extension referred to above (we refer to July 1, 2020, as so extended, as the “outside date”);

•	the approval of the Raytheon merger has not been obtained at the special meeting of Raytheon stockholders or at any adjournment or postponement of such meeting;
•	the approval of the issuance of shares of UTC common stock has not been obtained at the special meeting of UTC shareowners or at any adjournment or postponement of such meeting;
•	any governmental entity of competent jurisdiction has issued or entered any order or any applicable law has been enacted or promulgated that would permanently restrain, enjoin or otherwise prohibit the completion of the separation, either the Otis distribution or the Carrier distribution or the Raytheon merger;
•	the other party breaches or fails to perform any of its representations, warranties, covenants or other agreements in the Raytheon merger agreement, which breach or failure to perform would result in the failure of a condition related to the accuracy of the other party’s representations and warranties or performance of covenants in the Raytheon merger agreement, subject to certain materiality thresholds and rights to cure and other limitations; or
•	the other party’s board changes its recommendation to its shareowners to vote in favor of the transaction or the other party willfully breaches certain covenants under the Raytheon merger agreement to not solicit alternative transactions.

The Raytheon merger agreement provides that, in connection with a termination of the Raytheon merger agreement under specified circumstances, Raytheon will be required to pay UTC a termination fee of $1.785 billion or UTC will be required to pay Raytheon a termination fee of $2.365 billion.

The representations, warranties and covenants set forth in the Raytheon merger agreement described above have been made only for the purposes of the agreement and solely for the benefit of the parties to the agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. In addition, such representations and warranties (1) will not survive completion of the Raytheon merger and cannot be the basis for any claims under the Raytheon merger agreement by the party not making such representations and warranties after termination of the Raytheon merger agreement, except as a result of fraud or a willful breach, and (2) were made only as of the dates specified in the Raytheon merger agreement. Accordingly, the Raytheon merger agreement is incorporated by reference into this filing only to provide investors with information regarding the terms of the Raytheon merger agreement and not to provide investors with any other factual information regarding the parties to the Raytheon merger agreement or their respective businesses.

Agreements with UTC and Otis

Following the separation and distributions, Carrier, Otis and UTC will each operate separately, each as an independent public company. In connection with the separation, Carrier will enter into a separation agreement with UTC and Otis to effect the separation and to provide a framework for the relationship among UTC, Carrier and Otis after the separation, and will enter into certain other agreements, including a transition services agreement, a tax matters agreement, an employee matters agreement and an intellectual property agreement. These agreements will allocate among Carrier, Otis and UTC the assets, liabilities and obligations (including, among others, investments, property and employee benefits and tax-related assets and liabilities) of UTC and its subsidiaries attributable to periods prior to, at and after the separation, provide for certain services to be delivered on a transitional basis, and govern the relationship among Carrier, Otis and UTC following the separation. These agreements will not be impacted by the completion of the Raytheon merger.

The material agreements described below will be filed as exhibits to the registration statement on Form 10 of which this information statement is a part. The summaries of each of these agreements set forth below are qualified in their entireties by reference to the full text of the applicable agreements, which are incorporated by reference into this information statement.

Separation Agreement

Transfer of Assets and Assumption of Liabilities

The separation agreement will identify the assets to be transferred, the liabilities to be assumed and the contracts to be transferred to each of Carrier, Otis and UTC as part of the separation of UTC into three independent companies, and will provide for when and how these transfers and assumptions will occur. In particular, the separation agreement will provide that, among other things, subject to the terms and conditions contained therein:

•	certain assets of, or related to, the Carrier Business, which we refer to as the “Carrier Assets,” will be retained by or transferred to Carrier or Carrier’s subsidiaries, including:
•	equity interests of Carrier’s subsidiaries as of immediately after the effective time of the distributions;
•	assets (other than cash and cash equivalents) that are included on the Carrier pro forma balance sheet as of [ ], 2020 included in the “Unaudited Pro Forma Combined Financial Information” section of this information statement, as well as assets that are of a nature or type that would have resulted in such assets being included on a pro forma combined balance sheet of Carrier and Carrier’s subsidiaries;
•	contracts (or portions thereof) that, subject to limited exceptions, solely or primarily relate to the Carrier Business;
•	permits used or held for use solely or primarily in the Carrier Business;
•	certain intellectual property rights and technology used or held for use in the Carrier Business;
•	information solely or primarily related to the Carrier Assets, the Carrier Liabilities, the Carrier Business or Carrier’s subsidiaries;
•	cash and cash equivalents held in bank or brokerage accounts owned exclusively by Carrier or Carrier's subsidiaries as of the effective time;
•	other assets expressly allocated to Carrier or Carrier’s subsidiaries pursuant to the terms of the separation agreement or the other agreements entered into in connection with the separation; and
•	subject to limited exceptions, other assets used or held for use solely or primarily in the Carrier Business.
•	certain liabilities of, or related to, the Carrier Business, which we refer to as the “Carrier Liabilities,” will be retained by or transferred to Carrier or Carrier’s subsidiaries, including:
•	liabilities that are included on the Carrier pro forma balance sheet as of [ ], 2020 included in the “Unaudited Pro Forma Combined Financial Information” section of this information statement, as well as liabilities that are of a nature or type that would have resulted in such liabilities being included on a pro forma combined balance sheet of Carrier and Carrier’s subsidiaries;
•	liabilities relating to, arising out of or resulting from the actions, inactions, events, omissions, conditions, facts, or circumstances to the extent related to, arising out of or resulting from the Carrier Business or the Carrier Assets;
•	liabilities to the extent relating to, arising out of or resulting from the contracts, intellectual property rights, technology, licenses, permits or financing arrangements that relate to the Carrier Business;
•	liabilities arising out of litigation or other claims (including in respect of environmental or asbestos-related matters) made by third parties including directors, officers, stockholders, employees and agents of Carrier, Otis or UTC, or any investigations, sanctions or orders, to the extent the facts underlying the applicable matter relate to, arise out of or result from the Carrier Business, Carrier Assets or the other Carrier Liabilities;

•	other liabilities expressly allocated to Carrier or Carrier’s subsidiaries pursuant to the terms of the separation agreement or certain other agreements entered into in connection with the separation; and
•	subject to limited exceptions, other liabilities to the extent arising out of or relating to the Carrier Business or a Carrier Asset.
•	certain assets of, or related to, the Otis Business, which we refer to as the “Otis Assets,” will be retained by or transferred to Otis or Otis’ subsidiaries, including:
•	equity interests of Otis’ subsidiaries as of immediately after the effective time of the distributions;
•	assets (other than cash and cash equivalents) that are included on the Otis pro forma balance sheet as of [ ], 2020, as well as assets that are of a nature or type that would have resulted in such assets being included on a pro forma combined balance sheet of Otis and Otis’ subsidiaries;
•	contracts (or portions thereof) that, subject to limited exceptions, solely or primarily relate to the Otis Business;
•	permits used or held for use solely or primarily in the Otis Business;
•	certain intellectual property rights and technology used or held for use in the Otis Business;
•	information solely or primarily related to the Otis Assets, the Otis Liabilities, the Otis Business or Otis’ subsidiaries;
•	cash and cash equivalents held in bank or brokerage accounts owned exclusively by Otis or Otis' subsidiaries as of the effective time;
•	other assets expressly allocated to Otis or Otis’ subsidiaries pursuant to the terms of the separation agreement or the other agreements entered into in connection with the separation; and
•	subject to limited exceptions, other assets used or held for use solely or primarily in the Otis Business.
•	certain liabilities of, or related to, the Otis Business, which we refer to as the “Otis Liabilities,” will be retained by or transferred to Otis or Otis’ subsidiaries, including:
•	liabilities that are included on the Otis pro forma balance sheet as of [ ], 2020, as well as liabilities that are of a nature or type that would have resulted in such liabilities being included on a pro forma combined balance sheet of Otis and Otis’ subsidiaries;
•	liabilities relating to, arising out of or resulting from the actions, inactions, events, omissions, conditions, facts, or circumstances to the extent related to, arising out of or resulting from the Otis Business or the Otis Assets;
•	liabilities to the extent relating to, arising out of or resulting from the contracts, intellectual property rights, technology, licenses, permits or financing arrangements that relate to the Otis Business;
•	liabilities arising out of litigation or other claims (including in respect of environmental or asbestos-related matters) made by third parties, including directors, officers, stockholders, employees and agents of Carrier, Otis or UTC, or any investigations, sanctions or orders, to the extent the facts underlying the applicable matter relate to, arise out of or result from the Otis Business, Otis Assets or the other Otis Liabilities;
•	other liabilities expressly allocated to Otis or Otis’ subsidiaries pursuant to the terms of the separation agreement or certain other agreements entered into in connection with the separation; and
•	subject to limited exceptions, other liabilities to the extent arising out of or relating to the Otis Business or an Otis Asset.
•	all assets other than the Carrier Assets and the Otis Assets, which we refer to as the “UTC Assets,” will be retained by or transferred to UTC or UTC’s subsidiaries, including:

•	assets expressly allocated to UTC or UTC’s subsidiaries pursuant to the terms of the separation agreement or the other agreements entered into in connection with the separation;
•	intellectual property rights and technology used or held for use in the UTC Business;
•	permits used or held for use solely or primarily in the UTC Business;
•	information not solely or primarily related to the Carrier Assets, the Carrier Liabilities, the Carrier Business, Carrier’s subsidiaries, the Otis Assets, the Otis Liabilities, the Otis Business or Otis’ subsidiaries; and
•	cash and cash equivalents not held in bank or brokerage accounts owned exclusively by Carrier, Otis or their respective subsidiaries as of the effective time.
•	all liabilities other than the Carrier Liabilities and the Otis Liabilities, which we refer to as the “UTC Liabilities,” will be retained by or transferred to UTC or UTC’s subsidiaries, including:
•	liabilities relating to, arising out of or resulting from the actions, inactions, events, omissions, conditions, facts or circumstances occurring or existing prior to the effective time of the distributions, of UTC or UTC’s subsidiaries, in each case that are not Carrier Liabilities or Otis Liabilities;
•	liabilities arising out of litigation or other claims (including in respect of environmental or asbestos-related matters) made by third parties, including directors, officers, stockholders, employees and agents of Carrier, Otis or UTC, or any investigations, sanctions or orders, to the extent the facts underlying the applicable matter relate to, arise out of or result from the UTC Business, UTC Assets or the other UTC Liabilities; and
•	other liabilities expressly allocated to UTC or UTC’s subsidiaries pursuant to the terms of the separation agreement or certain other agreements entered into in connection with the separation.

Except as expressly set forth in the separation agreement or any ancillary agreement, none of Carrier, Otis or UTC will make any representation or warranty as to the assets, business or liabilities transferred or assumed as part of the separation, as to any consents or approvals required in connection with the transfers, as to the value of or the freedom from any security interests of any of the assets transferred, as to the absence or presence of any defenses or right of setoff or freedom from counterclaim with respect to any claim or other asset of any of Carrier, Otis or UTC, or as to the legal sufficiency of any document or instrument delivered to convey title to any asset to be transferred in connection with the separation. All assets will be transferred on an “as is,” “where is” basis, and the respective transferees will bear the economic and legal risks that any conveyance will prove to be insufficient to vest in the transferee good and marketable title, free and clear of all security interests, that any necessary consents or governmental approvals or notifications are not obtained or made, or that any requirements of laws or judgments are not complied with.

Information in this information statement with respect to the assets and liabilities of the parties following the Carrier distribution and the Otis distribution is presented based on the allocation of such assets and liabilities pursuant to the separation agreement, unless the context otherwise requires. The separation agreement will provide that in the event that the transfer of certain assets and liabilities (or a portion thereof) to Carrier, Otis or UTC, as applicable, does not occur prior to the separation, then until such assets or liabilities (or a portion thereof) are able to be transferred, Carrier, Otis or UTC, as applicable, will hold such assets on behalf and for the benefit of the transferee and will pay, perform and discharge such liabilities, for which the transferee will reimburse Carrier, Otis or UTC, as applicable, for all commercially reasonable payments made in connection with the performance and discharge of such liabilities.

The Distributions

The separation agreement will also govern the rights and obligations of the parties regarding the distributions following the completion of the separation. On the distribution date, UTC will distribute to its shareowners that hold UTC common stock as of the record date all of the issued and outstanding shares of Carrier common stock on a pro rata basis. On the date of the Otis distribution, UTC will distribute to its shareowners that hold UTC common stock as of the record date for the Otis distribution all of the issued and outstanding shares of Otis common stock on a pro rata basis. In each of the Carrier distribution and the Otis distribution, shareowners will receive cash in lieu of any fractional shares.

Conditions to the Distribution

The separation agreement will provide that the Carrier distribution and the Otis distribution are each subject to satisfaction (or waiver by UTC in its sole and absolute discretion) of certain conditions. The conditions to the Otis distribution are substantially identical to those of the Carrier distribution, other than that they apply to Otis. The conditions to the Carrier distribution are described under “The Separation and Distribution—Conditions to the Distribution.” Under the separation agreement, UTC will have the sole and absolute discretion to determine (and change) the terms of the Carrier distribution and the Otis distribution and to determine the record date, the distribution date and the distribution ratio for each of the Carrier distribution and the Otis distribution. However, any such determination or change will be subject to UTC’s obligations to complete the separation and each of the Carrier distribution and the Otis distribution in accordance with the terms and conditions of the Raytheon merger agreement (including, with respect to certain changes, the requirement that UTC obtain Raytheon’s prior written consent). Notwithstanding the conditions set forth in the separation agreement, pursuant to and subject to the terms and conditions of the Raytheon merger agreement, UTC has agreed with Raytheon that UTC will consummate the separation and each of the Otis distribution and the Carrier distribution.

Releases

The separation agreement will provide that Carrier and its affiliates will release and discharge UTC, Otis and their respective affiliates and certain other non-recourse parties from all Carrier Liabilities, all liabilities arising from or in connection with the activities to implement the separation and the Carrier distribution and the Otis distribution, and all liabilities arising from or in connection with all actions, inactions, events, omissions, conditions, facts or circumstances occurring or existing before the distribution date to the extent relating to, arising out of or resulting from the Carrier Business, the Carrier Assets or the Carrier Liabilities, in each case except as expressly set forth in the separation agreement.

The separation agreement will provide that Otis and its affiliates will release and discharge UTC, Carrier and their respective affiliates and certain other non-recourse parties from all Otis Liabilities, all liabilities arising from or in connection with the activities to implement the separation and the Carrier distribution and the Otis distribution, and all liabilities arising from or in connection with all actions, inactions, events, omissions, conditions, facts or circumstances occurring or existing before the distribution date to the extent relating to, arising out of or resulting from the Otis Business, the Otis Assets or the Otis Liabilities, in each case except as expressly set forth in the separation agreement.

The separation agreement will provide that UTC and its affiliates will release and discharge Carrier, Otis and their respective affiliates and certain other non-recourse parties from all UTC Liabilities, all liabilities arising from or in connection with the activities to implement the separation and the Carrier distribution and the Otis distribution, and all liabilities arising from or in connection with all actions, inactions, events, omissions, conditions, facts or circumstances occurring or existing before the distribution date to the extent relating to, arising out of or resulting from the UTC Aerospace Businesses, the UTC Assets or the UTC Liabilities, in each case except as expressly set forth in the separation agreement.

These releases will not extend to obligations or liabilities under any agreements among the parties that remain in effect following the separation, which agreements include the separation agreement and the other agreements described under “Certain Relationships and Related Party Transactions,” or to any obligations or liabilities for the sale, lease, construction or receipt of goods, property or services in the ordinary course of business prior to the distribution date.

Indemnification

In the separation agreement, Carrier will agree to indemnify, defend and hold harmless UTC, Otis, each of UTC’s and Otis’ respective affiliates, and each of UTC’s and Otis’ and their respective affiliates’ directors, officers and employees, from and against all liabilities relating to, arising out of or resulting from:

•	the Carrier Liabilities;

•	Carrier’s failure or the failure of any other person to pay, perform or otherwise promptly discharge any of the Carrier Liabilities, in accordance with their respective terms, whether prior to, at or after the distribution;
•	except to the extent relating to a UTC Liability or an Otis Liability, any guarantee, indemnification or contribution obligation for the benefit of Carrier by UTC or Otis that survives the distribution;
•	any breach by Carrier of the separation agreement or any of the ancillary agreements; and
•	any untrue statement or alleged untrue statement or omission or alleged omission of material fact with respect to (1) all information contained in the Carrier Form 10, this information statement or certain other Carrier disclosure documents other than information relating to Otis or its business, assets or liabilities or the Otis distribution, or statements made explicitly in UTC’s name, and (2) all information in respect of Carrier or its business, assets or liabilities or the Carrier distribution in any UTC disclosure document in respect of a reporting period beginning prior to the completion of the Carrier distribution, or in the Otis Form 10, the Otis information statement or certain other Otis disclosure documents.

In the separation agreement, Otis will agree to indemnify, defend and hold harmless UTC, Carrier, each of UTC’s and Carrier’s respective affiliates, and each of UTC’s and Carrier’s and their respective affiliates’ directors, officers and employees, from and against all liabilities relating to, arising out of or resulting from:

•	the Otis Liabilities;
•	Otis’ failure or the failure of any other person to pay, perform or otherwise promptly discharge any of the Otis Liabilities, in accordance with their respective terms, whether prior to, at or after the distribution;
•	except to the extent relating to a UTC Liability or a Carrier Liability, any guarantee, indemnification or contribution obligation for the benefit of Otis by UTC or Carrier that survives the distribution;
•	any breach by Otis of the separation agreement or any of the ancillary agreements; and
•	any untrue statement or alleged untrue statement or omission or alleged omission of material fact with respect to (1) all information contained in the Otis Form 10, the Otis information statement or certain other Otis disclosure documents other than information relating to Carrier or its business, assets or liabilities or the Carrier distribution, or statements made explicitly in UTC’s name, and (2) all information in respect of Otis or its business, assets or liabilities or the Otis distribution in any UTC disclosure document in respect of a reporting period beginning prior to the completion of the Otis distribution, or in the Carrier Form 10, this information statement or certain other Carrier disclosure documents.

UTC will agree to indemnify, defend and hold harmless each of Carrier and Otis and each of their respective affiliates and each of Carrier’s and Otis’ and their respective affiliates’ directors, officers and employees from and against all liabilities relating to, arising out of or resulting from:

•	the UTC Liabilities;
•	the failure of UTC or any other person to pay, perform or otherwise promptly discharge any of the UTC Liabilities in accordance with their respective terms whether prior to, at or after the distributions;
•	except to the extent relating to an Otis Liability or a Carrier Liability, any guarantee, indemnification or contribution obligation for the benefit of UTC by Otis or Carrier, as applicable, that survives the distributions;
•	any breach by UTC of the separation agreement or any of the ancillary agreements; and
•	any untrue statement or alleged untrue statement or omission or alleged omission of material fact with respect to (1) statements made explicitly in UTC’s name in the Carrier Form 10 or the Otis Form 10, this information statement or the Otis information statement, or certain other Carrier disclosure documents or Otis disclosure documents and (2) statements in any UTC disclosure document other than information in respect of Carrier or Otis or their respective businesses, assets or liabilities or the distributions, made in any UTC disclosure document in respect of a reporting period beginning prior to the distributions.

The separation agreement will also establish procedures with respect to claims subject to indemnification and related matters.

Indemnification with respect to taxes, and the procedures related thereto, will be governed by the tax matters agreement.

Insurance

The separation agreement will provide for the allocation among the parties of rights and obligations under existing insurance policies. In general, no party will have rights under the other parties’ insurance policies, except to make occurrence-based claims in respect of losses incurred prior to specified coverage transition dates under the other parties’ third-party occurrence-based policies to the extent such policies provided coverage for UTC, Carrier or Otis, as applicable, prior to such coverage transition dates. The party accessing the insurance policies will generally be responsible for deductibles, retention amounts, and other fees and expenses to the extent arising out of its accessing such policies. The separation agreement will also provide that each of Carrier and Otis will have rights to access certain third-party insurance or reinsurance policies held by UTC captive insurance entities.

Further Assurances

In addition to the actions specifically provided for in the separation agreement, except as otherwise set forth therein or in any ancillary agreement, Carrier, Otis and UTC will agree in the separation agreement to use reasonable best efforts, prior to, on and after the distribution date, to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws, regulations and agreements to consummate and make effective the transactions contemplated by the separation agreement and the ancillary agreements.

Dispute Resolution

The separation agreement will contain provisions that govern, except as otherwise provided in any ancillary agreement, the resolution of disputes, controversies or claims that may arise among Carrier, Otis and UTC related to the separation or distributions. These provisions will contemplate that efforts will be made to resolve disputes, controversies and claims through a transition committee, then by escalation of the matter to executives of the parties in dispute. If such efforts are not successful, one of the parties in dispute may submit the dispute, controversy or claim to nonbinding mediation or, if such nonbinding mediation is not successful, binding arbitration, subject to the provisions of the separation agreement.

Expenses

Except as expressly set forth in the separation agreement or in any ancillary agreement, the party incurring the expense will be responsible for all costs and expenses incurred in connection with the separation incurred prior to the distribution date, including costs and expenses relating to legal and tax counsel, financial advisors and accounting advisory work related to the separation. Except as expressly set forth in the separation agreement or in any ancillary agreement, or as otherwise agreed in writing by Carrier, Otis and UTC, all costs and expenses incurred in connection with the separation after the distributions will also be paid by the party incurring such cost and expense.

Other Matters

Other matters governed by the separation agreement will include approvals and notifications of transfer, termination of intercompany agreements, shared contracts, financial information certifications, transition committee provisions, confidentiality, access to and provision of records, privacy and data protection, production of witnesses, privileged matters, and financing arrangements. The separation agreement will not provide for any of Carrier, Otis or UTC to be subject to restrictions on competition.

Amendment and Termination

The separation agreement will provide that it may be terminated, and the separation and distributions may be modified or abandoned, at any time prior to the distribution date in the sole and absolute discretion of the UTC Board of Directors without the approval of Carrier or Otis. Pursuant to and subject to the terms and conditions of the Raytheon merger agreement, UTC has agreed with Raytheon that UTC will consummate the separation and each of the Carrier distribution and the Otis distribution.

The separation agreement will provide that no provision of the separation agreement or any ancillary agreement may be waived, amended, supplemented or modified by a party without the written consent of the party or parties against whom it is sought to enforce such waiver, amendment supplement or modification. In addition, pursuant to the terms and conditions of the Raytheon merger agreement, UTC may not give its consent to certain categories of such waivers, amendments, supplements or modifications, or make certain other changes to the terms of the separation, the Carrier distribution or the Otis distribution without the prior written consent of Raytheon.

After the distribution date, the separation agreement may not be amended or terminated, except by an agreement in writing signed by Carrier, Otis and UTC.

In the event of a termination of the separation agreement, no party, nor any of its directors, officers or employees, will have any liability of any kind to the other parties or any other person by reason of the separation agreement.

Transition Services Agreement

Carrier, Otis and UTC will enter into a transition services agreement in connection with the separation pursuant to which UTC and its subsidiaries will provide to Carrier and Otis and their respective subsidiaries, and Carrier and Otis and their respective subsidiaries will provide to UTC and its subsidiaries, on an interim, transitional basis, various services, as applicable, including, but not limited to information technology services, technical and engineering support, application support for operations, legal, payroll, finance, tax and accounting, general administrative services and other support services. The agreed-upon charges for such services are generally intended to allow the servicing party to charge a price comprised of costs and expenses, including reasonably allocable overhead expenses. The party receiving each transition service will be provided with reasonable information that supports the charges for the transition services being provided.

The services will commence on the distribution date and will generally terminate no later than 12 months (or in certain cases, 18 months) following the distribution date. The receiving party may terminate any services by giving prior written notice to the provider of such services and paying any applicable wind-down charges.

Subject to certain exceptions, the liabilities of each party under the transition services agreement in respect of such party’s provision of services will generally be limited to the aggregate charges actually paid or payable to such party by the recipient of such services pursuant to the transition services agreement. The transition services agreement also will provide that the provider of a service will not be liable to the recipient of such service for any indirect, incidental, punitive, exemplary, remote, speculative or similar damages in excess of compensatory damages of another party.

Tax Matters Agreement

In connection with the separation, Carrier, Otis and UTC will enter into a tax matters agreement that will govern the parties’ respective rights, responsibilities and obligations with respect to taxes (including responsibility for taxes, entitlement to refunds, allocation of tax attributes, preparation of tax returns, control of tax contests, and other tax matters).

Under the tax matters agreement, UTC generally will be responsible for all U.S. federal income taxes imposed on the UTC consolidated tax return group and state and foreign income, franchise, capital gain, withholding and similar taxes imposed on a consolidated, combined or unitary group (or similar tax group under non-U.S. law) that includes UTC or one of its subsidiaries with respect to taxable periods (or portions thereof) that end on or prior to the distribution date, except (1) special rules will apply with respect to certain taxes imposed in connection with the separation and distribution, (2) Carrier and Otis will each be responsible for a specified portion of any installment payment required to be paid after the distribution date by UTC pursuant to Section 965(h)(2) of the Code, (3) Carrier and Otis will each be responsible for specified taxes that exclusively relate to the Carrier Business or the Otis Business, as applicable and (4) Carrier and Otis will each be responsible for taxes resulting from any breach of any representation or covenant made by Carrier or Otis, as applicable, in the tax matters agreement or other separation-related agreements. Carrier and Otis generally will each be responsible for all federal, state, or foreign income, franchise, capital gain, withholding or similar taxes imposed on a separate return basis on Carrier (or any of its subsidiaries or any subgroup consisting solely of Carrier and its subsidiaries) or Otis (or any of its subsidiaries or any subgroup consisting solely of Otis and its subsidiaries), as applicable, with respect to taxable periods (or portions thereof) that end on or prior to the date of the relevant distribution, except (a) special rules will apply with respect to certain taxes imposed in connection with the separation and distribution and (b) UTC will be responsible for taxes resulting from any breach of any representation or covenant made by UTC in the tax matters agreement or other separation-related agreements.

The tax matters agreement will provide special rules that allocate tax liabilities in the event either (1) the distribution, together with certain related transactions, fails to qualify as a transaction that is generally tax-free for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code or (2) any internal separation transaction that is intended to qualify as a transaction that is generally tax-free fails to so qualify. Under the tax matters agreement, each party generally will be responsible for any taxes and related amounts imposed on UTC, Carrier or Otis as a result of the failure to so qualify, to the extent that the failure to so qualify is attributable to actions, events or transactions relating to such party’s respective stock, assets or business, or a breach of the relevant representations or covenants made by that party in the tax matters agreement. Further, under the tax matters agreement, each of UTC, Carrier and Otis would be responsible for a specified portion of any taxes (and any related costs and other damages) (a) arising as a result of the failure of either of the distributions and certain related transactions to qualify as a transaction that is generally tax-free (including as a result of Section 355(e) of the Code) or a failure of any internal separation transaction that is intended to qualify as a transaction that is generally tax-free to so qualify or (b) arising from an adjustment, pursuant to an audit or other tax proceeding, with respect to any separation transaction that is not intended to qualify as a transaction that is generally tax-free, in each case, to the extent such amounts did not result from a disqualifying action by, or acquisition of equity securities of, Carrier, Otis or UTC.

In addition, the tax matters agreement will impose certain restrictions on Carrier and its subsidiaries during the two-year period following the distribution that will be intended to prevent either of the distributions, together with certain related transactions, from failing to qualify as a transaction that is generally tax-free for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code. Specifically, during such period, except in specific circumstances, Carrier and its subsidiaries will generally be prohibited from (1) ceasing to conduct certain businesses, (2) entering into certain transactions or series of transactions pursuant to which all or a portion of the shares of Carrier common stock would be acquired or all or a portion of certain assets of Carrier and its subsidiaries would be acquired, (3) liquidating or merging or consolidating with any other person, (4) issuing equity securities beyond certain thresholds, (5) repurchasing Carrier stock other than in certain open-market transactions or (6) taking or failing to take any other action that would cause the distribution, together with certain related transactions, to fail to qualify as a transaction that is generally tax-free for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code.

Employee Matters Agreement

Carrier, Otis and UTC will enter into an employee matters agreement in connection with the separation to allocate liabilities and responsibilities relating to employment matters, employee compensation and benefits plans and programs, and other related matters. The employee matters agreement will govern certain compensation and employee benefit obligations with respect to the current and former employees and non-employee directors of each company.

The employee matters agreement will provide that, unless otherwise specified, each party will be responsible for liabilities associated with current and former employees of such party and its current and former subsidiaries.

The employee matters agreement will also govern the terms of equity-based awards granted by UTC prior to the separation. See “The Separation and Distribution—Treatment of Equity-Based Compensation.”

The employee matters agreement will restrict each of Carrier, Otis and UTC from soliciting certain employees of either of the other parties for a period of 18 months following the Carrier Distribution and the Otis Distribution, subject to customary exceptions.

Intellectual Property Agreement

Carrier, Otis and UTC will enter into an intellectual property agreement in connection with the separation under which each party, on behalf of itself and its subsidiaries, will as of the effective time of the distributions, own or have the right to use certain intellectual property rights relevant to the Carrier Business, the Otis Business or the UTC Aerospace Businesses, respectively. The intellectual property agreement will provide that intellectual property rights that arose from certain services performed by one of the Carrier Business, the Otis Business and the UTC Aerospace Businesses (the “performer”) at the request of one of the other two businesses (the “requester”) generally will be assigned to the requester or the performer in accordance with prior intercompany practice. Additionally, the intellectual property agreement will provide that each of the Carrier Business, the Otis Business and the UTC Aerospace Businesses (the “licensor”) will grant to the other two businesses (each, a “licensee”) a license to intellectual property rights of the licensor that, prior to the distribution date, were used in connection with, necessary for the ongoing conduct of or subject to a documented plan for future use by, the licensee. The licenses will be royalty-free, nonexclusive, perpetual, irrevocable, fully paid-up, and, in the field of the licensee’s business, worldwide. The licenses will include the licensee’s right to sublicense, subject to certain customary limitations, and customary confidentiality requirements will apply.

In addition, Carrier, Otis and UTC will agree that ownership of certain trademarks used by more than one of Carrier, Otis and UTC will be allocated to one of Carrier, Otis and UTC and licensed to one or both of the other parties to the extent they use such trademarks.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a discussion of material U.S. federal income tax consequences of the distribution to “U.S. holders” (as defined below) of UTC common stock. This discussion is based on the Code, U.S. Treasury Regulations promulgated thereunder, rulings and other administrative pronouncements issued by the IRS, and judicial decisions, in each case as in effect and available on the date of this information statement and all of which are subject to differing interpretations and change at any time, possibly with retroactive effect. Any such change could affect the accuracy of the statements and conclusions set forth in this document.

This discussion applies only to U.S. holders of shares of UTC common stock who hold such shares as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion is based upon the assumption that the separation and the distribution, together with certain related transactions, will be consummated in accordance with the separation agreement and the other separation-related agreements and as described in this information statement. This discussion is for general information only and is not tax advice. It does not address all aspects of U.S. federal income taxation that may be relevant to particular holders of UTC common stock in light of their particular circumstances nor does it address tax considerations applicable to holders that are or may be subject to special treatment under the U.S. federal income tax laws (such as, without limitation, insurance companies, tax-exempt organizations, financial institutions, mutual funds, certain former U.S. citizens or long-term residents of the United States, broker-dealers, partnerships (or entities or arrangements treated as partnerships for U.S. federal income tax purposes), or other pass-through entities or the owners thereof, traders in securities who elect a mark-to-market method of accounting, holders who hold their UTC common stock as part of a “hedge,” “straddle,” “conversion,” “synthetic security,” “integrated investment” or “constructive sale transaction,” holders who acquired UTC common stock or Carrier common stock upon the exercise of employee stock options or otherwise as compensation or holders whose functional currency is not the U.S. Dollar). This discussion also does not address any tax consequences arising under the alternative minimum tax, the Medicare tax on net investment income or the Foreign Account Tax Compliance Act (including the Treasury Regulations promulgated thereunder and intergovernmental agreements entered into pursuant thereto or in connection therewith). In addition, no information is provided with respect to any tax considerations under state, local or foreign laws or U.S. federal laws other than those pertaining to the U.S. federal income tax. This discussion does not address the tax consequences to any person who actually or constructively owns 5 percent or more of UTC common stock.

If a partnership (or any other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds UTC common stock, the tax treatment of a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. Holders of UTC common stock that are partnerships and partners in such partnerships should consult their own tax advisors as to the tax consequences of the distribution.

For purposes of this discussion, a “U.S. holder” is a beneficial owner of UTC common stock that is, for U.S. federal income tax purposes:

•	an individual citizen or a resident of the United States;
•	a corporation (or any other entity treated as a corporation) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;
•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or
•	a trust, if (1) a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of the substantial decisions of such trust or (2) it has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

THE FOLLOWING DISCUSSION IS A SUMMARY OF MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE DISTRIBUTION UNDER CURRENT LAW AND IS FOR GENERAL INFORMATION ONLY. ALL HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES OF THE DISTRIBUTION TO THEM, INCLUDING THE APPLICATION AND EFFECT OF U.S. FEDERAL, STATE, LOCAL, NON-U.S. AND OTHER TAX LAWS.

The distribution is conditioned, among other things, on the receipt by UTC and continued validity of (1) an IRS ruling satisfactory to the UTC Board of Directors and (2) an opinion of outside counsel, satisfactory to the UTC Board of Directors, regarding the qualification of certain elements of the distribution under Section 355 of the Code. The IRS ruling and the opinion of counsel will be based upon and rely on, among other things, various facts and assumptions, as well as certain representations, statements and undertakings of Carrier, Otis and UTC (including those relating to the past and future conduct of Carrier, Otis and UTC). If any of these representations, statements or undertakings is, or becomes, inaccurate or incomplete, or if any of the representations or covenants contained in any of the separation-related agreements and documents or in any documents relating to the IRS ruling and/or the opinion of counsel are inaccurate or not complied with by Otis, Carrier or UTC, such IRS ruling and/or the opinion of counsel may be invalid and the conclusions reached therein could be jeopardized.

Notwithstanding receipt by UTC of the IRS ruling and the opinion of counsel, the IRS could determine that the distribution and/or certain related transactions should be treated as taxable transactions for U.S. federal income tax purposes if it determines that any of the representations, assumptions or undertakings upon which the IRS ruling or the opinion of counsel was based are false or have been violated. In addition, the IRS ruling will not address all of the issues that are relevant to determining whether the distribution, together with certain related transactions, qualifies as a transaction that is generally tax-free for U.S. federal income tax purposes, and an opinion of counsel represents the judgment of such counsel and is not binding on the IRS or any court and the IRS or a court may disagree with the conclusions in the opinion of counsel. Accordingly, notwithstanding receipt by UTC of the IRS ruling and the opinion of counsel, there can be no assurance that the IRS will not assert that the distribution and/or certain related transactions do not qualify for tax-free treatment for U.S. federal income tax purposes or that a court would not sustain such a challenge. In the event the IRS were to prevail with such challenge, UTC, Carrier and UTC shareowners could be subject to significant U.S. federal income tax liability. Please refer to “—Material U.S. Federal Income Tax Consequences if the Distribution is Taxable” below.

Material U.S. Federal Income Tax Consequences if the Distribution, Together with Certain Related Transactions, Qualifies as a Transaction That is Generally Tax-Free Under Sections 355 and Sections 368(a)(1)(D) of the Code.

If the distribution, together with certain related transactions, qualifies as a transaction that is generally tax-free for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code, the U.S. federal income tax consequences of the distribution are as follows:

•	no gain or loss will be recognized by, and no amount will be includible in the income of UTC as a result of the distribution, other than gain or income arising in connection with certain internal restructurings undertaken in connection with the separation and distribution (including with respect to any portion of the borrowing proceeds transferred to UTC from Carrier that is not used for qualifying purposes) and with respect to any “excess loss account” or “intercompany transaction” required to be taken into account by UTC under Treasury Regulations relating to consolidated federal income tax returns;
•	no gain or loss will be recognized by (and no amount will be included in the income of) U.S. holders of UTC common stock upon the receipt of Carrier common stock in the distribution for U.S. federal income tax purposes, except with respect to any cash received in lieu of fractional shares of Carrier common stock (as described below);
•	the aggregate tax basis of the UTC common stock and the Carrier common stock received in the distribution (including any fractional share interest in Carrier common stock for which cash is received) in the hands of each U.S. holder of UTC common stock immediately after the distribution will equal the aggregate basis of UTC common stock held by the U.S. holder immediately before the distribution, allocated between the UTC common stock and the Carrier common stock (including any fractional share interest in Carrier common stock for which cash is received) in proportion to the relative fair market value of each on the date of the distribution (provided that, in the event the Carrier distribution and the Otis distribution occur on the same date, the aggregate tax basis of the UTC common stock, the Carrier common stock and the Otis common stock received in the distributions (including any fractional share interest in Carrier common stock and/or Otis common stock for which cash is received) in the hands of each U.S. holder of UTC common stock immediately after the distributions will equal the aggregate basis of UTC common stock held by the U.S. holder immediately before the distributions, allocated among the UTC common stock, the Carrier common stock and the Otis common stock (including any fractional share interest in Carrier common stock and/or Otis common stock for which cash is received) in proportion to the relative fair market value of each on the date of the distributions); and

•	the holding period of the Carrier common stock received by each U.S. holder of UTC common stock in the distribution (including any fractional share interest in Carrier common stock for which cash is received) will generally include the holding period at the time of the distribution for the UTC common stock with respect to which the distribution is made.

A U.S. holder who receives cash in lieu of a fractional share of Carrier common stock in the distribution will be treated as having sold such fractional share for cash, and will recognize capital gain or loss in an amount equal to the difference between the amount of cash received and such U.S. holder’s adjusted tax basis in such fractional share. Such gain or loss will be long-term capital gain or loss if the U.S. holder’s holding period for its UTC common stock exceeds one year at the time of the distribution.

If a U.S. holder of UTC common stock holds different blocks of UTC common stock (generally shares of UTC common stock purchased or acquired on different dates or at different prices), such holder should consult its tax advisor regarding the determination of the basis and holding period of shares of Carrier common stock received in the distribution in respect of particular blocks of UTC common stock.

Material U.S. Federal Income Tax Consequences if the Distribution Is Taxable.

As discussed above, notwithstanding receipt by UTC of the IRS ruling and an opinion of counsel, the IRS could assert that the distribution does not qualify for tax-free treatment for U.S. federal income tax purposes. If the IRS were successful in taking this position, some or all of the consequences described above would not apply, and UTC, Carrier, Otis and UTC shareowners could be subject to significant U.S. federal income tax liability. In addition, certain events that may or may not be within the control of UTC, Carrier or Otis could cause the distribution and certain related transactions to not qualify for tax-free treatment for U.S. federal income tax purposes. Depending on the circumstances, Carrier may be required to indemnify UTC and Otis for taxes (and certain related losses) resulting from the distribution and certain related transactions not qualifying as tax-free.

If the distribution were to fail to qualify as a transaction that is generally tax-free for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code, in general, for U.S. federal income tax purposes, UTC would recognize taxable gain as if it had sold the Carrier common stock in a taxable sale for its fair market value (unless UTC and Carrier jointly make an election under Section 336(e) of the Code with respect to the distribution, in which case, in general, (1) the UTC group would recognize taxable gain as if Carrier had sold all of its assets in a taxable sale in exchange for an amount equal to the fair market value of the Carrier common stock and the assumption of all Carrier’s liabilities and (2) Carrier would obtain a related step up in the basis of its assets), and UTC shareowners who receive Carrier common stock in the distribution would be subject to tax as if they had received a taxable distribution equal to the fair market value of such shares.

Even if the distribution were to otherwise qualify as a tax-free transaction under Sections 355 and 368(a)(1)(D) of the Code, it may result in taxable gain to UTC (but not its shareowners) under Section 355(e) of the Code if the distribution were later deemed to be part of a plan (or series of related transactions) pursuant to which one or more persons acquire, directly or indirectly, shares representing a 50 percent or greater interest (by vote or value) in UTC or Carrier. For this purpose, any acquisitions of UTC or Carrier shares within the period beginning two years before the distribution and ending two years after the distribution are presumed to be part of such a plan, although UTC or Carrier may be able to rebut that presumption (including by qualifying for one or more safe harbors under applicable Treasury Regulations). Further, for purposes of this test, even if the Raytheon merger were treated as part of such a plan, the Raytheon merger alone should not cause the distribution to be taxable to UTC under Section 355(e) of the Code because pre-Raytheon merger holders of UTC common stock will own over 50 percent of the UTC common stock immediately following the Raytheon merger. However, if the IRS were to determine that other acquisitions of UTC or Carrier stock, either before or after the distribution, were part of a plan or series of related transactions that included the distribution, such determination could result in significant tax liabilities to UTC.

In connection with the distribution, Carrier, Otis and UTC will enter into a tax matters agreement pursuant to which each of Carrier and Otis will be responsible for certain liabilities and obligations following the distributions. In general, under the terms of the tax matters agreement, if the distribution, together with certain related transactions, were to fail to qualify as a transaction that is generally tax-free for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code (including as a result of Section 355(e) of the Code) or if certain related transactions were to fail to qualify as tax-free under applicable law, and if such failure were the result of actions taken after the distribution by UTC, Carrier or Otis, then the party responsible for such failure will be responsible for all taxes imposed on UTC, Carrier or Otis to the extent such taxes result from such actions. However, if such failure was the result of any acquisition of Carrier shares, or of any of Carrier’s representations, statements or undertakings being incorrect, incomplete or breached, then Carrier generally will be responsible for all taxes imposed as a result of such acquisition or breach. Further, under the terms of the tax matters agreement, if either of the distributions, together with certain related transactions, were to fail to qualify as a transaction that is generally tax-free for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code (including as a result of Section 355(e) of the Code) or if certain related transactions were to fail to qualify as tax-free under applicable law, and if such failure were not the result of actions taken after the distribution by, or acquisitions of equity securities of, UTC, Carrier or Otis, then UTC, Carrier and Otis will each be responsible for a specified portion of any such taxes. For a discussion of the tax matters agreement, see “Certain Relationships and Related Party Transactions—Tax Matters Agreement.” Carrier’s indemnification obligations to UTC and Otis under the tax matters agreement will not be limited in amount or subject to any cap. If Carrier is required to pay any taxes or indemnify UTC, Otis and their respective subsidiaries and officers and directors under the circumstances set forth in the tax matters agreement, Carrier may be subject to substantial liabilities.

Backup Withholding and Information Reporting.

Payments of cash to U.S. holders of UTC common stock in lieu of fractional shares of Carrier common stock may be subject to information reporting and backup withholding (currently, at a rate of 24 percent), unless such U.S. holder delivers a properly completed IRS Form W-9 certifying such U.S. holder’s correct taxpayer identification number and certain other information, or otherwise establishes an exemption from backup withholding. Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules may be refunded or credited against a U.S. holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.

THE FOREGOING DISCUSSION IS A SUMMARY OF MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE DISTRIBUTION UNDER CURRENT LAW AND IS FOR GENERAL INFORMATION ONLY. ALL HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES OF THE DISTRIBUTION TO THEM, INCLUDING THE APPLICATION AND EFFECT OF U.S. FEDERAL, STATE, LOCAL, NON-U.S. AND OTHER TAX LAWS.

DESCRIPTION OF MATERIAL INDEBTEDNESS

Carrier intends to incur certain indebtedness prior to the separation. If we enter into arrangements for such indebtedness prior to the effectiveness of the registration statement of which this information statement forms a part, a description of such arrangements will be included in an amendment to this information statement.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Before the separation and distribution, all of the outstanding shares of Carrier common stock will be owned beneficially and of record by UTC. Following the separation and distribution, Carrier expects to have outstanding an aggregate of approximately [         ] shares of common stock based upon approximately [         ] shares of UTC common stock issued and outstanding on [         ], 2020, excluding treasury shares, assuming no exercise of UTC options and applying the distribution ratio.

Share Ownership Information for Directors and Officers

The following table shows the number of shares of Carrier common stock expected to be beneficially owned by our current directors, named executive officers and our directors and current executive officers as a group immediately following the completion of the distribution, based on information available as of [         ], 2020 and based on the assumption that, for every share of UTC common stock held by such persons, they will receive [         ] shares of Carrier common stock. None of these individuals, or the group as a whole, would be expected to beneficially own more than 1 percent of our common stock immediately following the completion of the distribution. Each person listed in the following table had sole voting and investment power of the shares shown, except as noted in the footnotes below.

Directors and Executive Officers	SARs Exercisable within 60 days(1)	RSUs Convertible to Shares within 60 days(2)	DSUs Convertible to Shares within 60 days(2)	Total Shares Beneficially Owned(3)
John V. Faraci	[ ]	[ ]	[ ]	[ ]
David L. Gitlin	[ ]	[ ]	[ ]	[ ]
Timothy McLevish	[ ]	[ ]	[ ]	[ ]
(1)	[ ]
(2)	[ ]
(3)	[ ]

Certain Beneficial Owners

The following table shows all holders known to Carrier that are expected to be beneficial owners of more than 5 percent of the outstanding shares of Carrier common stock immediately following the completion of the distribution, based on information available as of [         ], 2020 and based upon the assumption that, for every share of UTC common stock held by such persons, they will receive [         ] shares of Carrier common stock.

Name and Address	Shares	Percent of Class
[ ]	[ ]	[ ]

DESCRIPTION OF CARRIER CAPITAL STOCK

Carrier’s certificate of incorporation and bylaws will be amended and restated prior to the distribution. The following briefly summarizes the material terms of our capital stock that will be contained in our amended and restated certificate of incorporation and amended and restated bylaws. These summaries do not describe every aspect of these securities and documents and are subject to all the provisions of our amended and restated certificate of incorporation or amended and restated bylaws that will be in effect at the time of the distribution, and are qualified in their entirety by reference to these documents, which you should read (along with the applicable provisions of Delaware law) for complete information on our capital stock as of the time of the distribution. The amended and restated certificate of incorporation and amended and restated bylaws, each in a form expected to be in effect at the time of the distribution, will be included as exhibits to Carrier’s registration statement on Form 10, of which this information statement forms a part. We will include our amended and restated certificate of incorporation and amended and restated bylaws, as in effect at the time of the distribution, in a Current Report on Form 8-K filed with the SEC. The following also summarizes certain relevant provisions of the DGCL. Since the terms of the DGCL are more detailed than the general information provided below, you should read the actual provisions of the DGCL for complete information.

General

Carrier’s authorized capital stock will consist of [         ] shares of common stock, par value $0.01 per share, and [         ] shares of preferred stock, par value $[         ] per share.

Immediately following the distribution, we expect that approximately [         ] shares of our common stock will be issued and outstanding and that no shares of our preferred stock will be issued and outstanding.

Common Stock

Immediately following the distribution, we expect that approximately [         ] shares of our common stock will be issued and outstanding, all of which will be fully paid and nonassessable.

Common shareowners will be entitled to one vote for each share held on all matters submitted to a vote of shareowners.

Common shareowners will be entitled to share equally in the dividends, if any, that may be declared by Carrier’s Board of Directors out of funds that are legally available to pay dividends, but only after payment of any dividends required to be paid on outstanding preferred stock, if any. Upon any voluntary or involuntary liquidation, dissolution or winding up of Carrier, the common shareowners will be entitled to share ratably in all assets of Carrier remaining after we pay all of our debts and other liabilities and any amounts we may owe to the holders of our preferred stock, if any.

Common shareowners will not have any preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of common shareowners will be subject to the rights of the shareowners of any series of preferred stock that we will or may designate and issue.

Delaware law and our amended and restated bylaws will permit us to issue uncertificated shares of common stock.

Preferred Stock

As noted above, the rights, preferences and privileges of common shareowners may be affected by the rights, preferences and privileges granted to holders of preferred stock. For this reason, you should be aware that Carrier’s Board of Directors will have the authority, without further action by the shareowners, to issue shares of preferred stock in one or more series, and to fix the rights, preferences and privileges (including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences) of each series, which may be greater than the rights of the common stock. It is not possible to state the actual effect of the issuance of any additional series of preferred stock upon the rights of common shareowners until the Board determines the specific rights of the holders of that series. However, the effects might include, among other things (1) restricting dividends on the common stock, (2) diluting the voting power of the common stock, (3) impairing the liquidation rights of the common stock, or (4) delaying or preventing a change in control of Carrier without further action by the shareowners.

Immediately following the distribution, we expect no shares of our preferred stock to be issued and outstanding.

Charter and Bylaw Provisions

Upon completion of the separation and the distribution, we expect that [         ] individuals will serve on Carrier’s Board of Directors. At each annual meeting of shareowners, the entire Board will be elected for a term of one year. Carrier’s amended and restated bylaws will provide that the Board may, from time to time, designate the number of directors; however, the number may not be less than 5 nor more than 14. Vacancies on the board (except in an instance where a director is removed by shareowners and the resulting vacancy is filled by shareowners) may be filled by a vote of the majority of the directors then in office, even if less than a quorum.

Carrier’s amended and restated bylaws will establish advance notice procedures with respect to shareowner proposals and the nomination of candidates for election of directors, other than nominations made by or at the direction of Carrier’s Board of Directors. Eligible shareowners will be permitted to include their own director nominees in Carrier’s proxy materials under the circumstances set forth in the amended and restated bylaws. Generally, a shareowner or a group of up to 20 shareowners, who has maintained continuous qualifying ownership of at least 3 percent of Carrier’s outstanding common stock for at least three years, will be permitted to include director nominees constituting up to 20 percent of the Board in the proxy materials for an annual meeting of shareowners if such shareowner or group of shareowners complies with the other requirements set forth in the proxy access provision.

Carrier’s amended and restated bylaws will include an exclusive forum provision. This provision will provide that, unless Carrier consents in writing to the selection of an alternative forum, the sole and exclusive forum for various types of suits will be a state court located within the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware). Such suits will include (1) any derivative action or proceeding brought on behalf of Carrier, (2) any action asserting a claim of breach of a fiduciary duty owed by any director or officer or other employee of Carrier to the company or to Carrier’s shareowners, (3) any action asserting a claim against Carrier or any director or officer or other employee of Carrier arising pursuant to any provision of the DGCL or Carrier’s amended and restated certificate of incorporation or amended and restated bylaws (as either may be amended from time to time) or (4) any action asserting a claim against Carrier or any director or officer or other employee of Carrier governed by the internal affairs doctrine. Under Carrier’s amended and restated bylaws, to the fullest extent permitted by law, this exclusive forum provision will apply to state and federal law claims, including claims under the federal securities laws, including the Securities Act and the Exchange Act, although Carrier shareowners will not be deemed to have waived Carrier’s compliance with the federal securities laws and the rules and regulations thereunder. The enforceability of similar choice of forum provisions in other companies’ organizational documents has been challenged in legal proceedings, and it is possible that, in connection with claims arising under federal securities laws or otherwise, a court could find the exclusive forum provision contained in Carrier’s amended and restated bylaws to be inapplicable or unenforceable.

Under Delaware law, the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless a corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage.

Certain of the provisions of Carrier’s amended and restated certificate of incorporation and amended and restated bylaws discussed above and below could discourage a proxy contest or the acquisition of control of a substantial block of our stock. These provisions could also have the effect of discouraging a third party from making a tender offer or otherwise attempting to obtain control of Carrier, even though an attempt to obtain control of Carrier might be beneficial to Carrier and its shareowners.

Carrier’s amended and restated certificate of incorporation will include provisions eliminating the personal liability of our directors for monetary damages resulting from breaches of their fiduciary duty to the extent permitted by Delaware law. The amended and restated bylaws will include provisions indemnifying our directors, officers and employees to the fullest extent permitted by Delaware law, including under circumstances in which indemnification is otherwise discretionary. The amended and restated bylaws will additionally include provisions relating to reimbursement by Carrier of expenses reasonably incurred by our current and former directors and officers in advance of the final disposition of any such proceeding, and permitting the Chief Executive Officer or the General Counsel and the Chief Financial Officer acting together to reimburse the expenses of our current and former employees, agents and fiduciaries in advance of the final disposition of any such proceeding.

Change of Control

Section 203 of the DGCL, under certain circumstances, may make it more difficult for a person who is an “Interested Shareowner,” as defined in Section 203, to effect various business combinations with a corporation for a three-year period. Under Delaware law, a corporation’s certificate of incorporation or bylaws may exclude a corporation from the restrictions imposed by Section 203. However, Carrier’s amended and restated certificate of incorporation and amended and restated bylaws will not exclude us from these restrictions, and these restrictions will apply to us.

Listing

We intend to apply to have our shares of common stock listed on the NYSE under the symbol “[         ].”

Sale of Unregistered Securities

On March 15, 2019, Carrier issued one share of its common stock to UTC pursuant to Section 4(a)(2) of the Securities Act. We did not register the issuance of the issued shares under the Securities Act because such issuance did not constitute a public offering.

Transfer Agent and Registrar

After the distribution, the transfer agent and registrar for our common stock will be Computershare.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form 10 with the SEC with respect to the shares of our common stock being distributed as contemplated by this information statement. This information statement is a part of, and does not contain all of the information set forth in, the registration statement and the exhibits and schedules to the registration statement. For further information with respect to Carrier and Carrier common stock, please refer to the registration statement, including its exhibits and schedules. Statements made in this information statement relating to any contract or other document filed as an exhibit to the registration statement include the material terms of such contract or other document. However, such statements are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document. You may review a copy of the registration statement, including its exhibits and schedules, on the Internet website maintained by the SEC at www.sec.gov. Information contained on or connected to any website referenced in this information statement is not incorporated into this information statement or the registration statement of which this information statement forms a part, or in any other filings with, or any information furnished or submitted to, the SEC.

As a result of the distribution, Carrier will become subject to the information and reporting requirements of the Exchange Act and, in accordance with the Exchange Act, will file periodic reports, proxy statements and other information with the SEC.

We intend to furnish holders of our common stock with annual reports containing consolidated financial statements prepared in accordance with GAAP and audited and reported on, with an opinion expressed, by an independent registered public accounting firm.

You should rely only on the information contained in this information statement or to which this information statement has referred you. We have not authorized any person to provide you with different information or to make any representation not contained in this information statement.

INDEX TO COMBINED FINANCIAL STATEMENTS

CARRIER GLOBAL CORPORATION
 (A Business of United Technologies Corporation)

COMBINED FINANCIAL STATEMENTS
As of and for the Years Ended December 31, 2018 and 2017

Report of Independent Registered Public Accounting Firm

The segment change described in Note 20 to the combined financial statements has not been consummated at August 9, 2019. When it has been consummated, we will be in a position to furnish the following report.

/s/ PricewaterhouseCoopers LLP

Hartford, Connecticut
August 9, 2019

“Report of Independent Registered Public Accounting Firm

To the Shareowners and Board of Directors of United Technologies Corporation

Opinion on the Financial Statements

We have audited the accompanying combined balance sheets of Carrier Global Corporation (a Business of United Technologies Corporation) (the “Company”) as of December 31, 2018 and 2017, and the related combined statements of operations, of comprehensive income, of changes in equity and of cash flows for the years then ended, including the related notes and financial statement schedule listed in the accompanying index (collectively referred to as the “combined financial statements”). In our opinion, the combined financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s combined financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these combined financial statements in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the combined financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the combined financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the combined financial statements. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Hartford, Connecticut
August 9, 2019, except for the effects of the change in segments described in Note 20, as to which the date is

We have served as the Company’s auditor since 2019.”

Combined Statements of Operations

	For the Years Ended December 31,
(dollars in millions)	2018	2017
Net sales:
Product sales (Notes 5 and 16)	$15,674	$14,775
Service sales	3,240	3,039
	18,914	17,814
Costs and expenses:
Cost of products sold (Notes 5 and 16)	11,063	10,474
Cost of services sold	2,282	2,155
Research and development	400	364
Selling, general and administrative	2,689	2,584
	16,434	15,577
Equity method investment net earnings	220	218
Other income, net	937	575
Operating profit:	3,637	3,030
Non-service pension benefit	(168)	(139)
Interest (income) expense, net	(37)	115
Income from operations before income taxes:	3,842	3,054
Income tax expense	1,073	1,787
Net income:	2,769	1,267
Less: Noncontrolling interest in subsidiaries’ earnings	35	40
Net income attributable to Carrier Global Corporation	$2,734	$1,227

See accompanying notes to the Combined Financial Statements.

Combined Statements of Comprehensive Income

	For the Years Ended December 31,
(dollars in millions)	2018	2017
Net income	$2,769	$1,267
Other comprehensive (loss) income, net of tax:
Foreign currency translation adjustments arising during period	(449)	771
	(449)	771
Pension and postretirement benefit plans:
Net actuarial loss arising during period	(221)	(13)
Prior service (cost) credit arising during period	(9)	14
Amortization of actuarial loss and prior service cost	17	16
Other	21	(33)
	(192)	(16)
Tax benefit	33	5
	(159)	(11)
Unrealized gain (loss) on available-for-sale securities:
Unrealized holding loss arising during period	—	(31)
Reclassification adjustments for gain on sale of investment included in Other income, net	—	(394)

	—	(425)
Tax benefit	—	163
	—	(262)
Change in unrealized cash flow hedging:
Unrealized cash flow hedging gain arising during period	—	2
Loss reclassified into Product sales	2	1
	2	3
Tax benefit	—	—
	2	3
Other comprehensive (loss) income, net of tax	(606)	501
Comprehensive income	2,163	1,768
Less: comprehensive income attributable to noncontrolling interest	(27)	(74)
Comprehensive income attributable to Carrier Global Corporation	$2,136	$1,694

See accompanying notes to the Combined Financial Statements.

Combined Balance Sheets

	As of December 31,
(dollars in millions)	2018	2017
Assets
Cash and cash equivalents	$1,129	$1,324
Accounts receivable (net of allowance for doubtful accounts of $141 and $152) (Notes 5 and 16)	2,673	2,806
Contract assets, current	566	—
Inventories and contracts in progress, net	1,363	1,529
Other assets, current	378	341
Total Current Assets	6,109	6,000

Future income tax benefits	398	354
Fixed assets, net	1,653	1,684
Intangible assets, net	1,214	1,296
Goodwill	9,849	10,065
Pension and postretirement assets	441	567
Equity method investments	1,770	1,690
Other assets	303	329
Total Assets	$21,737	$21,985

Liabilities and Equity
Accounts payable (Notes 5 and 16)	$1,944	$1,891
Accrued liabilities	2,074	2,359
Contract liabilities, current	448	—
Total Current Liabilities	4,466	4,250
Future pension and postretirement obligations	419	421
Future income tax obligations	1,280	1,248
Other long-term liabilities	1,303	1,282
Total Liabilities	7,468	7,201
Commitments and contingent liabilities (Note 19)
UTC Net Investment:
UTC Net Investment	15,132	15,030
Accumulated other comprehensive loss	(1,215)	(617)
Total UTC Net Investment	13,917	14,413

Noncontrolling interest	352	371
Total Equity	14,269	14,784
Total Liabilities and Equity	$21,737	$21,985

See accompanying notes to the Combined Financial Statements.

Combined Statements of Changes in Equity

(dollars in millions)	UTC Net Investment	Accumulated Other Comprehensive Income (Loss)	Total UTC Net Investment	Noncontrolling Interest	Total Equity	Redeemable Noncontrolling Interest
Balance January 1, 2017	$15,696	$(1,084)	$14,612	$348	$14,960	$177
Net income	1,227	—	1,227	40	1,267	—
Redeemable noncontrolling interest in subsidiaries’ earnings	—	—	—	(9)	(9)	9
Other comprehensive income, net of tax	—	467	467	11	478	23
Sale (purchase) of subsidiary shares from noncontrolling interest	4	—	4	—	4	(286)
Dividends attributable to noncontrolling interest	—	—	—	(31)	(31)	(4)
Acquisition of noncontrolling interest	—	—	—	12	12	—
Redeemable noncontrolling interest fair value adjustment	(81)	—	(81)	—	(81)	81
Net transfers to UTC	(1,816)	—	(1,816)	—	(1,816)	—
Balance December 31, 2017	15,030	(617)	14,413	371	14,784	—
Net income	2,734	—	2,734	35	2,769	—
Other comprehensive loss, net of tax	—	(598)	(598)	(8)	(606)	—
Dividends attributable to noncontrolling interest	—	—	—	(46)	(46)	—
Adoption of ASU 2016-16	9	—	9	—	9	—
Net transfers to UTC	(2,641)	—	(2,641)	—	(2,641)	—
Balance December 31, 2018	$15,132	$(1,215)	$13,917	$352	$14,269	$—

See accompanying notes to the Combined Financial Statements.

Combined Statements of Cash Flows

	For the Years Ended December 31
(dollars in millions)	2018	2017
Operating Activities:
Net income	$2,769	$1,267
Adjustments to reconcile net income to net cash flows provided by operating activities, net of acquisitions and dispositions:
Depreciation and amortization	357	372
Deferred income tax provision	133	73
Impact from U.S. tax reform	—	799
Gain on sale of Taylor	(799)	—
Gain on sale of available-for-sale securities	—	(418)
Stock compensation cost	44	34
Equity method investment net earnings	(220)	(218)
Distributions from equity method investments	143	142
Change in:
Accounts receivable, net	(211)	159
Contract assets, current	(67)	—
Inventories and contracts in progress, net	(151)	(102)
Other assets, current	(7)	(21)
Accounts payable and accrued liabilities	88	192
Contract liabilities, current	24	—
Pension contributions	(45)	(44)
Other operating activities, net	(3)	(137)
Net cash flows provided by operating activities	2,055	2,098

Investing Activities:
Capital expenditures	(263)	(326)
Investments in businesses, net of cash acquired (Note 9)	(310)	(176)
Dispositions of businesses (Note 9)	1,032	52
Proceeds from sale of investments in Watsco, Inc.	—	596
Other investing activities, net	(44)	125
Net cash flows provided by investing activities	415	271

Financing Activities:
Increase (decrease) in short-term borrowings, net	3	(8)
Issuance of project financing obligations	117	99
Repayment of project financing obligations	—	(103)
Purchase of shares from redeemable noncontrolling interest	—	(286)
Dividends paid to noncontrolling interest	(46)	(31)
Net transfers to UTC	(2,685)	(1,850)
Other financing activities, net	(16)	(14)
Net cash flows used in financing activities	(2,627)	(2,193)

Effect of foreign exchange rates on cash and cash equivalents	(39)	64
Net (decrease) increase in cash, cash equivalents and restricted cash	(196)	240
Cash, cash equivalents and restricted cash, beginning of year	1,330	1,090
Cash, cash equivalents and restricted cash, end of year	1,134	1,330
Less: Restricted cash	5	6
Cash and cash equivalents, end of year	$1,129	$1,324

Supplemental Cash Flow Information:
Interest paid, net of amounts capitalized	$16	$14
Interest paid – related party	59	202
Income taxes paid for – related party	649	608
Income taxes paid, net of refunds	$276	$309

See accompanying notes to the Combined Financial Statements.

Notes to the Combined Financial Statements

NOTE 1: DESCRIPTION OF THE BUSINESS

Carrier Global Corporation (“Carrier”, “the Business,” “we,” “us” or “our”) is a global provider of heating, ventilating, air conditioning (“HVAC”), refrigeration, fire and security solutions. Carrier also provides a broad array of related building services, including audit, design, installation, system integration, repair, maintenance and monitoring.

Carrier’s operations are classified into three segments: HVAC, Refrigeration, and Fire & Security. The HVAC and Refrigeration segments sell their products and solutions directly, including to building contractors and owners, transportation companies and retail stores, or indirectly through equity method investments, independent sales representatives, distributors, wholesalers, dealers and retail outlets. These products and services are sold under the Carrier name and other brand names including Automated Logic, Bryant, CIAT, Day & Night, Heil, NORESCO, Riello, Carrier Commercial Refrigeration, Carrier Transicold, Sensitech and others. For the Fire & Security segment, products and services are used by governments, financial institutions, architects, building owners and developers, security and fire consultants, homeowners and other end-users requiring a high level of security and fire protection for their businesses and residences. Carrier provides its fire and security products and services under Autronica, Chubb, Det-Tronics, Edwards, Fireye, GST, Interlogix, Kidde, LenelS2, Marioff, Onity, Supra and other brand names, and sells directly to customers as well as through manufacturers’ representatives, distributors, dealers, value-added resellers and retailers.

NOTE 2: BASIS OF PRESENTATION

The Business has historically operated as a part of United Technologies Corporation (“UTC”); consequently, stand-alone financial statements have not historically been prepared for the Business. The accompanying audited Combined Financial Statements have been prepared from UTC’s historical accounting records and are presented on a stand-alone basis as if the Business’ operations had been conducted independently from UTC. These Combined Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

The Combined Statements of Operations include all revenues and costs directly attributable to Carrier, including costs for facilities, functions and services used by Carrier. Costs for certain functions and services performed by centralized UTC are directly charged to Carrier based on specific identification when possible or based on a reasonable allocation driver such as net sales, headcount, usage or other allocation methods. The results of operations include allocations of costs for administrative functions and services performed on behalf of Carrier by centralized groups within UTC and certain pension and other post-retirement benefit costs (see Note 5 – Related Parties for a description of the allocation methodologies). All charges and allocations for facilities, functions and services performed by UTC organizations have been deemed settled in cash by Carrier to UTC in the period in which the cost was recorded in the Combined Statements of Operations. Current and deferred income taxes have been determined based on the stand-alone results of Carrier. However, because the Business filed as part of UTC’s tax group in certain jurisdictions, the Business’ actual tax balances may differ from those reported. The Business’ portion of its domestic and certain income taxes for jurisdictions outside the United States are deemed to have been settled in the period the related tax expense was recorded.

UTC uses a centralized approach to cash management and financing its operations. Accordingly, none of the cash, third party debt or related interest expense of UTC has been allocated to Carrier in the Combined Financial Statements. However, cash balances primarily associated with certain foreign entities that do not participate in UTC’s cash management program have been included in the Combined Financial Statements. Transactions between UTC and Carrier are deemed to have been settled immediately through UTC’s Net Investment, other than those transactions which have historically been cash-settled and which are reflected in the Combined Balance Sheets within Accounts receivable (see Note 6 – Accounts Receivable, Net and Note 5 – Related Parties for additional information). The net effect of the deemed settled transactions is reflected in the Combined Statements of Cash Flows as Net transfers to UTC within financing activities and in the Combined Balance Sheets as UTC’s Net Investment (see Note 5 – Related Parties for additional information).

All significant intracompany accounts and transactions within the Business have been eliminated in the preparation of the Combined Financial Statements. The Combined Financial Statements of the Business include assets and liabilities that have been determined to be specifically identifiable or otherwise attributable to the Business.

All of the allocations and estimates in the Combined Financial Statements are based on assumptions that management believes are reasonable. However, the Combined Financial Statements included herein may not be indicative of the financial position, results of operations and cash flows of the Business in the future, or if the Business had been a separate, stand-alone entity during the years presented.

The noncontrolling interest represents the noncontrolling investors’ interests in the results of subsidiaries that we control and combine.

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Combination. The Combined Financial Statements have been prepared on a stand-alone basis and include the accounts of Carrier and its wholly-owned subsidiaries, as well as entities in which Carrier has a controlling financial interest.

Use of Estimates. The preparation of the Combined Financial Statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities. In addition, estimates and assumptions may impact the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents. Cash and cash equivalents includes cash on hand, demand deposits and short-term cash investments that are highly liquid in nature and have original maturities of three months or less. The Business participates in UTC’s centralized cash management and financing programs (see Note 5 – Related Parties for additional information). The cash reflected on the Combined Balance Sheets represents cash on hand at certain foreign entities that do not participate in the centralized cash management program and are specifically identifiable to the Business.

On occasion, the Business is required to maintain cash deposits with certain banks with respect to contractual or other legal obligations. As of December 31, 2018 and 2017, restricted cash of approximately $5 million and $6 million, respectively, is included in Other assets, current on the Combined Balance Sheets.

Accounts Receivable. Accounts receivable consist of billed and unbilled amounts. Billed amounts include invoices presented to customers that have not been paid. Unbilled receivables represent revenues that have been earned but are not currently billable to the customer under the terms of the contract because billings are based on milestones or other triggering events. These items are expected to be billed and collected in the ordinary course of business. Receivables are recognized net of an allowance for doubtful accounts. The Business primarily estimates reserves for losses on receivables based on historical experience and by specific identification based on an assessment of a customer’s ability to make required payments. Upon adoption of Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers, and its related amendments (collectively, the “New Revenue Standard”) on January 1, 2018, the majority of unbilled receivables have been reclassified to Contract assets as described below. Unbilled receivables where the Business has an unconditional right to payment are included in Accounts receivable.

Contract Assets and Liabilities. Contract assets and liabilities represent the difference in the timing of revenue recognition from receipt of cash from the customers. Contract assets reflect revenue recognized and performance obligations satisfied in advance of customer billing. Performance obligations partially satisfied in advance of customer billings are included in Contract assets; prior to the adoption of the New Revenue Standard, these amounts were included as unbilled receivables in Accounts receivable.

Contract liabilities relate to payments received in advance of the satisfaction of performance obligations under the contract. The Business receives payments from customers based on the terms established in the contracts. See Note 4 – Revenue Recognition for further discussion of contract assets and liabilities.

Inventories and Contracts in Progress. Inventories and contracts in progress are stated at the lower of cost or estimated realizable value and are primarily based on first-in, first-out (“FIFO”) or average cost methods, which approximate current replacement cost; however, certain Carrier entities use the last-in, first-out (“LIFO”) method. If inventories that were valued using the LIFO method had been valued under the FIFO method, they would have been higher by $113 million and $106 million at December 31, 2018 and 2017, respectively. At December 31, 2018 and 2017, approximately 31% and 32%, respectively, of all inventory utilized the LIFO method.

Prior to adoption of the New Revenue Standard, costs accumulated against specific contracts or orders were recorded at actual cost. Upon adoption, these costs for contracts in progress were reclassified to Contract assets and continue to be recorded at actual costs.

Valuation reserves for excess, obsolete, and slow-moving inventory are estimated by comparing the inventory levels of individual parts and products to both future sales forecasts or production requirements and historical usage rates in order to identify inventory where the resale value or replacement value is less than the cost of the inventory. Other factors that management considers in determining the adequacy of these reserves include whether the part meets current specifications and whether it can be substituted for a part currently being sold or used as a service part, and overall market conditions and other inventory management initiatives.

Fair Value of Financial Instruments. The fair value hierarchy is based on inputs to valuation techniques that are used to measure fair value that are either observable or unobservable. Observable inputs reflect assumptions market participants would use in pricing an asset or liability based on market data obtained from independent sources, while unobservable inputs reflect a reporting entity’s pricing based upon their own market assumptions. The fair value hierarchy consists of the following three levels:

•	Level I – Quoted prices for identical instruments in active markets.
•	Level II – Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.
•	Level III – Instruments whose significant value drivers are unobservable.

The carrying amount of trade receivables, accounts payable and accrued expenses approximates fair value due to the short maturity (less than one year) of the instruments.

Business Combinations. The Business accounts for transactions that are classified as business combinations in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 805: Business Combinations. Once a business is acquired, the fair value of the identifiable assets acquired and liabilities assumed are determined with the excess cost recorded to goodwill. As required, preliminary fair values are determined once a business is acquired, with the final determination of the fair values being completed within the one-year measurement period from the date of acquisition.

Equity Method Investments. Investments in which Carrier has the ability to exercise significant influence, but do not control, are accounted for under the equity method of accounting and are presented on the Combined Balance Sheets. Under this method of accounting, the Business’ share of the net earnings or losses of the investee is presented on the Combined Statements of Operations since the activities of the investee are closely aligned with the operations of the Business. The Business evaluates its equity method investments whenever events or changes in circumstance indicate that the carrying amounts of such investments may be impaired. If a decline in the value of an equity method investment is determined to be other than temporary, a loss is recorded in earnings in the current period. Distributions received from equity method investees are presented in the Combined Statements of Cash Flows based on the cumulative earnings approach.

Goodwill and Intangible Assets. Goodwill represents costs in excess of fair values assigned to the underlying net assets of acquired businesses. Goodwill and intangible assets deemed to have indefinite lives are not amortized. Goodwill and indefinite-lived intangible assets are tested annually for impairment or when a triggering event occurs using the guidance and criteria described in FASB ASC Topic 350: Intangibles – Goodwill and Other. This testing compares carrying values to fair values, and, when appropriate, the carrying value of these assets is reduced to fair value. The Business completed its most recent annual impairment testing as of July 1, 2018 and determined that no impairments to the carrying value of goodwill or indefinite lived intangible assets were necessary.

In January 2017, the FASB issued ASU 2017-04, Intangibles – Goodwill and Other (“Topic 350”): Simplifying the Test for Goodwill Impairment. This ASU eliminates Step 2 of the current goodwill impairment test, which requires a hypothetical purchase price allocation to measure goodwill impairment. A goodwill impairment loss will instead be measured at the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the recorded amount of goodwill. The provisions of this ASU are effective for years beginning after December 15, 2020, with early adoption permitted for any impairment test performed on testing dates after January 1, 2017. The Business early adopted this standard as of July 1, 2017 and this ASU did not have an impact on the Business’ Combined Financial Statements or disclosures.

Intangible assets consist of trademarks, patents, service contracts, monitoring lines and customer relationships and are recognized at fair value in acquisition accounting and then amortized to cost of sales and selling, general and administrative expenses.

Useful lives of finite-lived intangible assets are estimated based upon the nature of the intangible asset. These intangible assets are amortized based on the pattern in which the economic benefits of the intangible assets are consumed. If a pattern of economic benefit cannot be reliably determined or if straight-line amortization approximates the pattern of economic benefit, a straight-line amortization method may be used. The range of estimated useful lives is as follows:

Customer relationships	1-30 years
Trademarks and trade names	5-30 years
Service contracts	1-23 years
Monitoring lines	7-10 years
Patents	7-8 years

Other Long-Lived Assets. The Business evaluates the potential impairment of other long-lived assets whenever events or changes in circumstances indicate that the related carrying amounts of a long-lived asset or asset group may not be recoverable. The carrying value of a long-lived asset or asset group is considered impaired when the projected future undiscounted cash flows to be generated from the asset or asset group over its remaining depreciable life are less than its current carrying value. The Business measures impairment based on the amount by which the carrying value exceeds the estimated fair value of the long-lived asset or asset group. There were no impairments of long-lived assets for the years ended December 31, 2018 and 2017.

Income Taxes. Income taxes as presented in the Combined Financial Statements of the Business attribute current and deferred income taxes of UTC to the Business’ stand-alone financial statements in a manner that is systematic, rational and consistent with the asset and liability method prescribed by FASB ASC Topic 740: Income Taxes (“ASC 740”). Accordingly, the Business’ income tax provision was prepared following the separate return method. The separate return method applies ASC 740 to the stand-alone financial statements of each member of the consolidated group as if the group members were a separate taxpayer and a stand-alone enterprise. The calculation of our income taxes on a separate return basis requires considerable amount of judgment and use of both estimates and allocations. As a result, actual transactions included in the consolidated financial statements of UTC may not be included in the separate Combined Financial Statements of the Business. Similarly, the tax treatment of certain items reflected in the Combined Financial Statements of the Business may not be reflected in the consolidated financial statements and tax returns of UTC. Therefore, such items as net operating losses, credit carry-forwards and valuation allowances may exist in the stand-alone financial statements that may or may not exist in UTC’s consolidated financial statements. As such, the income taxes of the Business as presented in the Combined Financial Statements may not be indicative of the income taxes that the Business will generate in the future.

Certain operations of the Business have historically been included in a consolidated return with other UTC entities. Current obligations for taxes in certain jurisdictions, where the Business files a combined tax return with UTC, are deemed settled with UTC for purposes of the Combined Financial Statements. Current obligations for tax in jurisdictions where the Business does not file a combined return with UTC, including certain foreign jurisdictions and certain U.S. states, are recorded as accrued liabilities. On December 22, 2017, the TCJA was enacted (see Note 14 – Income Taxes). As a result, income tax attributable to previously undistributed earnings of the Business’ international subsidiaries was recognized in 2017 and is recorded within Accrued liabilities and Future income tax obligations on the Combined Balance Sheets pursuant to UTC’s election to pay the tax over time, for which Carrier will settle with UTC.

In the ordinary course of business, there is inherent uncertainty in quantifying income tax positions. The Business assesses its income tax positions and record tax benefits for all years subject to examination based upon management’s evaluation of the facts, circumstances, and information available at the reporting date. For those tax positions where it is more-likely-than-not that a tax benefit will be sustained, the Business has recorded the largest amount of tax benefit with a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where it is not more-likely-than-not that a tax benefit will be sustained, no tax benefit has been recognized in the financial statements. Where applicable, associated interest expense has also been recognized. The Business recognizes accrued interest related to unrecognized tax benefits in interest expense. Penalties, if incurred, would be recognized as a component of income tax expense.

The TCJA contains a new law that subjects the Business to a tax on Global Intangible Low-Taxed Income (“GILTI”), beginning in 2018. GILTI is a tax on foreign income in excess of a deemed return on tangible assets of foreign corporations. The FASB has provided that companies subject to GILTI have the option to account for the GILTI tax as a period cost if and when incurred, or to recognize deferred taxes for temporary differences, including outside basis differences, expected to reverse as GILTI. The Business has elected to account for GILTI as a period cost, if incurred.

Revenue Recognition. ASU 2014-09 and its related amendments were effective for reporting periods beginning after December 15, 2017. The Business adopted the New Revenue Standard effective January 1, 2018 and elected the modified retrospective approach. The results for periods before 2018 were not adjusted for the new standard. See Note 4 – Revenue Recognition for a discussion of the effect of the New Revenue Standard on the Combined Financial Statements.

The Business accounts for revenue in accordance with FASB ASC Topic 606: Revenue from Contracts with Customers. Under Topic 606, a performance obligation is a promise in a contract to transfer a distinct good or service to the customer. Some of the contracts with customers contain a single performance obligation, while others contain multiple performance obligations most commonly when a contract spans multiple phases of the product life-cycle such as development, production, installation, maintenance and support. A contract’s transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. When there are multiple performance obligations within a contract, the Business allocates the transaction price to each performance obligation based on its relative stand-alone selling price.

Carrier considers the contractual consideration payable by the customer and assesses variable consideration that may affect the total transaction price, including contractual discounts, price concessions, contract incentive payments, estimates of award fees, and other sources of variable consideration, when determining the transaction price of each contract. The Business includes variable consideration in the estimated transaction price when there is a basis to reasonably estimate the amount. These estimates are based on historical experience, anticipated performance and best judgment at the time. The Business also considers whether the contracts provide customers with significant financing. Generally, contracts do not contain significant financing.

Point in time revenue recognition. Performance obligations are satisfied as of a point in time for certain businesses in HVAC, certain refrigeration systems, and certain alarm and fire detection and suppression systems. Revenue is recognized when control of the product transfers to the customer, generally upon product shipment.

Over-time revenue recognition. Performance obligations are satisfied over-time if the customer receives the benefits as the Business performs work, if the customer controls the asset as it is being produced, or if the product being produced for the customer has no alternative use and the Business has a contractual right to payment. The Business recognizes revenue on an over-time basis on installation and service contracts related to its Refrigeration and Fire & Security businesses as well as certain businesses within HVAC. For over-time performance obligations requiring the installation of equipment, revenue is recognized using costs incurred to date relative to total estimated costs at completion to measure progress. Incurred costs represent work performed, which correspond with and best depict transfer of control to the customer. Contract costs include labor, materials, and subcontractors’ costs, or other direct costs, and where applicable, indirect costs.

Contract modifications that are for goods or services that are not distinct are accounted for as part of the existing contract. If the goods or services are considered distinct, then the contract modification would be accounted for prospectively or as part of a new contract.

The Business reviews cost estimates on significant contracts on at least a quarterly basis, and for others, no less frequently than annually or when circumstances change and warrant a modification to a previous estimate. The Business records changes in contract estimates using the cumulative catch-up method. There were no material changes in contract estimates during the periods presented.

For 2017, prior to the adoption of the New Revenue Standard, the Business recognized sales for products and services in accordance with the provisions of Staff Accounting Bulletin (“SAB”) Topic 13, Revenue Recognition, as applicable. Sales within the scope of this SAB Topic were recognized when persuasive evidence of an arrangement existed, product delivery had occurred or services had been rendered, pricing was fixed or determinable and collectability was reasonably assured. Subsequent changes in service contracts were accounted for prospectively.

Contract Accounting and Separately Priced Maintenance: For construction-type and certain production-type contracts, sales were recognized on a percentage-of-completion basis following contract accounting methods. Contracts consisted of enforceable agreements which form the basis of our unit of accounting for measuring sales, accumulating costs and recording loss provisions as necessary. Contract accounting required estimates of award fees and other sources of variable consideration as well as future costs over the performance period of the contract. Cost estimates were subject to change and result in adjustments to margins on contracts in progress. Contract costs included estimated inventoriable manufacturing, engineering, product warranty and product performance guarantee costs, as appropriate.

Loss provisions on contracts were recognized to the extent that estimated contract costs exceed the estimated consideration contemplated under the contractual arrangement. For new commitments, the Business generally recorded loss provisions at the earlier of contract announcement or contract signing except for certain requirements contracts under which losses are recorded upon receipt of the purchase order which obligates us to perform. For existing commitments, anticipated losses on contracts were recognized in the period in which losses become evident. Products contemplated under contractual arrangements included firm quantities of products sold under contract.

The Business reviewed its cost estimates on significant contracts on a quarterly basis, and for others, no less frequently than annually or when circumstances change and warrant a modification to a previous estimate. The Business recorded changes in contract estimates using the cumulative catch-up method in accordance with the FASB ASC Topic 605: Revenue Recognition.

Cash Payments to Customers. Carrier customarily offered its customers incentives to purchase products to ensure an adequate supply of its products in the distribution channels. The principal incentive program provided reimbursements to distributors for offering promotional pricing for products. The Business accounted for incentive payments made as a reduction in sales based on an estimate at the time the sale is recognized.

Self-Insurance. The Business maintains self-insurance retentions for a number of risks, including but not limited to, workers’ compensation, general liability, automobile liability, property, and employee-related healthcare benefits. It has obtained insurance coverage for amounts exceeding individual and aggregate loss limits. The Business accrues for known future claims and incurred but not reported losses. Liabilities related to self-insured risks were $224 million and $208 million at December 31, 2018 and 2017, respectively, of which $64 million and $54 million were primarily classified as Other long-term liabilities at December 31, 2018 and 2017, respectively. The expense related to self-insurance was $170 million and $158 million for the years ended December 31, 2018 and 2017, respectively.

Environmental. Environmental investigatory, remediation, operating and maintenance costs are accrued when it is probable that a liability has been incurred and the amount can be reasonably estimated. The most likely cost to be incurred is accrued based on an evaluation of currently available facts with respect to each individual site, including existing technology, current laws and regulations and prior remediation experience. Where no amount within a range of estimates is more likely, the minimum is accrued. For sites with multiple responsible parties, the Business considers its likely proportionate share of the anticipated remediation costs and the ability of the other parties to fulfill their obligations in establishing a provision for those costs. Liabilities with fixed or reliably determinable future cash payments are discounted. Accrued environmental liabilities are not reduced by potential insurance reimbursements. See Note 19 – Contingent Liabilities for additional details on the environmental remediation activities.

Asbestos Related Liabilities and Insurance Recoveries, and Indemnification Receivables. The Business records an undiscounted liability for any asbestos related contingency that is probable of occurrence and reasonably estimable. In connection with the recognition of liabilities for asbestos related matters, the Business records asbestos related insurance recoveries that are deemed probable. The amounts recorded by Carrier for asbestos-related liabilities and insurance recoveries are based on currently available information and assumptions that Management believes are reasonable. Carrier’s actual liabilities or insurance recoveries could be higher or lower than those recorded if actual results vary significantly from the assumptions. Key variables in these assumptions include the number and type of new claims to be filed each year, the outcomes or resolution of such claims, the average cost of resolution of each new claim, the amount of insurance available, allocation methodologies, the contractual terms with each insurer with whom the Business has reached settlements, the resolution of coverage issues with other excess insurance carriers with whom the Business has not yet achieved settlements, and the solvency risk with respect to Carrier’s insurance carriers. Other factors that may affect future liability include uncertainties surrounding the litigation process from jurisdiction to jurisdiction and from case to case, legal rulings that may be made by state and federal courts, and the passage of state or federal legislation. At the end of each year, the Business will evaluate all of these factors and, with input from an outside actuarial expert, make any necessary adjustments to both estimated asbestos liabilities and insurance recoveries. For additional information, see Note 19 – Contingent Liabilities.

Asset Retirement Obligations. The Business records the fair value of legal obligations associated with the retirement of tangible long-lived assets in the period in which it is determined to exist, if a reasonable estimate of fair value can be made. Upon initial recognition of a liability, the Business capitalizes the cost of the asset retirement obligation by increasing the carrying amount of the related long-lived asset. Over time, the liability is increased for changes in its present value and the capitalized cost is depreciated over the useful life of the related asset. As of December 31, 2018, and 2017, the outstanding liability for asset retirement obligations was $73 million and $75 million, respectively, which is included in Other long-term liabilities in the accompanying Combined Balance Sheets.

Other Income, Net. Other income, net includes the impact of foreign exchange gains or losses, gains or losses on sale of fixed assets as well as other infrequently occurring items. Gains and losses on the disposal of businesses or other investments are also included within Other income, net.

Foreign Exchange. The Business operates in many different currencies and, accordingly, is subject to the inherent risks associated with foreign exchange rate movements. The financial position and results of operations of substantially all of the Business are measured using the local currency as the functional currency. Foreign currency denominated assets and liabilities are translated into U.S. Dollars at the exchange rates existing at the respective balance sheet dates, and income and expense items are translated at the average exchange rates during the respective periods. The aggregate effects of translating foreign currency denominated balance sheets are deferred as a separate component of UTC Net Investment.

Pension and Postretirement Obligations. Guidance under FASB ASC Topic 715: Compensation – Retirement Benefits requires balance sheet recognition of the overfunded or underfunded status of pension and postretirement benefit plans. Under this guidance, actuarial gains and losses, prior service costs or credits, and any remaining transition assets or obligations that have not been recognized under previous accounting standards must be recognized in other comprehensive income, net of tax effects, until they are amortized as a component of net periodic benefit cost. Pension and postretirement obligation balances and related costs reflected within the Combined Financial Statements include both costs directly attributable to plans dedicated to Carrier, as well as an allocation of costs for Carrier employees’ participation in UTC’s plans. See Note 12 – Employee Benefit Plans for additional details.

Product Performance Obligations. The Business extends performance and operating cost guarantees beyond normal service and warranty policies for extended periods on some of the Business’ products. The liabilities under such guarantees are based upon future product performance and durability and the Business records such costs that are probable and can be reasonably estimated within Cost of products sold. Separately priced extended warranties are recorded in Accrued liabilities and Other long-term liabilities as of December 31, 2017 and within Contract liabilities as of December 31, 2018. In addition, the Business incurs discretionary costs to service its products in connection with product performance issues. The costs associated with these product performance and operating cost guarantees require estimates over the full terms of the agreements and require management to consider factors such as the extent of future maintenance requirements and the future cost of material and labor to perform the services. These cost estimates are largely based upon historical experience. See Note 18 – Guarantees for further discussion.

UTC Net Investment. UTC’s net investment in the Business is presented as “UTC Net Investment” on the Combined Balance Sheets. The Combined Statements of Changes in Equity include net cash transfers and other property transfers between UTC and the Business as well as related party receivables and payables between the Business and other UTC affiliates that were settled on a current basis. UTC performs cash management and other treasury-related functions on a centralized basis for nearly all of its legal entities, which includes the Business and, consequently, the net cash generated by the Business is transferred to UTC through the intercompany accounts.

Recent Accounting Pronouncements. In October 2016, the FASB issued ASU 2016-16, Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory. This ASU requires the income tax consequences of an intra-entity transfer of an asset, other than inventory, to be recognized when the transfer occurs. Two common examples of assets included in the scope of this update are intellectual property and property, plant, and equipment. The provisions of this ASU are effective for years beginning after December 15, 2017, with early adoption permitted. Carrier adopted the new standard effective January 1, 2018. The adoption of this standard did not have a material impact on the Combined Financial Statements.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). In 2018, the FASB continued to issue various updates to ASU 2016-02 as follows:

•	ASU 2018-10, Codification Improvements to Topic 842, Leases – makes various targeted enhancements and clarifications to the leasing standard
•	ASU 2018-11, Leases (Topic 842): Targeted Improvements – allows entities to initially apply the new leases standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption

ASU 2016-02 and its related updates (collectively, the “New Lease Accounting Standard”) are effective for reporting periods beginning after December 15, 2018, and interim periods therein, using either of the following transition methods: (1) a full retrospective adoption reflecting the application of the standard in each prior reporting period or (2) a modified retrospective adoption election with the cumulative effect of adopting recognized through retained earnings at the date of adoption. The Business is preparing to adopt the New Lease Accounting Standard using the modified retrospective approach with an effective date as of the beginning of our fiscal year, January 1, 2019 in which results for periods before 2019 will not be adjusted for the new standard and the cumulative effect of adoption will be recognized through UTC Net Investment at the date of adoption.

The New Lease Accounting Standard establishes a right-of-use (“ROU”) model that requires a lessee to record a ROU asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the Combined Statements of Operations. In addition, this standard requires a lessor to classify leases as any of sales-type, finance or operating. A lease will be treated as a sale if it transfers all of the risks and rewards, as well as control of the underlying asset, to the lessee. If risks and rewards are conveyed without the transfer of control, the lease is treated as financing. If the lessor doesn’t convey risks and rewards or control, the lease is treated as operating.

The Business plans to elect certain practical expedients available under the New Lease Accounting Standard upon adoption. The Business plans to apply the practical expedient which allows prospective transition to the New Lease Accounting Standard on January 1, 2019. Under the transition practical expedient, the Business is not reassessing lease classification, embedded leases or initial direct costs. The Business plans to apply the practical expedient for short-term leases. The Business has lease agreements with lease and non-lease components. The Business is electing the practical expedients to combine these components for certain equipment leases. Additionally, for certain equipment leases, the Business plans on applying a portfolio approach to effectively account for the operating lease right-of-use assets and liabilities.

We do not expect that the standard will have a material effect on our cash flows or results of operations. Upon adoption the Business will record a ROU asset and lease liability, representing the Business’ obligation to make lease payments for operating leases, measured on a discounted basis. The ROU asset and lease liability will also reflect future payments under certain information technology service contracts, which the Business has determined contain embedded leases, which require balance sheet presentation under the New Lease Accounting Standard. Upon adoption of this ASU, the Business currently expects to record a ROU asset of $838 million and lease liability of $846 million, with immaterial adjustments to other balance sheet accounts and retained earnings related to the transition. In preparation for the adoption, the Business is implementing new software solutions and designing new business processes and controls over the financial reporting of leases, which will facilitate reporting under the New Lease Accounting Standard in the first quarter of 2019.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. This ASU requires a financial asset (or group of financial assets) to be measured at an amortized cost basis and presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial assets in order to present the net carrying value, which represents the amount expected to be collected on the financial asset. The provisions of this ASU are effective for years beginning after December 15, 2019, with early adoption permitted. The Business plans on adopting the new standard effective January 1, 2020, and is currently evaluating the adoption date and the impact, if any, adoption will have on its financial position and results of operations.

In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash (a consensus of the FASB Emerging Issues Task Force). This ASU provides guidance on the classification and presentation of changes in restricted cash and cash equivalents in the statement of cash flows. The Business adopted this accounting standard update beginning in the first quarter of 2018 using a retrospective transition method to each period presented. The application of this accounting standard update did not have a material impact on our Combined Statements of Cash Flows.

In January 2017, the FASB issued ASU 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business. This ASU provides a new framework that will assist in the evaluation of whether business combination transactions should be accounted for as an acquisition of a business or as a group of assets, and specifies the minimum required inputs and processes necessary to be a business. The provisions of this ASU are effective for years beginning after December 15, 2017, with early adoption permitted. The Business adopted the new standard effective January 1, 2018. See Note 9 – Business Acquisitions and Dispositions, Goodwill and Intangible Assets. The adoption of this standard did not have an impact on the Combined Financial Statements.

In May 2017, the FASB issued ASU 2017-09, Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting. This ASU provides that an entity should account for the effects of a modification unless the fair value, the vesting conditions of the modified award and the classification of the modified award (equity or liability instrument) are the same as the original award immediately before the modification. The provisions of this ASU are effective for years beginning after December 15, 2017, with early adoption permitted. The Business adopted the new standard effective January 1, 2018. The adoption of this standard did not have a material impact on the Combined Financial Statements.

In February 2018, the FASB issued ASU 2018-02, Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income (Topic 220). The new standard allows companies to reclassify to retained earnings the stranded tax effects in accumulated other comprehensive income (AOCI) from the then newly-enacted TCJA. The new standard is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years, with early adoption permitted. The Business will elect to reclassify the income tax effects of TCJA from AOCI to UTC Net Investment effective January 1, 2019. The adoption of this standard will not have a material impact on the Combined Financial Statements.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement. The new standard removes the disclosure requirements for the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy. The provisions of this ASU are effective for years beginning after December 15, 2019, with early adoption permitted. The Business does not expect this ASU to have a significant impact on the Combined Financial Statements, as it only includes changes to disclosure requirements.

In August 2018, the FASB issued ASU 2018-14, Compensation—Retirement Benefits—Defined Benefit Plans—General (Subtopic 715-20): Disclosure Framework—Changes to the Disclosure Requirements for Defined Benefit Plans. The new standard includes updates to the disclosure requirements for defined benefit plans including several additions, deletions and modifications to the disclosure requirements. The provisions of this ASU are effective for years beginning after December 15, 2020, with early adoption permitted. The Business is currently evaluating the impact of this ASU.

In August 2018, the FASB issued ASU 2018-15, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract. The new standard provides updated guidance surrounding implementation costs associated with cloud computing arrangements that are service contracts. The provisions of this ASU are effective for years beginning after December 15, 2020, with early adoption permitted. The Business is currently evaluating the impact of this ASU.

NOTE 4: REVENUE RECOGNITION

Under the New Revenue Standard effective for the period ending December 31, 2018, revenue is recognized using an over-time revenue recognition model when contracts meet one or more of the mandatory criteria established in the New Revenue Standard. If none of the criteria are met, revenue is recognized at a point in time. Performance obligations are satisfied at a point in time for HVAC, certain refrigeration systems, and certain alarm and fire detection and suppression systems and products. Revenue is recognized at the point when control of the product transfers to the customer, generally upon product shipment. Under the New Revenue Standard, revenue is recognized on an over-time basis using an input method for installation, service and other repair contracts within the Business. For separately priced product maintenance, sales are primarily recognized on a straight-line basis over the contract period. The Business measures progress toward completion for these contracts using costs incurred to date relative to total estimated costs at completion. Incurred costs represent work performed, which corresponds with and best depicts the transfer of control to the customer. The ongoing effect of recognizing revenue on an over-time basis is not expected to be materially different than the previous revenue recognition method.

The New Revenue Standard had an immaterial impact on the 2018 Combined Statement of Operations. The New Revenue Standard also resulted in the establishment of Contract asset and Contract liability balance sheet accounts, and in the reclassification of balances to these new accounts from Accounts receivable, Inventories and contracts in progress, net, and Accrued liabilities.

The following schedule quantifies the impact of the New Revenue Standard on the Combined Balance Sheets as of December 31, 2018. The effect of the new standard represents the increase (decrease) in the line item based on the adoption of the New Revenue Standard.

(dollars in millions)	December 31, 2018 Under Previous Standard	Effect of the New Revenue Standard	December 31, 2018 As Reported
Assets
Accounts receivable, net	$2,962	$(289)	$2,673
Contract assets, current	—	566	566
Inventories and contracts in progress, net	1,640	(277)	1,363

Liabilities and Equity
Accrued liabilities	$2,548	$(448)	$2,100
Contract liabilities, current	—	448	448

Contract Assets and Liabilities. Contract assets reflect revenue recognized and performance obligations satisfied in advance of customer billing. Contract liabilities relate to payments received in advance of the Business satisfying its performance obligations under the contract. The Business receives payments from customers based on the terms established in the contracts. Total contract assets and contract liabilities as of December 31, 2018 are as follows:

(dollars in millions)	December 31, 2018
Contract assets, current	$566
Contract assets, noncurrent (included within Other assets)
Total contract assets	566
Contract liabilities, current	(448)
Contract liabilities, noncurrent (included within Other long-term liabilities)	—
Total contract liabilities	(448)
Net contract assets	$118

The Business reclassified $566 million to contract assets in connection with the adoption of the New Revenue Standard on January 1, 2018. Contract assets increased by $167 million from January 1, 2018 to December 31, 2018 due primarily to revenue recognition in excess of customer billings.

The Business reclassified $448 million to contract liabilities in connection with the adoption of the New Revenue Standard. Contract liabilities increased by $8 million from January 1, 2018 through December 31, 2018.

Remaining performance obligations (“RPO”). RPOs are the aggregate amount of total contract transaction price that is unsatisfied or partially unsatisfied. As of December 31, 2018, Carrier’s total RPO is approximately $5.3 billion. Of this total, the Business expects approximately 71% will be recognized as sales over the following 12 months.

NOTE 5: RELATED PARTIES

Historically, Carrier has been managed and operated in the ordinary course of business with other affiliates of UTC. Accordingly, certain shared costs have been allocated to the Business and reflected as expenses in the Combined Financial Statements.

Related Party Sales. During the historical periods presented, the Business sold products and services to UTC and its non-Carrier businesses. Product sales in the Combined Statements of Operations include sales to affiliates of UTC of $25 million and $29 million for the years ended December 31, 2018 and 2017, respectively.

Allocated Centralized Costs. The Combined Financial Statements have been prepared on a stand-alone basis and are derived from the consolidated financial statements and accounting records of UTC.

UTC incurs significant corporate costs for services provided to the Business as well as to other UTC businesses. These services include treasury, tax, accounting, human resources, audit, legal, purchasing, information technology and other such services. The costs associated with these services generally include all payroll and benefit costs, as well as overhead costs related to the support functions. UTC also allocates costs associated with corporate insurance coverage and medical, pension, postretirement and other health plan costs for employees participating in UTC sponsored plans. UTC corporate costs were either specifically attributable to Carrier, when possible, or allocated to the Business. Allocations are based on direct usage where identifiable as well a number of other utilization measures including headcount, proportionate usage and relative revenues. All such amounts have been deemed to have been incurred and settled by the Business in the period in which the costs were recorded and are included in the UTC Net Investment.

The allocated functional service expenses and general corporate expenses for the years ended December 31, 2018 and 2017 were $277 million and $240 million, respectively, and are primarily included in selling, general and administrative in the Combined Statements of Operations.

In the opinion of management of UTC and the Business, the expense and cost allocations have been determined on a basis considered to be a reasonable reflection of the utilization of services provided or the benefit received by the Business during 2018 and 2017. The amounts that would have been, or will be incurred, on a stand-alone basis could differ from the amounts allocated due to economies of scale, difference in management judgment, a requirement for more or fewer employees or other factors. Management does not believe, however, that it is practicable to estimate what these expenses would have been had the Business operated as an independent entity, including any expenses associated with obtaining any of these services from unaffiliated entities. In addition, the future results of operations, financial position and cash flows could differ materially from the historical results presented herein.

Cash Management and Financing. The Business participates in UTC’s centralized cash management and financing programs. Disbursements are made through centralized accounts payable systems, which are operated by UTC. Cash receipts are transferred to centralized accounts, which are also maintained by UTC. As cash is received and disbursed by UTC, it is accounted for by the Business through UTC Net Investment. All short and long-term debt is financed by UTC, and financing decisions for wholly and majority owned subsidiaries are determined by UTC Treasury. See Note 2 – Basis of Presentation for additional information. The Business’ cash that is not included in the centralized cash management and financing programs is classified as Cash and cash equivalents on the Combined Balance Sheets.

Accounts Receivable and Payable. Certain related party transactions between the Business and UTC have been included within UTC Net Investment in the Combined Balance Sheets in the historical periods presented when the related party transactions are not settled in cash. The UTC Net Investment includes related party receivables due from UTC and its affiliates of $15.1 billion and $13.6 billion as of December 31, 2018 and 2017, respectively. The UTC Net Investment includes related party payables due to UTC and its affiliates of $2.6 billion and $3.2 billion as of December 31, 2018 and 2017, respectively. The interest income and expense related to the activity with UTC that was historically included in Carrier’s results is presented on a net basis in the Combined Statements of Operations. Interest income on the activity with UTC was $110 million and $85 million for the years ended December 31, 2018 and 2017, respectively. Interest expense on the activity with UTC was $59 million and $202 million for the years ended December 31, 2018 and 2017, respectively. Included in interest expense for the year ended December 31, 2017 is $146 million related to a related party payable that was settled in November 2017. The total effect of the settlement of these related party transactions is reflected as a financing activity in the Combined Statements of Cash Flows.

Additionally, certain transactions between Carrier and UTC and affiliate businesses are cash-settled on a current basis and, therefore, are reflected in the Combined Balance Sheets. Accounts receivable includes $12 million and $14 million at December 31, 2018 and 2017, respectively, and Account payable includes $8 million at both December 31, 2018 and 2017 related to such transactions.

Guarantees. UTC and its affiliates have issued parent company guarantees to certain customers or other third parties regarding the performance obligations of Carrier under certain installation and long-term maintenance contracts. There were no costs charged to the Business by UTC related to these guarantees. Payouts under these guarantees were not material for 2018 and 2017.

UTC has also obtained bank guarantees and letters of credit from banks on behalf of Carrier to guarantee ordinary course of business performance obligations as required by certain Carrier customers or other third parties. Typically, the bank guarantees and letters of credit are in amounts equal to a portion or the entire value of the awarded contract and remain in place through the completion of a contract or warranty period. As of December 31, 2018 and 2017, respectively, total outstanding bank guarantees and letters of credit were approximately $924 million and $536 million, respectively. The Business does not believe that the performance of the underlying obligations secured by such guarantees will have a material adverse effect on Carrier’s financial position, results of operations or cash flows. Third-party costs relating to bank guarantees and letters of credit are reflected in the results of operations.

Equity Method Investments. Carrier sells products to and purchases products from uncombined entities accounted for under the equity method, which are considered to be related parties. See Note 16–Equity Method Investments for additional disclosure related to Carrier’s equity method investments and associated related party transactions.

NOTE 6: ACCOUNTS RECEIVABLE, NET

(dollars in millions)	2018	2017
Trade receivables	$2,549	$2,542
Receivables from affiliates	113	118
Unbilled receivables	—	150
Miscellaneous receivables	152	148
	2,814	2,958
Less: allowance for doubtful accounts	(141)	(152)
	$2,673	$2,806

Accounts receivable are carried at amounts that approximate fair value. Bad debt expense was $20 million and $12 million for the years ended December 31, 2018 and 2017, respectively. Upon adoption of the New Revenue Standard, unbilled receivables have been reclassified to Contract assets.

NOTE 7: INVENTORIES AND CONTRACTS IN PROGRESS, NET

(dollars in millions)	2018	2017
Raw materials	$336	$303
Work-in-process	102	114
Finished goods	925	869
Contracts in progress	—	1,221
	1,363	2,507
Less: Billings on contracts in progress	—	(978)
	$1,363	$1,529

Raw materials, work-in-process and finished goods are net of valuation reserves of $142 million and $169 million as of December 31, 2018 and 2017, respectively. Contracts in progress include the costs of manufactured components, accumulated installation costs and estimated earnings on incomplete contracts. Upon adoption of the New Revenue Standard, Contracts in progress and Billings on contracts in progress have been reclassified to Contract assets.

NOTE 8: FIXED ASSETS, NET

Fixed assets are recorded at cost and are depreciated on a straight-line basis over the estimated useful lives of individual assets.

(dollars in millions)	Estimated Useful Lives (Years)	2018	2017
Land		$114	$116
Buildings and improvements	40	1,142	1,031
Machinery, tools and equipment	3 to 25	1,815	1,835
Rental assets	3 to 12	293	297
Other, including assets under construction		180	295
		3,544	3,574
Accumulated depreciation		(1,891)	(1,890)
		$1,653	$1,684

Depreciation expense was $221 million and $226 million for the years ended December 31, 2018 and 2017, respectively.

NOTE 9: BUSINESS ACQUISITIONS, DISPOSITIONS, GOODWILL AND INTANGIBLE ASSETS

Business Acquisitions and Dispositions. The Business’ investments through acquisitions, net of cash acquired, in 2018 and 2017 totaled $310 million and $176 million, respectively. The acquisitions are not considered material for presentation of pro forma results under FASB ASC Topic 805: Business Combinations. Acquisition-related costs have been expensed as incurred and were not material in any of the periods presented.

The Business completed the sale of businesses in 2018 and 2017 for $1,032 million and $52 million in cash, respectively. In 2018, the Business recorded a pre-tax gain of $799 million on the sale of the Taylor business.

Goodwill. The changes in the carrying amount of goodwill are as follows:

(dollars in millions)	HVAC	Refrigeration	Fire & Security	Total Segment	Eliminations and Other	Total
Balance as of January 1, 2017	$5,165	$1,314	$3,009	$9,488	$8	$9,496
Goodwill resulting from business combinations	62	40	31	133	(4)	129
Foreign currency translation and other	245	63	136	444	(4)	440
Balance as of December 31, 2017	5,472	1,417	3,176	10,065	—	10,065
Goodwill resulting from business combinations	—	1	194	195	—	195
Foreign currency translation and other	(142)	(187)	(82)	(411)	—	(411)
Balance as of December 31, 2018	$5,330	$1,231	$3,288	$9,849	$—	$9,849

The $411 million net reduction in goodwill within foreign currency translations and other in 2018 includes a $151 million reduction of goodwill attributable to the sale of Taylor within the Refrigeration segment. We completed our annual impairment testing as of July 1, 2018 and determined that no significant adjustments to the carrying value of goodwill were necessary.

Intangible Assets, net. Identifiable intangible assets are comprised of the following:

	2018		2017
(dollars in millions)	Gross Amount	Accumulated Amortization	Gross Amount	Accumulated Amortization
Amortized:
Customer relationships	$1,511	$(1,098)	$1,536	$(1,046)
Patents and trademarks	292	(189)	322	(191)
Monitoring lines	64	(46)	62	(43)
Service portfolios and other	631	(490)	562	(471)
	2,498	(1,823)	2,482	(1,751)
Unamortized:
Trademarks and other	539	—	565	—
Total	$3,037	$(1,823)	$3,047	$(1,751)

Amortization of intangible assets was $136 million and $146 million for the years ended December 31, 2018 and 2017, respectively. The estimated future amortization of intangible assets is as follows:

(dollars in millions)	2019	2020	2021	2022	2023
Future amortization	$115	$103	$92	$73	$63

NOTE 10: ACCRUED LIABILITIES

(dollars in millions)	2018	2017
Accrued salaries, wages and employee benefits	$519	$518
Accrued taxes	325	235
Warranty related	190	223
Project financing obligations	150	23
Accrued restructuring	56	73
Accrued legal and environmental reserves	26	50
Customer advances and deferred revenue	24	432
Other	784	805
	$2,074	$2,359

Customer advances and deferred revenue is primarily comprised of advanced billings on service contracts that are typically billed annually or quarterly and amortized ratably over the contract period. The decrease in Customer advances and deferred revenue is due to reclassification of amounts to Contract liabilities, current upon adoption of the New Revenue Standard.

The project financing obligations included in the table above are associated with the sale of rights to unbilled revenues related to the ongoing activity of an entity included within our HVAC segment.

NOTE 11: OTHER LONG-TERM LIABILITIES

Other long-term liabilities as of December 31, 2018 and 2017 are as follows:

(dollars in millions)	2018	2017
Warranty related	$283	$277
Environmental reserves	200	183
Project financing obligations	137	135
Asset retirement obligations	73	75
Other	610	612
	$1,303	$1,282

The project financing obligations included in the table above are associated with the sale of rights to unbilled revenues related to the ongoing activity of an entity included within our HVAC segment.

NOTE 12: EMPLOYEE BENEFIT PLANS

The Business sponsors numerous single-employer domestic and international employee benefit plans and certain of our employees participate in employee benefit plans (the “Shared Plans”) sponsored by UTC which include participants of other UTC businesses. We account for our participation in the Shared Plans as multiemployer benefit plans, as discussed below.

In March 2017, the FASB issued ASU 2017-07, Compensation Benefits (Topic 715), Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost. This ASU requires an employer to report the service cost component of net periodic pension benefit cost in the same line item(s) as other compensation cost arising from services rendered by the pertinent employee during the period, with other cost components presented separately from the service cost component and outside of income from operations. This ASU also allows only the service cost component of net periodic pension benefit cost to be eligible for capitalization when applicable. This ASU was effective for years beginning after December 15, 2017. The Business adopted this standard on January 1, 2018 applying the presentation requirements retrospectively. The Business elected to apply the practical expedient, which allows us to use amounts in the employee benefit plans note as the basis for applying retrospective presentation for comparative periods as it is impracticable to determine the disaggregation of the cost components for amounts capitalized and amortized in those periods. Provisions related to presentation of the service cost component eligibility for capitalization were applied prospectively. The presentation change related to the periodic benefit cost of Carrier’s defined benefit pension and postretirement plans is reflected in all periods presented in these financial statements.

Employee Savings Plans. The Business sponsors various employee savings plans. UTC also sponsors and contributes to defined contribution employee savings plans. Certain employees of Carrier participate in these plans. Carrier’s contributions to employer sponsored defined contribution plans were $94 million and $86 million for 2018 and 2017, respectively.

Pension Plans. The Business sponsors both funded and unfunded domestic and foreign defined benefit pension plans that cover a large number of our employees. The largest plans are generally closed to new participants. The Business’ plans use a December 31 measurement date consistent with our fiscal year.

(dollars in millions)	2018	2017
Change in Benefit Obligation
Beginning balance	$2,822	$2,613
Service cost	33	34
Interest cost	64	65
Actuarial (gain) loss	(110)	89
Benefits paid	(114)	(142)
Net settlement, curtailment and special termination benefits	(8)	(34)
Other	(106)	197
Ending balance	$2,581	$2,822

Change in Plan Assets
Beginning balance	$3,000	$2,639
Actual return on plan assets	(162)	287
Employer contributions	45	44
Benefits paid	(114)	(142)
Settlements	(7)	(23)
Other	(127)	195
Ending balance	$2,635	$3,000

Funded Status
Fair value of plan assets	$2,635	$3,000
Benefit obligations	(2,581)	(2,822)
Funded status of plan	$54	$178

Amounts Recognized in the Combined Balance Sheets Consist of
Noncurrent assets	$442	$565
Current liability	(16)	(17)
Noncurrent liability	(372)	(370)
Net amount recognized	$54	$178

Amounts Recognized in Accumulated Other Comprehensive Loss Consist of
Net actuarial loss	$482	$298
Prior service cost	11	3
Net amount recognized	$493	$301

The amounts included in “Other” in the above table primarily reflect the impact of foreign exchange translation, primarily for plans in the U.K., Canada and Germany.

Qualified domestic pension plan benefits covering certain union-represented employees comprise approximately 8% of the projected benefit obligation. Benefits for union employees are generally based on a stated amount for each year of service; these plans are closed to new entrants. Foreign plans comprise approximately 91% of the projected benefit obligation; certain of these plans provide participants with one-time payments upon separation of employment rather than a retirement annuity, but are considered defined benefit plans for accounting purposes. Nonqualified domestic pension plans provide supplementary retirement benefits to certain employees and are not a material component of the projected benefit obligation.

In 2018 and 2017, we made $45 million and $44 million, respectively, of cash contributions to our foreign defined benefit pension plans.

Information for pension plans with accumulated benefit obligations in excess of plan assets:

(dollars in millions)	2018	2017
Projected benefit obligation	$501	$512
Accumulated benefit obligation	463	474
Fair value of plan assets	125	132

Information for pension plans with projected benefit obligations in excess of plan assets:

(dollars in millions)	2018	2017
Projected benefit obligation	$616	$610
Accumulated benefit obligation	564	557
Fair value of plan assets	228	223

The accumulated benefit obligation for all defined benefit pension plans was $2.5 billion and $2.7 billion at December 31, 2018 and 2017, respectively.

The components of the net periodic pension benefit are as follows:

(dollars in millions)	2018	2017
Pension Benefits:
Service cost	$33	$34
Interest cost	64	65
Expected return on plan assets	(170)	(160)
Amortization of prior service cost	1	2
Recognized actuarial net loss	16	14
Net settlement, curtailment and special termination benefits loss (gain)	1	(3)
Net periodic pension benefit – employer	$(55)	$(48)

Other changes in plan assets and benefit obligations recognized in other comprehensive loss in 2018 are as follows:

(dollars in millions)
Current year actuarial loss	$221
Amortization of actuarial loss	(16)
Current year prior service cost	9
Amortization of prior service cost	(1)
Net settlement and curtailment gain	(1)
Other	(20)
Total recognized in other comprehensive loss	$192
Net recognized in net periodic pension benefit and other comprehensive loss	$137

The amount included in “Other” in the above table primarily reflects the impact of foreign exchange translation, primarily for plans in the U.K., Canada and Germany.

The estimated amount that will be amortized from accumulated other comprehensive loss into net periodic pension benefit in 2019 is as follows:

(dollars in millions)
Net actuarial loss	$9
Prior service cost	1
$10

Major assumptions used in determining the benefit obligation and net cost for pension plans are presented in the following table as weighted-averages:

	Benefit Obligation		Net Cost
(dollars in millions)	2018	2017	2018	2017
Discount rate
PBO	2.8%	2.5%	2.5%	2.7%
Interest cost(1)	—	—	2.4%	2.5%
Service cost(1)	—	—	2.8%	3.1%
Salary scale	3.0%	3.0%	3.0%	2.6%
Expected return on plan assets	—	—	6.0%	6.2%
Note 1	The 2018 and 2017 discount rates used to measure the service cost and interest cost applies to our significant plans. The PBO discount rate is used for the service cost and interest cost measurements for non-significant plans.

The weighted-average discount rates used to measure pension benefit obligations and net costs are set by reference to specific analyses using each plan’s specific cash flows and are then comparing them to high-quality bond indices for reasonableness. For those significant plans, the Business utilizes a full yield curve approach in the estimation of the service cost and interest cost components by applying the specific spot rates along the yield curve used in determination of the benefit obligation to the relevant projected cash flows.

In determining the expected return on plan assets, we consider the relative weighting of plan assets, the historical performance of total plan assets and individual asset classes, and economic and other indicators of future performance. In addition, we may consult with and consider the opinions of financial and other professionals in developing appropriate capital market assumptions. Return projections are also validated using a simulation model that incorporates yield curves, credit spreads and risk premiums to project long-term prospective returns.

The plans’ investment management objectives include providing the liquidity and asset levels needed to meet current and future benefit payments, while maintaining a prudent degree of portfolio diversification considering interest rate risk and market volatility. Globally, investment strategies target a mix of approximately 40% of growth seeking assets and 60% of income generating and hedging assets using a wide diversification of asset types, fund strategies and investment managers. The growth seeking allocation consists of global public equities in developed and emerging countries, and alternative-asset class strategies. Within the income generating assets, the fixed income portfolio consists of mainly government and broadly diversified high quality corporate bonds.

The plans have continued their pension risk management techniques designed to reduce the plans’ interest rate risk. More specifically, the plans have incorporated liability hedging programs that include the adoption of a risk reduction objective as part of the long-term investment strategy. Under this objective the income generating and hedging assets typically increased as funded status improves. The hedging programs incorporate a range of assets and investment tools, each with ranging interest rate sensitivity. As a result of the improved funded status of the plans due to favorable asset returns and funding of the plans, the income generating and hedging assets increased significantly in recent years.

The fair values of pension plan assets at December 31, 2018 and 2017 by asset category are as follows:

(dollars in millions)	Quoted Prices in Active Markets For Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Not Subject to Leveling	Total
Asset Category
Public Equities:
Global Equities	$22	$—	$—	$—	$22
Global Equity Commingled Funds(1)	1	115	—	—	116
Enhanced Global Equities(2)	1	4	—	—	5
Global Equity Funds at net asset value(8)	—	—	—	815	815
Private Equities(3),(8)	—	—	1	9	10
Fixed Income Securities:
Governments	13	28	—	—	41
Corporate Bonds	—	136	—	—	136
Fixed Income Securities(8)	—	—	—	1,323	1,323
Real Estate(4),(8)	—	3	10	13	26
Other(5),(8)	—	63	—	18	81
Cash & Cash Equivalents(6),(8)	—	7	—	37	44
Subtotal	$37	$356	$11	$2,215	$2,619
Other Assets & Liabilities(7)					16
Total at December 31, 2018					$2,635

Public Equities:
Global Equities	$29	$—	$—	$—	$29
Global Equity Commingled Funds(1)	—	131	—	—	131
Enhanced Global Equities(2)	2	8	—	—	10
Global Equity Funds at net asset value(8)	—	—	—	969	969
Private Equities(3),(8)	—	—	1	11	12
Fixed Income Securities:
Governments	14	27	—	—	41
Corporate Bonds	—	168	—	—	168
Fixed Income Securities(8)	—	—	—	1,424	1,424
Real Estate(4),(8)	—	3	14	18	35
Other(5),(8)	—	66	—	23	89
Cash & Cash Equivalents(6),(8)	—	6	—	83	89
Subtotal	$45	$409	$15	$2,528	$2,997
Other Assets & Liabilities(7)					3
Total at December 31, 2017					$3,000
Note 1	Represents commingled funds that invest primarily in common stocks.
Note 2	Represents enhanced equity separate account and commingled fund portfolios. A portion of the portfolio may include long-short market neutral and relative value strategies that invest in publicly traded, equity and fixed income securities, as well as derivatives of equity and fixed income securities and foreign currency.
Note 3	Represents limited partner investments with general partners that primarily invest in debt and equity.
Note 4	Represents investments in real estate including commingled funds and directly held properties.
Note 5	Represents insurance contracts and global balanced risk commingled funds consisting mainly of equity, bonds and some commodities.
Note 6	Represents short-term commercial paper, bonds and other cash or cash-like instruments.
Note 7	Represents trust receivables and payables that are not leveled.
Note 8	In accordance with ASU 2015-07, Fair Value Measurement (Topic 820), certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented for the total pension benefits plan assets.

Derivatives in the plan are primarily used to manage risk and gain asset class exposure while still maintaining liquidity. Derivative instruments mainly consist of equity futures, interest rate futures, interest rate swaps and currency forward contracts.

The fair value measurement of plan assets using significant unobservable inputs (Level 3) did not have significant activity in 2018 or 2017 related to unrealized losses (gains), purchases, sales, or settlements.

Quoted market prices are used to value investments when available. Investments in securities traded on exchanges, including listed futures and options, are valued at the last reported sale prices on the last business day of the year or, if not available, the last reported bid prices. Fixed income securities are primarily measured using a market approach pricing methodology, where observable prices are obtained by market transactions involving identical or comparable securities of issuers with similar credit ratings. Over-the-counter securities and government obligations are valued at the bid prices or the average of the bid and ask prices on the last business day of the year from published sources or, if not available, from other sources considered reliable, generally broker quotes. Temporary cash investments are stated at cost, which approximates fair value.

We expect to make total contributions of approximately $29 million to our global defined benefit pension plans in 2019. Contributions do not reflect benefits to be paid directly from corporate assets.

Benefit payments, including amounts to be paid from corporate assets, and reflecting expected future service, as appropriate, are expected to be paid as follows: $109 million in 2019, $115 million in 2020, $112 million in 2021, $118 million in 2022, $122 million in 2023, and $653 million from 2024 through 2028.

Postretirement Benefit Plans. The Business sponsors postretirement benefit plans that provide health and life benefits to eligible retirees. The postretirement plans are unfunded. The benefit obligation was $6 million at December 31, 2018 and 2017. The net periodic benefit cost was $0.2 million and $0.3 million for 2018 and 2017, respectively.

The PBO discount rate was 3.6% and 3.4% at December 31, 2018 and 2017, respectively. The Net Cost discount rate was 3.4% and 3.7% for 2018 and 2017, respectively.

Benefit payments, including amounts to be paid from corporate assets, and reflecting expected future service, as appropriate, are expected to be paid as follows: $0.3 million in 2019, $0.3 million in 2020, $0.2 million in 2021, $0.2 million in 2022, $0.2 million in 2023, and $1.1 million from 2024 through 2028.

Multiemployer Benefit Plans. The Business contributes to various domestic and foreign multiemployer defined benefit pension plans. The risks of participating in these multiemployer plans are different from single-employer plans in that assets contributed are pooled and may be used to provide benefits to employees of other participating employers. If a participating employer stops contributing to the plan, the unfunded obligations of the plan may be borne by the remaining participating employers. Lastly, if we choose to stop participating in some of our multiemployer plans, we may be required to pay those plans a withdrawal liability based on the underfunded status of the plan.

Our participation in these plans for the annual periods ended December 31 is outlined in the table below. Unless otherwise noted, the most recent Pension Protection Act (“PPA”) zone status available in 2018 and 2017 is for the plan’s year-end at December 31, 2017, and December 31, 2016, respectively. The zone status is based on information that we received from the plan and is certified by the plan’s actuary. Our significant plan is in the green zone which represents a plan that is at least 80% funded and does not require a financial improvement plan (“FIP”) or a rehabilitation plan (“RP”).

(dollars in millions)	EIN/ Pension Plan Number	Zone Status		FIP/ RP Status Pending/ Implemented	Contributions		Surcharge Imposed	Expiration Date of Collective- Bargaining Agreement
Pension Fund		2018	2017		2018	2017
Metal and technology industry pension plan	N/A	Green	Green	No	$6	$6	No	May 31, 2019*
Other funds					15	14
					$21	$20
*	As of the date of issuance of the Combined Financial Statements, negotiations for a new collective bargaining agreement are on-going. During negotiations, under Dutch Law the previous collective bargaining agreement remains valid.

UTC’s defined benefit pension and postretirement benefit plans have been accounted for as multi-employer plans in these Combined Financial Statements, in accordance with FASB ASC No. 715-30, “Defined Benefit Plans-Pension” and FASB ASC No. 715-60, “Defined Benefit Plans-Other Postretirement”. FASB ASC No. 715, “Compensation-Retirement Benefits” provides that an employer that participates in a multi-employer defined benefit plan is not required to report a liability beyond the contributions currently due and unpaid to the plan. Therefore, no assets or liabilities related to these plans have been included in the Combined Balance Sheets. These pension and post retirement expenses were allocated to the Business and reported in cost of goods sold, selling, general and administrative expenses and non-service pension costs. The amounts for pension and retirement expenses for the year ended December 31, 2018 and 2017 were as follows:

(dollars in millions)	2018	2017
Service cost	$22	$23
Non-service pension cost	(80)	(57)
	$(58)	$(34)

Stock-Based Compensation. Carrier participates in UTC’s long-term incentive plans (“LTIP”) which authorize various types of market and performance based incentive awards including stock options, stock appreciation rights, performance share units and other such awards. Stock-based compensation expense reflected in the accompanying Combined Financial Statements relates to stock plan awards of UTC awarded to Carrier related employees and not stock awards of Carrier as Carrier does not grant stock awards. The following disclosures represent stock-based compensation expenses attributable to Carrier based on the awards and terms previously granted under UTC’s stock-based compensation plans to Carrier employees. Accordingly, the amounts presented are not necessarily indicative of future awards and do not necessarily reflect the results that Carrier would have experienced as an independent company for the periods presented.

Under the UTC LTIP Plans, the exercise price of awards is set on the grant date and may not be less than the fair market value per share on that date. Generally, stock appreciation rights and stock options have a term of ten years and a three-year vesting period, subject to limited exceptions. In the event of retirement, annual stock appreciation rights, stock options, and restricted stock units held for more than one year may become vested and exercisable, subject to certain terms and conditions. LTIP awards with performance-based vesting generally have a minimum three-year vesting period and vest based on actual performance against pre-established metrics. In the event of retirement, performance-based awards held for more than one year, remain eligible to vest based on actual performance relative to target metrics.

The Business measures the cost of all share-based payments, including stock options, at fair value on the grant date and recognizes this cost in the Combined Statements of Operations. For the years ended December 31, 2018 and 2017, $44 million and $34 million respectively, of compensation cost directly attributable to Carrier employees was recognized in operating results. The associated future income tax benefit recognized was $10 million and $8 million for the years ended December 31, 2018 and 2017, respectively. The amounts have been adjusted for the impact of the TCJA. Please see Note 14 – Income Taxes for additional details.

For the years ended December 31, 2018 and 2017, the amount of cash received from the exercise of stock options was $4 million and $7 million, respectively, with an associated tax benefit realized of $7 million and $19 million, respectively. In addition, for the years ended December 31, 2018 and 2017, the associated tax benefit realized from the vesting of performance share units and other restricted awards was $2 million and $4 million, respectively.

At December 31, 2018, there was $37 million of total unrecognized compensation costs related to non-vested equity awards granted under long-term incentive plans. This cost is expected to be recognized ratably over a weighted-average period of 2.6 years.

A summary of the transactions under all long-term incentive plans for the year ended December 31, 2018 follows that UTC granted to Carrier employees:

	Stock Options		Stock Appreciation Rights		Performance Share Units		Other Incentive Shares/ Units
(shares and units in thousands)	Share	Average Price*	Shares	Average Price**	Units	Average Price**
Outstanding at December 31, 2017	118	$85.98	5,765	$94.07	316	$106.95	427
Granted	2	123.48	796	127.26	94	128.13	136
Exercised/earned	(66)	77.76	(704)	77.73	(31)	115.04	(74)
Cancelled	(2)	105.38	(165)	114.52	(92)	115.22	(12)
Net Transfers(1)	19	—	(57)	—	2	—	22
December 31, 2018	71	$85.86	5,635	$100.16	289	$110.59	499
**	Weighted-average exercise price
**	Weighted-average grant stock price
Note 1	Represents net activity related to employee movement among UTC business units

The weighted-average grant date fair value of stock options and stock appreciation rights granted during 2018 and 2017 by UTC was $20.25 and $17.55, respectively. The weighted-average grant date fair value of performance share units, which vest upon achieving certain performance metrics, granted by UTC during 2018 and 2017 was $131.42 and $111.00, respectively. The total fair value of awards vested during the years ended December 31, 2018 and 2017 was $27 million and $35 million, respectively. The total intrinsic value (which is the amount by which the stock price exceeded the exercise price on the date of exercise) of stock options and stock appreciation rights exercised during the years ended December 31, 2018 and 2017 was $43 million and $63 million, respectively. The total intrinsic value (which is the stock price at vesting) of performance share units and other restricted awards vested was $14 million and $18 million during the years ended December 31, 2018 and 2017, respectively.

The following table summarizes information about equity awards outstanding for Carrier employees that are vested and expected to vest and equity awards outstanding that are exercisable at December 31, 2018:

	Equity Awards Vested and Expected to Vest					Equity Awards That Are Exercisable
(shares in thousands; aggregate intrinsic value in millions)	Awards	Average Price*	Aggregate Intrinsic Value	Remaining Term**	Awards	Average Price*	Aggregate Intrinsic Value	Remaining Term**
Stock Options/Stock Appreciation rights	5,334	$99.70	$62	5.4 years	3,698	$93.71	$57	3.9 years
Performance Share Units/ Restricted Stock	792	—	84	1.6 years
*	Weighted-average exercise price per share
**	Weighted-average contractual remaining term in years

The fair value of each option award is estimated on the date of grant using a binomial lattice model. The following table indicates the assumptions used in estimating fair value for the years ended December 31, 2018 and 2017. These assumptions represent those utilized by UTC and are not necessarily indicative of assumptions that would be used by Carrier as a stand-alone company. Lattice-based option models incorporate ranges of assumptions for inputs; those ranges are as follows:

	2018	2017
Expected volatility	17.5% – 21.1%	19%
Weighted-average volatility	18%	19%
Expected term (in years)	6.5 – 6.6	6.5
Expected dividend yield	2.2%	2.4%
Risk-free rate	1.3% – 2.7%	0.5% – 2.5%

Expected volatilities are based on the returns of the stock, including implied volatilities from traded options on UTC’s stock for the binomial lattice model. UTC uses historical data to estimate equity award exercise and employee termination behavior within the valuation model. The expected term represents an estimate of the period of time equity awards are expected to remain outstanding. The risk-free rate is based on the term structure of interest rates at the time of equity award grant.

NOTE 13: ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

A summary of the changes in each component of accumulated other comprehensive (loss) income, net of tax for the years ended December 31, 2018 and 2017 is provided below:

(dollars in millions)	Foreign Currency Translation	Defined Benefit Pension and Postretirement Plans	Unrealized Gains (Losses) on Available- for-Sale Securities	Unrealized Hedging Gains (Losses)	Accumulated Other Comprehensive Income (Loss)
Balance at January 1, 2017	$(1,130)	$(211)	$262	$(5)	$(1,084)
Other comprehensive income (loss) before reclassifications, net	747	(32)	(31)	2	686
Amounts reclassified, pre-tax	(10)	16	(394)	1	(387)
Tax expense reclassified	—	5	163	—	168
Balance at December 31, 2017	$(393)	$(222)	$—	$(2)	$(617)
Other comprehensive loss before reclassifications, net	(441)	(209)	—	—	(650)
Amounts reclassified, pre-tax	—	17	—	2	19
Tax expense reclassified	—	33	—	—	33
Balance at December 31, 2018	$(834)	$(381)	$—	$—	$(1,215)

Amounts reclassified related to defined benefit pension and postretirement plans include amortization of prior service costs and actuarial net losses recognized during each period presented. These costs are recorded as components of net periodic pension cost for each period presented (see Note 12 – Employee Benefit Plans for additional details).

Amounts reclassified that relate to unrealized gains (losses) on available-for-sale securities, pre-tax includes approximately $394 million of previously unrealized gains reclassified to Other income (expense), net as a result of sales of significant investments in available-for-sale securities in 2017, including Carrier’s sale of investments in Watsco, Inc.

All noncontrolling interests with redemption features, such as put options, that are not solely within the Business’ control (redeemable noncontrolling interests) were reported in the mezzanine section of the Combined Balance Sheets, between liabilities and equity, at the greater of redemption value or initial carrying value. The decrease in the value of redeemable noncontrolling interest in the Combined Statements of Changes in Equity for the year ended December 31, 2017 is primarily attributable to our acquisition of the remaining interest in an Italian heating products and services company, initially acquired in 2016.

NOTE 14: INCOME TAXES

Income Before Income Taxes

The sources of income from operations before income taxes are:

(dollars in millions)	2018	2017
United States	$2,360	$1,620
Foreign	1,482	1,434
Total	$3,842	$3,054

Following enactment of the TCJA, Carrier no longer intends to reinvest certain undistributed earnings of its international subsidiaries that have been previously taxed in the U.S. As such, Carrier recorded associated taxes of $102 million in 2018. For the remainder of Carrier’s undistributed international earnings, unless tax effective to repatriate, Carrier intends to continue to permanently reinvest these earnings. As of December 31, 2018, such undistributed earnings were approximately $5.0 billion, excluding other comprehensive income amounts. It is not practicable to estimate the amount of tax that might be payable on the remaining amounts.

Provision for Income Taxes

The income tax expense (benefit) for the years ended December 31, 2018 and 2017 consisted of the following components:

(dollars in millions)	2018	2017
Current:
United States
Federal	$479	$1,318
State	119	99
Foreign	342	342
	$940	$1,759
Future:
United States
Federal	$(37)	$22
State	24	2
Foreign	146	4
	133	28
Income tax expense	$1,073	$1,787
Attributable to items charged to UTC Net Investment	(68)	(168)

Reconciliation of Effective Income Tax Rate. Differences between the effective income tax rates and the statutory U.S. federal income tax rate are as follows:

	2018	2017
Statutory U.S. federal income tax rate	21.0%	35.0%
State income tax	2.6%	1.8%
Tax on international activities	4.4%	(3.4)%
Tax audit settlements	—	(0.4)%
U.S. tax reform	—	26.1%
Other	(0.1)%	(0.6)%
Effective income tax rate	27.9%	58.5%

The 2018 effective tax rate reflects a net tax charge of $102 million as a result of UTC’s change of assertion of no longer intending to reinvest certain undistributed earnings of its international subsidiaries. In addition, the increase in tax on international activities is also related to higher international tax costs compared to the lower U.S. federal statutory rate.

The 2017 effective tax rate reflects a net tax charge of $799 million attributable to the passage of the TCJA. These amounts primarily relate to U.S. income tax attributable to previously undistributed earnings of the Business’ international subsidiaries and equity investments and the revaluation of U.S. deferred income taxes.

Deferred Tax Assets and Liabilities. Future income taxes represent the tax effects of transactions which are reported in different periods for tax and financial reporting purposes. These amounts consist of the tax effects of temporary differences between the tax and financial reporting balance sheets and tax carryforwards. Future income tax benefits and payables within the same tax paying component of a particular jurisdiction are offset for presentation in the Combined Balance Sheets. The amounts have been adjusted for the impact of the TCJA.

The tax effects of temporary differences and tax carryforwards which gave rise to future income tax benefits and payables at December 31, 2018 and 2017 are as follows:

(dollars in millions)	2018	2017
Future income tax benefits:
Insurance and employee benefits	$76	$55
Other asset basis differences	126	126
Other liability basis differences	331	326
Tax loss carryforward	159	185
Tax credit carryforwards	60	65
Valuation allowances	(107)	(113)
	$645	$644

Future income taxes payable:
Intangible assets	$403	$446
Other asset basis differences	165	73
Other items, net	—	4
	$568	$523

Valuation allowances have been established primarily for tax credit carryforwards, tax loss carryforwards, and certain foreign temporary differences to reduce the future income tax benefits to expected realizable amounts.

Tax Credit and Loss Carryforwards. At December 31, 2018, tax credit carryforwards, principally state and foreign, and tax loss carryforwards, principally state and foreign, were as follows:

(dollars in millions)	Tax Loss Carryforwards	Tax Credit Carryforwards
Expiration period:
2019-2023	$56	$7
2024-2028	49	8
2029-2038	104	1
Indefinite	592	44
Total	$801	$60

Unrecognized Tax Benefits. At December 31, 2018, Carrier had gross tax-effected unrecognized tax benefits of $316 million, all of which, if recognized, would impact the effective tax rate. A reconciliation of the beginning and ending amounts of unrecognized tax benefits and interest expense related to unrecognized tax benefits for the years ended December 31, 2018, and 2017 is as follows:

(dollars in millions)	2018	2017
Balance at January 1	$290	$243
Additions for tax positions related to the current year	27	54
Additions for tax positions of prior years	3	17
Reductions for tax positions of prior years	(4)	(20)
Settlements	—	(4)
Balance at December 31	$316	$290
Gross interest expense related to unrecognized tax benefits	$8	$4
Total accrued interest balance at December 31	$33	$24

Carrier conducts business globally and, as a result, Carrier or one or more of its subsidiaries files income tax returns in the U.S. federal jurisdiction and various state and foreign jurisdictions. As noted previously, in certain jurisdictions, Carrier’s operations are included in combined tax returns with UTC. In the ordinary course of business, the Business is subject to examination by taxing authorities throughout the world, including such major jurisdictions as Australia, Belgium, Canada, China, Czech Republic, France, Germany, Hong Kong, India, Italy, Mexico, Netherlands, Singapore, the United Kingdom and the United States. With few exceptions, Carrier is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations for years before 2010.

During 2017, Carrier recognized a noncash gain of approximately $20 million, including a pre-tax interest adjustment of $2 million, as a result of federal, state and non-U.S. tax year primarily related to the expiration of applicable statutes of limitation, including expiration of the U.S. federal income tax statute of limitations for UTC’s 2013 tax year.

As of December 31, 2018, UTC’s tax years 2014, 2015 and 2016 were under audit by the Examination Division of the IRS and the audit concluded during the second quarter of 2019. A subsidiary of Carrier is engaged in litigation in Italy which is currently pending before the Italian Supreme Court following favorable lower court decisions. The Italian Tax Authority announced an amnesty program in December of 2018. See Note 21 – Subsequent Events for additional information regarding the closure of the IRS audit of the UTC tax years 2014 through 2016 and Carrier’s participation in the amnesty program.

It is reasonably possible that a net reduction within the range of $145 million to $150 million of unrecognized tax benefits may occur over the next 12 months as a result of additional worldwide uncertain tax positions, the revaluation of current uncertain tax positions arising from developments in examinations, in appeals, or in the courts, or the closure of tax statutes.

NOTE 15: RESTRUCTURING COSTS

During the years ended December 31, 2018 and 2017, the Business recorded net pre-tax restructuring costs totaling $80 million and $111 million, respectively, for new and ongoing restructuring actions. The Business recorded charges in the segments as follows:

(dollars in millions)	2018	2017
HVAC	$20	$36
Refrigeration	23	13
Fire & Security	34	57
Eliminations and other	3	5
Total	$80	$111

Restructuring charges incurred in the years ended December 31, 2018 and 2017 primarily relate to actions initiated during 2018 and 2017, and were recorded as follows:

(dollars in millions)	2018	2017
Cost of sales	$36	$48
Selling, general & administrative	44	63
Total	$80	$111

2018 Actions. During 2018, the Business recorded net pre-tax restructuring costs totaling $63 million for restructuring actions initiated in 2018, consisting of $25 million in cost of sales and $38 million in selling, general and administrative expenses. The 2018 actions relate to ongoing cost reduction efforts, including workforce reductions and consolidation of field operations.

The following table summarizes the accrual balances and utilization by cost type for the 2018 restructuring actions:

(dollars in millions)	Severance	Facility Exit, Lease Termination & Other Costs	Total
Balance at January 1, 2018	$—	$—	$—
Net pre-tax restructuring costs	57	6	63
Utilization, foreign exchange and other costs	(26)	(4)	(30)
Balance at December 31, 2018	$31	$2	$33

The following table summarizes expected, incurred and remaining costs for the 2018 restructuring actions by segment:

(dollars in millions)	Expected Costs	Cost Incurred During 2018	Remaining Costs at December 31, 2018
HVAC	$24	$(17)	$7
Refrigeration	26	(21)	5
Fire & Security	34	(22)	12
Eliminations and other	3	(3)	—
Total	$87	$(63)	$24

2017 Actions. During 2018, the Business recorded net pre-tax restructuring costs totaling $1 million for restructuring actions initiated in 2017, consisting of $1 million in cost of sales. The 2017 actions relate to ongoing cost reduction efforts, including workforce reductions and the consolidation of field operations. The following table summarizes the accrual balances and utilization by cost type for the 2017 restructuring actions:

(dollars in millions)	Severance	Facility Exit, Lease Termination & Other Costs	Total
Restructuring accruals at January 1, 2017	$—	$—	$—
Net pre-tax restructuring costs	74	2	76
Utilization, foreign exchange and other costs	(33)	(1)	(34)
Restructuring accruals at December 31, 2017	$41	$1	$42
Net pre-tax restructuring costs	(4)	5	1
Utilization, foreign exchange and other costs	(26)	(1)	(27)
Balance at December 31, 2018	$11	$5	$16

The following table summarizes expected, incurred and remaining costs for the 2017 programs by segment:

(dollars in millions)	Expected Costs	Cost Incurred During 2017	Cost Incurred During 2018	Remaining Costs at December 31, 2018
HVAC	$24	$(24)	$—	$—
Refrigeration	14	(13)	(1)	—
Fire & Security	38	(38)	—	—
Eliminations and other	1	(1)	—	—
Total	$77	$(76)	$(1)	$—

2016 and Prior Actions. During 2018 and 2017, the Business recorded net pre-tax restructuring costs totaling $16 million and $35 million, respectively for restructuring actions initiated in 2016 and prior. As of December 31, 2018 and 2017, we have approximately $7 million and $31 million of accrual balances remaining related to 2016 and prior actions.

NOTE 16: EQUITY METHOD INVESTMENTS

Carrier had 31 and 32 uncombined domestic and foreign affiliates as of December 31, 2018 and 2017, respectively. The Business has reflected the results of its historical equity earnings from its equity investments in its Combined Statements of Operations. While the Business retains an ongoing interest in and has significant influence with its equity method investments, the Business does not control these operations directly. Carrier’s ownership interests in equity method investments vary among individual investments but range between 20% and 50%. Carrier periodically reviews the carrying value of its investments to determine if there has been an other-than-temporary decline in carrying value. A variety of factors are considered when determining if a decline in carrying value is other than temporary, including, among other factors, the financial condition and business prospects of the investee, as well as Carrier’s intent with regard to the investment. There were no material impairments of Carrier’s investments during the historical periods presented.

Summarized financial information for equity method investments is reflected below.

(dollars in millions)	2018	2017
Current assets	$4,123	$3,986
Noncurrent assets	1,703	1,612
Total assets	5,826	5,598
Current liabilities	2,204	2,398
Noncurrent liabilities	445	321
Total liabilities	2,649	2,719
Total net equity of investees	3,177	2,879
(dollars in millions)	2018	2017
Net sales	$9,142	$8,697
Gross profit	1,673	1,606
Income from continuing operations	645	561
Net income	645	561

Carrier sells products to and purchases products from uncombined entities accounted for under the equity method, which are considered to be related parties. During each of the years ended December 31, 2018 and 2017, Product sales in the Combined Statements of Operations included sales to equity method investees of $1.9 billion. During the years ended December 31, 2018 and 2017, Cost of products sold in the Combined Statements of Operations included purchases from equity method investees of $607 million and $618 million, respectively. Carrier had receivables from equity method investees of $101 million and $103 million at December 31, 2018 and 2017, respectively. Carrier also had payables to equity method investees of $74 million and $75 million at December 31, 2018 and 2017, respectively. The receivables and payables were included in Account receivable, net and Accounts payable, respectively, on the Combined Balance Sheets.

NOTE 17: OTHER INCOME, NET

(dollars in millions)	2018	2017
Transaction gains	$799	$379
Other	138	196
Total	$937	$575

The transaction gain recorded in 2018 relates to our sale of Taylor. The transaction gain recorded in 2017 relates to the sale of our investment in Watsco, Inc.

NOTE 18: GUARANTEES

The Business has commitments and performance guarantees, including energy savings guarantees, under long-term service and maintenance contracts related to its air conditioning equipment and system controls. Liabilities recorded on the Combined Balance Sheets related to these guarantees were not significant during the historical periods presented.

The Business also has obligations arising from sales of certain businesses and assets, including those from representations and warranties and related indemnities for environmental, health and safety (including asbestos-related), tax and employment matters. The maximum potential payment related to these obligations is not a specified amount as a number of the obligations do not contain financial caps. The carrying amount of liabilities related to these obligations was $10 million and $18 million and recorded with Accrued liabilities at December 31, 2018 and December 31, 2017, respectively. For additional information regarding the environmental indemnifications, see Note 19 – Contingent Liabilities.

Carrier accrues for costs associated with guarantees when it is probable that a liability has been incurred and the amount can be reasonably estimated. The most likely cost to be incurred is accrued based on an evaluation of currently available facts, and where no amount within a range of estimates is more likely, the minimum is accrued. In accordance with FASB ASC Topic 460-10: Guarantees, the Business records these liabilities at fair value.

The Business provides service and warranty policies on its products and extends performance and operating cost guarantees beyond normal service and warranty policies on some of its products. In addition, the Business incurs discretionary costs to service its products in connection with specific product performance issues. Liabilities for performance and operating cost guarantees are based upon future product performance and durability, and are largely estimated based upon historical experience. Adjustments are recorded to accruals as claim data and historical experience warrant. The changes in the carrying amount of service and product warranties and product performance guarantees for the years ended December 31, 2018 and 2017 are as follows:

(dollars in millions)	2018	2017
Balance as of January 1	$500	$424
Warranties and performance guarantees issued	171	213
Settlement made	(191)	(141)
Other	(7)	4
Balance as of December 31	$473	$500

NOTE 19: CONTINGENT LIABILITIES

Except as otherwise noted, while the Business is unable to predict the final outcome, based on information currently available, the Business does not believe that resolution of any of the following matters will have a material adverse effect upon the Business’ competitive position, results of operations, cash flows or financial condition.

Leases. The Business occupies space and uses certain equipment under lease arrangements. Rental commitments of $685 million at December 31, 2018 under long-term non-cancellable operating leases are payable as follows: $189 million in 2019, $146 million in 2020, $110 million in 2021, $77 million in 2022, $52 million in 2023 and $111 million in 2024 and thereafter. Rental commitments include only those payments we are legally obligated to make whereas upon adoption of ASC 842 our lease liabilities will include additional payments relating to reasonably certain renewal option periods. Rent expense was $167 million and $164 million in 2018 and 2017, respectively.

Environmental. The Business’ operations are subject to environmental regulation by authorities with jurisdiction over its operations. As described in Note 3 to the Combined Financial Statements, the Business has accrued for the costs of environmental remediation activities, including but not limited to investigatory, remediation, operating and maintenance costs and performance guarantees, and periodically reassesses these amounts. Management believes that the likelihood of incurring losses materially in excess of amounts accrued is remote. As of December 31, 2018 and 2017, the outstanding liability for environmental obligations was $215 million and $217 million, respectively, of which $15 million and $34 million is included in Accrued liabilities and $200 million and $183 million is included in Other long-term liabilities in the accompanying Combined Balance Sheets.

Legal Proceedings. Asbestos Matters – The Business and its combined subsidiaries have been named as defendants in lawsuits alleging personal injury as a result of exposure to asbestos integrated into certain of Carrier’s products or business premises. While the Business has never manufactured asbestos and no longer incorporates it in any currently-manufactured products, certain of Carrier’s historical products, have contained components incorporating asbestos. A substantial majority of these asbestos-related claims have been dismissed without payment or were covered in full or in part by insurance or other forms of indemnity. Additional cases were litigated and settled without any insurance reimbursement. The amounts involved in asbestos related claims were not material individually or in the aggregate in any year.

Our estimated total liability to resolve all pending and unasserted potential future asbestos claims through 2059 is approximately $253 million and $252 million, which is principally recorded in Other long-term liabilities on the Combined Balance Sheets as of December 31, 2018 and 2017, respectively. This amount is on an undiscounted, pre-tax basis and excludes the Business’ legal fees to defend the asbestos claims (which are expensed by the Business as they are incurred). In addition, the Business has an insurance recovery receivable for probable asbestos related recoveries of approximately $108 million and $73 million, which is included primarily in Other assets on the Combined Balance Sheets as of December 31, 2018 and 2017, respectively.

Other. As described in Note 18 to the Combined Financial Statements, the Business extends performance and operating cost guarantees beyond the normal warranty and service policies for extended periods on some of the products. The Business typically accrues its estimate of the liability that may result under these guarantees and for service costs that are probable and can be reasonably estimated. For further discussion and rollforward related warranties, see Note 18 – Guarantees.

The Business also has other commitments and contingent liabilities related to legal proceedings and matters arising out of the ordinary course of business. The Business accrues contingencies based upon a range of possible outcomes. If no amount within this range is a better estimate than any other, then the Business accrues the minimum amount.

In the ordinary course of business, Carrier is also routinely a defendant in, party to or otherwise subject to many pending and threatened legal actions, claims, disputes and proceedings. These matters are often based on alleged violations of contract, product liability, warranty, regulatory, environmental, health and safety, employment, intellectual property, tax and other laws. In some of these proceedings, claims for substantial monetary damages are asserted against the Business and its subsidiaries and could result in fines, penalties, compensatory or treble damages or non-monetary relief. The Business does not believe that these matters will have a material adverse effect upon its competitive position, results of operations, cash flows or financial condition.

NOTE 20: SEGMENT FINANCIAL DATA

Carrier has historically operated as an operating segment within UTC. As it is transitioning into an independent, publicly traded company, the Business’ Chief Executive Officer, its Chief Operating Decision Maker (“CODM”), evaluated how to view and measure the Business’ performance. Based upon such evaluation, and effective during the second quarter of 2019, Carrier determined it is organized into three operating segments, which are also its reportable segments, based on how the CODM allocates resources, assesses performance and makes strategic and operational decisions. The CODM allocates resources to and evaluates the financial performance of each operating segment primarily based on net sales and operating profit. For the years ended December 31, 2018 and 2017, segment results are presented in accordance with this new structure. The Carrier operating segments were determined in accordance with FASB ASC Topic 280 – Segment Reporting are (1) HVAC; (2) Refrigeration; and (3) Fire & Security. The segments are generally determined based on the decision-making structure of the Business and the grouping of similar products and services.

HVAC provides products, controls, services and solutions to meet the heating and cooling needs of residential and commercial customers, while enhancing building performance, energy efficiency and sustainability. Carrier’s industry-leading family of brands includes Carrier, Automated Logic, Bryant, CIAT, Day & Night, Heil, NORESCO and Riello. Products include air conditioners, heating systems, controls and aftermarket components, as well as aftermarket repair and maintenance services and building automation solutions. HVAC products and solutions are sold directly, including to building contractors and owners, and indirectly through equity method investees, independent sales representatives, distributors, wholesalers, dealers and retail outlets.

Refrigeration is comprised of transport refrigeration and commercial refrigeration products and solutions. Transport refrigeration products and services include refrigeration and monitoring systems for trucks, trailers, shipping containers, intermodal and rail. Transport refrigeration products and cold chain monitoring solutions are used to enable the safe, reliable transport of food and beverages, medical supplies and other perishable cargo. Commercial refrigeration solutions include refrigerated cabinets, freezers, systems and controls. Carrier’s commercial refrigeration equipment solutions incorporate next-generation technologies to preserve freshness, ensure safety and enhance the appearance of retail food and beverage. The Business’ Refrigeration products and services are sold under established brand names, including Carrier Commercial Refrigeration, Carrier Transicold and Sensitech. Refrigeration products and services are sold directly, including to transportation companies and retail stores, and indirectly through equity method investees, independent sales representatives, distributors, wholesalers and dealers.

Fire & Security includes a wide range of residential and building systems, including fire, flame, gas and smoke detection; portable fire extinguishers; fire suppression systems; intruder alarms; access control systems and video management systems. Other fire and security service offerings include audit, design, installation and system integration, as well as aftermarket maintenance and repair and monitoring services. Established brands include Autronica, Chubb, Det-Tronics, Edwards, Fireye, GST, Interlogix, Kidde, LenelS2, Marioff, Onity and Supra. Fire & Security products and solutions are sold directly to end customers, as well as through manufacturers’ representatives, distributors, dealers, value-added resellers and retailers.

Segment Information. Total sales by segment include inter-segment sales, which are generally made at prices approximating those that the selling entity is able to obtain on external sales. Segment information for the years ended December 31 is as follows:

	Net Sales		Operating Profit
(dollars in millions)	2018	2017	2018	2017
HVAC	$9,713	$9,045	$1,720	$2,001
Refrigeration	4,095	3,823	1,353	562
Fire & Security	5,531	5,324	726	639
Total segment	19,339	18,192	3,799	3,202
Eliminations and other	(425)	(378)	(24)	(32)
General corporate expenses	—	—	(138)	(140)
Combined	$18,914	$17,814	$3,637	$3,030
	Segment Assets		Capital Expenditures		Depreciation & Amortization
(dollars in millions)	2018	2017	2018	2017	2018	2017
HVAC	$1,844	$1,630	$149	$148	$164	$173
Refrigeration	998	1,017	40	36	36	33
Fire & Security	1,764	1,698	45	50	141	152
Total segment	4,606	4,345	234	234	341	358
Eliminations and other	(4)	(10)	29	92	16	14
Combined	$4,602	$4,335	$263	$326	$357	$372
Cash and cash equivalents	1,129	1,324
Other assets, current	378	341
Total Current Assets	$6,109	$6,000

Segment assets in the table above represents accounts receivable, contract assets, current, and inventories and contracts in progress, net. Such accounts are regularly reviewed by management and are therefore reported above as segment assets. All other remaining assets and liabilities for all periods presented are managed on a company-wide basis.

Geographic External Sales and Long-Lived Assets. Geographic external sales and operating profits are attributed to the geographic regions based on their location of origin. With the exception of the U.S. presented in the table below, there were no individually significant countries with sales exceeding 10% of total sales during the years ended December 31, 2018 and 2017. Long-lived assets are net fixed assets attributed to the specific geographic regions.

	External Net Sales		Long-Lived Assets
(dollars in millions)	2018	2017	2018	2017
United States Operations	$9,415	$8,686	$700	$727
International Operations
Europe	5,711	5,323	451	480
Asia Pacific	2,853	2,782	244	222
Other	935	1,023	258	255
Combined	$18,914	$17,814	$1,653	$1,684

Segment sales disaggregated by product versus service for the year ended December 31, 2018 and 2017 are as follows:

(dollars in millions)	2018	2017
Sales Type
Product	$8,395	$7,902
Service	1,318	1,143
Total HVAC sales	9,713	9,045
Product	3,665	3,427
Service	430	396
Total Refrigeration sales	4,095	3,823
Product	4,039	3,824
Service	1,492	1,500
Total Fire & Security sales	5,531	5,324
Total segment sales	19,339	18,192
Eliminations and other	(425)	(378)
Combined	$18,914	$17,814

NOTE 21. SUBSEQUENT EVENTS

The Business evaluated events and transactions occurring subsequent to December 31, 2018 through August 9, 2019, the date the Combined Financial Statements were issued and concluded that the following were subsequent events that required recognition or disclosure.

Subsequent to December 31, 2018, as referenced in Note 14, a subsidiary of Carrier that was engaged in litigation before the Italian Supreme Court filed for participation in the Italian amnesty program during the second quarter of 2019. In addition, during the second quarter of 2019, the Examination Division of the IRS completed its review of UTC’s tax years of 2014, 2015 and 2016 and certain state income tax exams concluded. As a result of the amnesty filing in Italy and the conclusion of the IRS and state audits, Carrier recognized a non-cash gain of approximately $167 million, primarily tax related.

Events Subsequent to Original Issuance of Financial Statements (Unaudited). The Business performed an assessment of potential impairment indicators related to its equity method investments as part of the preparation of its financial statements for the period ended September 30, 2019 and determined that indicators of impairment existed for a specific investment in its portfolio. The Business performed a valuation of this investment and determined that the fair value was less than its carrying value. As a result, the Business recorded a non-cash pre-tax charge of $108 million in the period ended September 30, 2019.

SCHEDULE II

Carrier Global Corporation
(A Business of United Technologies Corporation)

Valuation and Qualifying Accounts
As of and for the Years Ended December 31, 2018 and 2017

(Dollars in millions)
Allowances for Doubtful Accounts
Balance, January 1, 2017	$157
Provision charged to income	12
Doubtful accounts written off (net)	(23)
Other adjustments	6
Balance, December 31, 2017	152
Provision charged to income	20
Doubtful accounts written off (net)	(22)
Other adjustments	(9)
Balance, December 31, 2018	$141
(Dollars in millions)
Future Income Tax Benefits – Valuation allowance
Balance, January 1, 2017	$104
Additions charged to income tax expense	17
Reductions credited to income tax expense	(11)
Other adjustments	3
Balance, December 31, 2017	113
Additions charged to income tax expense	15
Reductions credited to income tax expense	(14)
Other adjustments	(7)
Balance, December 31, 2018	$107